 ScholarRock®

Annual Report
2025



To Our Shareholders:

Scholar Rock enters 2026 in a position of strength for what promises to be a year with many important milestones, as we remain focused on obtaining our first regulatory approvals for apitegromab in the U.S. and Europe for people living with spinal muscular atrophy (SMA). I am gratified to have served as Scholar Rock's Board Chairman over the past eight years, and it is a privilege now to lead the organization as Chairman and Chief Executive Officer as we transition toward becoming a global commercial-stage company.

This past year marked a pivotal chapter for Scholar Rock. As the world leaders in myostatin biology, we are closer than ever to delivering the first and only muscle-targeted treatment to the global SMA community. Additionally, we advanced our industry-leading anti-myostatin pipeline and sharpened our strategic focus on rare neuromuscular diseases where muscle is a principal organ affected by the disorder. This focus positions us to meaningfully improve the lives of patients worldwide while providing an opportunity for sustainable growth for Scholar Rock through this decade and well into the next.

In the past year, we progressed toward important U.S. and European regulatory milestones for apitegromab for the treatment of children and adults with SMA, advancing our marketing applications through the regulatory process toward an anticipated approval and commercial launch in 2026. In preparation for this next phase, we executed our planned leadership transition to strengthen our corporate and operational capabilities, building a highly experienced commercial organization with customer-facing teams in the U.S. and commercial build-out in Europe. In parallel, we enhanced our R&D leadership and clinical pipeline with the advancement of multiple clinical and preclinical programs to broaden our impact for people living with rare, severe, and debilitating neuromuscular diseases.

In 2026, our goal is clear: To bring apitegromab to children and adults with SMA as quickly as possible. With the strength of our Phase 3 SAPPHIRE clinical data, we believe we are well-positioned for commercial launches in the U.S. and Europe in 2026. Our teams are working with urgency on behalf of patients, caregivers, and families who have long awaited the world's first muscle-targeted treatment to usher in the next phase of innovation for SMA. In the U.S., following receipt of a Complete Response Letter, we were pleased to hold a constructive and collaborative Type A meeting with the U.S. Food and Drug Administration. Since then, we have resubmitted our Biologics License Application. Global commercial readiness efforts are well underway, positioning us well for U.S. and European launches upon approval, as we expand toward a 50-country operating platform to deliver on our ambition to reach patients with SMA and other rare, severe neuromuscular diseases globally.

Alongside our anticipated SMA launch activities, we continue to advance our innovative anti-myostatin pipeline with the vision of reaching all those living with SMA who may benefit. In late 2025, we initiated the Phase 2 OPAL trial to evaluate apitegromab in patients with SMA under two years of age who are receiving treatment with an approved therapy for SMA, including a one-time dose of gene therapy. We have also been working to advance subcutaneous apitegromab, with the completion of a Phase 1 study in healthy volunteers, which represents potential for additional optionality and impact for patients.

Notably, we announced plans to develop apitegromab for the treatment of patients with facioscapulohumeral muscular dystrophy (FSHD), a rare, progressive neuromuscular disease characterized by muscle atrophy and functional decline, affecting approximately 30,000 individuals across the U.S. and Europe. There are currently no approved treatments for FSHD. The Phase 2 FORGE trial, which we expect will initiate dosing in mid-2026, marks the beginning of the expansion of apitegromab into additional rare, severe, and debilitating neuromuscular diseases where muscle strength and motor function are key unmet needs. We see potential for apitegromab broadly in neuromuscular diseases, and we are actively exploring indications beyond SMA and FSHD.

Beyond apitegromab, we continue to leverage our deep expertise in myostatin biology to advance a robust pipeline of anti-myostatin therapies. Last year, our team moved SRK-439, a novel, investigational, subcutaneously administered myostatin inhibitor, into clinical development, dosing the first healthy volunteers in the fourth quarter of 2025. Preclinical data has demonstrated the potential of SRK-439 to potently inhibit myostatin and increase muscle mass, and we look forward to sharing topline results from the Phase 1 study in the second half of 2026. Together, these programs underscore our commitment to sustained innovation in myostatin biology.

Thank you to our shareholders for your continued support along this journey as we work with focus, discipline, and urgency to deliver on our opportunity to serve the rare neuromuscular disease community globally. And most of all, thank you to the children and adults living with SMA whose determination, insights, and trust guide and motivate us every day.

Sincerely,

David Hallal
Chairman and Chief Executive Officer
Scholar Rock

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to
Commission File Number: 001-38501

SCHOLAR ROCK HOLDING CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**82-3750435**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

301 Binney Street, 3rd Floor
Cambridge, MA 02142
(857) 259-3860
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	SRRK	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐		Accelerated Filer	☐
Non-accelerated Filer	☒		Smaller Reporting Company	☒
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of June 30, 2025, the last day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $2.6 billion based on the closing price of the registrant's common stock on June 30, 2025. The calculation excludes shares of the registrant's common stock held by current executive officers, directors and stockholders that the registrant has concluded are affiliates of the registrant. This determination of affiliate status is not a determination for other purposes.

As of February 26, 2026, there were 114,883,096 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXPLANATORY NOTE

The registrant was previously a smaller reporting company under applicable Securities and Exchange Commission rules and regulations. As of the December 31, 2025 determination date, the registrant's public float exceeded $700 million and thus no longer qualified as a smaller reporting company. However, the registrant remains eligible to use smaller reporting company scaled disclosure requirements pursuant to the transition provisions in Item 10(f)(2)(i)(C) of Regulation S-K and paragraph (3)(i)(C) of the smaller reporting company definition in Rule 12b-2. In accordance with applicable rules, the registrant is permitted to use the scaled disclosure requirements applicable to smaller reporting companies in this Annual Report on Form 10-K and has elected to do so.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report"), including the documents incorporated by reference, contains forward-looking statements within the meaning of the federal securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. All statements other than statements of historical facts contained in this Annual Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology. Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- the timing, scope, or likelihood of our ability to obtain and maintain regulatory approval from the U.S. Food and Drug Administration ("FDA"), the European Commission ("EC") and other regulatory authorities for apitegromab, and any related restrictions, limitations or warnings in the label of any approval for apitegromab;

- our ability to obtain regulatory approval for apitegromab is dependent on the timely and satisfactory response to the Complete Response Letter ("CRL") received from the FDA in September 2025 and resolution of the cGMP deficiencies identified in the CRL by our third-party fill-finish facility;

- our plans to address the CRL;

- our ability to successfully build a commercial infrastructure to launch and market apitegromab, or otherwise provide access to apitegromab, if and when it is approved or receives pricing or reimbursement approval;

- our ability, through third party manufacturers, to successfully manufacture commercial supply of apitegromab;

- the rate and degree of market acceptance of apitegromab, if approved;

- the size and growth potential of the markets for apitegromab, and our ability to serve those markets, either alone or in combination with others;

- the clinical utility of apitegromab and its potential advantages over other therapeutic options;

- the potential benefit of orphan drug exclusivity, Orphan Drug designation, Fast Track designation and Rare Pediatric Disease designation for apitegromab;

- our success in identifying and executing development programs for additional indications for apitegromab;

- the success, cost and timing of clinical trials, including the progress, completion, timing of results, and actual results of our clinical trials;

- our ability, through third party manufacturers, to successfully manufacture our product candidates for clinical trials;

- the fact that top-line or interim data from our clinical studies may not be predictive of the final or more detailed results of such study or the results of other ongoing or future studies;

- our success in identifying and executing a development program for our preclinical product candidates, including SRK-373, SRK-256 and identifying additional product candidates from our preclinical programs and research pipeline;

- our ability to retain our executives and highly skilled technical and managerial personnel, which could be affected due to any transition in management, or if we fail to recruit additional highly skilled personnel;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and the duration of such protection and our ability to operate our business without infringing on the intellectual property rights of others;

- our ability to obtain, generally or on terms acceptable to us, funding for our operations, including funding necessary to commercialize, if approved, apitegromab and complete further development of our current and future product candidates;

- our ability to establish or maintain collaborations or strategic relationships;

- our expectations relating to the potential of our proprietary platform technology;

- the impact of new laws and regulations or amendments to existing laws and regulations in the United States and foreign countries;

- risks associated with the impact of global economic and political developments on our business, including rising inflation and capital market disruptions, tariff policies, economic sanctions and economic slowdowns or recessions or public health pandemics;

- developments and projections relating to our competitors and our industry;

- our estimates and expectations regarding cash, cash reserves, and expense levels, future revenues, capital requirements and needs for additional financing, including our expected use of proceeds from our public offerings, and liquidity sources;

- our expectations regarding the period during which we qualify as a "smaller reporting company" as defined by Rule 12b-2 of the Exchange Act; and

- other risks and uncertainties, including those listed under the caption Part II, Item 1A "Risk Factors".

The risks set forth above are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our most recent Annual Report and our Quarterly Reports on Form 10-Q for future periods and Current Reports on Form 8-K as we file them with the United States Securities and Exchange Commission (the "SEC"), and to other materials we may furnish to the public from time to time through Current Reports on Form 8-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

We may from time to time provide estimates, projections and other information concerning our industry, the general business environment, and the markets for certain diseases, including estimates regarding the potential size of those markets and the estimated incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events, circumstances or numbers, including actual disease prevalence rates and market size, may differ materially from the information reflected in this Annual Report. Unless otherwise expressly stated, we obtained this industry data, business information, market data, prevalence information and other data from reports, research surveys, studies and

similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources, in some cases applying our own assumptions and analysis that may, in the future, prove not to have been accurate.


PART I


Item 1. Business

    I.   Overview

We are a global biopharmaceutical company dedicated to improving the lives of children and adults with spinal muscular atrophy ("SMA") and additional rare, severe and debilitating neuromuscular diseases. As a leader in the biology of the transforming growth factor beta ("TGFβ") superfamily, our novel understanding of the molecular mechanisms of growth factor activation enabled the development of a proprietary platform for the discovery and development of monoclonal antibodies that locally and selectively target the precursor, or latent, forms of growth factors. Based on our innovative, proprietary, and scalable technology platform, we are building a world-leading anti-myostatin pipeline. During 2025, we made significant progress in advancing our product candidates. We believe 2026 could be a transformational year for Scholar Rock as we anticipate the potential to become a commercial-stage biotech company.

Our lead pipeline product candidates include apitegromab, a subcutaneous formulation of apitegromab, and SRK-439.

Apitegromab is a novel, investigational, fully human monoclonal antibody that inhibits myostatin activation by selectively binding the pro- and latent forms of myostatin in skeletal muscle. Myostatin is a catabolic agent that functions as a negative regulator of muscle mass, therefore inhibition of myostatin results in increased muscle mass and strength. Apitegromab is in development for the treatment of people with SMA and for the treatment of people with facioscapulohumeral muscular dystrophy ("FSHD").

Positive data from the successful Phase 3 SAPPHIRE study evaluating apitegromab in children and adults with SMA were reported in October 2024, and regulatory approvals are anticipated in the U.S. and Europe in 2026. Beyond SMA, a Phase 2 study evaluating apitegromab in patients with FSHD is expected to initiate in mid-2026. We see potential for apitegromab broadly in additional rare, severe, and debilitating neuromuscular diseases where muscle atrophy is a key component of disease pathogenesis, and we are actively exploring indications beyond SMA and FSHD.

In addition to the current intravenous ("IV") formulation, we are developing a subcutaneous formulation of apitegromab. A Phase 1 study in healthy volunteers has been completed, demonstrating that subcutaneous ("SC") apitegromab has favorable bioavailability and a comparable pharmacodynamic profile relative to IV administered apitegromab. Further development activities are ongoing, including planned FDA and EMA regulatory engagements.

Our clinical-stage pipeline also includes SRK-439, a novel, investigational, subcutaneously administered fully human anti-pro/latent myostatin antibody that has high inhibitory potency while maintaining selectivity towards myostatin. SRK-439 is being developed for the treatment of patients with rare, severe, and debilitating neuromuscular diseases. A Phase 1 study of SRK-439 in healthy volunteers is currently underway, with topline data anticipated in the second half of 2026.

Beyond our clinical-stage product candidates, our early-stage pipeline includes additional programs for the treatment of patients with rare, severe, and debilitating neuromuscular diseases.

As we focus our strategy on rare neuromuscular diseases, we are currently seeking partnerships for our additional programs. These programs include: SRK-181, a Phase 2-ready investigational inhibitor of latent TGFβ1 in development for the treatment of patients with solid tumors that are resistant to anti-PD-(L)1 antibody therapies; SRK-373, an investigational, highly selective inhibitor of the latent TGFβ1 isoform with selective activity in the fibrotic extracellular matrix, in preclinical development for the treatment of fibrotic diseases; and SRK-256, an investigational inhibitor of RGMc, or hemojuvelin, in preclinical development for the treatment of iron-restricted anemias. We are also seeking partners to further evaluate the potential for myostatin inhibition in combination with GLP-1 weight loss approaches

following our positive Phase 2 EMBRAZE study, which demonstrated proof-of-concept in the ability of apitegromab to drive statistically significant preservation of lean mass during tirzepatide-induced weight loss.

During 2025, we made considerable progress advancing our pipeline and positioning Scholar Rock to become a global commercial-stage biotech company.

Key 2025 Highlights and Accomplishments:

- **Progressed U.S. and European regulatory activities for apitegromab for the treatment of children and adults with SMA.** Scholar Rock submitted a BLA to the FDA in January 2025, received Priority Review designation in March 2025, and achieved acceptance of the EMA MAA in March 2025, representing significant regulatory milestones toward commercialization. The Company completed a constructive and collaborative in-person Type A meeting with the FDA in November 2025, following the receipt of a Complete Response Letter (CRL) from the FDA on September 22, 2025.

- **Transformed leadership team.** Appointed eight-year Board Chairman, David Hallal, as Chief Executive Officer; Akshay Vaishnaw, M.D., Ph.D. as President of R&D; R. Keith Woods as Chief Operating Officer; Vikas Sinha as Chief Financial Officer; and Rebecca McLeod as Chief Brand Officer and U.S. General Manager, strengthening the Company's leadership as it transitions toward a global commercial-stage organization.

- **Initiated U.S. and European build-out of commercial organization.** Established a lean, experienced U.S. customer-facing team of approximately 50 professionals with deep expertise in neurology and rare disease. Commenced commercial build-out in Europe to support the planned European launch, starting with Germany.

- **Advanced industry-leading anti-myostatin pipeline.** Progressed our strategic plan to build a robust pipeline of therapies for the treatment of people living with rare, severe, and debilitating neuromuscular diseases.

  - Initiated dosing in the Phase 2 OPAL study evaluating apitegromab in infants and toddlers under 2 years of age with SMA

  - Advanced preclinical development of apitegromab for FSHD and filed an Investigational New Drug ("IND") application to support the initiation of a Phase 2 study

  - Completed a Phase 1 study of subcutaneous apitegromab in healthy volunteers

  - Initiated dosing in a Phase 1 study evaluating SRK-439 study in healthy volunteers

  - Continued the ongoing ONYX open-label extension study evaluating the long-term safety and efficacy of apitegromab in patients with SMA who participated in the TOPAZ and SAPPHIRE clinical trials

  - Completed the Phase 2 EMBRAZE study, demonstrating proof-of-concept in the ability of apitegromab to drive statistically significant preservation of lean mass during tirzepatide-induced weight loss

To achieve our mission to improve the lives of children and adults with SMA and additional rare, severe and debilitating neuromuscular diseases, we have assembled an experienced management team, board of directors, scientific founders, and technical leaders with extensive experience across drug discovery, development, and commercialization. Members of our team have held leadership roles across the biotechnology and pharmaceutical industry, including at Acceleron Pharma, Inc.; Alexion Pharmaceuticals; Alnylam Pharmaceuticals, Inc.; argenx US, Inc.; Celgene Corporation; Foundation Medicine, Inc.; and Novartis Pharmaceuticals. We were founded by internationally respected scientists, Drs. Timothy A. Springer and Leonard I. Zon of Harvard Medical School and Boston Children's Hospital, whose foundational discoveries underpin our platform.

II. Our Approach and Proprietary Platform

Scholar Rock's innovative approach is rooted in our novel understanding of the molecular mechanisms of growth factor activation and signaling, and in our ability to discover and develop monoclonal antibodies that can inhibit the activation of a growth factor with an unprecedented degree of selectivity. Our proprietary platform is designed to generate highly selective antibodies that target a growth factor's latent form, prior to its activation within the disease microenvironment, or tissue where it is localized.

Our approach of targeting the latent, precursor forms of growth factors is based on the breakthrough discovery by the laboratory of our cofounder, Timothy A. Springer, Ph.D. of Harvard Medical School and Boston Children's Hospital.

Unlike many other proteins that are produced and secreted by cells in a mature, or active form, many growth factors are expressed by cells in a latent form. For example, TGFβ1 is produced by cells as a single protein that is enzymatically processed into two distinct and physically separated domains, the mature growth factor and the remaining portion of the original protein, referred to as the prodomain, which remain associated as part of a complex. This secreted complex is latent, or inactive, and must first be activated to carry out its normal function in a localized tissue or disease microenvironment. In a seminal peer-reviewed publication in 2011, Dr. Springer elucidated a new understanding of the mechanism of activation of the latent growth factor complex among members of the TGFβ superfamily by solving a high-resolution x-ray crystal structure of this latent form of TGFβ1 (as illustrated in the graphic below).



Structural representation of the latent form of TGFβ1 wherein the prodomain wraps around the growth factor domain

This research explained, at a molecular level, why the secreted form of TGFβ1 is inactive: the prodomain, though physically separated from the mature growth factor domain, forms a "cage" around the active form of TGFβ1, preventing receptor signaling until activation occurs. Only when the cage is "unlocked" by a precursor activation event can the growth factor be released and mediate its effects in the local microenvironment. Dr. Springer further hypothesized that this phenomenon likely holds true for most members of the TGFβ superfamily, though the exact nature of the activation event, such as integrin binding or enzymatic cleavage, may differ among members of the superfamily.

Carrying this research forward, we confirmed the applicability of this approach in other members of the TGFβ superfamily, including myostatin. Similar to TGFβ, myostatin is initially expressed in an inactive precursor form known as promyostatin (as illustrated in the graphic below). Release of the active growth factor is regulated by two discrete protease cleavage events: promyostatin is converted to an inactive latent complex, then latent myostatin is cleaved to release active myostatin.



Importantly, while myostatin, as well as many other growth factors, are structurally similar, their cages are structurally diverse, and this provides the basis for our approach to improved selectivity.

We believe that there are several important advantages to our approach of targeting the latent forms of growth factors over conventional therapeutic approaches, which inhibit mature growth factors or their receptors systemically throughout the body:

- Targeting the latent precursor enables intervention at the site of action within the diseased tissue microenvironment. Given that many growth factors act primarily within the microenvironment where they are activated, as opposed to exerting their effects systemically, we believe that prevention of activation is a preferred mode of action for achieving improved outcomes. In contrast, traditional approaches to targeting growth factor signaling are focused on inhibiting the growth factor after it has been activated and released systemically; and

- Targeting the latent precursor allows heightened selectivity among structurally related growth factors, potentially limiting off-target effects. For example, two members of the TGFβ superfamily, myostatin and GDF11, are 90% identical in their growth factor domains. Therefore, many of the traditional inhibitors that target myostatin also inadvertently inhibit GDF11. Similarly, most of the known inhibitors of TGFβ are pan inhibitors, meaning that they do not distinguish among the three isoforms of TGFβ, namely, TGFβ1, TGFβ 2 and TGFβ3. Despite the sequence similarities of the active forms of these growth factors, their cages are structurally diverse. We have been able to harness this diversity to generate antibodies that specifically bind the inactive growth factor precursors and inhibit activation of a particular growth factor of interest, but not others that are closely related.

By selectively targeting precursor forms in the disease microenvironment, we believe we can interfere with the disease processes while minimizing the effects on the normal physiological processes potentially conferring a safety advantage.

We integrate these insights with sophisticated capabilities for protein expression, monoclonal antibody discovery and assay development to discover, design, optimize, and evaluate the characteristics of our monoclonal antibodies. Our proprietary platform is covered by a robust IP portfolio projected to expire well into the 2030s, excluding any patent term adjustments or extensions.

Using our innovative approach and proprietary platform, we are creating a pipeline of novel product candidates that selectively modulate growth factor activation implicated in rare, severe, and devastating neuromuscular diseases.

III. Our Strategy

Our mission is to discover, develop, and deliver novel, life-transforming therapies to people suffering from rare, severe, and devastating neuromuscular diseases. To achieve our mission, our key long-term priorities include:

- Maximize our opportunity to serve the rare neuromuscular disease community with our innovative anti-myostatin antibodies;

- Advance global commercial readiness activities to serve patients across a 50+ country platform;

- Deliver topline clinical data readouts in the near-, mid-, and long term;

- Build a durable revenue base while maintaining disciplined cost control and allocating capital to the highest return opportunities; and

- Attract, develop, and retain exceptional talent by fostering a high-performance culture.

In 2026, we are focused on three key pillars to drive our long-term success:

- ***Commercialize apitegromab for children and adults living with SMA.*** We are developing our first product candidate, apitegromab, for the treatment of patients with SMA. By targeting the latent form of myostatin and specifically inhibiting its activation in muscle, we believe apitegromab holds considerable promise in improving motor function in patients with SMA. In October 2024, we reported positive data from the successful Phase 3 SAPPHIRE study, a pivotal, randomized, placebo-controlled trial designed to evaluate the efficacy and safety of apitegromab in children and adults being treated with an approved SMN-targeted therapy. See "Phase 3 SAPPHIRE Pivotal Trial" below. Apitegromab is the first and only myostatin inhibitor with a positive, statistically significant Phase 3 outcome. We plan to commercialize apitegromab following regulatory approval(s) in the U.S. and in Europe, beginning with Germany, followed by global expansion to countries in Asia Pacific and Latin America, among others. With an estimated 35,000 SMA patients globally having received an approved SMN-targeted treatment, and significant existing unmet need for a therapy that can address progressive muscle weakness, we believe apitegromab in SMA represents a large opportunity to serve patients globally.

- ***Expand apitegromab's impact to infants and toddlers with SMA and to additional rare, severe, and debilitating neuromuscular diseases.*** Our goal is to maximize the impact of apitegromab by bringing this potentially transformative therapy to the broad SMA community. To deliver on this goal, we are conducting the Phase 2 OPAL study, which is designed to evaluate apitegromab in infants and toddlers with SMA under two years of age who have received an approved SMN1-targeted gene therapy or who are receiving ongoing treatment with an SMN2-targeted therapy. We also plan to develop apitegromab for the treatment of additional rare, severe neuromuscular diseases, beginning with people suffering from facioscapulohumeral muscular dystrophy (FSHD). FSHD is a rare, progressive neuromuscular disease characterized by muscle atrophy and functional decline, affecting approximately 30,000 individuals across the U.S. and Europe. The IND application is cleared, and we plan to initiate a Phase 2 randomized, double-blind, placebo-controlled trial, called FORGE, in mid-2026. Beyond FSHD, there is a broad landscape of potential indications that supports a significant opportunity for muscle-targeted therapies.

- ***Advance our leading anti-myostatin pipeline.*** Beyond intravenously administered apitegromab, we plan to maximize the impact of our platform to shape the future of treatment for patients living with rare neuromuscular diseases. This includes the development of a subcutaneous formulation of apitegromab, which is intended to provide optionality for patients as a small volume, self- or caregiver-administered anti-myostatin antibody suitable for an autoinjector. A Phase 1 study in healthy volunteers has been completed, and further development activities are ongoing, including planned FDA and EMA regulatory engagements. In addition, we are advancing SRK-439, a novel, investigational, subcutaneously administered myostatin inhibitor that binds to pro- and latent myostatin with high affinity and selectivity (i.e., no GDF11 or Activin A binding). SRK-439 has demonstrated the potential to potently inhibit myostatin and increase muscle mass in preclinical studies. A Phase 1 study in healthy volunteers is underway, and topline data are expected in the second half of 2026. We are also advancing

additional early-stage pipeline candidates to selectively modulate targets implicated in rare, severe, and devastating neuromuscular diseases.

IV. Our Pipeline

We are building an innovative, industry-leading pipeline of novel product candidates that selectively inhibit myostatin for the treatment of patients with a broad range of rare, severe, and devastating neuromuscular diseases. We have worldwide rights to our proprietary platform and to all of our product candidates.

The following graphic summarizes our neuromuscular pipeline programs:


THERAPEUTIC
TARGET
INDICATION
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
COMMERCIAL
APITEGROMAB
Selective anti-latent myostatin antibody
IV administered
SPINAL MUSCULAR ATROPHY ≥2 YEARS
SPINAL MUSCULAR ATROPHY <2 YEARS
FACIOSCAPULOHUMERAL MUSCULAR DYSTROPHY
NEUROMUSCULAR DISEASE INDICATION #3
NEUROMUSCULAR DISEASE INDICATION #4
NEUROMUSCULAR DISEASE INDICATION #5
SC administered
SPINAL MUSCULAR ATROPHY, ADDITIONAL NEUROMUSCULAR DISEASES
SRK-439
Novel anti-latent myostatin antibody SC administered
RARE NEUROMUSCULAR DISEASES
UNDISCLOSED
Novel target
RARE NEUROMUSCULAR DISEASES

V. Our Product Candidates

<u>Latent Myostatin Programs</u>

We have utilized our innovative, proprietary platform to generate two novel antibodies targeting the latent form of myostatin: apitegromab and SRK-439. Both antibodies are highly selective inhibitors that prevent the activation of myostatin in skeletal muscle, where myostatin resides and signals upon activation. While mature myostatin is 90% identical in the growth factor domain to its most closely related TGFβ superfamily member, GDF11, the prodomain that cages mature myostatin and keeps it in its latent precursor form is only 52% identical to the GDF11 prodomain, which underpins the selectivity of our approach.

Role of Myostatin

Myostatin, also known as growth differentiation factor 8 ("GDF8"), is a member of the TGFβ superfamily and is produced by skeletal muscle cells. As with other tissues and organs in the human body, healthy muscle homeostasis is maintained by a proper balance of growth signals, or anabolic stimuli, and breakdown signals, or catabolic stimuli. In humans, the anabolic stimuli that drive muscle growth are proteins, such as the human growth hormone and the insulin like growth factor 1. In contrast, myostatin is a catabolic agent that functions as a negative regulator of muscle mass. Animals lacking functional myostatin genes, or its receptor, have larger muscles and increased strength compared to normal animals. Such animals are otherwise healthy and live a normal lifespan.

Traditional Approaches and Challenges

Because of its established role in regulating muscle mass, myostatin has been a popular target for a variety of drug development programs. There have been two general approaches to trying to inhibit the signaling of myostatin in humans. The first is to develop an antibody, or an antibody-like molecule, that binds to mature myostatin in circulation and prevents its ability to signal through its receptor, the ActRIIb receptor. The second is to develop an antibody to the ActRIIb receptor itself, or a soluble decoy of the ActRIIb receptor, with a goal of preventing myostatin signaling through its receptor. Both of these approaches, however, have significant limitations.

As a member of the TGFβ superfamily, mature myostatin shares considerable structural similarity with other family members. For example, the active form of myostatin and its most closely related family member, GDF11, are 90% identical in the growth factor domains, making it extremely challenging to identify antibodies that are truly specific for myostatin and do not interfere with other targets. Moreover, attempts to interrupt myostatin signaling through its receptor are complicated by the fact that the ActRIIb receptor, in addition to being the receptor for myostatin, is also the receptor for a number of related family members, including GDF11, activins and other growth factors. Attempts to block the signaling of myostatin by targeting its receptor therefore inevitably interfere with the signaling of these other growth factors, many of which are involved in normal biological processes unrelated to muscle.

There are multiple examples of clinical trials demonstrating the risk of non-selective inhibition of myostatin. For example, in a Phase 2 clinical trial in Duchenne Muscular Dystrophy reported in 2017, a soluble decoy of the ActRIIb receptor resulted in bleeding side effects believed by the sponsor to be unrelated to inhibition of myostatin signaling, but instead related to the inhibition of signaling by certain other members of the TGFβ superfamily known to be important in the maintenance of vascular integrity. These side effects resulted in termination of the clinical program. Results from another clinical trial were reported showing that treatment of patients with an antibody to the ActRIIb receptor resulted in suppression of the levels of follicle stimulating hormone, an important reproductive hormone. In this clinical trial, the sponsor believed that these effects were likely related to inhibition of signaling through the ActRIIb receptor. More recently, two Phase 2 studies explored different approaches to targeting members of the TGFβ superfamily in obese or overweight patients. In the first study, an anti-ActRII monoclonal antibody was administered in combination with tirzepatide. Although the approach was able to preserve lean muscle loss during weight loss, the investigators noted high rates of muscle spasms, acne, and changes in triglyceride levels. In the second study, an anti-myostatin antibody and an anti-activin A antibody were administered in combination with GLP-1 receptor agonist in obese or overweight patients. Although this approach was also able to mitigate lean muscle loss, the discontinuation rate was substantially higher (28%) relative to semaglutide monotherapy (5%).

Apitegromab: Selective anti-latent myostatin inhibitor

Apitegromab is an investigational fully human, intravenously administered monoclonal antibody designed to inhibit myostatin activation by selectively binding the pro- and latent forms of myostatin in the skeletal muscle. It is the first muscle-targeted treatment candidate to demonstrate clinical proof-of-concept for the treatment of SMA.

In preclinical studies, we have shown that apitegromab selectively avoids interaction with other closely related growth factors that play distinct physiological roles. We observed multi-fold increases in serum latent myostatin levels in mouse models of both early and late SMN restoration. Circulating latent myostatin is a key marker of target engagement, as effective antibody binding increases levels of the bound complex in serum. Moreover, apitegromab promoted increased strength (as measured by torque generation) in SMN-deficient mice. In a Phase 1 clinical trial designed to evaluate the safety, tolerability, and pharmacokinetic ("PK") /pharmacodynamic ("PD") profile of apitegromab in adult healthy volunteers, there were no dose-limiting toxicities, and we observed robust and sustained target engagement following administration of apitegromab.

We believe that apitegromab can have a significant impact for patients with neuromuscular diseases that bear certain features:

1) muscle atrophy as a key component of disease pathogenesis;

2) intact or partially intact muscle innervations are present; and

3) significant muscle structural abnormalities are absent.

SMA is a genetic disorder in which muscle atrophy and weakness can lead to deterioration in mobility, swallowing, and breathing, and can cause debilitating fatigue. SMA bears the above listed features, making apitegromab a promising therapeutic candidate. We believe that apitegromab has the potential to be the first muscle-targeted therapy that is aimed at improving motor function in patients with SMA who are receiving an SMN-targeted therapy. In addition, we are developing apitegromab for the treatment of patients with FSHD, a rare, devastating neuromuscular disease with significant unmet need and no approved therapies. We have also identified additional rare, severe, and debilitating neuromuscular diseases for which the selective inhibition of the activation of myostatin may offer potentially transformative therapeutic benefit.

About SMA

SMA is a rare, and often fatal, genetic disorder that typically manifests in young children. It is characterized by the loss of motor neurons, atrophy of the voluntary muscles of the limbs and trunk, and progressive muscle weakness. Disease severity in SMA can range from patients who may survive for only a short time after birth to patients who live into adulthood with varying degrees of morbidity. The underlying pathology of SMA is caused by insufficient production of a protein known as "survival of motor neuron," or SMN. The SMN protein, essential for the survival of motor neurons, is encoded by two genes, SMN1 and SMN2.

- SMN1 genes produce the majority of functional SMN protein; healthy individuals have one or two functional copies of SMN1, while patients with SMA have mutations in or deletions of both copies of the gene.

- SMN2 genes produce only 10% to 20% of functional SMN protein and an individual's copy number of the SMN2 gene can range from zero to eight. In SMA patients, the number of SMN2 genes present in their genome is correlated with disease onset and severity; patients who have a lower number of SMN2 gene copies generally develop earlier and more severe SMA, because they produce less SMN protein.

SMA Natural History and Epidemiology

SMA, the most common monogenic cause of death in infants, is a rare neuromuscular disorder. The disease affects an estimated 1 to 2 per 100,000 people globally. Patients with SMA can be categorized as one of four types, Type 1 through Type 4. The majority of SMA patients currently living in the U.S. and Europe are estimated as having Type 2 or Type 3 disease, although it should be noted that this percentage may evolve over time and the definitions of traditional SMA types are themselves evolving. Non-ambulatory Type 2 and Type 3 SMA, as they have traditionally been defined, is the initial focus of investigation in our SMA development program.

Unmet Medical Need in SMA

We classify the emerging landscape of novel medicines for patients with SMA into two distinct but complementary therapeutic strategies: 1) SMN-targeted therapy (also known as SMN corrector therapy or SMN-directed therapy); and 2) muscle-targeted therapy. Despite progress in the development of SMN-targeted therapies, a high unmet medical need to improve motor function remains. We believe that the advancement of muscle-targeted therapy will be necessary to address this important gap.

SMN-targeted therapies are aimed at addressing the SMN deficiency to prevent further motor neuron deterioration, thus modifying the course of disease. This category includes antisense oligonucleotide and small molecule approaches to increase SMN2 expression as well as gene therapy to deliver the SMN1 gene. Early intervention at a very young age is therefore thought to be essential to prevent significant motor functional deterioration. However, for the vast majority of SMA patients living today, this early intervention window has been missed, and such individuals suffer from severe functional impairment. Thus, regardless of the precise nature or mechanism of action for any given SMN-targeted therapy, we believe that most SMA patients will continue to experience clinically significant functional deficits.

Apitegromab Development Overview in SMA

Apitegromab is being developed as a potential first muscle-targeted therapy for patients with SMA to address the significant existing unmet need. We believe the new standard of care will consist of a muscle-targeted therapy, complemented by an SMN-targeted therapy in order to drive clinically meaningful impacts for patients.

<u>Regulatory Status</u>

Following a successful clinical development program, we submitted a BLA for apitegromab for the treatment of children and adults with SMA to the FDA in January 2025 and the BLA was granted priority review designation. Priority review designation conveys that the FDA has determined that if apitegromab is approved, it could offer significant improvement in safety or effectiveness in the treatment of the serious condition of SMA. In September 2025, we received a CRL from the FDA related to observations identified during a routine general site inspection of a third-party fill-finish facility. The facility was issued a Form 483 by the FDA in July 2025, and the facility was classified as OAI in October 2025. The observations were site-related and not specific to apitegromab. The CRL did not cite any other approvability concerns, including apitegromab's efficacy and safety data, or the third-party drug substance manufacturer. In November 2025, we completed a constructive in-person Type A meeting with the FDA that included participation of representatives from the third-party fill-finish facility. Also in November 2025, the third-party fill-finish facility received a warning letter from the FDA and continues to work with the FDA to resolve the outstanding issues cited in the warning letter. We plan to resubmit the apitegromab BLA at such time after the facility resolves the cGMP deficiencies identified in the CRL.

In March 2025, we submitted our marketing authorisation application ("MAA") for apitegromab for the treatment of children and adults with SMA to the European Medicines Agency ("EMA") and received validation of the application. Validation confirms that the application includes the essential regulatory elements required for scientific assessment of the MAA and the scientific evaluation process by the EMA's Committee for Medicinal Products for Human Use can begin.

The FDA granted Fast Track designation, Rare Pediatric Disease designation and Orphan Drug designation to apitegromab for the treatment of SMA in May 2021, August 2020 and March 2018, respectively. The EMA granted PRIME designation in March 2021, and the EC granted orphan medicinal product designation in December 2018 to apitegromab for the treatment of SMA.

Assuming marketing approval is obtained, we plan to commercially launch apitegromab in the U.S., with a commercial launch of apitegromab in Europe to follow.

<u>Phase 3 SAPPHIRE Pivotal Trial</u>

On October 7, 2024, we announced positive top-line data from our Phase 3 SAPPHIRE clinical trial evaluating the efficacy and safety of apitegromab in children and adults with SMA. The study achieved its primary endpoint. At the March 2025 Muscular Dystrophy Association Clinical & Scientific Conference, we presented additional data related to secondary endpoint analyses in which apitegromab demonstrated a clinically meaningful and consistent benefit in motor function across pre-specified patient subgroups.

SAPPHIRE was a randomized, double-blind, placebo-controlled, Phase 3 clinical trial that evaluated the safety and efficacy of apitegromab in non-ambulatory patients with Types 2 and 3 SMA who were receiving current standard of care therapies with an approved SMN-targeted therapy (either nusinersen or risdiplam). SAPPHIRE enrolled 156 patients ages 2–12 years old in the main efficacy population. These patients were randomized 1:1:1 to receive either apitegromab 10 mg/kg, apitegromab 20 mg/kg, or placebo by intravenous infusion every 4 weeks. An exploratory population that enrolled 32 patients ages 13–21 years old was also evaluated. These patients were randomized 2:1 to receive either apitegromab 20 mg/kg or placebo.

The study achieved its primary endpoint, demonstrating a statistically significant and clinically meaningful improvement for apitegromab compared to placebo in motor function as measured by the Hammersmith Functional Motor Scale Expanded ("HFMSE") in SMA patients on chronic dosing of standard of care SMN-targeted therapies (either nusinersen

or risdiplam). Based upon the similar pharmacological profiles of the 20 mg/kg and 10 mg/kg doses of apitegromab, the statistical analysis plan was prespecified to analyze both the combined dose (10 mg/kg and 20 mg/kg) and the 20 mg/kg dose, each compared to placebo, as the primary analysis. Statistical significance was achieved per the prespecified statistical analysis plan (Hochberg multiplicity adjustment) for the primary analysis where the p-value needs to be ≤0.025 if only one prespecified analysis crosses the statistical significance boundary of ≤ 0.05.

- In the main efficacy population (ages 2–12), the mean difference in change from baseline in HFMSE was 1.8 points (p =0.0192) for all patients receiving apitegromab 10 mg/kg and 20 mg/kg (n=106) compared to placebo (n=50). Patients receiving 20 mg/kg of apitegromab (n=53) showed a 1.4 point mean difference compared to placebo (p=0.1149).
- The prespecified analysis of the 10 mg/kg dose showed that patients receiving 10 mg/kg of apitegromab (n=53) showed an improvement of 2.2 points (nominal p=0.0121) compared to placebo.
- Based upon PK/PD data from the SAPPHIRE trial, similar levels of target engagement were observed for the 10 mg/kg and 20 mg/kg dose groups.

Motor function outcomes were meaningful and consistent across the main efficacy population and in the ages 13–21 exploratory population and favored apitegromab (n=22) compared to placebo (n=10).

The table below summarizes the changes from baseline in HFMSE total score at month 12 across the various dose and age groups studied in SAPPHIRE.

Change from Baseline in HFMSE Total Score at Month 12*



Abbreviations: CI, Confidence Interval; LS, Least Squares.

*n values at 12-month endpoint

30.4% of patients receiving apitegromab in the main efficacy population (ages 2-12) had ≥3 point improvement in HFMSE at Month 12 versus 12.5% of patients on placebo, as shown below.

Proportion of Patients With ≥3 Point Improvement at Month 12 in HFMSE



n/N	31/102	6/48

Proportion of patients achieving ≥3 Point Improvement in HFMSE was higher for apitegromab vs. placebo in combined dose (odds ratio 3.0, p=0.0256)

Abbreviation: SOC = standard of care.

Patients receiving apitegromab in the main efficacy population (ages 2–12) demonstrated early motor function improvement compared to placebo from the first measured time point at 8 weeks, and clinical benefit expanded at 52 weeks as measured by HFMSE, as shown below.

HFMSE Improvement vs. Placebo in SAPPHIRE



Placebo + SOC	50	50	50	48	50	49	48
Apitegromab + SOC	106	105	105	101	102	102	102

Abbreviations: CI=Confidence Interval; HFMSE=Hammersmith Functional Motor Scale Expanded; LS=Least Squares; SOC=standard of care.

Treatment with apitegromab was well-tolerated across all age groups. There were no clinically relevant differences in the adverse event profile by dose, 10 mg/kg versus 20 mg/kg. No new safety findings were observed in the SAPPHIRE clinical trial; the profile was consistent with that observed in the Phase 2 TOPAZ clinical trial, including an extension study which had over four years of treatment as of the cut-off date. Serious adverse events ("SAEs") were consistent with the underlying disease and the current standard of care received by patients; no SAEs were assessed as related to apitegromab. There were no study drug discontinuations due to adverse events. The most common adverse events were pyrexia, nasopharyngitis and cough, observed in 29.2%, 24.5% and 24.5% of patients in the main efficacy population (10 mg/kg and 20 mg/kg combined), respectively. The table below summarizes the adverse events observed in the trial.

Summary of Adverse Events in SAPPHIRE

	Main Efficacy Population				Exploratory Subpopulation	
Summary of Adverse Events	Placebo + SOC (N = 50) n (%)	10 mg/kg + SOC (N = 53) n (%)	20 mg/kg + SOC (N = 53) n (%)	SRK-015 + SOC (N = 106) n (%)	Placebo + SOC (N = 10) n (%)	20 mg/kg + SOC (N = 22) n (%)
AE	43 (86.0)	51 (96.2)	46 (86.8)	97 (91.5)	9 (90.0)	19 (86.4)
SAE	5 (10.0)	9 (17.0)	12 (22.6)	21 (19.8)	1 (10.0)	0
AE Grade ≥ 3	5 (10.0)	9 (17.0)	11 (20.8)	20 (18.9)	1 (10.0)	1 (4.5)
AE Leading to treatment discontinuation	0	0	0	0	0	0
AE Leading to study withdrawal	0	0	0	0	0	0
AE with highest incidence						
Pyrexia	16 (32.0)	18 (34.0)	13 (24.5)	31 (29.2)	1 (10.0)	2 (9.1)
Nasopharyngitis	10 (20.0)	15 (28.3)	11 (20.8)	26 (24.5)	4 (40.0)	6 (27.3)
Cough	11 (22.0)	15 (28.3)	11 (20.8)	26 (24.5)	1 (10.0)	4 (18.2)
SAE with highest incidence						
Pneumonia	0	3 (5.7)	4 (7.5)	7 (6.6)	0	0
Dehydration	0	2 (3.8)	1 (1.9)	3 (2.8)	0	0

We are also continuing our long-term extension study, ONYX, for patients from both the TOPAZ and SAPPHIRE studies, who are receiving apitegromab in conjunction with current standard of care. Following trial completion, 98% of SAPPHIRE patients (185/188) enrolled in the ONYX open-label expansion study.

<u>Phase 2 TOPAZ Proof-of-Concept Trial</u>

Apitegromab was evaluated in our Phase 2 TOPAZ proof-of-concept clinical trial for the treatment of patients with Type 2 and Type 3 SMA, and positive 12-month top-line results were announced in April 2021. We have subsequently presented data from the TOPAZ trial over 24 months (2022), 36 months (2023), and 48 months (2024).

We completed enrollment in our Phase 2 TOPAZ proof-of-concept trial of apitegromab in SMA in January 2020. TOPAZ was a Phase 2 active treatment study evaluating the safety, efficacy, PK, and PD of apitegromab 2 and 20 mg/kg in 58 patients ages 2 to 21 years old with Type 2 and Type 3 SMA (non-ambulatory and ambulatory). One patient discontinued from the 12-month treatment period for reasons that were determined to be unrelated to apitegromab treatment. All remaining patients completed the 12-month treatment period and opted into the extension period.

The clinical trial consisted of three distinct cohorts of patients with Type 2 or Type 3 SMA and evaluated the safety and efficacy of apitegromab over a 12-month treatment period. All patients in the clinical trial received apitegromab dosed every four weeks (Q4W) either as a monotherapy or in conjunction with an approved SMN therapy. The primary efficacy objectives evaluated in the TOPAZ trial, HFMSE and Revised Hammersmith Scale ("RHS"), are clinically meaningful outcome measures validated for SMA. The HFMSE is a validated measure for the assessment of gross motor function in SMA, while the RHS is a revised version and used for ambulatory patients in TOPAZ.

Results of the primary analysis showed that improvement in motor function, as measured by RHS or HFMSE, was observed at Month 12 in the majority of patients, regardless of age, SMA type, or time of SMN therapy initiation (Crawford Neurology 2024). Ambulatory patients ages 5 to 21 years old showed stabilization in RHS scores over the 12 months of treatment, while non-ambulatory patients showed overall improvement. Substantial improvement in motor function, a mean improvement of 6.2 points for HFMSE total score at Month 12, was observed in Cohort 3, with dose response between those randomized to 20 mg/kg and 2 mg/kg (7.1 points and 5.3 points, respectively).

Treatment with apitegromab was well tolerated. Incidence and severity of adverse events were consistent with the underlying patient population and SMN therapy. The most frequently reported treatment-emergent adverse events ("TEAEs") included headache (24%), pyrexia (22%), upper respiratory tract infection (22%), cough (22%), and nasopharyngitis (21%). Five patients experienced a serious treatment-emergent adverse event, all assessed by the respective trial investigator as unrelated to apitegromab.

In August 2024, we reported that long-term apitegromab data continued to show sustained motor function benefit over 48 months (Crawford WMS 2024). Over 90 percent of non-ambulatory patients remained on treatment in the extension study over 48 months. TEAEs were consistent with previous reports at 12 months, with no new findings.

<u>Phase 1 Healthy Volunteer Clinical Trial Results</u>

The randomized, double-blind, placebo-controlled, first-in-human, Phase 1 clinical trial was designed to evaluate the safety and tolerability, immunogenicity, PK, and PD of IV administered apitegromab in adult healthy volunteers. A total of 66 subjects were enrolled, including 40 subjects in the single ascending dose ("SAD") and 26 subjects in the multiple ascending dose portions of the study. Full results from the Phase 1 clinical trial were presented at the Cure SMA Annual Conference in June 2019.

Safety and immunogenicity results. Apitegromab was shown to be well-tolerated with no apparent safety signals. There were no dose-limiting toxicities identified up to the highest tested dose of 30 mg/kg, treatment-related serious adverse events or hypersensitivity reactions. Immunogenicity was assessed by anti-drug antibody testing, and all subjects tested negative.

Pharmacokinetics and pharmacodynamics results. Apitegromab displayed a PK profile generally consistent with that commonly observed with monoclonal antibodies. Drug exposure was dose proportional, and the serum half-life was

approximately 23 to 33 days across the apitegromab dose groups. The findings supported the investigation of a once every 4-week dosing regimen in the Phase 2 TOPAZ clinical trial.

Mean serum concentrations of latent myostatin in the SAD were < 20 ng/ml in the pre-treatment baselines for apitegromab treated subjects as well as in placebo subjects throughout the study. Following placebo treatment, there was no meaningful change in the latent myostatin biomarker concentrations. Following single doses of apitegromab at dose levels of 3 mg/kg or greater, marked increases in latent myostatin biomarker concentrations in the serum, by at least an order of magnitude, were observed following apitegromab treatment. This finding demonstrates successful target engagement and provides initial proof-of-mechanism in humans of our therapeutic approach of targeting the latent form of growth factors. The observation also corroborates our biological understanding that the vast majority of drug target (pro and latent forms of myostatin) resides within skeletal muscle rather than within the systemic circulation.





Apitegromab engages latent myostatin in Phase 1 clinical trial subjects

Phase 2 OPAL Study in Infants and Toddlers with SMA

We are conducting a Phase 2 study, called OPAL, which is designed to evaluate apitegromab in infants and toddlers with SMA under two years of age who have received an approved SMN1-targeted gene therapy or who are receiving ongoing treatment with an approved SMN2-targeted therapy. The study will evaluate two different doses of apitegromab over 48 weeks. Key endpoints include PK, PD, efficacy, safety, and tolerability. Patient enrollment and dosing are underway.

Apitegromab for the Treatment of Patients with FSHD

We are developing apitegromab for the treatment of patients with FSHD. The IND application is cleared, and we plan to initiate a Phase 2 randomized, double-blind, placebo-controlled trial, called FORGE, in mid-2026.

The decision to advance apitegromab for patients with FSHD is based on unmet medical need, learnings from clinical trials of apitegromab, our knowledge of FSHD disease pathology, and preclinical data in the translational gold-standard FLExDUX4 mouse model. Importantly, randomized studies of exercise programs in patients with FSHD suggest that muscle in these patients has the capacity to improve, and a study of anabolic agents in patients with FSHD demonstrated the potential for increases in lean mass and muscle function. Taken together, these studies support the hypothesis that FSHD patients have functional muscle amenable to apitegromab treatment. Further, our studies in the FLExDUX4 model provide a mechanistic rationale for the approach. Specifically, a murine version of apitegromab in the FLExDUX4 model of FSHD has demonstrated robust increases in muscle mass compared to control animals following 28 days of treatment. Additionally, significant improvements in muscle force and consistent gains in endurance at 28 days were achieved in animals treated with the murine version of apitegromab as compared to control animals.

About FSHD

FSHD is a rare, devastating neuromuscular disease characterized by progressive muscle atrophy that leads to cumulative loss of function and loss of independence. The disease is characterized by muscle weakness in the face, shoulders, upper arms, and/or lower extremities. Key symptoms include difficulty pursing lips, scapular winging, weak upper arms, asymmetrical muscle weakness, fatigue, and chronic pain. FSHD is caused by myotoxic effects from abnormal expression of DUX4. In the most common form of the disease, known as FSHD1, DUX4 expression results from hypomethylation of the D4Z4 repeat array on chromosome 4qA. Patients with larger D4Z4 contractions (i.e., 1-3 repeats) typically experience earlier onset, more rapid disease progression, and greater disease severity. Disease onset most often occurs between the ages of 15 and 30 but can begin at any time. A rarer form of FHSD, known as FSHD2 results from mutations in the SMCHD1 gene, which encodes a chromatin-modifying protein involved in epigentic repression of the D4Z4 locus. These mutations lead to hypomethylation of the D4Z4 region and derepression of DUX4 in the absence of a D4Z4 contraction.

FSHD Natural History and Epidemiology

FSHD is one of the most common neuromuscular diseases. It is estimated that there are more than 30,000 patients diagnosed in the U.S. and Europe suffering from FSHD. Over 80% of patients report moderate to severe impact on activities involving arms, core, and/or legs, and approximately 20% will become wheelchair dependent over time.

Unmet Medical Need in FSHD

There are no approved treatments for patients with FSHD. Current standard of care, which includes physical therapy, only addresses symptoms, and not the underlying disease. Therefore, a therapeutic that can lead to potential improvements in muscle and muscle-strength could have a transformative impact for patients.

Apitegromab Clinical Development Overview in FSHD

The Phase 2 FORGE study is expected to enroll approximately 60 patients ages 18 – 60 with genetically confirmed FSHD1 or FSHD2 and a clinical severity score of 1.5 to 3.0. Additionally, patients will have a baseline 10-meter walk/run test ("MWRT") of 5 seconds or less. Patients will be randomized 1:1 to receive apitegromab 10 mg/kg IV every 4 weeks, or placebo for a treatment duration of 52-weeks. The primary endpoint of the study is mean lean muscle volume ("LMV") change from baseline at 52 weeks. Key secondary and other endpoints include mean LMV change from baseline at 6 months, mean change from baseline in additional muscle parameters (6 and 12 months), and quantitative myometry testing ("QMT"), as well as safety, PK/PD, and antidrug antibody assessments.

Subcutaneous Apitegromab

We are advancing a subcutaneous formulation of apitegromab. This format is intended to provide optionality for patients as a small volume, self- or caregiver-administered anti-myostatin antibody suitable for an autoinjector. A Phase 1 study in healthy volunteers has been completed, demonstrating that SC apitegromab has favorable bioavailability and a pharmacodynamic profile comparable to IV administered apitegromab.

Further development activities are ongoing, including planned FDA and EMA regulatory engagements.

Phase 1 Healthy Volunteer Clinical Trial Results

We conducted a Phase 1 study designed to evaluate apitegromab in 45 healthy volunteers randomized 1:1:1 to receive doses of 800 mg IV, 800 mg SC, and 100 mg SC. The study showed that at 800 mg, SC and IV apitegromab produced overlapping PD responses as assessed by serum total latent myostatin concentration.



Apitegromab in Additional Rare, Severe, and Debilitating Neuromuscular Disorders

We see potential for apitegromab broadly across SMA and in additional rare, severe, and debilitating neuromuscular diseases where muscle atrophy is a key component of disease pathogenesis. In some settings, we believe that disease-stabilizing therapy may be necessary to address the underlying defect, which can then be complemented by the potential motor function-building benefit of apitegromab. In settings where sufficient healthy muscle is present, apitegromab may have the potential to serve as a monotherapy.

SRK-439: Subcutaneously Administered Novel, Potent Anti-Latent Myostatin Inhibitor

SRK-439 is a novel, investigational, subcutaneously administered myostatin inhibitor that binds to pro- and latent myostatin with a sub-nanomolar affinity and inhibitory potency, while maintaining selectivity (i.e., no GDF11 or Activin A binding), and is in development for the treatment of people with rare, severe, and devastating neuromuscular diseases.

We are developing SRK-439 by leveraging our innovative platform and integrating clinically-validated structural insights derived from more than a decade of expertise in myostatin biology and therapeutic development.

A Phase 1 study in healthy volunteers is underway, and topline data are expected in the second half of 2026. Key endpoints include safety and tolerability, and PK/PD measures.

In pre-clinical studies, SRK-439 increased lean mass in non-human primates. SRK-439 was administered subcutaneously to healthy cynomolgus monkeys at doses ranging from 0.3 – 10 mg/kg. All doses tested resulted in increases in lean mass relative to vehicle control, consistent with robust target engagement at low doses. Results are summarized in the figure below and are consistent with the higher affinity of SRK-439 for pro- and latent myostatin. SRK-439 was generally well tolerated in GLP, IND-enabling toxicology studies, with no dose-limiting toxicities observed at the doses evaluated.



Percent Change in Whole Body Lean Mass from Baseline

*p<0.05, **p<0.01 compared to Vehicle Control

In addition, we have explored SRK-439 in preclinical models of obesity. Semaglutide, a GLP-1 receptor agonist, results in weight loss in a diet-induced obesity mouse model but is also associated with significant loss of lean mass. In a three-week study, administration of SRK-439 in combination with semaglutide resulted in dose-dependent preservation of lean mass. We observed effects with doses as low as 0.3 mg/kg. Enhancement of fat mass loss was also observed, resulting in improved body composition.



We confirmed these results in a 12-week study, demonstrating a durable effect of SRK-439, and showed a similar benefit when SRK-439 was combined with tirzepatide.

We further explored the ability of anti-myostatin therapy to preserve lean mass following withdrawal of semaglutide therapy. Diet-induced obesity mice were treated with SRK-439 at 10 mg/kg and semaglutide at 0.4 mg/kg for a period of 28 days. Then, semaglutide therapy was terminated, and study outcomes were measured at 63 days. SRK-439 led to preservation of lean mass during semaglutide treatment and maintenance of lean mass upon semaglutide discontinuation. Importantly, fat mass regain was attenuated upon discontinuation of semaglutide, illustrating the potential benefit of myostatin inhibitors even after GLP-1 therapies are stopped.



Chow = standard diet; HFD = high-fat diet

Additional Programs

Apitegromab for Preservation of Lean Mass During Tirzepatide-Induced Weight Loss

In May 2024, we initiated the Phase 2 EMBRAZE proof-of-concept trial, designed to assess the safety and efficacy of apitegromab to preserve muscle mass in individuals living with obesity on background therapy of a GLP-1 receptor agonist. In June 2025, we announced positive topline data from this study that showed significant preservation of lean mass with apitegromab during tirzepatide-induced weight loss.

The EMBRAZE trial was designed to assess the ability to preserve lean body mass associated with tirzepatide-induced weight loss in patients with obesity (BMI ≥30.0 kg/m2) or overweight (BMI ≥27.0 kg/m2 with one or more weight-related co-morbidities). Treatment was administered over a 24-week period, and patients were randomized into two treatment arms: apitegromab with tirzepatide and placebo with tirzepatide.

Topline results successfully demonstrated proof-of-concept for a highly selective, anti-myostatin antibody to preserve lean mass, thus improving quality of weight loss with tirzepatide therapy. The 24-week data demonstrated the following:

	24 Weeks		
	apitegromab 10 mg/kg + tirzepatide (n=43)	placebo + tirzepatide (n=44)	Difference apitegromab vs. placebo
Change in Lean Mass (SE)	-1.6 (0.57) kg	-3.5 (0.52) kg	1.9 (0.58) kg
	-3.4 (1.25) lbs	-7.6 (1.14) lbs	4.2 (1.27) lbs (p=0.001)
			54.9% preservation
Total Mass Loss due to Lean Mass Loss (SE) in %	14.6 (3.19) %	30.2 (2.89) %	-15.6 (3.23) %
Change in Fat Mass (SE)	-8.5 (0.85) kg	-8.0 (0.77) kg	-0.5 (0.86) kg
	-18.8 (1.87) lbs	-17.7 (1.70) lbs	-1.1 (1.90) lbs
Total Mass Loss due to Fat Mass Loss (SE) in %	85.3 (3.22) %	69.5 (2.93) %	15.8 (3.27) %
Change in body weight (SE)	-11.2 (1.21) kg	-12.5 (1.09) kg	1.3 (1.22) kg
	-24.6 (2.65) lbs	-27.5 (2.41) lbs	2.9 (2.69) lbs
(% change in body weight)	(-12.3%)	(-13.4%)	

SE = standard error

Lean mass and fat mass were calculated via dual X-ray absorptiometry (DEXA) and body weight was measured with a scale. Analysis based on participants who completed treatment and had a Week 24 DEXA scan. Means based on a linear regression model controlling for baseline lean body mass, baseline weight, age, and sex.

Consistent with prior apitegromab studies, the EMBRAZE trial demonstrated a well-tolerated and encouraging safety profile. The incidence of adverse events was generally similar between apitegromab and placebo, with adverse events observed consistent with the known safety profile of tirzepatide. No subjects experienced serious adverse events (SAEs) or discontinuations considered to be related to apitegromab treatment, and there were no deaths.

SRK-181: A selective inhibitor of Latent TGFβ1 for the treatment of advanced solid tumors

An estimated eight to ten million patients are treated with immune checkpoint inhibitors in the US annually. Although these therapies have agents have transformed the standard of care in oncology, the majority of patients do not respond or develop resistance to therapy. Particularly in refractory solid tumor settings, there is a significant need for safe and effective therapies to address this challenge and enhance the efficacy of anti-PD-(L)1 therapies.

Increased signaling by TGFβ is a key driver of a number of pathological processes, including immune system evasion by cancer cells, the immunosuppressive tumor microenvironment, and bone marrow fibrosis associated with hematological disorders. Our data demonstrate that TGFβ1 is the key isoform with the highest expression in most human tumors relative to TGFβ2 or TGFβ3. Historically, selectively targeting TGFβ1 signaling has been challenging due to the inability of either small molecule inhibitors or antibodies to avoid off-target inhibition of TGFβ2 and TGFβ3. Treatment of animals with these non-selective TGFβ inhibitors has been associated with a range of toxicities, most notably cardiac toxicity. Furthermore, since each of these growth factors signals through the same TGFβ receptor, ALK5, inhibitors of the TGFβ receptor kinase suffer from similar dose-limiting toxicities.

SRK-181 is a highly selective inhibitor of latent TGFβ1 under development for the treatment of locally advanced or metastatic solid tumors that are resistant to anti-PD-(L)1 therapies. Pre-clinical studies supported our therapeutic approach, demonstrating:

- Strong safety profile, avoiding toxicities associated with this class. No dose-limiting toxicities or adverse events were observed in four-week and 12-week GLP toxicology studies in rats (up to 200 mg/kg/week) and non-human primates (300 mg/kg/week). In a pilot nonclinical toxicology study in rats, non-selective TGFβ inhibitors resulted in cardiac toxicity and mortality, which was not seen with SRK-181.

- Robust efficacy across multiple mouse models that recapitulate PD-1 resistant cancers. In mouse models that recapitulate the immune-excluded phenotype and are resistant to PD-1 blockade, treatment with SRK-181-mIgG1, the murine analog of SRK-181, in combination with an anti-PD-1 antibody converted non-responsive tumors into responders. In the MBT-2 bladder cancer model, the Cloudman S91 melanoma model, and the EMT6 breast cancer model, tumors were poorly responsive or unresponsive to either anti-PD-1 or SRK-181-mIgG1 as single agents, with minimal effects on tumor growth. However, in representative experiments, the combination of SRK-181-mIgG1 and anti-PD-1 resulted in tumor regressions of 72%, 57% and 70% in these three mouse models, respectively. Furthermore, the combination treatment led to statistically significant survival benefit in all three models.

Our Phase 1 DRAGON clinical trial was intended to initially evaluate our therapeutic hypothesis that SRK-181 in combination with anti-PD-(L)1 therapy may overcome resistance to anti-PD-(L)1 therapy and lead to anti-tumor responses. This clinical trial in patients with locally advanced or metastatic solid tumors was completed in 2025 and investigated the safety, PK and efficacy of SRK-181. The DRAGON trial consisted of two parts: Part A (dose escalation of SRK-181 as a single-agent or in combination with an approved anti-PD-(L)1 therapy) and Part B (dose expansion evaluating SRK-181 in combination with an approved anti-PD-(L)1 antibody therapy). Part B encompassed five cohorts, including urothelial carcinoma, cutaneous melanoma, non-small cell lung cancer, clear cell renal cell carcinoma (ccRCC) and head and neck squamous cell carcinoma, and commenced in 2021, completed enrollment in December 2023, and was completed in 2025.

Safety, efficacy and biomarker data were presented in June 2024 at the ASCO annual meeting, in November 2024 at the SITC 39th Annual Meeting, and in a 2026 publication in Nature Medicine. The data showed encouraging responses in heavily pretreated and anti-PD-(L)1 resistant patients across multiple tumor types, and supported proof-of-concept for SRK-181 in 30 heavily pretreated patients with ccRCC resistant to anti-PD-1. SRK-181 was generally well tolerated and showed promising anti-tumor activity in this patient population. Of 30 patients in the ccRCC cohort, six patients treated with SRK-181 in combination with pembrolizumab had confirmed response with an objective response rate (ORR) of 20%, including one complete response. Additionally, we observed responses in melanoma (ORR 18%), head and neck squamous cell carcinoma (ORR 9%), and urothelial carcinoma (ORR 9%). Those patients who responded tended to experience a durable and sustained response. For instance, in ccRCC the median duration of response was 10.6 months (minimum: 3.4 months, maximum: 28.3 months). In the biomarker analysis, SRK-181 combined with pembrolizumab established proof of mechanism in patients by creating a proinflammatory tumor microenvironment across multiple tumor types. In ccRCC patients, responders had higher basal levels of activated CD8+ T cells, higher T-regs, as well as higher TGFβ1 expression. These biomarkers may inform patient selection strategies for future studies. Safety data from ccRCC cohort showed SRK-181 was generally well tolerated.

We believe that the DRAGON trial achieved its study objectives by showing objective, durable clinical responses in patients resistant to PD-1 therapy beyond what is expected from continuing PD-1 alone. The responses observed in this study are particularly notable given the advanced and highly refractory patient population.

In addition to cancer immunotherapy, we believe SRK-181 has the potential for use in other oncology settings, such as in earlier lines of therapy with immunotherapy-naïve patients, in solid tumors not tested in the DRAGON study, in combination with other therapies beyond checkpoint inhibitors, or as a component of a bispecific antibody.

SRK-373: A Selective Inhibitor of the Latent TGFβ1 in the Extracellular Matrix for the Treatment Fibrotic Diseases

Fibrosis is a pathological feature of many diseases and can occur in virtually all organs, where it is characterized by excessive accumulation of extracellular matrix and accounts for substantial morbidity and mortality. The TGFβ signaling pathway is a well-established central driver of fibrotic diseases and inhibition of this pathway has been shown to improve outcomes in relevant animal models of hepatic, renal, pulmonary, and other fibrotic diseases. In addition, a non-selective inhibitor of TGFβ signaling that inhibits all 3 isoforms (isoform 1, 2, and 3) of TGFβ showed clinical improvement in patients with systemic sclerosis, a fibrotic connective tissue disease. However, such non-selective inhibition of all TGFβ isoforms have been associated with significant safety liabilities, including bleeding episodes, and cardiac toxicities. Based on knock out animal models (a model where researchers have inactivated, or "knocked out," an

existing gene by replacing it or disrupting it with an artificial piece of DNA), these safety findings are believed to be associated with inhibition of the TGFβ2, and TGFβ3 isoforms. These data support the hypothesis that selective inhibition of TGFβ1 may retain antifibrotic efficacy while offering an improved safety profile.

Given that immune cell activation may play a key role in fibrotic disease development, selective targeting of only matrix associated TGFβ1, at the primary site of fibrosis manifestation, while avoiding immune cell associated TGFβ1 is critical to maintaining efficacy while avoiding potential long-term liabilities. Based on this scientific rationale, we utilized our proprietary platform to discover and develop antibodies that selectively inhibit activation of latent TGFβ1 in the fibrotic extracellular matrix without perturbing TGFβ1 presented by cells of the immune system.

We selected SRK-373, a highly potent, anti-latent TGFβ1 antibody that selectively inhibits TGFβ1 activation within the extracellular matrix by targeting latent TGFβ1 associated with latent TGFβ-binding proteins (LTBPs)enabling specific inhibition of TGFβ1 in fibrotic tissue. SRK-373 demonstrated significant antifibrotic activity across multiple preclinical rodent models of fibrotic diseases. For instance, SRK-373 reduced TGFβ1 signaling in a mouse model of Alport Syndrome and reduced fibrotic progression in a rat model of chronic kidney disease. SRK-373 also demonstrated a robust therapeutic index at all doses tested in a 13-week non-GLP mouse safety study.

SRK-256: A High-Affinity Inhibitor of HJV/RGMc for the Treatment of Patients with Iron-Restricted Anemias

A number of disease states as well as rare genetic mutations can disrupt iron homeostasis and can result in iron deficiency. These imbalances in iron levels can lead to detrimental complications and are the basis of mortalities and morbidities across a range of diseases, collectively referred to as iron-restricted anemias or anemia of chronic disease. Anemia of chronic disease is a highly prevalent class of indications, including chronic kidney disease, cancer, inflammatory bowel disease, and others, and is estimated to impact approximately 14 to 38 million patients in the United States.

Hepcidin is a peptide hormone that is produced in the liver and plays a major role in regulating systemic iron homeostasis. Aberrantly increased hepcidin expression is a hallmark of several chronic and devastating diseases where it drives iron-restricted anemia and contributes to disease-associated morbidity and mortality. Hepcidin expression is controlled via the bone morphogenetic protein ("BMP") signaling pathway, BMPs 2/6 in particular, with repulsive guidance molecule c / hemojuvelin ("RGMc/HJV") serving as a key co-receptor. By targeting the co-receptor which is predominantly expressed in the liver, we believe that iron homeostasis can be selectively modulated while avoiding systemic inhibition of BMPs 2/6 which play broader roles in processes throughout the body. The RGM family consists of three closely homologous members, RGMa, RGMb and RGMc/HJV. Human genetic mutations as well as knockout animal studies have demonstrated that RGMc/HJV plays a predominant role in iron homeostasis, whereas RGMa and RGMb have broader roles in development and organ homeostasis. The data support the rationale for selectively targeting RGMc/HJV as a therapeutic approach for iron restricted anemia, particularly in chronic diseases characterized by elevated hepcidin.

We utilized our proprietary platform to discover and develop antibodies that selectively bind and inhibit RGMc, while avoiding RGMa and RGMb, and selected SRK-256 as a development candidate. SRK-256 is highly selective and potent inhibitor of RGMc that has demonstrated efficacy in preclinical models of anemia. This approach offers a clear PK/PD relationship, with suppression of hepcidin expression and mobilization of stored iron correlating closely with SRK-256 exposure. We further showed that SRK-256 effectively increased serum iron levels in the presence of inflammation in a PGPS-induced rat model of anemia. In addition to its favorable selectivity profile, SRK-256 offers the potential for best-in-class bioavailability based on studies in non-human primates. We have conducted preliminary IND-enabling manufacturing activities and a non-GLP toxicity study, which had no relevant toxicological findings.

VI.   License Agreements

a. Gilead Collaboration

On December 19, 2018, we entered into a three-year collaboration with Gilead to discover and develop therapeutics that target TGFβ-driven signaling, a central regulator of fibrosis ("the Gilead Agreement"). In connection with the Gilead Agreement, we received an upfront payment of $50 million and an equity investment of $30 million.

In December 2019, we achieved a $25 million preclinical milestone under the Gilead Agreement for the successful demonstration of efficacy in preclinical in vivo proof-of-concept studies.

On January 6, 2022, we entered into a letter agreement with Gilead which (i) confirmed that the collaboration period under the Gilead Agreement had expired as of December 19, 2021, and (ii) agreed the option exercise period for all programs under the Gilead Agreement had been terminated as of January 6, 2022.

b. Adimab Agreement

On March 12, 2019, we entered into an amended and restated collaboration agreement (the "Adimab Agreement") with Adimab, LLC ("Adimab"). Under the Adimab Agreement, as amended, we selected a number of biological targets against which Adimab used its proprietary platform technology to discover and/or optimize antibodies based upon mutually agreed upon research plans, and we have the ability to select a specified number of additional biological targets against which Adimab will provide additional antibody discovery and optimization services. During the research term and evaluation term for a given research program with Adimab ("Research Program"), we have a non-exclusive worldwide license under Adimab's technology to perform certain research activities and to evaluate the program antibodies to determine whether we want to exercise our option to obtain an exclusive license to exploit such antibodies (a "Development and Commercialization Option").

Pursuant to the Adimab Agreement, we previously paid Adimab a one-time, non-creditable, non-refundable technology access fee. We are also obligated to make certain technical milestone payments to Adimab on a Research Program-by-Research Program basis. Upon exercise of a Development and Commercialization Option, we are obligated to pay to Adimab a non-creditable, nonrefundable option exercise fee of either (i) a low seven-digit dollar amount or (ii) a mid-six-digit dollar amount, based on the antibodies in the given Research Program, plus, in either case, an amount equal to any technical milestone payment which was not previously paid with respect to such Research Program and less, in either case, any option extension fees paid with respect to such Research Program. On a Product (as defined in the Adimab Agreement)-by-Product basis, we will pay Adimab upon the achievement of various clinical and regulatory milestone events with total milestone payments not to exceed mid-teen millions in the aggregate for a given Product. For any Product that is commercialized, on a country-by-country and Product-by-Product basis, we are obligated to pay to Adimab a low-to-mid single-digit percentage of annual worldwide net sales of such Product during the applicable royalty period in each country.

SRK-181 is subject to the terms of the Adimab Agreement, and in March 2019, we exercised our Development and Commercialization Option for the Research Program from which SRK-181 was generated. In January 2020 and December 2020, we exercised our Development and Commercialization Option for additional Research Programs.

VII.   Intellectual Property

Our commercial success depends in part on our ability to protect intellectual property for our product candidates, including apitegromab, SRK-439 and SRK-181, and related methods, as well as our novel approach and proprietary platform for generating monoclonal antibodies; to secure freedom-to-operate to enable commercialization of our product candidates, if approved; and to prevent others from infringing upon our patent rights. Our policy is to seek to protect our intellectual property position by filing patent applications in key jurisdictions, including the U.S., Europe, Canada, Japan and Australia, covering our proprietary technology, inventions and improvements that are important to innovate, develop, sustain and implement our business.

We file patent applications directed to compositions comprising our antibodies, classes of antibodies covering our product candidates, use of such antibodies for treating diseases, as well as related manufacturing methods. As of December 31, 2025, we have 32 pending and/or granted patent families across multiple programs. We continue to review and harvest new inventions for new patent filings and prosecute applications in key jurisdictions to strengthen our global patent estate.

As of December 31, 2025, four granted patents, EP2981822, EP3365368, EP3368069, EP3365368 and EP4358995 are the subject of ongoing opposition proceedings before the European Patent Office ("EPO"). We have no other contested proceedings relating to any patents as of that date, but we cannot provide any assurances that we will not have such proceedings at a later date. For more information regarding the risks related to our intellectual property, please see "Risk factors—Risks Related to Our Intellectual Property."

a. Platform

Our novel approach to generating selective modulators of supracellular activation of growth factors is broadly embodied in our "platform" patent family, PCT/US2014/036933 (published as WO 2014/182676). This patent family is directed to methods for modulating the activation of the TGFβ superfamily of growth factors and methods for screening for a monoclonal antibody that specifically targets an inactive form of the growth factor complex, thereby preventing activation (e.g., release) of mature growth factor. The TGFβ superfamily is a group of more than 30 related growth factors/cytokines that mediate diverse biological processes and includes TGFβ1 and myostatin (also known as GDF-8). As of December 31, 2025, issued U.S. patents in the platform family include: U.S. Patents Nos. 9,573,995 (issued 02/21/2017); 9,758,576 (issued 09/12/2017); 9,580,500 (issued 02/28/2017); 9,399,676 (issued 07/26/2016); 9,758,577 (issued 09/12/2017); 10,597,443 (issued 03/24/2020); 10,981,981 (issued 04/20/2021); 11,827,698 (issued 11/28/2023); and 12,454,570 (issued 10/28/2025). There are also two granted European ("EP") platform patent: EP2981822 (granted on 09/02/2020) and EP3816625 (granted on 09/17/2025). These U.S. and EP patents are projected to expire in May 2034.

Specifically, EP2981822 originally granted with composition-of-matter claims directed to an antibody capable of binding a recombinant antigen comprising pro-TGFβ1 or a growth factor-prodomain complex which comprises the TGFβ1 LAP complex, in addition to claims directed to methods of making such antibodies. EP2981822 is the subject of ongoing opposition proceedings before the EPO. It was revoked by the opposition division in November 2024. The revocation decision is the subject of appeal T0367/25, which is due to be heard by the EPO's Technical Board of Appeal in November 2026.

EP3816625 has granted with claims that broadly cover manufacturing methods for generating an antibody that inhibits the release of GDF 8 from a pro/latent GDF-8/myostatin complex.

U.S. Patent No. 9,573,995 has issued composition-of-matter claims directed to an antibody that specifically binds to GARP associated with a human TGFβ1 LAP complex.

U.S. Patent No. 9,758,576 has issued composition-of-matter claims directed to an isolated monoclonal antibody, or a fragment thereof, that specifically binds the prodomain of a pro/latent GDF-8/myostatin complex, thereby preventing proteolytic cleavage between residues Arg 75 and Asp 76 of GDF-8/myostatin prodomain, so as to inhibit the release of mature GDF-8/myostatin growth factor from the complex.

U.S. Patent No. 9,580,500 has issued claims directed to phage display library-based antibody production methods for identifying an antibody that binds a GARP/proTGFβ1 complex.

U.S. Patent No. 9,399,676 has issued claims directed to phage display library-based antibody production methods for identifying an antibody that binds a pro/latent GDF-8 complex that has been subjected to enzymatic cleavage. Related product-by-process claims are included in issued U.S. Patent No. 9,758,577.

U.S. Patent No. 10,597,443 has issued claims that broadly cover manufacturing methods for a pharmaceutical composition containing an antibody that binds a large latent complex of TGFβ, thereby modulating TGFβ signaling.

U.S. Patent No. 10,981,981 has issued claims that broadly cover manufacturing methods for a pharmaceutical composition containing an antibody that binds pro/latent GDF-8, but does not bind to mature GDF-8, and inhibits GDF-8 signaling.

U.S. Patent No. 11,827,698 has issued claims that broadly cover manufacturing methods for a pharmaceutical composition containing an antibody that binds pro/latent GDF-8, and inhibits release of mature GDF8 from the pro/latent GDF8 complex.

U.S. Patent No. 12,454,570 has issued claims that broadly cover methods of identifying an antibody that binds to human proGDF8 and inhibits GDF8/proGDF8 activation.

In addition, we have granted patents in this platform family in Australia, Israel and Singapore.

b. *Myostatin Activation Inhibitors*

Thirteen patent families have been filed to date to cover proprietary myostatin inhibitors and their use in the treatment of various muscle and metabolic diseases. Patent prosecution of these pending patent families is ongoing but relatively early.

Three families are directed to composition of matter claims that cover our proprietary antibodies. PCT/US2015/059468 (published as WO 2016/073853) broadly covers a class of monoclonal antibodies that specifically bind inactive precursors thereby preventing activation of myostatin. This patent family is projected to expire in November 2035. U.S. Patents 10,307,480, 11,135,291, and 11,925,683 issued in June 2019, October 2021, and March 2024, respectively, with claims directed to Scholar Rock proprietary antibodies that specifically bind pro/latent myostatin, including 29H4, the parental clone of apitegromab, and variants, as well as host cells and methods of making antibodies with pH sensitive binding to pro/latent myostatin.

A second family, PCT/US2016/052014 (published as WO 2017/049011), discloses the specific amino acid sequence of apitegromab and is projected to expire in September 2036. U.S. Patent 10,751,413 issued in August 2020, with claims directed to antibodies and pharmaceutical compositions comprising the heavy and light chain sequences of apitegromab, while U.S. Patent 11,439,704 issued in September 2022, with claims directed to a method of preventing muscle loss and/or reducing muscle atrophy or treating SMA by administering an antibody having the heavy and light chain sequences of apitegromab. The European counterparts were also granted as EP 3350220 B1 in May 2021 and EP 3922645 B1 in May 2025. The granted claims of EP 3350220 B1 relate to antibodies comprising the heavy and light chain variable region and full chain sequences of apitegromab, and pharmaceutical compositions of the antibodies. The granted claims of EP 3922645 relate to a pharmaceutical composition comprising an antibody comprising heavy and light chain variable region sequences sharing at least 98% identity to the variable region sequences of apitegromab, and a method of producing an antibody comprising the heavy and light chain variable regions of apitegromab.

A third family, PCT/US2023/085574 (published as WO2024138076), was filed with claims directed to specific amino acid sequences of novel antibodies in our proprietary myostatin inhibitor portfolio. This family is projected to expire in December 2043. U.S. Patent 12,338,279 was issued in June 2025 with claims directed to antibodies and pharmaceutical compositions covering SRK-439. National applications of this family are pending in over 20 jurisdictions.

The following patent families are directed to therapeutic uses/methods:

PCT/US2017/012606 (published as WO 2017/120523) broadly covers treatment methods for a number of muscle and neuromuscular disease and disorders using an antibody that specifically blocks the activation step of myostatin. This family is projected to expire in September 2036. The first U.S. application issued in May 2019 as U.S. Patent 10,287,345

with claims drawn to methods for inhibiting myostatin activation using our proprietary activation inhibitors (such as apitegromab) to cause specified pharmacological effects to treat a variety of conditions including, muscle and metabolic disorders. A second U.S. application issued as U.S. Patent 10,882,904 in January 2021. The issued claims recite methods for inhibiting myostatin activation using an antibody comprising the heavy and light chain sequences of apitegromab for various indications. A third U.S. application issued as U.S. Patent 12,006,359 in June 2024. The issued claims are directed to a method of improving body composition by administering an antibody comprising heavy and light chain sequences of our proprietary activation inhibitors (such as apitegromab) or variants thereof.

PCT/US2017/037332 (published as WO 2017/218592) is directed to methods for treating neuromuscular diseases and selecting patient populations that are likely to respond to myostatin inhibition. This filing includes the treatment of SMA in patients who are on SMN therapies (e.g., SMN correctors/upregulators). This patent family is projected to expire in June 2037. The PCT application was nationalized in 11 jurisdictions, and applications in the three key jurisdictions (i.e., U.S., Europe and Japan) have granted, as well as in other countries. Specifically, the U.S. application granted in March of 2021 as U.S. Patent 10,946,036. The granted claims are directed to add-on or combination therapy for treating spinal muscular atrophy with a myostatin inhibitor and a neuronal corrector (such as SMN upregulator therapy). Similar claims have also granted in other countries including Japan (JP Patent No. 6823167, JP Patent No. 7161554, and JP Patent No. 7344337). JP Patent No. 6823167 and JP Patent No. 7344337 are the subject of invalidation trials. Likewise, the European counterpart granted as EP 3368069B1 and has been validated in 37 states. The originally granted European claims are directed to add-on therapy and combination therapy for the treatment of SMA using a myostatin-selective inhibitor, in conjunction with an SMN corrector therapy. EP 3368069B1 is currently the subject of ongoing opposition proceedings before the EPO. The patent was revoked by the opposition division in April 2024. The revocation decision is the subject of appeal T1416/24, which is due to be heard by the EPO's Technical Board of Appeal in June 2026.

PCT/US2018/012686 (published as WO 2018/129395) relates to the treatment of metabolic diseases with a myostatin activation inhibitor and is projected to expire in January 2038. The PCT was nationalized in 2019 and is in the early stages of prosecution. A U.S. patent issued in October of 2021 as U.S. 11,155,611, with claims directed to methods of making a pharmaceutical composition comprising a myostatin-selective inhibitor, comprising screening for an antibody that is capable of decreasing expression of pyruvate dehydrogenase kinase 4 (PDK4) and increasing expression of pyruvate dehydrogenase phosphatase 1 (PDP1). A Japanese patent (JP 7198757) issued in December 2022 with claims directed to a pro/latent myostatin-specific inhibitor for use in treating or preventing obesity or metabolic disorder in a subject on a calorie restriction diet. Similar claims have issued in Europe in 2023 (EP 3565592).

In addition to the five pending patent families listed above, there are also three PCT applications related to the phase 2 and phase 3 clinical trials of apitegromab in SMA. PCT/US2021/056517 (published as WO2022/093724) is directed to inventions deriving from the phase 2 clinical trial of apitegromab. This PCT was nationalized broadly. If granted, patents deriving from this PCT would expire in 2041. A European application granted as EP 4232151 B1 in October 2025. The granted claims are directed to a composition comprising apitegromab for use in treating SMA at a 10 mg/kg dose with a defined dosing regimen for treating SMA. Another PCT application was filed in 2023, PCT/US2023/020843 (published as WO 2023/215384) with claims directed to therapeutic methods for treating SMA deriving from the phase 2 and phase 3 clinical trials of apitegromab. If granted, patents from this family would expire in 2043. Both of these families are in early stages of prosecution. A further PCT application was filed in 2025 based on clinical data from the phase 2 and 3 trials of apitegromab, PCT/US2025/049463, which has not yet published. If granted, patents from this family would expire in 2045.

A further PCT application PCT/US2022/034588 (published as WO2022/271867) was filed with claims directed to combination/add-on therapy for treating metabolic disorders. Patents that issue from this PCT are projected to expire in 2042. A European application granted as EP 4358995 B1 in December 2025. The granted claims are directed to compositions comprising a myostatin-selective inhibitor and a GLP-1 analog, use for treating a metabolic disorder, such as obesity. EP 4358995 B1 is the subject of ongoing opposition proceedings before the EPO. Additionally, PCT application PCT/US2025/030263 (published as WO 2025/245160) was filed with claims directed to a myostatin-selective inhibitor for use in treating metabolic disorders, such as obesity. Patents that issue from this PCT are projected to expire in 2045.

PCT/US2025/060766 (not yet published), along with one direct national filing in Taiwan, is directed to therapies for muscular dystrophies. If granted, patents deriving from this PCT are projected to expire in 2045.

Finally, two other myostatin-related patent families have been filed and are in the priority year.

c. TGFβ1 Activation Inhibitors

In addition to the patent families discussed above in the "*Intellectual Property-Platform*" section that generically cover certain aspects of the TGFβ1 program, fifteen patent families have been filed to date, covering various specific aspects of our TGFβ1 programs.

Isoform-specific inhibitors of TGFβ1 which confer improved safety profile and related methods are described in PCT/US2017/021972 (published as WO 2017/156500). A U.S. patent (11,643,459) issued in May 2023, with claims directed to methods for identifying TGFβ1-specific inhibitors. A European patent granted in May of 2023 as EP3365368, with claims to the use of isoform-selective and context-independent anti-TGFβ1 antibodies, defined by CDR sequences or by cross-competition, in the treatment of cancer or myelofibrosis. EP3365368 is the subject of ongoing opposition proceedings before the EPO. Additional patents in this family have been granted in other jurisdictions. For example, a Japanese patent (JP Patent No. 7794630) granted in December 2025 with claims to the use of an isoform-selective anti-pro/latent TGFβ1 antibody in combination with an anti-PD1 or anti-PD-L1 antibody for reducing the growth of cancer or a solid tumor. This family is projected to expire in March 2037.

Among TGFβ1 inhibitors, one of our context-independent antibodies is separately claimed and related preclinical data are described in PCT/US2018/012601 (published as WO 2018/129329). Patents deriving from this PCT are projected to expire in January 2038. Japanese patent (JP Patent No. 7157744) issued in October 2022 with claims covering certain isoform-selective, context-independent antibodies and their use in the treatment of fibrotic diseases. Additional patents in this family have also been granted in other jurisdictions.

In addition, high-affinity, isoform-selective TGFβ1 inhibitors are disclosed in PCT/2019/041373 (published as WO 2020/014460, and patents have issued in March of 2025 in the U.S. (U.S. Pat. No. 12,252,531), April 2024 in Columbia, June 2024 in the Gulf Cooperation Council, and August of 2024 in Japan, March of 2025 in Eurasia, September of 2025 in Canada, and November of 2025 in Korea). Patents of this family are projected to expire in 2039. Separately, direct national/regional applications covering related subject matter have been filed, in the U.S., Europe and Hong Kong, and are projected to expire in 2039. Two U.S. patents issued in September of 2021 as U.S. 11,130,803 and in October of 2024 as U.S. 12,122,823, with claims which cover the SRK-181 clinical candidate and pharmaceutical compositions thereof; and a European patent issued in November of 2021 as EP3677278; and the corresponding Hong Kong patent issued in June of 2022, with claims that cover the SRK-181 clinical candidate, pharmaceutical compositions, use for treating cancer and myelofibrosis, and methods for manufacturing. Additionally, PCT/US2021/012969 (published as WO 2021/142448) discloses data related to biomarkers for the high-affinity, isoform-selective TGFβ1 inhibitors. If granted, patents deriving from this PCT application are projected to expire in 2041. Additional biomarkers are disclosed in PCT/US2022/022063 (published as WO2022/204581). If granted, patents deriving from this PCT applications would expire in 2042. Another PCT application, PCT/US2024/018970 (published as WO 2024/187051) discloses methods of treating certain cancers and identification of patient populations using biomarkers. If granted, patents derived from this PCT are projected to expire in 2044. Further, PCT/US2025/028935 (published as WO 2025/240343) discloses methods of treating cancer comprising a solid tumor, such as renal cell carcinoma (RCC) as well as biomarkers. If granted, patents derived from this PCT are projected to expire in 2045. Antibodies claimed in these patent families protect our SRK-181 clinical candidate.

Separately, other improved isoform-selective, context-independent inhibitors of TGFβ1 are disclosed in PCT/US2019/041390 (published as WO 2020/014473). Patents granted in this family are projected to expire in 2039. PCT/US2021/12930 (published as WO 2021/142427) is directed to optimized isoform-selective, context-independent inhibitors of TGFβ1. Patents granted in this family are projected to expire in 2041.

LTBP complex-specific inhibitors of TGFβ1 are described in three patent families: PCT/US2018/44216 (published as WO 2019/023661), patents derived from which are expected to expire in July of 2038; and PCT/US2020/15915 (published as WO2020/160291), which is expected to expire in 2040; PCT/US2022/73740 (published as WO 2023/288277), patents derived from which are expected to expire in 2042. One U.S. patent has issued in the first family (U.S. Pat. 12,358.992), and three U.S. patents (U.S. Pat. Nos. 11,214,614, 11,365,245 and 12,173,059) and six foreign patents (Columbia, China, Chile, Eurasia, Japan, and Hong Kong) have been issued in the second patent family with claims directed to antibodies and pharmaceutical compositions.

LRRC33-specific inhibitors are described in a further patent family: PCT/US2018/031759 (published as WO 2018/208888) which is expected to expire in May of 2038. EP3621694 granted in July 2023, with claims directed to therapeutic use of LRRC33 inhibitors for the treatment of various indications. Additional patents in this family have also granted in Canada (CA 3099260) and Australia (AU 2018266784).

PCT/US2017/042162 (published as WO 2018/013939) was exclusively licensed to Janssen but, as explained below, the license agreement was terminated in July 2022. Scholar Rock is now in control of prosecution. This patent family covers antibodies that specifically inhibit GARP-associated TGFβ, and patents granted in this family are projected to expire in July 2037. U.S. Patent No. 12,281,159 issued in April 2025 with claims directed to antibodies and antigen-binding fragments that specifically bind to human proTGFβ1 in a complex with human GARP, a process for their production and related products, compositions and uses. A Japanese patent (JP Patent No. 7128801) issued in August 2022 with claims directed to antibodies and antigen-binding fragments which specifically bind human pro-TGFβ1-GARP complex, a process for their production and related compositions. Additional patents have also granted in other jurisdictions including in Australia (AU 2017294772).

d. RGMc-Selective Inhibitors and Other Selective Agonists

PCT/US2019/057687 (published as WO2020/086736) is directed to RGMc-selective inhibitors and patents derived from this PCT are projected to expire in 2039. U.S Patent No. 12,297,262 issued in May 2025 with claims that cover the SRK-256 clinical candidate, pharmaceutical compositions and uses for treating iron disorders, such as anemia, including anemia of chronic disease and anemia in subjects diagnosed with myelofibrosis or another cancer. A Japanese patent (JP Patent No. 7621939) with claims covering similar subject-matter granted in January 2025, as did a Chinese patent (CN Patent No. 113164766) issued in February 2025. Additional patents have also been granted in other jurisdictions. A U.S. patent issued as US 12,297,262 in May 2025. The granted claims are directed to an RGMc antibody or antigen-binding fragment thereof comprising one of five different sets of complementary determining regions sequences and uses thereof.

A second family has been filed directed to an undisclosed neuromuscular target.

e. Intellectual Property Protection

We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties, may be challenged, circumvented or invalidated by third parties. As mentioned above, four granted patents, EP2981822, EP3365368, EP3368069 and EP4358995 are the subject of ongoing opposition proceedings before the EPO, as of December 31, 2025. While there are no contested proceedings or third-party claims relating to any of the other patents described above, as of that date, we cannot provide any assurances that we will not have such proceedings or third-party claims at a later date.

Additionally, the Unitary Patent/Unified Patent Court system in Europe became fully operational in June 2023. As such, European patents which are subject to the jurisdiction of the Unified Patent Court ("UPC") face limited precedent for the court, increasing the uncertainty of any litigation.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the U.S., the patent term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug or biologic may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic or provide an additional period of protection for the approved pharmaceutical product following expiry of the patent. In the future, if our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the U.S. Patent and Trademark Office in the U.S. and the national patent offices in Europe, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secret protection for our confidential and proprietary information. For example, certain elements of our proprietary platform may be based on unpatented trade secrets that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

VIII.   Manufacturing

We do not own or operate facilities for clinical drug manufacturing, storage, distribution or quality testing. Currently, all of our clinical manufacturing is outsourced to third-party manufacturers. Certain third party manufacturers may require us to enter in manufacturing agreements with them that include substantial milestone payments and royalties. As our development programs expand and we build new process efficiencies, we expect to continually evaluate our strategy of utilizing third party manufacturers with the objective of satisfying demand for our registration trials and, if approved, the manufacture, sale and distribution of commercial products.

IX. Antibody Discovery

We have internal antibody display and discovery capabilities; however, at times we may continue to rely on third parties to conduct antibody discovery and optimization services for us based on criteria and specifications provided by us. Certain antibody discovery and optimization vendors require us to enter into a license with them for the right to use antibodies discovered by them in human use or for commercial purposes. Such license could include substantial milestone payments and royalties to the extent we choose to use an antibody discovered by such vendor. On March 12, 2019, we exercised an option to receive such a license from Adimab pursuant to our Adimab Agreement. Please see the description above in "License Agreements – Adimab Agreement" for more details on the terms of this agreement.

X. Competition

The biotechnology and pharmaceutical industries are characterized by rapid evolution of technologies, fierce competition, and strong defense of intellectual property. Although we believe that our product candidates, discovery programs, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, and commercialization of approved products. These competitors compete with us in recruiting and retaining qualified scientific and management personnel and may compete with us in establishing clinical trial sites and patient recruitment for clinical trials.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

a. Competition for Apitegromab

In the SMA market, there are three approved SMN targeted treatments and no approved muscle-targeted treatments for SMA to date. The SMA drug development pipeline reflects a focus on addressing the significant remaining unmet needs of individuals living with SMA as well as the life cycle management of the existing approved SMN targeted treatments. To address the remaining unmet needs to further improve and sustain muscle function by contributing to the impact on the overall disease progression in SMA, we are pioneering a novel approach by developing the first muscle-targeted treatment in SMA.

We are developing apitegromab, an investigational fully human monoclonal antibody designed to inhibit myostatin activation by selectively binding the pro- and latent forms of myostatin in the skeletal muscle, for the treatment of patients with SMA. If apitegromab receives marketing approval, we may face competition from other companies conducting clinical trials to develop anti-myostatin molecules or other treatments for SMA, including Roche, Biogen, and NMD Pharma. Moreover, we may also compete with smaller or earlier-stage companies, and other research institutions that have developed, are developing or may be developing current and future anti-myostatin inhibitors or other treatments for SMA.

In addition, Novartis, Roche and Biogen are in late-stage development of alternate formulations or dosing regimen of their respective approved SMN treatments, including an additional formulation of Novartis' onasemnogene abeparvovec, an oral tablet for Roche's risdiplam, as well as a high dose formulation of Biogen's antisense oligonucleotide (ASO), nusinersen. Apitegromab is being developed with the intention to be used in individuals living with SMA who are currently on an approved SMN targeted treatment.

b. Competition for SRK-181

Our competitors for SRK-181 may include other companies developing inhibitors of the TGFβ signaling pathway, such as antifibrotic therapies and cancer immunotherapies to be used in combination with CPI therapy.

For the latter, many companies, including AbbVie Inc, Roche, Bicara Therapeutics, Novartis, Bristol Myers Squibb (acquired Forbius) and Merck KGaA, Merck (acquired Tilos Therapeutics) are developing therapies for cancer immunotherapy in combination with CPI therapy, that are intended to work, at least in part, through inhibition of the TGFβ signaling pathway.

Our competitors may also include companies that are or will be developing therapies for the same therapeutic areas that we are targeting within our early pipeline, including other neuromuscular disorders, cancer, fibrosis and iron-restricted anemia.

XI. Government Regulation

Government authorities in the U.S. at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as apitegromab, SRK-181, SRK-439 and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

a. U.S. Biological Product Development

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and its implementing regulations and biologics under the FDCA, the Public Health Service Act ("PHSA"), and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Apitegromab, SRK-181, and any future product candidates regulated as biologics must be approved by the FDA through a BLA process before they may be legally marketed in the U.S. The process generally involves the following:

- Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice ("GLP") requirements;

- Manufacture of drug substance and drug product in accordance with applicable regulations, including manufacturing activities performed in accordance with current good manufacturing practice ("cGMP") requirements;

- Submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

- Approval by an institutional review board ("IRB") or independent ethics committee at each clinical trial site before each trial may be initiated;

- Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice ("GCP") requirements and other clinical trial related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- Submission of a BLA to the FDA;

- A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

- Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic's identity, strength, quality and purity;

- Potential FDA inspection of Scholar Rock and of the clinical trial sites that generated the data in support of the BLA; and

- FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the U.S.

i. Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as *in vitro* and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

ii. Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may be combined or overlap.

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

- Phase 2 clinical trials generally involve studies in disease affected patients to evaluate proof-of-concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further PK and PD information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for suspected unexpected serious adverse reactions ("SUSARs"), findings from other studies or animal or *in vitro* testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board ("DSMB") or committee. The DSMB provides recommendations for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

iii. FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. Chemistry, manufacturing and controls ("CMC") information, preclinical studies and clinical trials results, and proposed labeling are submitted to the FDA as part of the BLA. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the U.S.

Under the Prescription Drug User Fee Act ("PDUFA") as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file ("RTF") by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not

always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a preapproval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an Approval Letter or a Complete Response Letter. An Approval Letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The Approval Letter may also include post-marketing requirements or commitments, such as the conduct of additional clinical trials or CMC studies. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

iv. Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product.

After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor's product for the same indication or disease. If a product designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union ("EU") has similar, but not identical, requirements and benefits.

v. Rare Pediatric Disease Designation

The FDA grants Rare Pediatric Disease designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 individuals in the U.S. Eligibility for a priority review

voucher may be issued upon approval of a BLA or New Drug Application for therapies developed to treat such rare pediatric diseases. Priority review vouchers may be redeemed to obtain priority review for any subsequent marketing application or be sold or transferred. Under current statutory provisions, the FDA may not award any rare pediatric disease priority review vouchers after September 30, 2029, although FDA's authority to do so may be extended by Congress in the future.

vi. Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for Fast Track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting. Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. Accelerated approval may also be granted in the case that there are no alternative treatments available. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality ("IMM"), that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence and, under the Food and Drug Omnibus Reform Act of 2022 ("FDORA"), the FDA is now permitted to require that such trials be underway prior to approval or within a specific time period after, the date accelerated approval is granted. In addition, for products being considered for accelerated approval, the FDA currently requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

vii. Pediatric Information

Under the Pediatric Research Equity Act ("PREA"), as amended, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submits an initial Pediatric Study Plan

("PSP") within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

viii. Post-marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. Prescription drug and biologic promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy ("REMS") to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Newly discovered or developed safety or effectiveness data may require changes to a drug's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS or the conduct of post-marketing studies to assess a newly discovered safety issue. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws, as well as applicable tracking and tracing requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

ix. Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, including the Centers for Medicare & Medicaid Services ("CMS"), other divisions of the Department of Health and Human Services ("HHS"), the Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

x. Other Healthcare and Privacy Laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. In the U.S., these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

- The Anti-Kickback Statute, which makes it illegal for among other things, any person or entity, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by individual imprisonment, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

- The federal civil and criminal false claims laws, including the False Claims Act ("FCA"), which prohibits individuals or entities (including prescription drug manufacturers) from knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. The government may deem manufacturers to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off label. Claims which include items or services resulting from a violation of the Anti-Kickback Statute are false or fraudulent claims for purposes of the FCA. Our future marketing and activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our product and any future product candidates, are subject to scrutiny under this these laws.

- The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created additional federal criminal statutes that prohibit among other things, knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), and their respective implementing regulations, which impose, among other things, specified requirements on covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities involving the creation, use, maintenance or disclosure of, individually identifiable health information, relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal

penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

- The U.S. Physician Payments Sunshine Act (the "Sunshine Act"), enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA"), which impose new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, for certain payments and "transfers of value" provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), non-physician providers (such as physician assistants and nurse practitioners, among others), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

- Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply regardless of payor. Such laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures. Some state and local laws require the registration of pharmaceutical sales representatives.

- The federal government and many state governments require pharmaceutical companies to submit periodic reports on product pricing.

- Many states in which we operate also have laws that protect the privacy and security of protected health information which may be more stringent or broader in scope than HIPAA, or offer greater individual rights with respect to protected health information. Such laws may differ from each other, which may complicate compliance efforts. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws.

- Numerous complex state laws and regulations that are not preempted by HIPAA govern the collection, use, disclosure, storage and transmission of personally identifiable information generally, including health-related information. These laws may be more stringent, broader in scope, and subject to varying interpretations by the courts and government agencies and are subject to frequent change. Varying interpretations of state privacy and data protection laws could create complex compliance issues for us and our partners and potentially expose us to additional expense, liability, penalties, negatively impact our client relationships, and lead to adverse publicity, and all of which could adversely affect our business in the short and long term.

- States continue to introduce and adopt new and amended laws, regulations and industry standards concerning privacy, data protection and information security. The first of these was the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act (the "CPRA"), which amendments went into effect on January 1, 2023. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide California residents with ways to exercise their data subject rights, including to opt-out of certain sales or transfers of their personal information. The CPRA amendments provided for the creation of a new agency to implement and enforce the CCPA, which also contains a private right of action for certain data breaches.

In addition to the CCPA, numerous other states have enacted or proposed similarly comprehensive privacy and data security legislation. These new laws will impose similar, additional, and in some cases more restrictive requirements than the CCPA which may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. There are also states that are specifically regulating health information. For example, Washington State recently passed a health privacy law that regulates the collection and sharing of health information. The law, entitled the "My Health My Data

Act," also has a private right of action, which potentially increases the relevant risk associated with non-compliance. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, a small number of states have passed laws that regulate the privacy and/or security of certain types of information, such as biometric data. For example, the Biometric Information Privacy Act in Illinois includes a private right of action and has seen a significant increase in the number of claims in recent years which have included substantial judgments. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. Certain countries outside of the U.S. in which we operate, or plan to operate, have established their own data security and privacy legal frameworks, including the GDPR. See *"vii. European General Data Protection Regulation"* below. Cross-border data transfers and other future developments regarding local data residency and access could increase the cost and complexity of delivering our services in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, could greatly increase our cost of providing our products and services, require significant changes to our operations or even prevent us from offering certain services in specific jurisdictions. In addition, any limitation on our ability to use or transmit health information outside of the U.S. could impose restrictions on our ability to recruit and maintain employees residing outside of the U.S., which could, in turn, adversely affect our business.

In the U.S., to help patients afford our approved product, we may use programs to assist them, including patient assistance programs and co-pay coupon programs for eligible patients. Patient Assistance Programs, or "PAPs," are approved by HHS, and may include free drug programs, bridge programs, and other forms of assistance for patients to access pharmaceutical products. Government enforcement agencies have shown increased interest in pharmaceutical companies' product and patient assistance programs, including reimbursement support services, and a number of investigations into these programs have resulted in significant civil and criminal settlements. In addition, at least one insurer has directed its network pharmacies to no longer accept co-pay coupons for certain specialty drugs the insurer identified. Our co-pay coupon programs could become the target of similar insurer actions. In addition, in November 2013, the CMS issued guidance to the issuers of qualified health plans sold through the ACA's marketplaces encouraging such plans to reject patient cost-sharing support from third parties and indicating that the CMS intends to monitor the provision of such support and may take regulatory action to limit it in the future. The CMS subsequently issued a rule requiring individual market-qualified health plans to accept third-party premium and cost-sharing payments from certain government-related entities. In September 2014, the Office of Inspector General (the "OIG") of the HHS issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the federal anti-kickback statute and/or civil monetary penalty laws if they do not take appropriate steps to exclude Part D beneficiaries from using co-pay coupons. Accordingly, companies exclude these Part D beneficiaries from using co-pay coupons. It is possible that changes in insurer policies regarding co-pay coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on our sales, business and financial condition.

Third-party patient assistance programs that receive financial support from companies have become the subject of enhanced government and regulatory scrutiny. The OIG has established guidelines that suggest that it is lawful for pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations, among other things, are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria and do not link aid to use of a donor's product. However, donations to patient assistance programs have received some negative publicity and have been the subject of multiple government enforcement actions, related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives. Specifically, in recent years, there have been multiple settlements resulting out of government claims challenging the legality of their patient assistance programs under a variety of federal and state laws. It is possible that we may make grants to independent charitable foundations that help financially needy patients with their premium, co-pay and co-insurance obligations. If we choose to do so, and if we or our vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, we could be subject to damages, fines, penalties or other criminal, civil or administrative sanctions or enforcement actions. We cannot ensure that our compliance controls, policies and procedures will be sufficient to protect against acts of our employees, business partners or vendors that may violate the laws or regulations of the jurisdictions in which we operate. Regardless of whether we have complied with the law, a government investigation could impact our business practices, harm our

reputation, divert the attention of management, increase our expenses and reduce the availability of foundation support for our patients who need assistance.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, utilize management's time and/or divert resources from other initiatives and projects. Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, individual imprisonment, disgorgement, exclusion of drugs from participation in state and federal healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time and resource consuming and can divert a company's attention from the business.

xi. *Current and Future Healthcare Reform Legislation*

In the U.S. and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

In the U.S., for example, in March 2010, the ACA was enacted. The ACA included provisions that address pharmaceutical pricing. Among other things, for example, the FDA:

- subjected biological products to potential competition by lower cost biosimilars;

- increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations;

- established annual fees and taxes on manufacturers of certain branded prescription drugs;

- expanded healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, establishes new government investigative powers and enhanced penalties for non-compliance;

- created a new Medicare Part D coverage gap discount program (later replaced under the Inflation Reduction Act of 2022 (the "IRA");

- expanded eligibility criteria for Medicaid programs and for entities eligible for discounts under the PHS Act's 340B Drug Pricing Program; and

- created a new requirement to annually report the identity and quantity of drug samples that manufacturers and authorized distributors of record provide to physicians.

Some of the provisions of the ACA have been subject to judicial challenges as well as efforts to repeal, replace or otherwise modify them or to alter their interpretation or implementation. For example:

- As a result of the Budget Control Act of 2011 and subsequent legislation, there is an aggregate reduction to Medicare payments to providers of, on average, 2% per fiscal year that went into effect on April 1, 2013 and will remain in effect through 2031. As a result of the Statutory Pay-As-You-Go Act of 2010 and subsequent legislation, Medicare payments to providers may be further reduced by 4% starting in 2025, absent further legislation.

- The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

- In addition to these legislative efforts, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA.

- Additionally, there has been increasing legislative, regulatory, and enforcement interest in the U.S. with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, address the potential for importation of drugs into the U.S., review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

- The IRA includes several provisions that may impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries on prescription drugs, impose new requirements for manufacturers of all drugs to offer discounts under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, and require companies to pay rebates to Medicare for drug prices that increase faster than inflation. Drugs and biologics that have received orphan designation for one rare disease or condition and the only approved indication is for that disease or condition are exempted from the IRA's price negotiation provisions. A drug or biologic with orphan designations for multiple diseases or conditions or with multiple indications, however, will remain potentially subject to the price negotiation provisions. Under the One Big Beautiful Bill Act of 2025, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or indications, are exempt from the Medicare drug price negotiation program. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. Although the effects of the IRA on our business and the healthcare industry in general are not yet known, we are taking into consideration the potential impact of the IRA on our development and commercialization activities.

- On April 15, 2025, the Trump Administration published Executive Order 14273, "Lowering Drug Prices by Once Again Putting Americans First," which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called "pill penalty" under the IRA that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" which generally, among other things, directs the federal government to establish and communicate most-favored-nation price targets to

pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to "take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries." Notably, a similar "Most Favored Nation" pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

- On November 6, 2025, CMS announced a new drug payment model designed to make Most Favored Nation ("MFN")-level prices available to state Medicaid programs via manufacturer rebates. Referred to as the "GENErating cost Reductions fOr U.S. Medicaid Model" ("GENEROUS"), the initiative is designed to run from 2026 through 2030 and is voluntary for both manufacturers and state Medicaid programs. Under the model, participating states will be able to access MFN-level prices for participating manufacturers' drugs through CMS-negotiated supplemental rebates tied to an MFN net price benchmark.

- On December 19, 2025, the CMS proposed a mandatory Center for Medicare and Medicaid Innovation ("CMMI") drug payment model to test whether alternative methods for calculating Medicare rebates, based on international pricing metrics rather than inflation-based metrics, reduce costs for Medicare fee-for-service ("FFS") beneficiaries and the Medicare program while preserving quality of care. The Guarding U.S. Medicare Against Rising Drug Costs ("GUARD") Model, would test an alternative approach to calculating rebates for certain Medicare Part D products using international pricing benchmarks. The GUARD Model would begin on January 1, 2027, and run through December 31, 2033. Further, on December 19, 2025, CMS proposed the Global Benchmark for Efficient Drug Pricing Model ("GLOBE") for Medicare Part B, would require manufacturers of specified single-source drugs and sole-source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. As proposed, GLOBE would begin a five-year performance period on October 1, 2026.

- On December 2, 2020, the HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through PBMs, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between PBMs and manufacturers. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and PBM service fees are currently under review by the current United States presidential administration and may be amended or repealed. Further, on December 31, 2020, the CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay assistance is passed on to the patient or these dollars will count toward the Average Manufacturer Price and Best Price calculation of the drug ("Accumulator Rule"). On May 17, 2022, the U.S. District Court for the District of Columbia granted the Pharmaceutical Research and Manufacturers of America's (PhRMA) motion for summary judgement invalidating the Accumulator Rule. We cannot predict how the implementation of and any further changes to this rule will affect our business. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current United States presidential administration may reverse or otherwise change these measures. Both the current United States presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Trump administration may reverse or otherwise change these measures, both the Trump administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Individual states in the U.S. have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including by imposing restraints on pricing or reimbursement at the state government level, limitations on discounts to patients, restrictions on certain product access, marketing cost disclosure and other transparency measures, and, in some cases, measures designed to encourage importation of pharmaceutical products from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards ("PDABs") and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits (UPLs) on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company's future revenues.

xii. Packaging and Distribution in the U.S.

If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record keeping requirements.

xiii. Other U.S. Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

xiv. U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our current product candidates and any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments. The Hatch Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration

period is generally one half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009 ("BPCI Act"). This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the U.S. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. The first biological product determined to be interchangeable with a reference product for any condition of use is also eligible for a period of exclusivity during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple "first" interchangeable products so long as they are all approved on the same first day of marketing.

Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods for all formulations, dosage forms, and indications of the biologic. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial that fairly responds to an FDA issued "Written Request" for such a trial.

b. European Union Drug Development

In the EU, our future products also may be subject to extensive regulatory requirements. As in the U.S., medicinal products can be marketed only if a marketing authorization ("MA") from the competent regulatory agencies has been obtained.

Similar to the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

In April 2014, the EU adopted the Clinical Trials Regulation EU No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022, subject to transitional provisions which meant that since January 31, 2025, all clinical trials in the EU have been subject to the Clinical Trials Regulation. The main characteristics of the Clinical Trials Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System ("CTIS"); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts (Part I contains scientific and medicinal product documentation and

Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a reporting Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the concerned EU Member State. However, overall related timelines are defined by the Clinical Trials Regulation.

In the EU the Paediatric Committee ("PDCO") of the EMA must agree to a pediatric investigation plan ("PIP") (or grant a product-specific waiver, class waiver and/or deferral) in connection with an applicant filing a MAA, unless the EMA has granted a product-specific waiver or a class waiver. The PIP outlines the pharmaceutical company's strategy for investigation of the new medicinal product in the pediatric population. Before an MAA can be filed, or an existing MA can be amended, the EMA determines whether companies actually comply with the agreed studies and measures listed in each relevant PIP. If an applicant obtains a MA in all EU Member States, or a MA granted in the centralized procedure by the EC, and the study results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of any supplementary protection certificate ("SPC"), provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires. The incentive in the case of orphan medicinal products is that a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

i. European Union Expedited Review and Development

PRIME is a scheme provided by the EMA to enhance support for the development of medicines that target an unmet medical need and may facilitate accelerated assessment of products representing substantial innovation where the MAA will be made through the centralized procedure. To qualify for PRIME, product candidates require early clinical evidence that the therapy has the potential to offer a major therapeutic advantage over existing treatments or benefits patients without treatment options. Products from small-and medium-sized enterprises ("SMEs") may qualify for earlier entry into the PRIME scheme than larger companies. Among the benefits of PRIME are the appointment of a rapporteur to provide continuous support and help build knowledge ahead of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process. The receipt of PRIME designation does not change the standards for approval but may expedite the development or approval process. Where, during the course of development, a product no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

ii. European Union Drug Marketing

Much like the Anti-Kickback Statute prohibition in the U.S., the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians to induce or reward improper performance generally is typically governed by the national anti-bribery laws of EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

iii. European Union Drug Review and Approval

In the EU, medicinal products can only be commercialized after obtaining a MA. There are two types of MAs.

Centralized MAs, which are issued by the EC through the centralized procedure, based on the opinion of the CHMP of the EMA, are valid throughout the EU, and in the additional states of the European Economic Area ("EEA") (Iceland, Liechtenstein and Norway). The centralized procedure is mandatory for certain types of products, such as medicinal products produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (i.e., gene therapy, somatic cell therapy or tissue engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

National MAs, which are issued by the competent authorities of the EU Member States and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU Member State, this national MA can be recognized in another EU Member State through the mutual recognition procedure. If the product has not received a national MA in any EU Member State at the time of application, it can be approved simultaneously in various EU Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the EU Member States in which the MA is sought, one of which is selected by the applicant as the reference Member State ("RMS"). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics ("SmPC"), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States involved (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the EU Member States make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Following approval, MA holders are subject to ongoing obligations, including pharmacovigilance and safety reporting requirements.

iv. European Union Data and Market Exclusivity

In the EU, innovative products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon MA. The data exclusivity, if granted, prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator's data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an MA based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

v. European Union Orphan Designation and Exclusivity

In the EU, after a recommendation from the EMA's Committee for Orphan Medicinal Products ("COMP"), the European Commission ("EC") may grant orphan designation to a product if (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if a method exists, the product would be a significant benefit to those affected by that condition.

In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval during which time no "similar medicinal product" may be placed on the market. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may be reduced to six years if, at the end of the fifth year, it is determined that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable so as not to justify maintenance of market exclusivity. Orphan designation must be requested before submitting an application for an MA. We will be required to apply for the maintenance of the orphan designation granted to apitegromab for the treatment of SMA at the time of applying for an MA. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The aforementioned EU rules are generally applicable in the EEA.

vi. Reform of the Regulatory Framework in the European Union

The EC introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

vii. European General Data Protection Regulation

Since we conduct clinical trials in the EEA, we are subject to additional European data privacy laws. The GDPR, became effective on May 25, 2018, and deals with the processing of personal data and on the free movement of such data. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, including requirements relating to having legal bases for processing personal data (such as health and other sensitive data,) relating to identifiable individuals and transferring such information outside the EEA, including to the U.S., providing details to those individuals regarding the processing of their personal information, keeping personal information secure, obtaining consent (where required) of the individuals to whom the personal data relates, having data processing agreements with third parties who process personal information, responding to individuals' requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Given the limited enforcement of the GDPR to date, we face uncertainty as to the exact interpretation of the new requirements on our trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us

to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

National laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EEA. Also, as it relates to processing and transfer of genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty. In the UK, the UK's European Union (Withdrawal) Act 2018 incorporates the into UK law, referred to as the UK GDPR. The UK has also recently adopted the Data (Use and Access) Act 2025 (the "DUAA") on 19 June 2025. The UK GDPR, the UK Data Protection Act 2018 and the DUAA set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU's GDPR, the EC has recently (in December 2025) extended the validity of the UK adequacy decision for six years until December 2031, which recognizes the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

In the event we continue to conduct clinical trials in the EEA, we must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the U.S., in compliance with European data protection laws. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA and UK to countries that do not ensure an adequate level of protection, like the U.S.. We must, therefore, ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA or the UK, in compliance with European data protection laws. In some cases, we rely upon the EC approved standard contractual clauses to legitimize transfers of personal data out of the EEA from controllers or processors established outside the EEA (and not subject to the GDPR). The UK is not subject to the EC's standard contractual clauses but has published its own transfer mechanism, the International Data Transfer Agreement, which enables transfers from the UK. Changes with respect to any of these matters may lead to additional costs and increase our overall risk exposure. The EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework, or Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the U.S. is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the U.S. are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks.

c. Regulation in the United Kingdom

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK, however, new legislation such as the EU Clinical Trials Regulation is not applicable in the UK.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the UK's standalone medicines and medical devices regulator. On January 1, 2025 a new arrangement called the "Windsor Framework" came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

i. Clinical Trials

The UK has implemented the EU Clinical Trials Directive 2001/20/EC (now repealed in the EU) into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). However, in April 2025, the UK introduced the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025—which, when in force, will amend and update the current regulatory framework for clinical trials in the UK. The legislation aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK and increase the transparency of clinical trials conducted in the UK. This includes a notification scheme to enable lower-risk clinical trials to be deemed approved by the MHRA within a short period of time (unless an objection is raised), where the risk is similar to that of standard

medical care (although such trials would still require ethics committee approval). Such regulations come into force on April 28, 2026.

ii. Orphan Designation

A separate process for orphan designation to the EU process now applies in the UK. There is no pre-marketing authorization orphan designation (as there is in the EU) in the UK and the application for orphan designation will be reviewed by the MHRA at the time of an application for a UK MA. The criteria for orphan designation remain broadly aligned to the EU, except that they apply to the UK only (e.g., there must be no satisfactory method of diagnosis, prevention or treatment of the condition in the UK, as opposed to the EU).

d. Rest of the World Regulation

For other countries outside of the UK, the EU and the U.S., such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

e. Additional Laws and Regulations Governing International Operations

If we further expand our operations outside of the U.S., we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act ("FCPA") prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the U.S., it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The U.S. Securities and Exchange Commission ("SEC") also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

XII. Coverage and Reimbursement

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. In the U.S., the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

In the U.S. no uniform policy of coverage and reimbursement for drugs or biological products exists, and one payor's determination to provide coverage and adequate reimbursement for a product does not assure that other payors will make a similar determination. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products candidates, if approved, will be made on a payor by payor basis. The level of coverage and reimbursement for products can differ significantly from payor to payor. One payor's decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. The coverage determination process may be a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs.

A third-party payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. The containment of healthcare costs has become a priority of federal, state and foreign governments and payors, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Furthermore, as part of government efforts to reduce drug prices, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

Coverage policies and third-party payor reimbursement rates may change at any time, which could affect physician usage and patient demand. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future, which could affect physician usage and patient demand.

Additional federal programs apply to pharmaceutical companies that affect coverage and reimbursement for drug products. For example, the Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the HHS as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "MMA") established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that prescription drug coverage. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. Although Part D prescription drug

formularies must include drugs within each therapeutic category and class of covered Part D drugs, not necessarily all the drugs in each category or class must be included. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low priced and high priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.

XIII. Human Capital

Our employees are relentlessly focused on the discovery and development of innovative medicines dedicated to improving the lives of children and adults with SMA and additional rare, severe and debilitating neuromuscular diseases. As a leader in the biology of the TGFβ superfamily, we believe that passion for science is what guides us to excellence. Our commitment to changing the lives of people with serious disease is what motivates us to show up each and every day. Our people are our most important asset who help us achieve extraordinary results and create new possibilities for patients. They embody our values and bring them to life in everything we do. We are inspired and guided by these values of focusing on the patient, cultivating curiosity, collaborating with purpose, upholding high standards and accelerating breakthroughs in making a difference in the lives of patients, families and communities.

a. Employees

As of February 24, 2026, we had 289 full-time employees, of which 137 employees are engaged in research and development activities and 152 are engaged in general and administrative activities. Most of our employees are based in the U.S. and a majority are based in Massachusetts, however during 2025, we built out our U.S. operations field teams across the U.S. in preparation for commercialization. We continued to make targeted hires to enhance our capabilities and support a variety of functions and key initiatives in critical functions including research, development, technical

operations, supply chain, commercial and G&A functions. We also hired our first employees in Dublin, Ireland in the supply chain and quality functions. We anticipate continuing to add depth and new capabilities in key areas of our business in 2026 and further expanding to Europe with key hires in operational and country leadership roles to support our infrastructure and overall anticipated growth. None of our employees are represented by a labor union or covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

b. Career Development and Growth

We emphasize employee development and training. To empower employees to unleash their potential individually and as a team, we invest in our employees by providing development opportunities, and the necessary resources to support their success, including mentorship guidelines, professional coaching, management and leadership training, online learning subscriptions and access to industry events and conferences. The diversity of our employees and their skillsets also offers a unique opportunity for us to learn from each other's experiences.

c. Compensation and Benefits

Our competitive compensation programs are designed to align the compensation of our employees with our performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances earnings for both short-term and long-term performance. We provide employee salaries that are competitive within our industry based on position, skill level, experience and knowledge. Additionally, we offer both new hire equity and annual equity grants to our employees to align the interests of our employees with the company's mission.

We are committed to providing comprehensive benefit options and it is our intention to offer benefits that will allow our employees and their families to live healthier and more secure lives. Some examples of the benefits we offer are: medical insurance including prescription drug benefits, dental insurance, vision insurance, accident insurance, life insurance, disability insurance, health savings accounts, flexible spending accounts, wellness programs, access to mental health support and benefits, identity theft insurance and pet insurance.

In addition to ensuring our compensation programs are equitable, we also strive to provide employees with valuable recognition for their contributions to our success. We have a reward & recognition program that aligns with our company values at all levels. Our rewards & recognition program begins with peer-to-peer recognition via an internal community board, and we continue to find ways to recognize the contributions of our employes.

d. Employee Engagement

We periodically conduct confidential employee engagement surveys to obtain feedback on a variety of topics, including culture, values, diversity, equity and inclusion, career development, employee satisfaction and tenure, and execution of our company strategy. These survey results are reviewed by our people managers so that we can continue to increase employee satisfaction and improve the well-being of our employees. We also engage in listening tours to both gain feedback and create opportunities for two-way dialogue. We actively strive to operationalize feedback provided by employees in ways that align with our business and culture. We are also committed to communication and transparency, using multiple forums and channels to allow for the sharing of appropriate, timely information to all employees.

e. Health & Safety

Ensuring the safety and wellbeing of our employees and communities is of the utmost importance to us. We are dedicated to supporting and promoting a culture of safety by providing information, training, risk assessments and assisting with regulatory compliance. Our goal is to help provide a safe place for employees to work while achieving our goals.

While we have encouraged our employees to spend more time on site, we recognize the on-going need for flexibility and our field-based workforce has grown as we prepare for commercialization. We've helped employees set up home offices, provided them access to tools to perform their jobs remotely, provided ergonomic assessments of their working

environments, and helped them address IT connectivity. We've also found ways to continue to foster collaboration and community through virtual meetings and events that we would normally do in person.

f. Fostering Inclusion

We believe that fostering inclusion is a business imperative which supports and encourages individuals to show up as their whole selves. Investing in inclusionary efforts enhances culture and employee experience. Our ability to innovate and meet people's needs is strongest when all voices are heard and valued.

XIV.   Facilities

Our corporate headquarters and operations are located in Cambridge, Massachusetts.

In November 2019, we entered into a lease of laboratory and office space at 301 Binney Street in Cambridge, Massachusetts and in 2021 we relocated our corporate headquarters to this location. The expiration date was originally in August 2025 and included an option to extend the term by two years. In May 2024, we entered into the First Amendment to the Lease to extend the term for approximately two years, commencing on August 19, 2025 with an option to extend the term by five years.

We believe that our facility at 301 Binney Street is adequate to meet our current needs, and that suitable additional space will be available as and when needed.

XVL. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

XVIL. Website Access to Reports

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. We also maintain a website at www.scholarrock.com. You may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information that is posted on or is accessible through our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

Item 1A. Risk Factors

Careful consideration should be given to the following risk factors, together with all other information set forth in this Annual Report, including our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other documents that we file with the SEC, in evaluating Scholar Rock Holding Corporation and our subsidiaries (collectively, the "Company", "we", or "our") and our business, before investing in our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks and uncertainties actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected. The market price of our common stock could decline if one or more of these risks or uncertainties were to occur, which may cause you to lose all or part of the money you paid to buy our common stock. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing the Company. New risk factors can emerge from time to time, and it is not possible to predict the impact that any factor or combination of factors may have on our business, prospects, financial condition and results of operations. Certain statements below are forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in this Annual Report.

Summary of the Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled "Risk Factors." These risks include, but are not limited to, the following:

Risks Related to Product Development, Regulatory Approval and Commercialization

- The regulatory approval process for apitegromab in the U.S., EU and other jurisdictions will be lengthy, time-consuming and inherently unpredictable and we may fail to receive or be delayed in receiving regulatory approval of apitegromab, or we may receive regulatory approval for only a subset of SMA patients. The CRL received from the FDA in September 2025 will require us to resubmit the apitegromab BLA and our progress toward potential commercialization of apitegromab has been delayed. The CRL could impact the current review process of our MAA with the EMA, which could result in a delay or a resubmission of the MAA to the EMA.

- We have never commercialized a product and are in the process of building and scaling our business for potential commercialization of apitegromab in the United States and Europe, including building our compliance, medical affairs and commercial organizations, which, if we are not able to do so successfully could negatively impact our business, including the potential for a successful commercialization of apitegromab.

- Changes or disruptions at the FDA and other government agencies caused by funding cuts, government shutdowns, personnel reductions, substantial changes in leadership and policy, or other changes or disruptions to these agencies' operations could prevent these agencies from performing functions on which the operation of our business relies, including the timely review and potential approval of our BLA when resubmitted, and any such disruptions and changes could negatively impact our business.

- Unfavorable pricing and reimbursement decisions in the EU could significantly delay or limit patient access to apitegromab, if approved, and materially reduce our anticipated revenues. Even if we obtain marketing authorization, the EU health technology assessment bodies and national payors may impose price reductions, require additional clinical or real world evidence, restrict reimbursement, or deny coverage altogether. Pricing and reimbursement negotiations in the EU are often lengthy, highly uncertain, and subject to country by country requirements, reference pricing, budget impact assessments, and mandatory discounts. As a result, the commercial viability of apitegromab in the EU may be materially impacted.

- Product development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of apitegromab, SRK-181, SRK-439, or any future product candidates. Many of the factors that cause, or lead to, a delay in the initiation or completion of clinical trials may also ultimately lead to the denial of regulatory approval or limit market acceptance of our product candidates.

- The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Success of a product candidate in an early-stage clinical trial may not be replicated in later-stage clinical trials.

- Interim, initial and preliminary results from our clinical trials that we announce or publish from time to time may change (e.g., from positive safety or efficacy results to poor or negative safety or efficacy results) as more patient data become available and are subject to additional audit, validation and verification procedures that could result in material changes in the final data.

- We rely on third parties to conduct our clinical trials and to conduct certain aspects of our preclinical studies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with legal and regulatory requirements, we may be delayed or unable to receive regulatory approval of or commercialize apitegromab, SRK-181, SRK-439 or any future product candidates, and our business could be materially harmed.

- Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to develop our product pipeline and receive regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Risks Related to Our Business and Operations

- Because we rely on a limited number of third-party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials, and, if approved, commercial materials, may become limited or interrupted or may not be of satisfactory quantity or quality.

- Our reliance on third parties, such as manufacturers, third-party logistics providers, specialty distributors, specialty pharmacies, and patient service providers, may subject us to risks and may cause us to undertake substantial obligations, including financial obligations.

- We will need to continue to grow our organization in certain areas, including our personnel, systems and relationships with third parties, in order to develop our drug candidates and we may experience difficulties in managing this growth.

- Our executives and highly skilled technical and managerial personnel are critical to our business. If we have transition in management, lose key personnel, or if we fail to recruit additional highly skilled personnel, our ability to further develop apitegromab, SRK-181, SRK-439 and identify and develop new or next generation product candidates may be impaired.

- Failure to comply with health care, privacy and data protection laws and regulations could lead to government or competent authority enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operation results and business.

Risks Related to Our Intellectual Property

- Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

- Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Third-party claims of intellectual property infringement may prevent or delay our product discovery, development, and commercialization efforts.

Risks Related to Our Financial Condition and Capital Requirements

- We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

- We will require additional capital to fund our operations and if we fail to obtain necessary capital, we will not be able to complete the development and commercialization of apitegromab, SRK-181, SRK-439 and any future product candidates.

<u>Risks Related to Our Common Stock</u>

- The price of our stock is volatile, and you could lose all or part of your investment.

Risks Related to Product Development, Regulatory Approval and Commercialization

The regulatory approval process for apitegromab in the U.S., EU and other jurisdictions will be lengthy, time-consuming and inherently unpredictable and we may fail to receive or be delayed in receiving regulatory approval of apitegromab, or we may receive regulatory approval for only a subset of SMA patients. The CRL received from the FDA in September 2025 will require us to resubmit the apitegromab BLA and our progress toward potential commercialization of apitegromab has been delayed. The CRL could impact the current review process of our MAA with the EMA, which could result in a delay or a resubmission of the MAA to the EMA.

The research, testing, manufacturing, labeling, approval, sale, import, export, marketing, promotion and distribution of drug products, including biologics, are subject to extensive regulation by the FDA in the U.S. and other regulatory authorities outside the U.S. We are not permitted to market any biological product in the U.S. until we receive a biologics license from the FDA. Prior to submitting the BLA to the U.S. FDA in January 2025 and submitting the MAA to the EMA in March 2025 for apitegromab as a treatment for patients with SMA, we had not submitted a BLA to the FDA or MAA to the EMA or similar marketing application to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure and potent for each desired indication. FDA, EMA or comparable foreign regulatory authorities' approval of a new biologic or drug generally requires data from one or more adequate and well-controlled pivotal Phase 3 clinical trials of the biologic or drug in the relevant patient population. The FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or our analysis or interpretation of data from preclinical studies or clinical trials, the results of our clinical trials may not meet the level of statistical significance or amount of data required for approval, regulatory authorities may not agree with the statistical methods we used to evaluate our clinical data, or we may be unable to demonstrate that apitegromab's clinical and other benefits outweigh its safety risks. Even if the FDA, EMA, or other regulatory authorities were to grant approval for apitegromab in SMA, one or more of these regulatory authorities may determine that the approval should be limited to a subset b of SMA patients, which could restrict the commercial potential of apitegromab in SMA. A BLA to the FDA or MAA to the EMA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection as well as certain key clinical sites conducting our clinical trials. The FDA, EMA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

In September 2025, we received a CRL from the FDA citing observations identified during an FDA inspection of a third-party fill-finish facility. This facility was issued a Form 483 by the FDA in July 2025 and the inspection classification of this facility is OAI. The observations were related to the facility and were not specific to apitegromab. The CRL did not cite any other approvability concerns, including apitegromab's efficacy and safety data or the third-party drug substance manufacturer. In November 2025, we completed an in-person Type A meeting with the FDA that included participation of representatives from the third-party fill-finish facility. Also in November 2025, the third-party fill-finish facility received a warning letter from the FDA and continues to work with the FDA to resolve the outstanding issues cited in the warning letter. We plan to resubmit the apitegromab BLA at such time after the facility resolves the cGMP deficiencies identified in the CRL, however, there can be no guarantee of the timing of the facility's resolution of those deficiencies or that the FDA will approve apitegromab upon our resubmission of the BLA. The CRL has delayed our progress toward potential commercialization of apitegromab and we may be subject to additional risks such as a loss of our competitive advantage, increased litigation and other regulatory issues.

The CRL could also adversely affect the ongoing regulatory review of the apitegromab MAA by the EMA. As part of its review, the EMA has a mutual recognition agreement with the FDA, and we believe satisfactory resolution of the OAI classification will be necessary for MAA approval. The EMA may also require additional assurance regarding the

suitability of manufacturing sites prior to approval which could result in a delay in review timelines. GMP non-compliance at the third-party fill-finish facility could, in the most adverse scenario, even result in a negative CHMP opinion and refusal of the MAA by the European Commission.

We have never commercialized a product and are in the process of building and scaling our business for potential commercialization of apitegromab in the United States and Europe, including building our compliance, medical affairs and commercial organizations, which, if we are not able to do so successfully could negatively impact our business, including the potential for a successful commercialization of apitegromab.

Although we are preparing our commercialization capabilities in anticipation of a potential approval and commercial launch of apitegromab in the United States and Europe, we have no prior sales or distribution experience and limited capabilities for marketing and market access. We expect to invest significant financial and management resources over time to establish compliance, medical affairs and commercial organizations for the marketing, sales and distribution of apitegromab in the United States and Europe, if approved in each jurisdiction, and other capabilities and infrastructure to support commercial operations. If we are unable to establish these commercial capabilities and infrastructure in a timely manner or to enter into agreements with third parties to market, sell, and/or distribute apitegromab if approved, we may be unable to complete a successful commercial launch. To the extent we enter into agreements with third parties, the revenue we receive may depend upon the efforts of such third parties, over which we may have limited or no control, and our revenue from product sales may be lower than if we had commercialized the products ourselves. We also face competition in our search for third parties to assist us with the distribution, sales and marketing of our products.

Furthermore, we intend to commercialize apitegromab in the United States and Europe initially, and globally, if approved. In order to do so, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so.

Changes or disruptions at the FDA and other government agencies caused by funding cuts, government shutdowns, personnel reductions, substantial changes in leadership and policy, or other changes or disruptions to these agencies' operations could prevent these agencies from performing functions on which the operation of our business relies, including the timely review and potential approval of our BLA, when resubmitted, and any such disruptions and changes could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and or approve new products can be affected by a variety of factors, including government budget and funding levels, staffing levels, and statutory, regulatory, and policy changes, the FDA's and foreign regulatory authorities' ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. Disruptions at the FDA and other agencies, including substantial leadership, personnel, and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In 2025, the U.S. government has, among other measures, issued executive orders and undertaken reductions in force that have adversely impacted FDA staffing and resources. Such changes could significantly impact the ability of the FDA to timely review and take action on our regulatory submissions, which could have a material adverse effect on our business.

In addition, changes in the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our products, including applicable pricing and reimbursement frameworks under federal healthcare programs, could affect the commercial viability of our products, create revenue uncertainty, and impact our ability to achieve profitability. Additionally, regulatory changes may introduce new challenges in obtaining FDA approval or navigating commercialization, and any delay in securing applicable regulatory approvals would adversely affect our business and prospects. These uncertainties could also present new challenges and/or opportunities as we navigate the resubmission of our BLA to the FDA and make other preparations for potential commercialization. Any delay in obtaining, or our

inability to obtain, applicable regulatory approvals would delay or prevent commercialization of apitegromab and could materially adversely impact our business and prospects.

Product development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of apitegromab, SRK-181, SRK-439, or any future product candidates. Many of the factors that cause, or lead to, a delay in the initiation or completion of clinical trials may also ultimately lead to the denial of regulatory approval or limit market acceptance of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain, a clinical trial can fail at any stage of development. We may experience delays in initiating, progressing or completing our clinical trials. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful. Clinical trials may fail to meet their primary or secondary endpoints, raise safety concerns or generate mixed results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Clinical data may not be sufficient to apply for and obtain regulatory approval on the timelines we expect or at all. Other decisions or actions of regulatory agencies may affect our plans, progress or results.

We also may experience numerous unforeseen events during, or as a result of, any clinical trials in process or any future clinical trials that we conduct that could delay or prevent our ability to receive marketing approval or commercialize apitegromab, SRK-181, SRK-439, or any future product candidates, including:

- delay or inability to reach agreement with the FDA or comparable foreign regulatory authorities on acceptable clinical trial design, conduct or statistical analysis plan;

- regulators, Institutional Review Boards ("IRBs") or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical trials of any product candidates may fail to show safety and effectiveness, or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

- the number of subjects required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower or more challenging than we anticipate or subjects may drop out of these clinical trials or fail to return for post treatment follow-up at a higher rate than we anticipate;

- challenges in identifying or recruiting sufficient study sites or investigators for clinical trials;

- our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- clinical study sites or clinical investigators may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

- we may elect to, or regulators, IRBs, DSMBs, or ethics committees may recommend or require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or unexpected characteristics, or reports from clinical testing of other therapies that raise safety or efficacy concerns about our product candidates;

- limitations on our or our CROs' ability to access and verify clinical trial data captured at clinical study sites through monitoring and source document verification;

- the cost of clinical trials of a product candidate may be greater than we anticipate;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate to initiate or complete a given clinical trial;

- our product candidates may have undesirable side effects or other unexpected characteristics when used in a new disease indication or with products in a different class which may raise safety, efficacy or other concerns about our product candidate as a potential therapy in that new disease indication or other indications or its use with products in a different class;

- our failure to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidate and/or data emerging from other molecules in the same class as our product candidate;

- the FDA, EMA or other regulatory authorities may require us to submit additional data, such as long-term toxicology studies, or change or impose other requirements before permitting us to initiate a clinical trial; and

- evolution in the standard of care or changes in applicable governmental regulations or policies during the development of a product candidate that require amendments to ongoing clinical trials and/or the conduct of additional preclinical studies or clinical trials.

Many of the factors that cause, or lead to, a delay in the initiation or completion of clinical trials may also ultimately lead to the denial of regulatory approval or limit market acceptance of our product candidates. For example, we anticipate some of our future trials to, in part, utilize an open-label trial design, and our ongoing ONYX long-term extension study for apitegromab in patients from both the TOPAZ and SAPPHIRE trials utilizes an open-label trial design. An open-label trial is one where both the patient and investigator know whether the patient is receiving the test article or either an existing approved drug or placebo. Open-label trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label studies are aware that they are receiving treatment. Open-label trials may be subject to a patient bias, for example, if patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Open-label trials also may be subject to an investigator bias where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The potential sources of bias in clinical trials as a result of open-label design may not be adequately mitigated and may cause any of our trials that utilize such design to fail and additional trials may be necessary to support future marketing applications. In addition, other types of trials (including randomized, double-blind, parallel arm studies), particularly if smaller in size or if limited to one study, are also subject to potential sources of bias and limitations that may exaggerate any therapeutic effect or falsely identify a positive efficacy signal, or conversely, fail to detect an efficacy signal when in fact there may actually be a positive therapeutic effect.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates. Any delays in our clinical development programs may harm our business, financial condition and results of operations significantly.

Our clinical development strategy depends on the continued use and availability of certain third-party approved drug therapies.

Patients in ONYX, our long-term extension study for patients from both the TOPAZ and SAPPHIRE studies, and OPAL, our Phase 2 clinical trial of apitegromab in children under the age of two living with SMA, are receiving apitegromab in conjunction with an approved SMN targeted treatment. These patients are reliant on the continued use and availability of such treatments. If access to an approved SMN targeted treatment such as nusinersen or risdiplam

becomes limited or is unavailable, we may be forced to pause or stop our ONYX or OPAL clinical trials, or the medical condition of patients may be affected which could negatively affect the efficacy and safety results for apitegromab in the trial or reduce the amount of data or confound the data from this trial. Any delay or suspension of our clinical trials would significantly delay our clinical development programs and harm our business, financial condition and results of operations.

The results or success of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of future results or replicated in later preclinical studies or clinical trials of our product candidates in the same indications or other indications.

The results or success of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of future results or replicated in later preclinical studies or later-stage clinical trials. Preclinical studies and early-stage clinical trials are primarily designed to study PK and PD, understand the side effects of product candidates, and evaluate various doses and dosing schedules. Our current or future product candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Product candidates in later-stages of clinical trials may fail to show desired pharmacological properties or produce positive safety and efficacy results despite having progressed through preclinical studies and early-stage clinical trials. Additionally, product candidates evaluated in one disease indication may interact in unforeseen or harmful ways in a patient population with a different disease indication than was previously studied. For example, apitegromab was evaluated in our Phase 3 SAPPHIRE clinical trial for the treatment of patients with Type 2 and Type 3 SMA and apitegromab was evaluated in our Phase 2 EMBRAZE proof-of-concept trial in combination with tirzepatide in obesity. Top-line data from each clinical trial have been released and apitegromab did not interact in any new ways despite the different patient population and disease indications studied in each trial. We cannot assure you that any future clinical trials of apitegromab, such as our Phase 2 FORGE clinical trial in patients with FSHD, or any of our other anti-myostatin antibodies will show positive results or interact in ways similarly to that which was previously studied in a different disease indication. There can be no assurance that any of our current or planned clinical trials will ultimately be successful or support further clinical development or registration of any of our product candidates.

Interim, initial, or preliminary results from our clinical trials that we announce or publish from time to time may change (e.g., from positive safety or efficacy results to poor or negative safety or efficacy results) as more patient data become available and are subject to additional audit, validation and verification procedures that could result in material changes in the final data.

Any interim, initial or preliminary data or results from clinical trials, including interim top-line results and other results published from our clinical trials may materially change as more patient data become available. Preliminary, initial, interim or top-line results also remain subject to audit, validation and verification procedures that may result in the final data being materially different from the data we previously published. As a result, interim, initial or preliminary data may not be predictive of final results and should be viewed with caution until the final data are available. We may also arrive at different conclusions, or considerations may qualify such results, once we have received and fully evaluated additional data. Differences between preliminary, initial or interim data and final data could adversely affect our business.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical development even after achieving promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Many drugs have failed to replicate efficacy and safety results in larger or more complex later stage trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval. If we fail to produce positive results in our ongoing and planned preclinical studies and clinical trials with apitegromab, SRK-181, or SRK-439 or if a regulatory authority interprets and analyzes the results as not positive, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, may be materially adversely affected.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

- the patient eligibility and exclusion criteria defined in the protocol;

- the size of the patient population required for analysis of the trial's primary endpoints;

- the willingness or availability of patients to participate in our trials;

- the number and location of participating trial sites;

- the proximity of patients to trial sites and any limitations on travel or access to trial sites;

- the design of the trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- clinicians' and patients' perceptions as to the potential advantages and risks of the product candidate being studied in relation to other therapies;

- our ability to obtain and maintain patient consents; and

- the risk that patients enrolled in clinical trials will drop-out of the trials before completion of their involvement in the study.

For example, we are developing apitegromab for the treatment of people with FSHD, a rare disease, affecting an estimated 30,000 people in the U.S. and Europe. As a result, we may encounter difficulties enrolling patients in our clinical trials for apitegromab in FSHD due, in part, to the small size of this patient population. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Additionally, patients may opt out of participation in clinical trials in favor of treatment with FDA approved therapies, or therapies approved in the EU or other foreign jurisdictions.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our future clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

We rely on third parties to conduct our clinical trials and certain aspects of our preclinical studies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with legal and regulatory requirements, we may be delayed or unable to receive regulatory approval of or commercialize apitegromab, SRK-181, SRK-439 or any future product candidates, and our business could be materially harmed.

We depend upon third parties to conduct certain aspects of our preclinical studies and to conduct our clinical trials, under agreements with universities, medical institutions, CROs, strategic partners and others. We often have to negotiate budgets and contracts with such third parties, and if we are unsuccessful or if the negotiations take longer than anticipated, this could result in delays to our development timelines and increased costs.

We rely especially heavily on third parties over the course of our clinical trials, and, as a result, have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their individual

employment policies or compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. We also are required to register certain ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in civil monetary penalties, adverse publicity and civil and criminal sanctions. The FDA and National Institutes of Health have signaled the government's willingness to begin enforcing these registration and reporting requirements against non-compliant clinical trial sponsors. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Our failure or any failure by these third parties to comply with these regulations would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting aspects of our preclinical studies or clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether they devote sufficient time and resources to our preclinical studies and clinical trials. The third party CROs and clinical trial sites that conduct our clinical trials may experience staffing shortages and the inability of a CRO or clinical trial site to maintain appropriate levels of competent staffing to support the demands of our clinical trials could negatively impact the execution of our clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines if they need to be replaced or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to our protocols or regulatory requirements or for other reasons, our development timelines, including clinical development timelines, may be extended, delayed or terminated and we may not be able to complete development of, receive regulatory approval of or successfully commercialize our product candidates.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We have received Orphan Drug designation from the FDA for apitegromab for the treatment of SMA and the EC granted Orphan Medicinal Product designation to apitegromab for the treatment of SMA. We may seek Orphan Drug designation from regulatory authorities in other jurisdictions for apitegromab. We may not receive the requested designation or we may be unable to realize the benefits associated with Orphan Drug designation, including the potential for market exclusivity.

We have received Orphan Drug designation from the FDA for apitegromab for the treatment of SMA, and following the EMA's Committee for Orphan Medicinal Products' positive opinion, the EC designated apitegromab as an orphan medicinal product for the treatment of SMA. Even if we receive orphan drug exclusivity, the benefit of that exclusivity may be limited if we seek approval for an indication broader than the orphan-designated indication or could be revoked

under certain circumstances, for example if the FDA later determines that the request for designation was materially defective or that we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we receive orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition during the exclusivity period because different drugs with different active moieties can be approved for the same condition, and the same product can be approved for different uses. Also, in the U.S., even after an orphan drug is approved and receives orphan drug exclusivity, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug, including because it has been shown to be clinically superior to the drug with exclusivity because it is safer, more effective or makes a major contribution to patient care. In the EU, a marketing authorization may be granted to a similar medicinal product to an authorized orphan product for the same orphan indication if:

- the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior; or

- the holder of the marketing authorization for the orphan medicinal product consents to a second medicinal product application; or

- the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

- See the sections of this Annual Report entitled, "Business — Government Regulation — US Biological Product Development — Orphan Drug Designation" and "Business – Government Regulation – European Union Drug Development — European Union Orphan Designation and Exclusivity."

The FDA may reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

We have received Rare Pediatric Disease designation for apitegromab for the treatment of SMA. However, a marketing application for apitegromab, if approved, may not meet the eligibility criteria for a rare pediatric disease priority review voucher.

We have received Rare Pediatric Disease designation for apitegromab for the treatment of SMA. Designation of a biologic as a product for a rare pediatric disease does not guarantee that a BLA for such biologic will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Pursuant to the Federal Food, Drug, and Cosmetic Act, in January 2025 we requested a rare pediatric disease priority review voucher in our BLA submission for apitegromab for the treatment of SMA and in March 2025 the FDA granted priority review of this BLA. The FDA may determine that the resubmitted BLA for apitegromab, if approved, does not meet the eligibility criteria for a rare pediatric disease priority review voucher, including for the following reasons:

- SMA no longer meets the definition of a rare pediatric disease;

- apitegromab contains an active ingredient (including any ester or salt of the active ingredient) that has been previously approved in an application;

- the BLA does not rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population; or

- the BLA seeks approval for a different adult indication than the rare pediatric disease for which apitegromab is designated.

We have received Fast Track designation from the FDA and PRIME designation from the EMA for apitegromab for the treatment of SMA. We may seek Fast Track designation or Breakthrough Therapy designation from the FDA or PRIME designation from the EMA for certain of our current and future product candidates, and we may not be successful in receiving such designations, or if received, such designation may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track designation, Breakthrough Therapy designation or PRIME designation for certain of our product candidates.

In May 2021, the FDA granted Fast Track designation for apitegromab for the treatment of SMA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure that the FDA would decide to grant it. Although the FDA has granted Fast Track designation for apitegromab in SMA, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification and rescind the breakthrough designation. See the sections of this Annual Report entitled, "Business — Government Regulation — US Biological Product Development — Expedited Development and Review Programs."

In March 2021, the EMA granted PRIME designation to apitegromab for the treatment of SMA. PRIME is a scheme provided by the EMA to enhance support for the development of medicines that target an unmet medical need. The receipt of PRIME designation for apitegromab for the treatment of SMA may not result in a faster development process, review or approval compared to products considered for approval under conventional regulatory agency procedures and does not assure ultimate approval by the EMA.

See the section of this Annual Report entitled, "Business – Government Regulation – European Union Drug Development — European Union Expedited Review and Development."

Receiving and maintaining regulatory approval of apitegromab in one jurisdiction does not mean that we will be successful in receiving or maintaining regulatory approval of apitegromab in other jurisdictions.

Receiving and maintaining regulatory approval of apitegromab in one jurisdiction does not guarantee that we will be able to receive or maintain regulatory approval in any other jurisdiction, but a failure or delay in receiving regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions. Even if the FDA grants marketing approval of apitegromab, the EC, the competent authorities of EU Member States or comparable regulatory authorities in foreign jurisdictions may not approve the manufacturing, marketing and promotion of apitegromab in other countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the U.S., including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., apitegromab must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the U.S. have requirements for approval of apitegromab with which we must comply prior to marketing in those jurisdictions. Receiving foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of apitegromab in certain countries. If we

fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of apitegromab will be harmed.

Even if we receive regulatory approval of apitegromab, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with apitegromab.

If apitegromab is approved, we will be subject to ongoing regulatory requirements, including requirements related to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, import, export, conduct of post-marketing studies and submission of safety, efficacy and other post-marketing information. The safety and efficacy profile of apitegromab will continue to be closely monitored by the FDA and comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with current cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA, EU and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to periodic review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA or other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for apitegromab may be subject to limitations on the approved uses for which the product may be marketed or contain requirements for potentially costly post-market testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of apitegromab.

Later discovery of previously unknown problems with apitegromab, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of apitegromab, withdrawal of apitegromab from the market or voluntary or mandatory product recalls;

- fines, warning letters, untitled letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

- product seizure or detention or refusal to permit the import or export of apitegromab; and

- permanent injunctions and consent decrees, including the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for their approved indications and in a manner consistent with their FDA-approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of unapproved uses and a company that is found to have improperly promoted unapproved uses may be subject to significant liability.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. In addition, the U.S. Supreme Court's July 2024 decision to overturn established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may face enforcement action and our business may be harmed.

Even if apitegromab receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If apitegromab receives marketing approval it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. There may be delays in getting apitegromab, if approved, on hospital or insurance formularies, or there may be limitations on coverage in the early stages of commercialization for newly approved drugs. If apitegromab is approved but fails to achieve market acceptance among hospitals, physicians, patients or health care payors, we will not be able to generate significant revenues and we may not become profitable, which would have a material adverse effect on our business, prospects, financial condition and results of operations. For example, doctors may deem it sufficient to treat patients with SMA with an SMN-targeted treatment such as nusinersen or risdiplam, and therefore will not be willing to utilize apitegromab in conjunction with such SMN-targeted treatment. The degree of market acceptance of apitegromab, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy and safety of apitegromab as demonstrated in clinical trials;

- the indications for which apitegromab is approved;

- efficacy and potential advantages compared to alternative treatments;

- the ability to obtain sufficient third-party coverage and adequate reimbursement;

- the amount, scope and nature of the clinical data (and other forms of data) available;

- the ability to offer apitegromab, if approved, for sale at competitive prices;

- the timing of market introduction of apitegromab as well as competitive products;

- convenience and ease of administration compared to alternative treatments;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- the strength of marketing and distribution support; and

- the prevalence and severity of any side effects.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market apitegromab in the EU, we may not be successful in commercializing apitegromab if and when it is approved.

We anticipate a decision from the EMA in mid-2026 and we have recently begun to build our sales or marketing infrastructure in Europe. We have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for apitegromab, if approved, for which we retain sales and marketing responsibilities, we must continue to develop a sales and marketing organization and/or outsource certain functions to third parties, including third party distributors.

There are risks involved both with establishing our own sales and marketing capabilities and with entering into arrangements with third parties to perform these services. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize apitegromab on our own in Europe include:

- our ability to recruit and retain adequate numbers of effective sales and marketing personnel;

- the ability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing apitegromab; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenue or the profitability of these product revenue to us may be lower than if we were to market and sell apitegromab ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market apitegromab or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market apitegromab effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing apitegromab.

Competing therapies may exist or could emerge that adversely affect the amount of revenue we are able to generate from the sale of apitegromab, if approved, or any of our future product candidates, if successfully developed and approved.

The biopharmaceutical industry is highly competitive. There are many public and private companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to our product candidates or address similar markets. If we are successful in developing apitegromab, it is probable that the number of companies seeking to develop products and therapies similar to our products candidates or targeting similar indications will increase. Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and human resources than we do, and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. We expect competition in the indications we are pursuing will focus on efficacy, safety, convenience, availability, and price. The commercial opportunity for apitegromab, if approved, could be reduced or eliminated if our competitors develop and commercialize products that are perceived to be safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than apitegromab. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to develop our product pipeline and receive regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Before we can commence clinical trials for any product candidate, we must complete extensive preclinical studies that support our planned INDs in the U.S., or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical studies or of the timing of any planned IND submission to the FDA or similar applications in other jurisdictions, and cannot predict if the FDA, EMA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for the clinical development of our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the competent authorities and/or ethics committees in the EU Member States or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing can be a lengthy, time-consuming and expensive process. The time required for such testing may vary substantially according to the type, complexity and novelty of the program, and can be several years or more per program. Delays associated with programs for which we are conducting preclinical testing and studies may cause us to incur additional operating expenses. We also may be affected by delays associated with the preclinical testing and studies of certain programs that are the responsibility of our collaborators or our potential future collaborators over which we have limited or no control. The commencement and rate of completion of preclinical studies for a product

candidate may be delayed by many factors, including, for example, challenges in reaching consensus with regulatory agencies regarding the scope of the necessary preclinical study program and/or appropriate preclinical study designs.

Risks Related to Our Business and Operations

Because we rely on a limited number of third-party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials, and, if approved, commercial materials, may become limited or interrupted or may not be of satisfactory quantity or quality.

We have limited experience manufacturing our product candidates on a commercial scale. We rely on a limited number of third-party contract manufacturers to manufacture all of our clinical trial product supplies and, if approved, all of our commercial product supplies, including all of our drug substance, fill-finish, labeling, and packaging. We do not own our own manufacturing facilities for producing any clinical trial or commercial product supplies. Our supply chain also depends on a limited number of suppliers for critical raw materials and components (including container closure systems), and any disruption, quality issue, or shortage could delay manufacturing or regulatory approvals. There can be no assurance that our preclinical, clinical development, and, if approved, commercial product supplies will not be limited or interrupted due to impacts to our third-party contract manufacturers. For example, we rely on a single source supplier for the drug substance and fill-finish manufacture of apitegromab, SRK-181 and SRK-439. We are advancing activities at a second US-based fill-finish facility to strengthen supply continuity and support future commercial demand of apitegromab. Any replacement of our current drug substance contract manufacturer or fill-finish contract manufacturer would require significant resources, lead time and expertise because there may be a limited number of qualified replacements. In addition, our ability to procure sufficient supplies for the development of apitegromab, SRK-181, SRK-439 or future product candidates could be impacted by factors outside of our control such as current macroeconomic and geopolitical events, the changing rates of inflation and interest rates and tariff policies. We have no direct control over our contract manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our third-party contract manufacturers supply and/or manufacture materials or products for other companies, which exposes our third-party contract manufacturers to regulatory risks for the production of such materials and products. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers' facilities generally.

For example, in September 2025, we received a CRL from the FDA citing observations identified during an FDA inspection of a third-party fill-finish facility. This facility was issued a Form 483 by the FDA in July 2025 and the inspection classification of this facility is OAI. The observations were related to the facility and were not specific to apitegromab. In November 2025, we completed an in-person Type A meeting with the FDA that included participation of representatives from the third-party fill-finish facility. Also in November 2025, the third-party fill-finish facility received a warning letter from the FDA and continues to work with the FDA to resolve the outstanding issues cited in the warning letter.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMP. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to internalize certain activities or rapidly onboard alternative third-party manufacturing capacity, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. These factors would increase our reliance on the original manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we must change manufacturers for any reason, we may be required to qualify and validate a new manufacturer's facilities, processes and quality systems for compliance with applicable regulatory requirements, including cGMP. We may also need to conduct manufacturing comparability studies to demonstrate that any new manufacturing process produces product consistent with specifications previously submitted to the FDA or other regulatory authorities. These activities could result in delays and

increased costs and could negatively affect our ability to develop and commercialize our product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers for commercial supplies of drug substance, drug product, fill-finish, and packaged and labeled product for apitegromab, if we receive regulatory approval. We do not have long-term supply agreements in place with many of our contract manufacturers, and each batch for our product candidates is individually contracted through a purchase order governed by master service and quality agreements. If any of these manufacturers are unwilling to or unable to supply adequate quantities of product on acceptable terms or timelines, or are unable to comply with cGMP or other applicable requirements, we may be required to qualify and onboard alternative suppliers, which could result in delays to clinical development, regulatory submissions or approvals, or commercialization.

Failure to maintain compliance with cGMP can result in regulatory action against our third-party manufacturers, including FDA sanctions, which could disrupt our manufacturing and supply chain and lead to delays in our clinical development programs, regulatory submissions or approvals, or commercial supply, if approved. In addition, delays in securing or maintaining manufacturing capacity for drug substance, fill-finish, labeling and packaging, or failures by our contract manufacturers or suppliers to perform as required, could delay clinical trials, regulatory filings, or commercial launches, which could negatively affect our business.

Our reliance on third parties, such as manufacturers, third-party logistics providers, specialty distributors, specialty pharmacies, and patient service providers, may subject us to risks and may cause us to undertake substantial obligations, including financial obligations.

To conduct later-stage clinical trials and, if approved, produce commercial product, we will need to manufacture our product candidates in larger quantities and at appropriate quality standards. We rely on third-party contract manufacturers to scale our manufacturing processes for our clinical programs, and if approved, for commercial supply. We and our manufacturing partners may be unable to increase manufacturing capacity in a timely or cost-effective manner, and quality control issues may arise during process scale-up, technology transfer, or commercial production. If we, or any manufacturing partners, are unable to scale manufacturing of our product candidates in sufficient quantity or quality, development activities, clinical trials, regulatory submissions, or approvals, or commercial launch and supply could be delayed, disrupted, or become infeasible, which could materially affect our business. In September 2025, we received a CRL from the FDA for the apitegromab BLA citing observations identified during an FDA inspection of a third-party fill-finish facility. The facility received a Form 483 in July 2025, the facility was classified as OAI and in November 2025 received a warning letter from the FDA. The observations were related to the facility and were not specific to apitegromab.

Our reliance on third-party logistics providers, specialty distributors, specialty pharmacies, and patient services providers may subject us to risks that could impact the commercialization and patient access to apitegromab. If apitegromab is approved, we expect to use limited distribution agreements, which could concentrate supply with a small number of specialty pharmacies, increasing the risk of distribution disruptions, capacity constraints, and gaps in patient access if these partners fail to perform. Additionally, third parties manage high-touch patient support, reimbursement processing, and copay assistance, and any failures in these areas could lead to delays in initiation of treatment, coverage denials, and financial barriers for patients. Additionally, challenges such as disruptions in logistics, product-handling or quality-control issues, cybersecurity or privacy incidents, licensing or other regulatory non-compliance, or delays in onboarding key distribution partners may arise and may cause us to undertake substantial obligations, including financial obligations. If we or our third-party distribution service providers fail to scale and manage commercial distribution operations efficiently, the launch, commercialization, or continued supply of apitegromab may be delayed or compromised, which could significantly harm our business, reputation, and financial results.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, ongoing military conflicts, new regulatory activities and economic policies, high inflation and interest rates and the imposition of tariffs, other trade barriers and retaliatory countermeasures, any of which could have a material adverse effect on our business, financial condition and results of operations.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result of geopolitical instability, ongoing military conflicts, new regulatory activities and economic policies, and high inflation and interest rates. We are continuing to monitor global capital markets and assessing the potential impact of these factors on our business, including the impact on the supply chains we rely on for the manufacture of apitegromab, SRK-181, SRK-439, and any other current or future product candidates.

Although, to date, our business has not been materially impacted by the events described above, geopolitical tensions, or record inflation, it is impossible to predict the extent to which our operations will be impacted in the short and long term, or the ways in which such matters may impact our business. The extent and duration of such ongoing military conflicts, geopolitical tensions, record inflation and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks we face.

Further, there have been, and may continue to be, significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand in affected markets. While many of our supply chain and manufacturing activities occur within the U.S., we rely on globally sourced raw materials, components, and consumables. As a result, changes in trade policies, including the imposition of tariffs, export restrictions, or other geopolitical restrictions could result in increased costs or cause delays in the procurement of necessary materials or services. Any such disruptions in the global supply chain caused by macroeconomic events and conditions could adversely affect the development, testing and clinical trials of apitegromab, SRK-181, SRK-439, and any future product candidates, or it may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

We will need to continue to grow our organization in certain areas, including our personnel, systems and relationships with third parties, in order to develop and potentially commercialize our product candidates, and we may experience difficulties in managing this growth.

As our clinical development plans and commercialization strategies continue to develop and expand, we expect we will need to hire additional managerial, clinical development, scientific, regulatory, commercial, and administrative personnel. Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain highly qualified specialized personnel. As apitegromab approaches commercialization globally, we will also need to hire sales, marketing and other commercial personnel in the new markets we plan to enter. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our development efforts effectively, including the clinical and regulatory review process for apitegromab, SRK-181, SRK-439, and any future product candidates, while complying with our contractual obligations to contractors and other third parties; and

- improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize apitegromab, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on third parties, advisors and consultants to provide certain services, including CROs, contract manufacturers and companies focused on antibody development and discovery activities. There can be no assurance that the services of third parties, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality, accuracy or quantity of the services provided is compromised for any reason, our preclinical studies and clinical trials may be extended, delayed or terminated, and we may not be able to receive, or may be substantially delayed in receiving, regulatory approval of apitegromab, SRK-181, SRK-439 or future product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel in the biopharmaceutical space. In this highly competitive market, there may be increased costs to attract and retain qualified personnel. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are not able to offer competitive compensation or appealing opportunities for high quality candidates, we may not be able to attract or retain qualified candidates and personnel. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize apitegromab and, accordingly, may not achieve our research, development and commercialization goals.

In addition, from time to time, there may be changes in our executive or senior management team that may be disruptive to our business. If our teams fail to execute our plans and strategies, including as a result of executive transitions, our business, financial condition, and results of operations could be adversely affected.

Our executives and highly skilled technical and managerial personnel are critical to our business. If we have transition in management, lose key personnel, or if we fail to recruit additional highly skilled personnel, our ability to further develop and potentially commercialize apitegromab, SRK-181 and SRK-439 and identify and develop new or next generation product candidates may be impaired.

Our performance substantially depends on the performance of our management team. Any transition or loss of the services of any of our executives or highly skilled technical and managerial personnel could have a disruptive impact on our ability to implement our strategy and impede the achievement of our research, development and commercialization objectives. In addition, these transitions or departures could cause us to incur increased operating expenses, divert senior management resources in searching for replacements, or otherwise have a material adverse effect on our business, internal controls, financial condition and results of operations. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and operational execution during this phase. If we have additional changes to our executives or highly skilled technical and managerial personnel, we may be unable to successfully manage and grow our business, and our results of operations, execution of corporate goals, internal controls and financial condition could suffer as a result. The unplanned loss of the services of our executives or other personnel also could harm our reputation.

Our internal computer systems, or those used by our contract research organizations, or other contractors or consultants, may fail or suffer security breaches, incidents or compromises.

We have outsourced significant parts of our IT and business infrastructure to third-party providers, and we currently use these providers to perform business critical IT and business services for us. Despite the implementation of security measures, our computer systems, whether they are managed by us directly or by the third parties with whom we contract, and those of our existing and future CROs, and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. Our increased reliance on personnel working from home may increase our cyber security risk, create data accessibility concerns, and make us more susceptible to

workforce and communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other agencies and contractors. For example, the loss of preclinical or clinical data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of apitegromab, SRK-181 and SRK-439 and to conduct preclinical studies and clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of apitegromab, SRK-181, SRK-439 and future product candidates could be delayed.

As a company that uses IT systems, our systems may be subject to cyber-attacks, incidents or compromises. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While we have invested in the protection of data and information technology, our efforts may not prevent service interruptions or security breaches (e.g., ransomware attacks and social engineering attacks (phishing)). Like other companies in our industry, we, and our third-party vendors, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business, or reputational losses, including regulatory fines, that may result from an interruption or breach of our systems.

Our employees, independent contractors, consultants, commercial partners, vendors and distributors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws and regulations of the FDA, EU Member States, EMA, MHRA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA, EMA and other similar foreign regulatory bodies; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the U.S. and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we receive FDA approval, EC approval or approval from other foreign regulatory bodies of apitegromab and begin commercializing that product in the U.S. or in such other jurisdictions, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, commercial partners and vendors, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in statutes, regulations or the interpretation of existing statutes or regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; (iv) additional record-keeping requirements; or (v) changes to our pricing arrangements, or coverage of or reimbursement for our products. If any such changes were to be imposed, they could adversely affect the profitability and operation of our business. See the sections of this Annual Report entitled, "Business — Government Regulation — Current and Future Healthcare Reform Legislation" and "Business – Government Regulation – Coverage and Reimbursement."

It is possible healthcare reform measures may be adopted in the future that may result in additional reductions in Medicare or other healthcare funding, more rigorous coverage criteria, or new payment methodologies or otherwise affect the prices we may obtain for any of our product candidates for which we may receive regulatory approval. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from commercial payors. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be modified or invalidated. The continuing health care reform initiatives efforts of the government, insurance companies, managed care organizations and other payers of health care services to contain or reduce costs of health care may adversely affect the demand for any product candidates for which we may obtain regulatory approval, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability; and the level of taxes that we are required to pay.

In addition, federal and state efforts to impose new restrictions on manufacturer and third-party patient assistance programs could limit the availability or scope of these support services. Any such restrictions could reduce patient access to our products, which may materially and adversely affect our sales, business, and financial condition. Furthermore, patient support programs continue to face increased scrutiny from enforcement authorities. It is possible that regulators could determine that certain aspects of our programs do not comply with applicable healthcare fraud and abuse laws, including by viewing certain support services as improper inducements. Any such determination could have a significant adverse impact on our business, including the imposition of civil, criminal, or administrative penalties, and, in severe cases, exclusion from participation in federal and state healthcare programs.

On April 1, 2025, the Bureau of Industry and Security of the U.S. Department of Commerce initiated a Section 232 investigation on Pharmaceuticals and Pharmaceutical Ingredients, whose scope includes, but is not limited to, finished drug products, medical countermeasures, active pharmaceutical ingredients, starting materials, and derivative products of those items. This Section 232 investigation could result in substantial tariffs on these and related items, which could negatively impact our costs of production and operating margins. On October 31, 2025, CMS issued its final rule for the calendar-year Physician Fee Schedule ("BFSF Certification Final Rule"), which requires manufacturers to obtain certifications from their third-party vendors confirming that Bona Fide Service Fees ("BFSFs") associated with Part B drug sales are not passed through, in whole or in part, to any client or customer, regardless of whether that entity takes title to the drug. Manufacturers must begin complying the BSFS Certification Final Rule beginning January 1, 2026. In addition to submitting these certifications to CMS, manufacturers must maintain detailed documentation supporting the reasonable assumptions used to calculate Average Sales Price ("ASP"), including the methodologies used to classify BFSFs for each contract. These new requirements may increase the risk that certain fees could be reclassified as price concessions, which would negatively affect a product's ASP. Any such reclassification could reduce future reimbursement for our product(s) under Medicare Part B, which may materially and adversely impact our revenue.

Federal legislative and regulatory efforts to implement reference pricing or most-favored-nation pricing models could impact our product revenues and materially harm our business.

On May 12, 2025, President Trump issued an executive order calling on pharmaceutical manufacturers to voluntarily reduce the prices of medicines in the U.S. and directing the Secretary of HHS to communicate MFN price targets to pharmaceutical manufacturers to align prices with those in comparably developed nations and, in the event significant progress towards MFN pricing is not delivered, to propose rulemaking to impose MFN pricing.

Since the May 12, 2025 order, the Trump administration has continued to exert pressure on drug manufacturers to implement MFN pricing, including by suggesting that the administration may impose significant tariffs on pharmaceuticals if such manufacturers do not reach agreements to implement MFN pricing. Further, in November 2025, the CMS introduced the GENEROUS Model, a voluntary Medicaid payment initiative under which participating drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with an MFN price for the manufacturers' products. Additionally, in December 2025, CMS announced proposals for new mandatory demonstration payment models through two proposed rules under its CMMI authority, GLOBE for Medicare Part B and GUARD for Medicare Part D. If finalized, these models would impose additional mandatory rebates on manufacturers of certain Medicare Part B and Medicare Part D drugs, for select Medicare populations intended to represent 25% of Medicare patients, if the Medicare prices for such products exceed those paid in economically comparable countries. Both the GLOBE and GUARD models have proposed seven-year

testing periods, with the GLOBE model proposed to begin on October 1, 2026 and the GUARD model proposed to begin on January 1, 2027.

These reforms remain subject to change, potential legal challenges, or expansion through additional rulemaking or sub-regulatory guidance, creating uncertainty for our overall pricing strategy. It remains to be seen whether and how these drug pricing initiatives will apply to our product candidates, how they will affect the broader pharmaceutical industry, and whether similar reform measures may be adopted in the future.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the U.S. and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information received in the course of patient recruitment for clinical trials. See the section in this Annual Report entitled "Business – Government Regulation – Other Healthcare Laws."

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management's attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Failure to comply with health care privacy and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We, our CROs, and any potential collaborators may be subject to strict and changing federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security) and policies and contractual obligations related to data privacy and security. In the U.S., numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our CROs and collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We have conducted clinical trials and are currently conducting ONYX, our long-term extension clinical trial of apitegromab and OPAL, our Phase 2 clinical trial of apitegromab in children under the age of two living with SMA, in the EEA and the UK, and may conduct future clinical trials in the EEA or the UK. We are therefore subject to European privacy laws, where we collect and use personal data including health related data, in connection with our clinical trials in the EAA, or the UK, including the EU General Data Protection Regulation (the "EU GDPR"), the UK General Data Protection Regulation (the "UK GDPR") (collectively referred to as the "GDPR"), as well as other national data protection legislation in force in the relevant EEA Member States and the UK (including the UK Data Protection Act of 2018), which govern the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding individuals in the EEA and UK. The GDPR imposes a broad range of strict requirements on companies that process personal data, including requirements relating to having legal bases and conditions for processing personal data and transferring such personal data outside the EEA or the UK, including to the U.S., providing details to those individuals regarding the processing of their personal information and, when relevant, data transfer agreement or other transfer mechanism in place for transfer of personal data from Europe to the US, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals' requests to exercise their rights in respect of their personal information, where required reporting security breaches involving personal data to the competent national data protection authority and affected individuals, where required, appointing data protection officers, where required conducting data protection impact assessments for high risk processing, and record-keeping. The GDPR imposes penalties in the event of non-compliance, including fines of up to 20.0 million Euros (17.5 million GBP for the UK) or up to 4% of our total worldwide annual turnover for more serious offenses. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

The GDPR also imposes strict rules on the transfers of personal data outside of the EEA or the UK to third countries, such as the US in certain circumstances, unless a derogation exists or a valid GDPR transfer mechanism (for example, the European Commission approved standard contractual clauses ("SCCs") and the UK International Data Transfer Agreement/Addendum ("UK IDTA")). Where relying on the SCCs or UK IDTA for data transfers, we may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. The complexity and the additional contractual burden increases our overall risk exposure. There may be further divergence on international transfer safeguards in the future, including with regard to administrative burdens. Any inability to transfer personal data from the UK and EEA to the US (and other third countries) in compliance with data protection laws may adversely affect our operations and our business and financial position. The UK data protection regime is independent from but currently still aligned with the EEA's data protection regime. However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the UK and EEA. Although the UK is regarded as a third country under the EU GDPR, the European Commission has issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. Similarly, the UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. However, the UK Data (Use and Access) Act 2025 now in force, may further differentiate the UK's data protection regimes and could potentially impact the UK's adequacy decision granted by the European Commission. The respective provisions and enforcement of the EU GDPR and UK GDPR may continue to diverge, creating additional regulatory challenges and uncertainty. This evolving regulatory landscape could increase legal risk, complexity and cost to our handling of personal data, and may require us to adapt our privacy and data security compliance programs to account for increasing legal and regulatory divergence between the UK and the EEA.

Further, EU Member States have adopted implementing national laws to implement the EU GDPR which may partially deviate from the EU GDPR and the competent authorities in the EU Member States may interpret EU GDPR obligations slightly differently from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. Also, as it relates to processing and transfer of genetic data, the EU GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR. While we've taken steps to comply with the GDPR, including as implemented by individual countries, we face uncertainty as to the exact interpretation of these requirements and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the law. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

In addition, in the United States, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Further, in some cases where we process sensitive and personal information of individuals from numerous states, we may find it necessary to comply with the most stringent state laws applicable to any of the information. For example, the CCPA creates comprehensive individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. While there are currently exceptions for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA, as amended by the California Privacy Rights Act, and other enacted or proposed comprehensive state consumer privacy legislation may impact our business activities. Furthermore, certain states have passed or are considering laws that are specifically focused upon health privacy, such as Washington's My Health My Data Act. The My Health My Data Act imposes new state restrictions and requirements on the processing and sale of consumer health data and creates a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. The effects of state and federal privacy laws are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. We continue to monitor the impact that the state consumer privacy and protection laws, like the CCPA and the My Health My Data Act, may have on our business activities. See the section in this Annual Report entitled "Business – Government Regulation – European General Data Protection Regulation" and "Business – Government Regulation – Other Healthcare and Privacy Laws."

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

The potential use of new and evolving technologies, such as artificial intelligence, in our offerings to employees may result in additional spending and present risks and challenges that can impact our business including by posing security and other risks to our confidential information, proprietary information and personal information, and as a result we may be exposed to reputational harm, legal liability, and regulatory investigations and fines.

We may build and integrate artificial intelligence into our offerings, and this innovation may present risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement, for example where third-party data sources are used to train artificial intelligence models, or the output of artificial intelligence systems reproduce or incorporate third party intellectual property rights, in each case without the right to do so.

Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU's Artificial Intelligence Act ("AI Act"), the world's first comprehensive AI law, entered into force on August 1, 2024, and most provisions of which will become effective on August 2, 2026. This legislation imposes tiered obligations on providers and deployers of artificial intelligence systems which are put onto the EU market, or where the output is intended for use in the EU market, depending on the risk classification of the AI system, and encourages providers and deployers of artificial intelligence systems to account for EU fundamental rights in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, and if the AI systems are considered high risk, we would be required to implement substantive risk and quality management systems and post-market monitoring systems and adhere to specific and burdensome and costly ethical, accountability, and administrative requirements. Other jurisdictions, including the United States and UK, are also taking steps to regulate AI systems. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our service offerings to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible, safe and ethical manner and to minimize any real or perceived unintended harmful impacts.

Our vendors may in turn incorporate artificial intelligence tools into their own offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business. A risk of our proprietary intellectual property rights being compromised through the use of artificial intelligence could arise through third party vendors using our data to train their models and/or to generate output for other users of their systems. There is also a risk (as with any hosted service) of security incidents occurring that could lead to unauthorized access to our data. In the event that personal data (including special category data relating to patients) were to be compromised, we may also face action from regulators and affected data subjects, and damage to our reputation.

Additional laws and regulations governing international operations, including certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, could negatively impact or restrict our operations.

If we further expand our operations outside of the U.S., we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the U.S., it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities, and as a result, may be subject to lengthy and expensive litigation and excessive damages and we may not have, or be able to obtain, sufficient capital to pay such amounts. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing apitegromab, SRK-181, SRK-439 and any of our future product candidates in clinical trials and will face an even greater risk if we commercialize any products, if approved. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- inability to bring a product candidate to the market;

- decreased demand for our products;

- injury to our reputation;

- withdrawal of clinical trial participants and inability to continue clinical trials;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- diversion of management's time and our resources;

- substantial monetary awards to trial participants;

- product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources;

- the inability to commercialize any product candidate, if approved; and

- decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. We may be unable to obtain, or may obtain on unfavorable terms, additional clinical trial insurance in amounts adequate to cover any liabilities from any of our clinical trials. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Our current laboratory operations are concentrated in one location, and we or the third parties upon whom we depend, including our clinical trial sites and the manufacturing facilities of our third-party contract manufacturers, may experience business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster, including earthquakes, outbreak of disease or other natural disasters.

Our office and laboratory facilities are located in Cambridge, Massachusetts. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, the facilities at any clinical trial site, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of apitegromab, SRK-181, SRK-439 and future product candidates or interruption of our business operations. If a natural disaster, outbreak of disease, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities, our clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

Global events, including global health concerns could also result in social, economic, and labor instability in the countries in which we operate or where the third parties with whom we engage, including our clinical trial sites and manufacturing facilities of our third-party contract manufacturers, operate. Unforeseen global events, such as increasing rates of inflation and interest and tariff policies, could adversely impact our business. Such conflicts could lead to sanctions, embargoes, supply shortages, regional instability, geopolitical shifts, cyberattacks, other retaliatory actions, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, which could adversely impact our operations and financial results, as well as those of third parties with whom we conduct business.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management

policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at our facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, the manufacturing facilities of our third-party contract manufacturers, or the sites where we conduct clinical trials or preclinical studies, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Coverage and reimbursement may be limited or unavailable in certain market segments for apitegromab, if approved, which could make it difficult for us to sell apitegromab profitably.

The success of apitegromab, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, apitegromab. See the sections in this Annual Report entitled "Business– Government Regulation – Coverage and Reimbursement" and "Business–Government Regulation–Current and Future Healthcare Reform Legislation."

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid or national payor bodies (such as in European countries), and commercial payors is critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

In the U.S., no uniform policy of coverage and reimbursement for products exists among third party payors, Coverage and reimbursement for products can differ significantly from payor to payor. One payor's decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. Coverage and reimbursement for products may vary widely from payor to payor, state-to-state (for example, state Medicaid coverage and reimbursement for products may be subject to varying degrees of coverage restrictions or delays) or across national payors from country to country.

Payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain and maintain coverage and reimbursement for any product, we may need to conduct expensive evidence generation studies in order to demonstrate the medical necessity and cost-effectiveness of such a product, in addition to the costs required to obtain regulatory approvals. If payors do not consider a product to be cost-effective compared to current standards of care, they may not cover the product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to cover its costs or make a profit. Even if we obtain coverage for apitegromab, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of apitegromab. Patients are unlikely to use apitegromab unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of apitegromab. There is

significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for apitegromab.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the U.S. and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for apitegromab. There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of apitegromab due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for apitegromab in the EU Member States. Also, unfavorable pricing and reimbursement decisions in the EU could delay or limit commercialization of apitegromab, if approved, and materially adversely affect our business, financial condition and results of operations.

We intend to seek approval to market apitegromab in both the U.S. and in selected foreign jurisdictions. If we receive approval in one or more foreign jurisdictions for apitegromab we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of medicinal products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of apitegromab. In these countries, pricing negotiations with governmental authorities can take considerable time after receiving marketing approval. In addition, market acceptance and sales of apitegromab will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for apitegromab and may be affected by existing and future health care reform measures.

Much like the federal Anti-Kickback Statute prohibition in the U.S., the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-inducement, advertising and anti-bribery laws of EU Member States, and in respect of the UK (which is no longer a member of the EU), the Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be disclosed publicly. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Even if apitegromab or any of our future product candidates receive marketing authorization in the EU or UK, we may be unable to successfully commercialize such products in those markets if we are unable to secure pricing and reimbursement on terms that are commercially acceptable. In most foreign countries, including several EU Member States, marketing authorization is only the first step toward patient access and the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely

from country to country. For example, each EU Member State conducts its own health technology assessment ("HTA"), pricing negotiations, and reimbursement decision-making, potentially resulting in delays of 12-24 months or more (on average) between EC approval and commercial availability. EU Member States can also restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Payers in many European countries impose increasingly stringent clinical, pharmacoeconomic, and budget-impact requirements that may differ significantly from those considered by regulatory authorities during the marketing authorization process. As a result, European authorities may conclude that the benefit–risk profile, real-world evidence, or incremental clinical value of apitegromab, when used as an adjunct to SMN-targeted therapies, does not justify the price we seek.

In December 2021, the Health Technology Assessment Regulation, Regulation (EU) 2021/2282, ("HTAR") was adopted. The HTAR entered into force on January 11, 2022 and started to apply from January 12, 2025, with phased application depending on the category of health technology. Under the HTAR, EU Member States are required to use common HTA tools, methodologies, and procedures across the EU. Among others, the HTAR establishes an HTA coordination group, composed of national HTA bodies, which jointly conduct Joint Clinical Assessments ("JCAs") of certain new medicines (including, in the initial phase, oncology medicines and advanced therapy medicinal products) and certain high-risk medical devices and provides for a single EU-level dossier submission for the purposes of JCAs. However, the HTAR focuses on the clinical aspects of HTA, i.e. the relative clinical effectiveness and relative clinical safety of a new health technology compared with relevant existing health technologies, and, as such, individual EU Member States remain responsible for determining the overall value of a new health technology within their healthcare systems, as well as making pricing and reimbursement decisions.

Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced Member States, can further reduce prices. Pricing negotiations in the EU are highly unpredictable and a Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In addition, regional decision-making, such as in Italy, Spain, and Germany, may lead to fragmented sub-national reimbursement requirements, duplicative reviews, or further restrictions on access. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Generating such data may require substantial investment and time and may delay reimbursement approval or lead to conditional or temporary reimbursement that could be revoked if post-authorization evidence does not meet the expectations of payers.

There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for apitegromab. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower and, in certain countries, below levels required for commercial viability. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. Moreover, any delays or negative outcomes in pricing or reimbursement negotiations in major markets such as Germany, France, Italy, Spain, or the UK could adversely influence decisions in other EU Member States due to cross-border reference pricing, or coordinated negotiation mechanisms that are increasingly being adopted across the EU. A low price, stringent reimbursement limitation, or reimbursement denial in one influential country may therefore have a cascading effect across multiple markets. In addition, if negotiated EU list prices become public, an unfavorable price published in one EU Member State could place pressure on pricing negotiations in other jurisdictions.

If pricing is set at unsatisfactory levels or if reimbursement of apitegromab is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of apitegromab in those countries would be negatively affected. If we are unable to secure satisfactory pricing and reimbursement in the EU, or if the reimbursement landscape evolves in ways that impose additional uncertainty, delay, or financial burden, we may be unable to realize the full commercial potential of apitegromab or any future product candidate in these markets. Any of these events could materially adversely affect our business, prospects, financial condition and results of operations.

We may seek to enter into collaborations in the future with third parties, including for apitegromab, SRK-181, SRK-439 or potential product candidates. If we are unable to enter into such collaborations, or if these collaborations are not successful, our business could be adversely affected.

A part of our strategy is to evaluate and, as deemed appropriate, enter into additional collaborations or partnerships in the future when strategically attractive, including potentially with biotechnology or pharmaceutical companies. We have limited capabilities for product development and only recently have begun to build our capabilities to prepare for potential commercialization. Accordingly, we may enter into collaborations with other companies to provide us with important technologies, capabilities and funding for our programs and underlying technology.

Any future collaboration we enter into may pose a number of risks, including the following:

- collaborators may have significant discretion or decision-making authority in determining the efforts and resources that they will apply to the collaboration or that we are required to apply to the collaboration;

- collaborators may not perform their obligations as expected or in a manner satisfactory to us;

- we may commit to certain preclinical or clinical development or commercialization efforts as part of the collaboration that we are unable to meet or our collaborators may not be satisfied with our preclinical or clinical development or commercialization efforts;

- collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

- collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us;

- collaborations may be terminated by the collaborator, and, if terminated, we may be blocked to advance the program due to collaborator patents that are not licensed to us; and

- collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our future collaborations do not result in the successful discovery, development and commercialization of product candidates or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of potential therapeutic collaborators.

Additionally, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the biotechnology or pharmaceutical industry, including within the business and financial communities, could be adversely affected.

We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected. Even if we are successful in our efforts to establish new strategic collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic collaboration agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could

develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. Unforeseen global events, and sanctions or actions relating to such events, could affect our ability to file, prosecute, maintain, and/or defend patents and applications in those markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the U.S. and/or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, Russia issued a decree in March of 2022, stating that patent owners who reside in a country "unfriendly" to Russia are not entitled to compensation in the event of patent infringement. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property and/or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor's technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products.

In addition, periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent Office ("USPTO") and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Moreover, complications due to public health crises such as global pandemics may result in inadvertent lapse due to, for example, unexpected closures of the USPTO or foreign patent offices, delays in delivery of notifications relating to deadlines, or failure to timely and/or properly obtain signatures on necessary documents. Additionally, due to the ongoing conflict in Ukraine, there remain uncertainties as to any potential impact on patent protection and/or enforcement in the region, including, for example, payments to the Russian Patent Office and other entities. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- it is possible that our pending patent applications will not result in issued patents;

- we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;

- the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

- it is possible that there are prior public disclosures that could invalidate our or our licensors' patents, as the case may be, or parts of our or their patents;

- our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

- we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

- the laws of foreign countries may not protect our or our licensors', as the case may be, proprietary rights to the same extent as the laws of the U.S.;

- the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

- it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

- others may be able to make or use compounds or cells that are similar to the biological compositions of our product candidates but that are not covered by the claims of our patents;

- others may independently develop similar or alternative technologies or duplicate any of our technologies;

- it is possible that others may circumvent our owned or in-licensed patents;

- the active biological ingredients in our current product candidates will eventually become commercially available in biosimilar drug products, and no patent protection may be available with regard to formulation or method of use;

- we have engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

- we may not develop additional proprietary technologies for which we can obtain patent protection;

- it is possible that product candidates or diagnostic tests we develop may be covered by third parties' patents or other exclusive rights;

- it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours; and/or

- the patents of others may have an adverse effect on our business.

Our current patents covering our proprietary technologies and our product candidates are expected to expire beginning in 2034, without taking into account any possible patent term adjustments or extensions. Our earliest patents may expire before, or soon after, our first product achieves marketing approval in the U.S. or foreign jurisdictions. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a material adverse effect on our business, results of operations, financial condition and prospects. We own pending patent applications covering our proprietary technologies or our product candidates that if issued as patents are expected to expire from 2034 through 2046, without taking into account any possible patent term adjustments or extensions. However, we cannot be assured that the USPTO or relevant foreign patent offices will grant any of these patent applications.

We depend on intellectual property licensed from third parties. Failure to comply with our obligations under any of these licenses or termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, including intellectual property rights licensed from others. We may be a party to license agreements pursuant to which we in-license key patents and patent applications for our product candidates. These licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate the license. Any termination of licenses by third parties could result in our loss of significant intellectual property rights and could harm our ability to commercialize our product candidates.

We may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors' infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Because our programs may involve additional product candidates that may require the use of additional proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently, and these rights may be held by others. We may develop products containing our compounds and pre-existing pharmaceutical compounds.

We may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates. These diagnostic test or tests may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Changes in patent law in the U.S. and in ex-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

In addition, recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Under the enacted Leahy-Smith America Invents Act (the "America Invents Act"), enacted in 2013, the U.S. moved from a "first to invent" to a "first to file" system. Under a "first to file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO only recently developed new regulations and procedures in connection with the America Invents Act, and many of the substantive changes to patent law, including the "first to file" provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of

patents, once obtained. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Additionally, some of our owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria which could also make it more difficult to obtain patents.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents, or interpretation thereof, could change in unpredictable ways that would weaken our ability to obtain new patents, to maintain, or to enforce our existing patents and patents that we might obtain in the future. For example, in the case Amgen Inc. v. Sanofi, the Federal Circuit held that a well characterized antigen is insufficient to satisfy the written description requirement of certain claims directed to a genus of antibodies that are solely defined by function. While the validity of a subset of patents at issue was subsequently upheld by a district court jury, uncertainty remains as to the legal question pertaining to the written description requirement under 35 USC §112 as it relates to functional antibodies. In the case of Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. We cannot predict how these decisions or any future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. For example, Russia issued a decree in March of 2022, stating that patent owners who reside in a country "unfriendly" to Russia are not entitled to compensation in the event of patent infringement.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

- substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

- a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do;

- if a license is available from a third-party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products; and

- redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the U.S. is protected under the Safe Harbor exemption as set forth in 35 U.S.C. § 271. If and when apitegromab, SRK-181, or another one of our product candidates is approved by the FDA, that certain third-party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we are not aware of any claims of such a patent that could otherwise materially adversely affect commercialization of our product candidates, we may be incorrect in this belief, or we may not be able to prove it in a litigation. In this regard, patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted only with evidence that is "clear and convincing," a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, and/or pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may also choose to challenge the patentability of claims in a third-party's U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge the grant of a third-party's patent in opposition proceedings in the EPO or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office, then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Additionally, the Unitary Patent/Unified Patent Court system in Europe became fully operational in June 2023.

- The new court may be associated with greater degrees of uncertainty in litigation, with respect to both planning and outcome.

- The opt-out selection afforded during the transition may have a direct impact on future litigation and may result in loss of certain flexibility with regard to choice of forum and other litigation strategy considerations.

We may incur substantial costs as a result of litigation or other proceedings relating to our patents or the patents of our licensors, and we may be unable to protect our rights to our products and technology.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims against a third party(ies), which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. There is also the risk that, even if the validity of our patents or the patents of our licensors is upheld, the court will refuse to stop the third-party on the ground that such third-party's activities do not infringe our owned or in-licensed patents. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In some situations, we or our licensor, may not be able to detect infringement against our owned or in-licensed patents, as the case may be, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third-party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third-party. If we, or our licensors, later sue such third-party for patent infringement, the third-party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against such third-party.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing partners initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include inter parties review, ex parte re-examination, post-grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). For example, EP3368069, EP2981822 and EP3365368 are currently subject to opposition proceedings. Such proceedings are expensive and could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection

could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, because patent applications in PCT member jurisdictions are typically not published until 18 months after the earliest filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products, compositions, methods of use, or technology similar to ours. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the U.S. If we or one of our licensors is a party to an interference proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management's time and expend other resources, even if we are successful.

For applications filed under pre-AIA, interference proceedings declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the U.S. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Indeed, Russia issued a decree in March of 2022, stating that patent owners who reside in a country "unfriendly" to Russia are not entitled to compensation in the event of patent infringement. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products and/or methods of medical treatment, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

As another example, in Europe, a new unitary patent system became effective in June 2023, which may significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is little precedent for the court, increasing the uncertainty of any litigation. Subject to current transitional provisions, European patents have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC are potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

Patent terms may result in inadequate protection for our product candidates, and we may be unable to obtain patent term extensions and data exclusivity for our product candidates, resulting in material harm to our business.

Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions such as patent term adjustments and/or extensions, may be available, but the life of a patent, and the protection it affords, is limited.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, also known as the Hatch Waxman Amendments. The Hatch Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. The patent term restoration period is generally one-half of the time between the effective date of the IND or the date of patent grant (whichever is later) and the date of submission of the BLA, plus the time between the date of submission of the BLA and the date of FDA approval of the product. The patent holder must apply for restoration within 60 days of approval. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.

Given the amount of time required for the development, testing and regulatory review of new product candidates, the patents protecting our product candidates might expire before or shortly after such candidates are commercialized. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, which could materially harm our business, financial condition, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third-party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

Third parties may assert that our employees or consultants have wrongfully used, disclosed, or misappropriated their confidential information or trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a biopharmaceutical company formed in 2012 and our operations to date have been focused on research and development of monoclonal antibodies that selectively inhibit activation of growth factors for therapeutic effect. We have not yet demonstrated the ability to progress any of our product candidates through clinical trials, we have no products approved for commercial sale and we have not generated any revenue from product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. For the fiscal year ended December 31, 2025 and 2024, we reported a net loss of $377.9 million and $246.3 million, respectively. We have incurred losses since our inception, and as of December 31, 2025, we had an accumulated deficit of $1.3 billion. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, apitegromab, SRK-181, SRK-439, and any future product candidates and prepare for the commercialization of apitegromab, if approved.

To become and remain profitable, we or any current or potential future collaborators must develop and eventually commercialize products with significant market potential and favorable pricing. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, receiving marketing approval for product candidates, manufacturing, marketing and selling products for which we may receive marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We will require additional capital to fund our operations and if we fail to obtain necessary capital, we will not be able to complete the development and commercialization of apitegromab, SRK-181, SRK-439 and any future product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development, including clinical trials for apitegromab and preclinical studies and clinical trials for SRK-439 and any future product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval. As of December 31, 2025, we had approximately $367.6 million in cash, cash equivalents and marketable securities. Based on our current operating model, we believe that our existing cash, cash equivalents and marketable securities as of December 31, 2025, along with cash available to us, will be sufficient to fund our operating expenses and capital expenditure requirements into 2027. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of any of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Additionally, any program setbacks or delays due to changes in federal or state laws or clinical site or clinical vendor policies as a result of the impacts of current macroeconomic and geopolitical events, increasing rates of inflation, tariff policies and rising interest rates could impact our programs and increase our expenditures. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

- the initiation, progress, timing, completion, costs and results of clinical trials for our current and any future product candidates;

- the clinical development plans we establish for our product candidates;

- the number and characteristics of product candidates that we identify and develop;

- the terms of any collaboration, strategic alliance, or licensing agreements we are currently party to or may choose to enter into in the future;

- the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, and other comparable foreign regulatory authorities;

- the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

- the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

- the effect of competing technological and market developments;

- the cost and timing of developing research cell lines and development and completion of commercial scale outsourced manufacturing activities;

- the impact of any business interruptions to our operations, including the timing and enrollment of patients in our planned clinical trials, or to those of our manufacturers, suppliers, or other vendors resulting from pandemics or similar public health crises or macroeconomic conditions; and

- the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. In addition, any debt financing may subject us to fixed payment obligations and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for apitegromab, SRK-181, SRK-439 or any future product candidate at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of apitegromab, SRK-181, SRK-439 or one or more of our future product candidates or other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. For example, the One Big Beautiful Bill Act ("OBBBA") was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the Internal Revenue Code of 1986, as amended (the "Code"), in taxable years beginning after December 31, 2021, expenses that are incurred for research and development outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that

for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer's election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders' tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

As of December 31, 2025, we had net operating loss carryforwards for U.S. federal and state income tax purposes of $921.9 million and $861.4 million, respectively, which begin to expire in 2032, except for our post 2017 U.S. federal net operating loss carryforwards of $871.4 million and $3.2 million of state net operating losses which do not expire. As of December 31, 2025, we also had available tax credit carryforwards for U.S. federal and state income tax purposes of $74.1 million and $10.4 million, respectively, which begin to expire in 2034 and 2032, respectively. Additionally, for taxable years beginning after December 31, 2017 the deductibility of the indefinite lived federal and state net operating losses is limited to 80% of our taxable income in any future taxable year. Under Section 382 of the Code, changes in our ownership may limit the amount of our net operating loss carryforwards and tax credit carryforwards that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards and tax credit carryforwards before they expire. Private placements and other transactions that have occurred since our inception, as well as our IPO, may trigger such an ownership change pursuant to Section 382 of the Code. Any such limitation, whether as the result of our IPO, prior private placements, sales of our common stock by our existing stockholders or additional sales of our common stock by us, could have a material adverse effect on our results of operations in future years.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Since then, additional financial institutions have experienced similar failures and have been placed into receivership.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S.

Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- delayed or lost access to, or reductions in borrowings available under our existing debt facility; or

- potential or actual breach of contractual obligations that require the Company to maintain certain financial accounts at specific financial institutions.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier bankruptcy or insolvency, or any breach or default by a supplier, or the loss of any significant supplier relationships, could result in material losses to us and may have a material adverse impact on our business.

Our current investment policy focuses on preservation of capital. However, we could recognize losses on securities held in our investment portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of December 31, 2025, the fair value of our cash, cash equivalents and investments in our marketable debt securities portfolio was approximately $367.6 million and consisted primarily of investments in money market funds and U.S. treasury obligations and government agency securities. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

As of December 31, 2025, we had $0 in net unrealized losses in our marketable securities available-for-sale portfolio, and unrealized losses in our securities portfolio may increase in the future due to the aforementioned economic factors. While our goal is to hold each security until maturity, that may not be possible in light of our policy to preserve capital and liquidity and because investment in securities with unrealized losses has a diminished utility as a source of liquidity prior to maturity. Selling securities with an unrealized loss would result in the realization of such losses, which could have an adverse effect on our financial condition and results of operations.

The terms of our loan agreements place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

On February 27, 2026, we terminated our previous Amended and Restated Loan and Security Agreement, dated as of February 10, 2025 with Oxford Finance LLC ("Oxford" and such agreement, as amended, the "Existing Loan Agreement") and entered into a Financing Agreement (the "Financing Agreement") with certain funds managed by Blue Owl Capital Corporation ("Blue Owl"). Concurrently with the entry into the Financing Agreement, we also entered into a Pledge and Security Agreement (the "Security Agreement", together with the Financing Agreement, the "2026 Loan Agreement") with Blue Owl.

The 2026 Loan Agreement currently provides us with up to $350.0 million of borrowing capacity. Our overall leverage and certain obligations and affirmative and negative covenants contained in the related documentation could adversely affect our financial health and business and future operations by limiting our ability to, among other things, satisfy our obligations under the 2026 Loan Agreement, refinance our debt on terms acceptable to us or at all, plan for and adjust to changing business, industry and market conditions, use our available cash flow to fund future acquisitions and make dividend payments, and obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

If we default under the 2026 Loan Agreement, Blue Owl may accelerate all of our repayment obligations and exercise all of their rights and remedies under the 2026 Loan Agreement and applicable law, potentially requiring us to renegotiate our agreement on terms less favorable to us. Further, if we are liquidated, the lenders' right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Blue Owl could declare a default upon the occurrence of customary events of default, including payment defaults, breaches of certain affirmative or negative covenants, material contract terminations, and withdrawal events, subject in certain cases to grace periods, cure mechanics, exceptions and thresholds, thereby requiring us to repay the loan immediately. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. Additionally, if we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Risks Related to Our Common Stock

The price of our stock is volatile, and you could lose all or part of your investment.

Similar to the trading prices of the common stock of other biopharmaceutical companies, the trading price of our common stock is subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, these factors include:

- announcements of significant acquisitions, strategic collaborations or partnerships, joint ventures or capital commitments by us, our collaborators or our competitors;

- actual or anticipated variations in quarterly operating results or our cash position;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- changes in accounting practices; and

- significant lawsuits, including patent or stockholder litigation.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, our ability to pay cash dividends is currently restricted by the terms of our debt facility with Blue Owl, and future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.

The members of our board of directors, management, and their affiliates, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2025, our executive officers, directors and their affiliates beneficially hold, in the aggregate, approximately 8% of our outstanding voting stock. These stockholders, acting together, are able to significantly influence all matters requiring stockholder approval. For example, these stockholders are able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We no longer qualify as a smaller reporting company as of January 1, 2026, which will increase our costs and demands on management.

Based on the market value of our common stock held by our non-affiliates as of June 30, 2025, we are no longer a smaller reporting company as of January 1, 2026, and thus will be subject to additional disclosure and compliance requirements beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. Due to this upcoming transition, we expect to devote significant time and effort to implement and comply with the additional standards, rules and regulations that will apply to us upon losing our smaller reporting company status. Compliance with the additional requirements will also increase our legal, accounting and financial compliance costs.

As a smaller reporting company, we availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Upon losing our smaller reporting company status beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, we will no longer be able to rely on the scaled disclosure requirements and other accommodations available to smaller reporting companies. This may require us to provide additional disclosures in our periodic reports, including more detailed executive compensation disclosures and additional financial statement information. The transition from smaller reporting company status will require significant resources, including additional personnel, enhanced systems and processes, and increased professional fees for accounting, legal, and compliance services. We will need to implement more comprehensive internal controls and procedures to meet the heightened requirements applicable to larger public companies. Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to non-smaller reporting companies, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations and financial condition, and could cause a decline in the trading price of our common stock.

We expect to continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations have significantly increased our legal and financial compliance costs and we anticipate that these activities will become more time-consuming and costly over time now that we no longer qualify as an emerging growth company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the date we report at least $100 million in annual revenues and have a public float of at least $75 million for the most recent fiscal year or have a public float of at least $700 million for the most recent fiscal year. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction to the trading price of our common stock in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause

investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We are required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, if we were to ever regain status as a "smaller reporting company", our independent registered public accounting firm would not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We will qualify as a "smaller reporting company" if the market value of our common stock held by non-affiliates is below $250 million (or $700 million if our annual revenue is less than $100 million) as of June 30 in any given year. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

We have broad discretion in the use of our existing cash, cash equivalents and marketable securities and may not use them effectively.

Our management has broad discretion in the application of our existing cash, cash equivalents and marketable securities. Because of the number and variability of factors that will determine our use of our existing cash and cash equivalents, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash and cash equivalents in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our amended and restated certificate of incorporation; and

- the authority of the board of directors to issue convertible preferred stock on terms determined by the board of directors without stockholder approval and which convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then current board of directors and

could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our amended and restated bylaws contain certain exclusive forum provisions requiring that substantially all disputes between us and our stockholders be resolved in certain judicial forums, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws, any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, our amended and restated bylaws contain a provision by virtue of which, unless we consent in writing to the selection of an alternative forum, the U.S. District Court for the District of Massachusetts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions, however, stockholders cannot and will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder. We have chosen the U.S. District Court for the District of Massachusetts as the exclusive forum for such causes of action because our principal executive offices are located in Cambridge, Massachusetts. Some companies that have adopted similar federal district court forum selection provisions have had such provisions challenged in legal proceedings by stockholders. While the Delaware Supreme Court ruled in March 2020 in *Salzburg et al. v. Sciabacucchi* that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection provision, and we may incur additional costs of litigation should such enforceability be challenged. If the federal forum selection provision is otherwise found inapplicable to, or unenforceable in respect of, one or more of the specified actions or proceedings, we may incur additional costs, which could have an adverse effect on our business, financial condition or results of operations. We recognize that the federal district court forum selection clause may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the stockholders do not reside in or near the Commonwealth of Massachusetts. Additionally, the choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be

inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We have issued a substantial number of warrants and equity awards from our equity plans which are exercisable into shares of our common stock which could result in substantial dilution to the ownership interests of our existing stockholders.

As of December 31, 2025, approximately 250,000 shares of our common stock were reserved for issuance upon exercise of outstanding common stock purchase warrants. As of December 31, 2025, approximately 17,362,147 shares of our common stock were reserved for issuance upon exercise of pre-funded warrants, which are already included in our calculation of our weighted average common shares outstanding. Additionally, 12,229,399 shares of our common stock were reserved for issuance upon exercise of outstanding stock options, vested restricted stock units and vested performance stock units. The exercise of these securities will result in a significant increase in the number of outstanding shares and substantially dilute the ownership interests of our existing stockholders. The shares underlying the equity awards from our equity plans are registered on a Form S-8 registration statement. As a result, upon vesting these shares can be freely exercised and sold in the public market upon issuance, subject to volume limitations applicable to affiliates. The exercise of options and the subsequent sale of the underlying common stock could cause a decline in our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

The sales of a substantial number of the shares and/or the exercise and sale of a substantial number of the pre-funded warrants and common stock purchase warrants in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. In addition, the sale of substantial amounts of our common stock could adversely impact the price of our common stock. The sale, or the availability for sale, of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

The sale or issuance of our common stock to, or through, Jefferies may cause significant dilution and the sale of the shares of common stock acquired by Jefferies, or the perception that such sales may occur, could cause the price of our common stock to fall.

On November 14, 2022, we entered into a sales agreement with Jefferies LLC ("Jefferies"), pursuant to which we may offer and sell our common stock, subject to certain limitations in the sales agreement and compliance with applicable law, at any time throughout the term of the sales agreement. The number of shares that are sold by Jefferies after delivering a placement notice will fluctuate based on the market price of the common stock during the sales period and limits we set with Jefferies. Because the price per share of each share sold will fluctuate based on the market price of our common stock during the sales period, it is not possible at this stage to predict the number of shares that will be ultimately issued. Sales to, or through, Jefferies by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

From January 1, 2025 through December 31, 2025, we sold 2,767,000 shares of our common stock resulting in net proceeds to us of $91.7 million pursuant to the Jefferies sales agreement.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyber Risk Management and Strategy

We have processes for assessing, identifying and managing cybersecurity risks, which are informed by industry standards and built into our overall enterprise risk management function and are designed to help protect our information assets and operations from internal and external cyber threats, and to protect employee, collaborator and patient information from unauthorized access or attack.

We maintain a team of internal and external information technology specialists who are responsible for the design, implementation, and operation of our information technology ecosystem and cybersecurity governance processes. We engage with certain external parties, including consultants, computer security firms and risk management advisors, peer companies, and industry groups in an effort to enhance our cybersecurity oversight and risk management strategy. We also use security technologies, including third-party solutions and monitoring tools that are designed to identify and mitigate cybersecurity risks. Further, we regularly engage third parties to conduct penetration testing, security assessments and tabletop exercises. We also engage a virtual chief information security officer ("vCISO") to support and advise on our cybersecurity program. We have a process to consider the internal risk oversight programs of critical third-party service providers, including through security questionnaires and contractual requirements, as appropriate. In addition, in an effort to deter and detect cyber threats, we have implemented an annual training program to provide employees with data protection, cybersecurity and incident response and prevention training.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, like other companies in our industry, we and our third-party vendors have from time to time experienced threats and security incidents. For more information, please see the section entitled "Risk Factors."

Governance Related to Cybersecurity Risks

The Audit Committee of our Board of Directors provides direct oversight over cybersecurity risk and provides updates to the Board of Directors regarding such oversight. The Audit Committee receives periodic updates from management, including from our Vice President, Information Technology (the "VP of IT"), regarding cybersecurity matters, such as relevant cybersecurity risk assessments, as applicable. We have established a process for the Audit Committee to be notified in the event of significant cybersecurity threats or incidents.

The VP of IT leads the operational oversight of company-wide cybersecurity strategy, policies, processes, and support staff. Additionally, the VP of IT works across all relevant departments to assess and help prepare us and our employees to address cybersecurity risks. The VP of IT reports and provides regular updates to the Chief Operations Officer and Chief Financial Officer on the cybersecurity program as well as periodic updates to executive management, as needed. Our VP of IT has worked in the information technology field for over 20 years at biotechnology companies including publicly-traded organizations.

Item 2. Properties

Our corporate headquarters and operations are located in Cambridge, Massachusetts.

In November 2019, we entered into a lease of laboratory and office space at 301 Binney Street in Cambridge, Massachusetts to be used as our new corporate headquarters. The expiration date was originally in August 2025 and included an option to extend the term by two years. In May 2024, we entered into the First Amendment to the Lease to extend the term for approximately two years, commencing on August 19, 2025 with an option to extend the term by five years.

We believe that our existing facility is adequate to meet our current needs, and that suitable additional space will be available as and when needed.

Item 3. Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this Annual Report, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SRRK". Trading of our common stock commenced on May 24, 2018, following the completion of our IPO. Prior to that time, there was no established public trading market for our common stock.

Stockholders

As of February 26, 2026, there were approximately four stockholders of record of our common stock. This number does not include beneficial owners whose shares are held in street name.

Dividends

We have never declared or paid any dividends to our stockholders since our inception and we do not plan to declare or pay cash dividends in the foreseeable future. We currently anticipate that we will retain all available funds and any future earnings for the operation and expansion of our business. Furthermore, our ability to pay cash dividends is currently restricted by the terms of our debt facility with Blue Owl. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Equity Compensation Plans

The information required under this item is incorporated herein by reference to Item 12 of Part III of this Annual Report, such information to be provided in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Unregistered Sales of Securities

Not applicable.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, the "Exchange Act" and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to statements regarding our future expectations, plans and prospects, including without limitation, our expectations regarding the potential of the TGFβ program, the potential of apitegromab as a therapy in SMA and the timeline for and progress in developing apitegromab, the potential of SRK-181 as a cancer immunotherapy and the timeline for and progress in developing SRK-181, the potential for our anti-myostatin program as a therapy in cardiometabolic disorders, and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" elsewhere in this Annual Report on Form 10-K in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. As a result of many factors, including those factors set forth under the heading "Risk Factors" elsewhere in this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a global biopharmaceutical company dedicated to improving the lives of children and adults with SMA and additional rare, severe and debilitating neuromuscular diseases. As a leader in the biology of TGFβ superfamily, our novel understanding of the molecular mechanisms of growth factor activation enabled the development of a proprietary platform for the discovery and development of monoclonal antibodies that locally and selectively target the precursor, or latent, forms of growth factors. Based on our innovative, proprietary, and scalable technology platform, we are building a world-leading anti-myostatin pipeline.

Our lead pipeline product candidates include apitegromab, a subcutaneous formulation of apitegromab, and SRK-439.

Apitegromab is a novel, investigational, fully human monoclonal antibody that inhibits myostatin activation by selectively binding the pro- and latent forms of myostatin in skeletal muscle. Myostatin is a catabolic agent that functions as a negative regulator of muscle mass, therefore inhibition of myostatin results in increased muscle mass and strength. Apitegromab is in development for the treatment of people with SMA and for the treatment of people with FSHD.

In October 2024, we announced positive top-line results in SAPPHIRE, a pivotal Phase 3 clinical trial to evaluate the efficacy and safety of apitegromab in patients with non-ambulatory Type 2 and Type 3 SMA (which is estimated to represent the majority of the current prevalent SMA patient population in the U.S. and Europe). The study achieved its primary endpoint. At the March 2025 Muscular Dystrophy Association Clinical & Scientific Conference, we presented additional data from secondary endpoint analyses in which apitegromab demonstrated a clinically meaningful and consistent benefit in motor function across pre-specified patient subgroups. We submitted a BLA to the FDA in January 2025 and the BLA was granted priority review designation. Priority review designation conveys that the FDA has determined that if apitegromab is approved, it could offer significant improvement in the safety or effectiveness of treatment of the serious condition of SMA. In September 2025, we received a CRL from the FDA related to observations identified during an FDA site inspection of a third-party fill-finish facility. The facility was issued a Form 483 by the FDA in July 2025 and the inspection classification of this facility is OAI. The observations were related to the facility and were not specific to apitegromab. The CRL did not cite any other approvability concerns, including apitegromab's efficacy and safety data or the third-party drug substance manufacturer. In November 2025, we completed an in-person

Type A meeting with the FDA that included participation of representatives from the third-party fill-finish facility. Also in November 2025, the third-party fill-finish facility received a warning letter from the FDA and continues to work with the FDA to resolve the outstanding issues cited in the warning letter. We plan to resubmit the apitegromab BLA at such time after the facility resolves the cGMP deficiencies identified in the CRL, however, there can be no guarantee of the timing of the facility's resolution of those deficiencies or that the FDA will approve apitegromab upon our resubmission of the BLA. In March 2025 we submitted to the EMA and received validation of our MAA for apitegromab for the treatment of SMA. Validation confirms that the application includes the essential regulatory elements required for scientific assessment of the MAA and the scientific evaluation process by the EMA's Committee for Medicinal Products for Human Use can begin. If apitegromab is approved by the FDA or EMA, we expect to initiate a commercial product launch in the applicable jurisdictions upon approval.

A Phase 2 study evaluating apitegromab in patients with FSHD is expected to initiate in mid-2026. We see potential for apitegromab broadly in additional rare, severe, and debilitating neuromuscular diseases where muscle atrophy is a key component of disease pathogenesis, and we are actively exploring indications beyond SMA and FSHD.

In addition to the current IV formulation, we are developing a SC formulation of apitegromab. A Phase 1 study in healthy volunteers has been completed, demonstrating that SC apitegromab has favorable bioavailability and a comparable pharmacodynamic profile relative to IV apitegromab. Further development activities are ongoing, including planned FDA and EMA regulatory engagements.

Our clinical-stage pipeline also includes SRK-439, a novel, investigational, subcutaneously administered fully human anti-pro/latent myostatin antibody that has high inhibitory potency while maintaining selectivity towards myostatin. SRK-439 is being developed for the treatment of patients with rare, severe, and debilitating neuromuscular diseases. A Phase 1 study of SRK-439 in healthy volunteers is currently underway, with topline data anticipated in the second half of 2026.

Beyond our clinical-stage product candidates, our early-stage pipeline includes additional programs for the treatment of patients with rare, severe, and debilitating neuromuscular diseases.

As we focus our strategy on rare neuromuscular diseases, we are currently seeking partnerships for our additional programs. These programs include: SRK-181, a Phase 2-ready investigational inhibitor of latent TGFβ1 in development for the treatment of patients with solid tumors that are resistant to anti-PD-(L)1 antibody therapies; SRK-373, an investigational, highly selective inhibitor of the latent TGFβ1 isoform with selective activity in the fibrotic extracellular matrix, in preclinical development for the treatment of fibrotic diseases; and SRK-256, an investigational inhibitor of RGMc, or hemojuvelin, in preclinical development for the treatment of iron-restricted anemias. We are also seeking partners to further evaluate the potential for myostatin inhibition in combination with GLP-1 weight loss approaches following our positive Phase 2 EMBRAZE study, demonstrating proof-of-concept in the ability of apitegromab to drive statistically significant preservation of lean mass during tirzepatide-induced weight loss.

Using our innovative approach and proprietary platform, we are creating a pipeline of novel product candidates that selectively modulate growth factor activation implicated in rare, severe, and devastating neuromuscular diseases.

We have incurred significant operating losses since inception. Our net losses were $377.9 million for the year ended December 31, 2025. As of December 31, 2025, we had an accumulated deficit of $1.3 billion. We expect to continue to incur significant expenses and operating losses for the foreseeable future in performing our ongoing activities, as we:

- develop our commercialization capabilities to support product sales, marketing and distribution activities;
- continue development activities for apitegromab in SMA, the conduct of ONYX, the conduct of our Phase 2 OPAL study for SMA patients under two years of age and the associated drug supply;
- explore and continue development activities for apitegromab in other neuromuscular disorders, including our planned Phase 2 FORGE clinical trial for apitegromab in FSHD;
- continue research and development activities for our anti-myostatin program, including our Phase 1 clinical trial for SRK-439;

- continue to discover, validate and develop additional product candidates through the use of our proprietary platform;
- maintain, expand and protect our intellectual property portfolio;
- hire additional research, development, commercial and other business personnel; and
- continue to build the global infrastructure to support our operations as a global public company.

To date, we have not generated any revenue from product sales. If we successfully obtain regulatory approval for apitegromab we may generate revenue in the future from product sales. In addition, if we obtain regulatory approval for apitegromab we have and expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities.

Financial Operations Overview

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for our research and development activities, including our product candidate discovery efforts, preclinical studies, manufacturing, and clinical trials under our research programs, which include:

- employee-related expenses, including salaries, benefits and equity-based compensation expense for our research and development personnel;
- expenses incurred under agreements with third parties that conduct research and development and preclinical activities on our behalf;
- expenses incurred under agreements related to our clinical trials, including the costs for investigative sites and contract research organizations ("CROs"), that conduct our clinical trials;
- manufacturing process-development, manufacturing of clinical supplies, commercial drug supply prior to FDA approval and technology-transfer expenses;
- consulting and professional fees related to research and development activities;
- costs of purchasing laboratory supplies and non-capital equipment used in our internal research and development activities;
- costs related to compliance with clinical regulatory requirements; and
- facility costs and other allocated expenses, which include expenses for rent and maintenance of facilities, insurance, depreciation and other supplies.

Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks. Nonrefundable advance payments for research and development goods and services to be received in the future from third parties are deferred and capitalized. The capitalized amounts are expensed as the related services are performed.

A significant portion of our research and development costs have been external costs, which we track on a program-by-program basis after a clinical product candidate has been identified. However, we do not allocate our internal research and development expenses, consisting primarily of employee-related costs, depreciation and other indirect costs, on a program-by-program basis as they are deployed across multiple projects.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, as well as the associated clinical trial material requirements. We expect research and development costs for our product candidates to continue to be substantial for the

foreseeable future as the development programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

The successful development of apitegromab, SRK-181, SRK-439, SRK-373, SRK-256 and any future product candidates is uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of apitegromab, SRK-181, SRK-439, SRK-373, SRK-256 and any future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our product candidates, if approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

- the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;
- establishing an appropriate safety profile;
- successful enrollment in and completion of clinical trials;
- whether our product candidates show safety and efficacy in our clinical trials;
- receipt of marketing approvals from applicable regulatory authorities, if any;
- establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
- obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;
- significant and changing government regulation;
- commercializing the product candidates, if and when approved, whether alone or in collaboration with others; and
- continued acceptable safety profile of the products following any regulatory approval.

Any of these variables, or other factors, with respect to the development of apitegromab, SRK-181, SRK-439, SRK-373, SRK-256 or any of our future product candidates could significantly change the costs and timing associated with the development of that product candidate.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and equity-based compensation expenses for personnel in executive, finance, business development, investor relations, legal, information technology, human resources and commercial functions. Other significant general and administrative expenses include facility costs not otherwise included in research and development expenses, legal fees relating to patent and corporate matters and fees for accounting, consulting services, professional services and corporate expenses. We expect general and administrative expense to continue to be substantial as we continue to invest in building the infrastructure to support the commercialization of apitegromab.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned on our cash, cash equivalents and marketable securities, partially offset by interest expense incurred on our debt facility, including amortization of debt discount and debt issuance costs.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

| | Year Ended December 31, | | Change | |
	2025	2024	$	%
Operating expenses:				
Research and development	$ 208,440	$ 184,550	$ 23,890	12.9 %
General and administrative	176,205	67,504	108,701	161.0 %
Total operating expenses	384,645	252,054	132,591	52.6 %
Loss from operations	(384,645)	(252,054)	(132,591)	52.6 %
Other income (expense), net	6,706	5,760	946	16.4 %
Net loss	$ (377,939)	$ (246,294)	$ (131,645)	53.5 %

Operating Expenses

Research and Development

Research and development expense was $208.4 million for the year ended December 31, 2025 compared to $184.6 million for the year ended December 31, 2024, an increase of $23.8 million, or 12.9%. The following table summarizes our research and development expense for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

| | Year Ended December 31, | | Change | |
	2025	2024	$	%
External costs by program:				
Apitegromab	$ 89,802	$ 78,290	$ 11,512	14.7 %
SRK-181	2,408	9,957	(7,549)	(75.8)%
SRK-439	8,969	11,638	(2,669)	(22.9)%
Other early programs and unallocated costs	6,677	3,047	3,630	119.1 %
Total external costs	107,856	102,932	4,924	4.8 %
Internal costs:				
Employee compensation and benefits	81,196	64,354	16,842	26.2 %
Facility and other	19,388	17,264	2,124	12.3 %
Total internal costs	100,584	81,618	18,966	23.2 %
Total research and development expense	$ 208,440	$ 184,550	$ 23,890	12.9 %

The increase in research and development expense was primarily attributable to the following:

- An increase in our external research and development costs of $4.9 million, which primarily consisted of:
  - $11.5 million increase in costs associated with apitegromab primarily due to an increase in drug supply manufacturing and the initiation of our Phase 2 OPAL trial in SMA patients under two years of age, partially offset by decreases in clinical trial costs as our Phase 2 TOPAZ trial extension period, our Phase 3 SAPPHIRE clinical trial and our proof-of-concept Phase 2 EMBRAZE trial are completed;
  - $7.5 million decrease in costs associated with SRK-181, as our Phase 1 DRAGON trial is completed;
  - $2.7 million decrease in preclinical costs and manufacturing development for SRK-439; and
  - $3.6 million increase in other early development candidates and unallocated costs as we continue to invest in our pipeline.
- $19.0 million increase in internal research and development costs, which was primarily driven by an increase in employee related costs of $8.3 million, including salaries, bonus, benefits and payroll taxes related to increased

headcount, an increase of $3.9 million in severance and other costs associated with our leadership change and an increase of $4.7 million in non-cash equity-based compensation expense related to increased headcount, including charges of $1.0 million related to the modification of certain equity awards.

Total research and development expenses are expected to continue to be substantial, driven by employee compensation costs and development costs associated with our manufacture of drug supply, as well as development of our clinical stage programs as we continue development activities for apitegromab in SMA, the conduct of ONYX, the conduct of our Phase 2 OPAL trial in SMA patients under the age of two, the conduct of our planned Phase 2 FORGE trial in FSHD patients, as well as costs associated with supporting our anti-myostatin program, including SRK-439. Additionally, we will continue to invest in our pipeline. We expect costs of our SRK-181 program to decrease, as we completed the Phase 1 DRAGON clinical trial in June 2025.

General and Administrative

General and administrative expense was $176.2 million and $67.5 million for the years ended December 31, 2025 and 2024, respectively, an increase of $108.7 million or 161.0%. The total increase was primarily driven by investments in infrastructure to support launch readiness for apitegromab, including an increase of approximately $32.3 million in employee-related costs including salaries, bonus, benefits and payroll taxes related to increased headcount, an increase of $6.0 million in severance and other costs associated with our leadership change, an increase of $21.7 million in non-cash equity-based compensation expense related to increased headcount, an increase in charges in non-cash equity-based compensation expense of $12.6 million related to the modification of certain equity awards and an increase of approximately $33.6 million in professional service fees. The increase in headcount is partially associated with the hiring of our commercial and field-facing teams. We expect general and administrative expense, excluding the $18.6 million in charges associated with the leadership change, to continue to be substantial as we continue to invest in building the infrastructure to support the commercialization of apitegromab.

Other Income (Expense), Net

The change in other income (expense), net was primarily attributable to an increase in interest income earned due to higher average balances in our cash, cash equivalents and marketable securities.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any product revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of our convertible preferred stock and units in private placements before our IPO, and issuance of our common stock through our IPO in 2018, to Gilead in an exempt private placement, through multiple secondary public offerings and through "at-the-market offerings" ("ATM") sales, as well as payments from our research collaborations and the Loan and Security Agreement entered into in October 2020 and subsequently amended (see Note 14).

The following table provides information regarding our total cash, cash equivalents and marketable securities at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 323,527	$ 177,878
Marketable securities	44,036	259,400
Total cash, cash equivalents and marketable securities	$ 367,563	$ 437,278

During the year ended December 31, 2025, our cash, cash equivalents and marketable securities balance decreased by $69.7 million. The change was primarily due to cash used to operate our business, including payments related to, among other things, research and development and general and administrative expenses as we continued to invest in our product

candidates and supported our internal research and development efforts and made interest payments on our debt, partially offset by proceeds from our debt facility, sales under our ATM program and the exercises of stock options and common warrants.

Our current ATM program with Jefferies, established in November 2022, allows for the sale of shares of our common stock from time to time in "at-the-market offerings" through Jefferies as the Company's sales agent. As of December 31, 2025, we sold 3,386,290 shares of our common stock, generating net proceeds of $96.9 million, under the ATM program. Of this amount, we sold 2,767,000 shares of our common stock under the ATM program during the year ended December 31, 2025, generating net proceeds of $91.7 million.

In February 2025, we entered into the Existing Loan Agreement with Oxford for up to $200 million, of which $25.0 million from Tranche 1 was received in October 2020, $25.0 million from Tranche 2 was received in December 2021 and $50.0 million from Tranche 3 was received in September 2025, bringing the total outstanding balance under the Term Loans to $100.0 million (see Note 14).

In February 2026, we entered into the 2026 Loan Agreement with Blue Owl for up to $350.0 million, of which $100.0 million of the initial term loan (the "Initial Term Loan") was received in February 2026. We used the proceeds of the Initial Term Loan upon the closing under the 2026 Loan Agreement to repay all outstanding obligations, totaling $103.7 million, under the Existing Loan Agreement with Oxford and upon such repayment, terminated the Existing Loan Agreement. The amount repaid by the Company included $100.0 million of outstanding indebtedness plus accrued and unpaid interest as of February 27, 2026 (the "Closing Date") and fees. As a result of the termination, all credit commitments under the Existing Loan Agreement were terminated and all security interests and guarantees executed in connection with the Existing Loan Agreement were released.

An initial delayed draw term loan commitment in an aggregate principal amount not to exceed $100.0 million will be available after the Closing Date until the earliest of the full usage thereof, termination thereof and March 31, 2026 (the "DDTL-1 Commitments", and any term loans made with respect thereto, the "DDTL-1 Term Loans"), which we may borrow at our sole option upon satisfying certain customary conditions, including satisfaction of the minimum cash covenant.

During the year ended December 31, 2025, none of the Company's pre-funded warrants were exercised. As of December 31, 2025, the Company had 17,362,147 pre-funded warrants outstanding.

During the year ended December 31, 2025, 8,678,664 of the Company's common warrants were exercised, generating net proceeds of $63.8 million. In October 2025, the Company issued 250,000 common warrants in exchange for non-employee services. As of December 31, 2025, the Company had 250,000 common warrants outstanding.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | |
	2025	2024
Net cash used in operating activities	$ (300,035)	$ (200,949)
Net cash provided by (used in) investing activities	218,687	(76,056)
Net cash provided by financing activities	228,399	353,028
Net increase in cash, cash equivalents and restricted cash	$ 147,051	$ 76,023

Net Cash Used in Operating Activities

Net cash used in operating activities was $300.0 million for the year ended December 31, 2025, and consisted of our net loss of $377.9 million and changes in our assets and liabilities of $1.1 million, partially offset by non-cash adjustments of $79.0 million. The non-cash adjustments are primarily from equity-based compensation.

Net cash used in operating activities was $200.9 million for the year ended December 31, 2024, and consisted of our net loss of $246.3 million, changes in our assets and liabilities of $6.6 million, partially offset by non-cash adjustments of $38.8 million. The non-cash adjustments are primarily from equity-based compensation.

Net Cash (Used in) Provided by Investing Activities

Net cash provided by investing activities was $218.7 million for the year ended December 31, 2025, compared to net cash provided by investing activities of $76.1 million for the year ended December 31, 2024. Net cash provided by investing activities for both periods was primarily associated with transactions involving our marketable securities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $228.4 million for the year ended December 31, 2025, compared to $353.0 million for the year ended December 31, 2024. Net cash provided by financing activities for the year ended December 31, 2025 was primarily attributable to $91.7 million in net proceeds from the sale of common shares under our ATM program, $50.0 million in proceeds from our debt facility, $63.8 million from the exercise of common warrants and $23.8 million from the exercise of stock options, partially offset by the net impact of our debt refinancing. Net cash provided by financing activities for the year ended December 31, 2024 was primarily attributable to net proceeds from an equity offering completed in October 2024, in addition to stock option and warrant exercises.

Funding Requirements

We expect our expenses to be substantial as we continue the research and development of apitegromab in SMA. In addition, we are seeking marketing approval for apitegromab, and we expect to incur significant commercialization expenses related to product sales, marketing, global manufacturing and distribution. We expect to continue to incur apitegromab development costs as we invest in trials to support other SMA patient populations, such as our Phase 2 OPAL clinical trial, and multiple other diseases beyond SMA where selective inhibition of myostatin activation may offer therapeutic benefit, such as our planned Phase 2 FORGE trial. We expect to incur costs to support our anti-myostatin program, including the close out activities for our Phase 2 EMBRAZE proof-of-concept trial of apitegromab and our Phase 1 trial for SRK-439. Additionally, we will support the development of our pipeline and any other preclinical programs. Furthermore, we expect to continue to incur costs associated with operating as a public company.

Based on our current operating model, we expect that our existing cash, cash equivalents, marketable securities and cash available (see Note 18) to us will enable us to fund our operating expenses and capital expenditure requirements into 2027. However, we will require additional capital in order to complete clinical development and commercialization for each of our current programs. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

- the costs and timing of developing our product candidates and future product candidates, including costs associated with apitegromab in ONYX, our long-term extension study in SMA for patients from both the TOPAZ and SAPPHIRE studies, our Phase 2 OPAL trial in SMA patients under the age of two, our planned Phase 2 FORGE trial in FSHD patients, our Phase 1 trial of SRK-439 in healthy volunteers and the costs and timing of conducting future preclinical studies and clinical trials for SRK-373, SRK-256 or any other product candidates;

- the costs of future manufacturing of apitegromab, SRK-181, SRK-439, SRK-373, SRK-256 and any other future product candidates;

- the scope, progress, results and costs of discovery, preclinical development, laboratory testing and clinical trials for other potential product candidates we may develop, if any;

- the costs of identifying and developing, or in-licensing or acquiring, additional product candidates and technologies;

- the costs, timing and outcome of regulatory review of our product candidates;

- our ability to establish and maintain collaborations on favorable terms, if at all;

- the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements, license agreements, or other agreements we might have at such time;

- the costs of seeking marketing approvals for apitegromab;

- the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution for apitegromab, if approved;

- the amount of revenue, if any, received from commercial sales of apitegromab, if approved;

- the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- our headcount growth and associated costs as we expand our global business operations and research and development activities;

- the costs of supporting our global infrastructure and facilities, including equipment and physical infrastructure to support our research and development;

- the costs of operating as a global public company; and

- the impact of adverse global economic conditions on our business, including increased costs associated with global tariff policies, which may exacerbate the magnitude of the factors discussed above.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, common stockholder ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect the rights of a common stockholder. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Market volatility or other factors could also adversely impact our ability to access capital as and when needed. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Estimates

This management's discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the

consolidated financial statements prospectively from the date of change in estimates. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this report, we believe that the following accounting estimates are those most critical to the judgments used in the preparation of our consolidated financial statements. They involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our finance condition or result of operations.

Research and Development Expenses and related Accruals/Prepaids

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and/or reviewing other third-party sources to identify the progress of services that has been performed on our behalf, as well as invoices received and contracted costs. This contributes to estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost.

The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced. In certain instances, we prepay for services to be provided in the future. These amounts are expensed as the services are performed.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

The accrued research and development expenses at the end of each year are generally paid during the following year and therefore the same estimates and assumptions do not continue to exist each year, although, as described above, the method and procedures to develop those estimates and assumptions are generally consistent.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than Recently Issued Accounting Pronouncements as disclosed in Note 2 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are no longer a smaller reporting company as defined by Rule 12b-2 of the Exchange Act. In accordance with SEC rules for this transition, we are not required to provide the information required under this item.

Item 8. Financial Statements and Supplementary Data

Our financial statements, together with the report of our independent registered public accounting firm, appear in this Annual Report beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Management's Evaluation of our Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial and accounting officer, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Our management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of such date. We continue to review and document our disclosure controls and procedures, including our internal controls and procedures for financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a–15(f) and 15d-15(d) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO criteria"). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025. This Annual Report on Form 10-K does not include an attestation report pursuant to the requirements of Section 404(b) of the Sarbanes-Oxley Act of as we qualify as a "smaller reporting company" and as such, are exempt from such auditor attestation requirement.

Changes in Internal Controls Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a)

On the Closing Date, the Company (a "Borrower"), Scholar Rock, Inc., Scholar Rock U.S. Operations, Inc., and Scholar Rock Foreign Holdings, Inc., each a wholly-owned subsidiary of the Company (each a "Guarantor" and collectively, the "Guarantors"), entered into a Financing Agreement with the lenders party thereto (each a "Lender" and collectively, the "Lenders"), and LSI Financing LLC, as the administrative agent for the Lenders (the "Administrative Agent").

Amount. The 2026 Loan Agreement provides for a term loan in an aggregate principal amount of up to $350.0 million subject to funding as follows: (a) on the Closing Date, the Initial Term Loan; (b) the DDTL-1 Commitments, which may be borrowed by the Company at its sole option upon satisfying certain customary conditions, including satisfaction of the minimum cash covenant (if applicable); and (c) an additional delayed draw term loan commitment in an aggregate principal amount not to exceed $150.0 million that will be available from the date of FDA approval for apitegromab in spinal muscular atrophy until the date that is the earliest of the full usage thereof, termination thereof and September 30, 2027 (the "DDTL-2 Commitments" and any term loans made with respect thereto, the "DDTL-2 Term Loans"), which may be borrowed by the Company at its sole option upon satisfying certain customary conditions, including satisfaction of the minimum cash covenant (if applicable). In addition, the Financing Agreement includes an uncommitted incremental term loan facility that requires the consent of the applicable Lenders in an aggregate principal amount not to exceed $200.0 million (the term loans thereunder, if any, the "Incremental Term Loans", together with the Initial Term Loan, the DDTL-1 Term Loans and the DDTL-2 Term Loans, collectively the "Term Loans"). As of the Closing Date, the Company has received $100.0 million as the Initial Term Loan. The Company intends to use the proceeds of the Term Loan for (x) repayment of all outstanding indebtedness under the Company's existing credit agreement with Oxford Finance LLC and (y) working capital purposes and general corporate purposes and transactions not prohibited under the Financing Agreement.

Interest Rate, Fees. The outstanding principal of the Term Loan interest at a rate per annum on the basis of a 360 day year equal to (a) in the case of Term Loans bearing interest based on the base rate defined in the Financing Agreement (the "Base Rate Loans"), the sum of (i) the base rate (and which base rate will not be less than 2.00%) plus (ii) 4.00% and (B) in the case of Term Loans bearing interest based on the three-month forward-looking term secured overnight financing rate as published by CME Group Benchmark Administration Limited (the "Term SOFR" and such loans "SOFR Loans"), the sum of (i) three-month Term SOFR (subject to 1.00% per annum floor), plus (ii) 5.00%. Accrued interest is payable quarterly, on any date of prepayment of the Term Loans and at maturity.

Guaranty. The obligations of the Company under the Financing Agreement are and will be guaranteed by the Guarantors and certain other direct and indirect subsidiaries of the Company from time to time, subject to certain exceptions.

Maturity. The maturity date of the Term Loan is the earlier of February 26, 2032 and the date the Term Loans shall otherwise become due and payable in full under the Financing Agreement.

Prepayment. The Company may, at its option, prepay at any time the Term Loans on any Business Day in whole or in part. In certain instances and during certain time periods, these prepayments, together with certain mandatory prepayments and payments of the Term Loans resulting from the exercise of remedies under the Financing Agreement, will be subject to customary prepayment fees.

Security. The Company, the Guarantors and the Administrative Agent entered into the Security Agreement in connection with the Financing Agreement. The Company's obligations are secured by a security interest, senior (subject to permitted liens) to any current and future debts and to any security interest (other than an asset-based credit facility with respect to customary asset-based priority collateral), in all of the Company's right, title, and interest in, to and under all of the Company's property and other assets, other than customary exclusions.

Covenants; Representations and Warranties; Other Provisions. The Financing Agreement contains customary representations, warranties and covenants. The Company and the Guarantors are also required to maintain a minimum unrestricted cash balance of at least 60% of the aggregate outstanding principal amount of the Term Loans, unless certain milestones are met and maintained.

Default Provisions. The Financing Agreement provides for events of default customary for term loans of this type, including but not limited to non-payment, breaches or defaults in the performance of covenants, insolvency, bankruptcy, material contract terminations and withdrawal events, subject in certain cases to grace periods, cure mechanics, exceptions and thresholds. After the occurrence and during the continuance of an event of default, the Administrative Agent has the option to accelerate payment of all or any portion of the obligations and terminate the Lenders' commitments under the Financing Agreement, and/or exercise all available rights and remedies on behalf of themselves and the Lenders.

The foregoing description of the Financing Agreement is not purported to be complete and is qualified in its entirety by reference to the Financing Agreement, which is filed as Exhibit 10.34 to this Annual Report on Form 10-K.

On February 27, 2026, the Company used the proceeds of the Initial Term Loan funded by the Lenders upon the closing under the Financing Agreement to repay all outstanding obligations, totaling $103.7 million, under the Existing Loan Agreement and upon such repayment, terminated the Existing Loan Agreement. The amount repaid by the Company included $100.0 million of outstanding indebtedness plus accrued and unpaid interest as of the Closing Date and fees. As a result of the termination, all credit commitments under the Existing Loan Agreement were terminated and all security interests and guarantees executed in connection with the Existing Loan Agreement were released.

(b)

Trading Plans

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1 (f)) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(c) of Regulation S-K of the Exchange Act.

Item 9C. Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Item 11. Executive Compensation

The information required under this item (excluding the information under the heading "Pay Versus Performance") is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2025.

Item 15. Exhibits, Financial Statements and Schedules

(a)(1) Financial Statements.

Our consolidated financial statements and notes thereto, together with the Reports of Independent Registered Public Accounting Firm are included in Item 8 of this Annual Report commencing on page F-1.

(a)(2) Financial Statement Schedules.

All financial schedules have been omitted because the required information is either presented in the consolidated financial statements or the notes thereto or is not applicable or required.

(a)(3) Exhibits.

The following exhibits are included in this Annual Report for the fiscal year ended December 31, 2025 (and are numbered in accordance with Item 601 of Regulation S-K):

Number	Description	Form	File No.	Exhibit No.	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant	S-1/A	333-224493	3.2	May 8, 2018
3.2	Amendment to Amended and Restated Certificate of Incorporation of the Registrant	S-1/A	333-224493	3.1.1	May 14, 2018
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-38501	3.1	June 28, 2024
3.4	Amended and Restated By-laws of the Registrant	S-1/A	333-224493	3.4	May 8, 2018
4.1	Investors' Rights Agreement among the Registrant and certain of its stockholders, dated December 22, 2017	S-1	333-224493	4.1	April 27, 2018
4.2	Specimen Stock Certificate evidencing shares of common stock	S-1/A	333-224493	4.2	May 14, 2018
4.3	Amended and Restated Warrant to Purchase Stock, by and between Silicon Valley Bank and the Registrant, dated December 22, 2017	S-1	333-224493	4.3	April 27, 2018
4.4	Description of Capital Stock	10-K	001-38501	4.4	February 27, 2025
4.5	Form of Pre-Funded Warrant	8-K	001-38501	4.1	June 21, 2022
4.6	Form of Pre-Funded Warrant	8-K	001-38501	4.1	October 10, 2024
4.7*	Form of Common Stock Purchase Warrant, dated October 24, 2025				
4.8*	Form of Amendment No. 1 to Common Stock Purchase Warrant, dated January 31, 2025				
10.1+	2017 Stock Option and Incentive Plan and forms of award agreements thereunder	S-1	333-224493	10.1	April 27, 2018
10.2+	2018 Stock Option and Incentive Plan and forms of award agreements thereunder	S-1/A	333-224493	10.2	May 14, 2018
10.3+	Senior Executive Cash Incentive Bonus Plan	S-1/A	333-224493	10.3	May 8, 2018
10.4+	2018 Employee Stock Purchase Plan	S-1/A	333-224493	10.4	May 14, 2018
10.5+	Scholar Rock Holding Corporation 2022 Inducement Equity Plan	8.K	001-38501	10.2	June 21, 2022

10.6+	Amendment No. 1 to Scholar Rock Holding Corporation 2022 Inducement Equity Plan, dated September 4, 2022	S-8	333-268327	99.2	November 14, 2022
10.7+	Amendment No. 2 to Scholar Rock Holding Corporation 2022 Inducement Equity Plan, dated February 3, 2023	10-K	001-38501	10.7	March 7, 2023
10.8+	Amendment No. 3 to Scholar Rock Holding Corporation 2022 Inducement Equity Plan, dated January 25, 2024	10-K	001-38501	10.8	March 19, 2024
10.9+	Amendment No. 4 to Scholar Rock Holding Corporation 2022 Inducement Equity Plan, dated November 9, 2024	S-8	333-283120	99.7	November 12, 2024
10.10+	Amendment No. 5 to Scholar Rock Holding Corporation 2022 Inducement Equity Plan, dated February 6, 2025	S-8	333-285307	99.8	February 27, 2025
10.11+	Form of Performance Based Restricted Stock Unit Agreement under the 2018 Stock Option and Incentive Plan.	10-Q	001-38501	10.7	August 6, 2025
10.12+	Form of Performance Based Restricted Stock Unit Agreement under the Scholar Rock Holding Corporation 2022 Inducement Equity Plan, as amended.	10-Q	001-38501	10.8	August 6, 2025
10.13+	Form of Indemnification Agreement	S-1/A	333-224493	10.5	May 14, 2018
10.14†	Exclusive License Agreement by and between the Registrant, and Children's Medical Center, dated as December 16, 2013	S-1	333-224493	10.6	April 27, 2018
10.15	Lease Agreement by and between BMR-Rogers Street LLC and Scholar Rock, Inc., dated November 5, 2019. Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.	10-Q	001-38501	10.2	November 12, 2019
10.16	Loan and Security Agreement, dated October 16, 2020, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC and Silicon Valley Bank.	10-K	001-38501	10.26	March 9, 2021
10.17	First Amendment to Loan and Security Agreement, dated November 16, 2021, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC and Silicon Valley Bank.	10-K	001-38501	10.27	March 7, 2022
10.18	Second Amendment to Loan and Security Agreement, dated November 10, 2022, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC and Silicon Valley Bank.	10-K	001-38501	10.26	March 7, 2023
10.19	Third Amendment to Loan and Security Agreement, dated April 18, 2023, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC and Silicon Valley Bank.	10-Q	001-38501	10.1	August 9, 2023

10.20	Fourth Amendment to Loan and Security Agreement, dated May 27, 2024, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC and Silicon Valley Bank.	10-Q	001-38501	10.2	August 8, 2024
10.21+	Employment Agreement, by and between Scholar Rock, Inc. and Jing Marantz, dated November 7, 2022.	8-K	001-38501	10.1	November 9, 2022
10.22+	Amended and Restated Employment Agreement, by and between Scholar Rock, Inc. and Junlin Ho dated March 1, 2023.	10-K	001-38501	10.31	March 7, 2023
10.23+	Employment Agreement, by and between Scholar Rock, Inc. and Tracey Sacco, dated February 1, 2023.	10-K	001-38501	10.32	March 19, 2024
10.24+	Amended and Restated Employment Agreement, dated October 2, 2024 by and between Scholar Rock, Inc. and Erin Moore.	10-Q	001-38501	10.4	May 14, 2024
10.25††+	Employment Agreement, dated April 27, 2025 by and between Scholar Rock, Inc. and David Hallal.	10-Q	001-38501	10.2	August 6, 2025
10.26††+	Employment Agreement, dated April 27, 2025 by and between Scholar Rock, Inc. and Akshay Vaishnaw.	10-Q	001-38501	10.3	August 6, 2025
10.27††+	Employment Agreement, dated April 27, 2025 by and between Scholar Rock, Inc. and R. Keith Woods.	10-Q	001-38501	10.4	August 6, 2025
10.28††+	Employment Agreement, dated April 27, 2025 by and between Scholar Rock, Inc. and Vikas Sinha.	10-Q	001-38501	10.5	August 6, 2025
10.29††+	Transitional Services Agreement, dated May 27, 2025 by and between Scholar Rock, Inc. and Jay T. Backstrom.	10-Q	001-38501	10.6	August 6, 2025
10.30††	Amended and Restated Loan and Security Agreement, dated February 10, 2025, by and among the Registrant, Scholar Rock, Inc., Oxford Finance LLC.	10-K	001-38501	10.25	February 27, 2025
10.31††	Third Amended and Restated Loan and Security Agreement, dated September 19, 2025, by and between the Registrant and Oxford Finance LLC	10-Q	001-38501	10.1	November 14, 2025
10.32	Separation Agreement and Release by and between Scholar Rock, Inc. and Edward H. Myles, dated January 28, 2025.	8-K	001-38501	10.1	January 29, 2025
10.33	Scholar Rock Holding Corporation Amended and Restated Non-employee Director Compensation Policy	10-Q	001-38501	10.9	August 6, 2025
10.34* ††	Financing Agreement by and among the Registrant, Scholar Rock, Inc., Scholar Rock U.S. Operations, Inc., Scholar Rock Foreign Holdings, Inc., LSI Financing LLC and various lenders from time to time party hereto, dated February 27, 2026.				

16.1	Letter from Ernst & Young LLP to the U.S. Securities and Exchange Commission, dated May 12, 2025	8-K	001-38501	16.1	May 12, 2025
19	Scholar Rock Holding Corporation Statement of Company Policy on Insider Trading and Disclosure	10-K	001-38501	19	February 27, 2025
21.1*	Subsidiaries of the Registrant				
23.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).				
23.2*	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).				
24.1*	Power of Attorney (included on the signature page to this report).				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97#	Compensation Recovery Policy	10-K	001-38501	97	March 19, 2024
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.)				

---

* Filed herewith.

** Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, the Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

\+ Indicates a management contract or compensatory plan.

†   Confidential treatment has been granted for certain portions of this exhibit. These portions have been omitted and filed separately with the SEC.

†† Portions of this exhibit (indicated by asterisks) were omitted in accordance with the rules of the Securities and Exchange Commission.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SCHOLAR ROCK HOLDING CORPORATION

Date: March 3, 2026   By: /s/ David Hallal
David Hallal
Chief Executive Officer
(Principal Executive Officer)

Date: March 3, 2026   By: /s/ Vikas Sinha
Vikas Sinha
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints David Hallal and Vikas Sinha, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Hallal David Hallal	Chief Executive Officer *(Principal Executive Officer)*	March 3, 2026
/s/ Vikas Sinha Vikas Sinha	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 3, 2026
/s/ Srinivas Akkaraju Srinivas Akkaraju	Director	March 3, 2026
/s/ Richard Brudnick Richard Brudnick	Director	March 3, 2026
/s/ Kristina Burow Kristina Burow	Director	March 3, 2026
/s/ Jeffrey S. Flier Jeffrey S. Flier	Director	March 3, 2026
/s/ Michael Gilman Michael Gilman	Director	March 3, 2026
/s/ Katie Peng Katie Peng	Director	March 3, 2026
/s/ Joshua Reed Joshua Reed	Director	March 3, 2026
/s/ Akshay Vaishnaw Akshay Vaishnaw	Director	March 3, 2026

SCHOLAR ROCK HOLDING CORPORATION
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Scholar Rock Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scholar Rock Holding Corporation and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

External Prepaid and Accrued Research and Development Expenses– Refer to Notes 2, 5 and 7 to the financial statements

Critical Audit Matter Description

As shown in Notes 5 and 7 to the financial statements, the Company's prepaid and accrued external research and development expenses totaled $6.5 million and $14.2 million, respectively, at December 31, 2025. As discussed in Note 2 to the consolidated financial statements, the Company's prepaid and accrued external research and development expenses are recognized based on various inputs, including open contracts and purchase orders, the level of service performed, contracted costs, invoices received, and progress of studies, clinical trials or other activities based on

communication with internal and/or external personnel. Payments for the external research and development activities are due based on the terms of individual arrangements, which may differ from the pattern of costs incurred. Accrued expenses are reflected on the consolidated balance sheet when costs incurred exceed payments made, while prepaid expenses are reflected on the consolidated balance sheet when payments made exceed the costs incurred.

We identified prepaid and accrued external research and development expenses as a critical audit matter because of the significant judgment required by management in estimating the progress of the research and development activities conducted, as the progress is not directly observable. This required a high degree of auditor judgment and an increased extent of effort when performing procedures to audit management's estimates of progress and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to external prepaid and accrued research and development expenses included the following, among others:

- For a sample of contracts with vendors performing research and development activities, we performed the following:

    o Evaluated the appropriateness of the method used by management to develop its estimates of the progress of studies, clinical trials and other related activities.

    o Tested the completeness and accuracy of the underlying data used in the estimates through the inspection of open contracts and purchase orders, correspondence received from vendors, testing of actual billed expenses and testing of subsequent invoices and any pending change orders.

    o Performed corroborating inquiries with Company personnel responsible for overseeing the research and development activities and obtained information directly from the Company's vendors regarding costs incurred to date.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 3, 2026

We have served as the Company's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Scholar Rock Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scholar Rock Holding Corporation (the Company) as of December 31, 2024 and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2015 to 2025.

Boston, Massachusetts
February 27, 2025

SCHOLAR ROCK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	323,527	$	177,878
Marketable securities		44,036		259,400
Prepaid expenses and other current assets		17,584		13,887
Total current assets		385,147		451,165
Property and equipment, net		1,705		2,761
Operating lease right-of-use asset		10,382		15,644
Restricted cash		3,807		2,407
Other long-term assets		3,231		2,945
Total assets	$	404,272	$	474,922
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	10,303	$	10,095
Accrued expenses		39,566		31,067
Operating lease liability		5,550		5,774
Total current liabilities		55,419		46,936
Long-term portion of operating lease liability		3,656		9,206
Long-term debt		99,709		50,146
Total liabilities		158,784		106,288
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2025 and December 31, 2024		—		—
Common stock, $0.001 par value; 300,000,000 shares authorized; 108,461,354 and 93,823,678 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		108		94
Additional paid-in capital		1,545,940		1,291,095
Accumulated other comprehensive income		94		160
Accumulated deficit		(1,300,654)		(922,715)
Total stockholders' equity		245,488		368,634
Total liabilities and stockholders' equity	$	404,272	$	474,922

The accompanying notes are an integral part of these consolidated financial statements.

SCHOLAR ROCK HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Year Ended December 31,	
	2025	2024
Operating expenses:		
Research and development	$ 208,440	$ 184,550
General and administrative	176,205	67,504
Total operating expenses	384,645	252,054
Loss from operations	(384,645)	(252,054)
Other income (expense):		
Interest income	13,900	12,682
Interest expense	(6,893)	(6,837)
Other expense, net	(301)	(85)
Total other income (expense), net	6,706	5,760
Net loss	$ (377,939)	$ (246,294)
Net loss per share, basic and diluted	$ (3.29)	$ (2.47)
Weighted average common shares outstanding, basic and diluted	114,701,154	99,838,102
Comprehensive loss:		
Net loss	$ (377,939)	$ (246,294)
Other comprehensive income (loss):		
Unrealized gain (loss) on marketable securities	(64)	68
Foreign currency translation adjustments	(2)	—
Total other comprehensive income (loss)	(66)	68
Comprehensive loss	$ (378,005)	$ (246,226)

The accompanying notes are an integral part of these consolidated financial statements.

SCHOLAR ROCK HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2023	**75,979,495**	**$ 76**	**$ 901,471**	**$ 92**	**$ (676,421)**	**$ 225,218**
Unrealized gain on marketable securities	—	—	—	68	—	68
Sale of common shares and pre-funded warrants to purchase common shares, net	11,858,408	12	324,402	—	—	324,414
Exercise of stock options	1,469,756	1	18,974	—	—	18,975
Issuance of common shares upon RSU vesting	679,694	1	(1)	—	—	—
Exercise of pre-funded and common warrants	3,836,325	4	9,621	—	—	9,625
Equity-based compensation expense	—	—	36,628	—	—	36,628
Net loss	—	—	—	—	(246,294)	(246,294)
Balance at December 31, 2024	**93,823,678**	**$ 94**	**$ 1,291,095**	**$ 160**	**$ (922,715)**	**$ 368,634**
Unrealized loss on marketable securities	—	—	—	(64)	—	(64)
Sale of common shares, net of issuance costs	2,767,000	3	91,657	—	—	91,660
Exercise of stock options	1,860,105	1	23,810	—	—	23,811
Issuance of common shares upon RSU vesting	1,331,907	1	(1)	—	—	—
Exercise of pre-funded and common warrants	8,678,664	9	63,779	—	—	63,788
Equity-based compensation expense	—	—	75,600	—	—	75,600
Foreign currency translation adjustments	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	(377,939)	(377,939)
Balance at December 31, 2025	**108,461,354**	**$ 108**	**$ 1,545,940**	**$ 94**	**$ (1,300,654)**	**$ 245,488**

The accompanying notes are an integral part of these consolidated financial statements.

SCHOLAR ROCK HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (377,939)	$ (246,294)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,658	1,937
Amortization of debt discount and debt issuance costs	423	253
Equity-based compensation	75,600	36,628
Amortization (accretion) of investment securities	(3,989)	(5,291)
Non-cash operating lease expense	5,262	5,224
Change in operating assets and liabilities:		
Prepaid expenses and other current assets	(3,697)	(5,770)
Other assets	(286)	1,472
Accounts payable	208	6,630
Accrued expenses	8,499	10,533
Operating lease liabilities	(5,774)	(6,271)
Net cash used in operating activities	(300,035)	(200,949)
Cash flows from investing activities:		
Purchases of property and equipment	(602)	(98)
Purchases of marketable securities	(98,009)	(293,158)
Sales and maturities of marketable securities	317,298	217,200
Net cash provided by (used in) investing activities	218,687	(76,056)
Cash flows from financing activities:		
Proceeds from stock option exercises	23,811	19,114
Proceeds from pre-funded and common warrant exercises	63,788	9,625
Proceeds from sale of common shares and pre-funded warrants to purchase common shares, net	91,660	324,414
Proceeds from debt facility	49,992	—
Debt modification payment	—	(125)
Proceeds from debt refinancing	24,668	—
Payment of long-term debt	(25,520)	—
Net cash provided by financing activities	228,399	353,028
Net increase in cash, cash equivalents and restricted cash	147,051	76,023
Effect of exchange rate on cash, cash equivalents and restricted cash	(2)	—
Cash, cash equivalents and restricted cash, beginning of period	180,285	104,262
Cash, cash equivalents and restricted cash, end of period	$ 327,334	$ 180,285
Supplemental disclosure for non-cash items:		
Operating lease liability adjustment from rent modification	$ —	$ 9,451
Offering costs in accrued expenses	$ —	$ 314
Supplemental cash flow information:		
Cash paid for interest	$ 6,066	$ 6,617

The accompanying notes are an integral part of these consolidated financial statements.

SCHOLAR ROCK HOLDING CORPORATION
Notes to Consolidated Financial Statements

1. Nature of the Business and Basis of Presentation

Organization

Scholar Rock Holding Corporation and its subsidiaries (collectively, the "Company") is a global biopharmaceutical company dedicated to dramatically improving the lives of children and adults with spinal muscular atrophy ("SMA") and additional rare, severe and debilitating neuromuscular diseases. As a leader in the biology of the transforming growth factor beta ("TGFβ") superfamily, the Company's novel understanding of the molecular mechanisms of growth factor activation enabled the development of a proprietary platform for the discovery and development of monoclonal antibodies that locally and selectively target the precursor, or latent, forms of growth factors. Based on the Company's innovative, proprietary, and scalable technology platform, the Company is building a world-leading anti-myostatin pipeline.

The Company's lead pipeline product candidates include apitegromab, a subcutaneous formulation of apitegromab, and SRK-439.

Apitegromab is a novel, investigational, fully human monoclonal antibody that inhibits myostatin activation by selectively binding the pro- and latent forms of myostatin in skeletal muscle. Myostatin is a catabolic agent that functions as a negative regulator of muscle mass, therefore inhibition of myostatin results in increased muscle mass and strength. Apitegromab is in development for the treatment of people with SMA and for the treatment of people with facioscapulohumeral muscular dystrophy ("FSHD").

Positive data from the successful Phase 3 SAPPHIRE study evaluating apitegromab in children and adults with SMA was reported in October 2024. The Company submitted a U.S. Biologics License Application ("BLA") to the U.S. Food and Drug Administration ("FDA") in January 2025 and the BLA was granted priority review designation. In September 2025, the Company received a Complete Response Letter ("CRL") from the FDA related to observations identified during an FDA inspection of a third-party fill-finish facility. The facility was issued a Form 483 by the FDA in July 2025 and the inspection classification of this facility is official action indicated ("OAI"). The observations were related to the facility and were not specific to apitegromab. The CRL did not cite any other approvability concerns, including apitegromab's efficacy and safety data or the third-party drug substance manufacturer. In November 2025, the Company completed an in-person Type A meeting with the FDA that included participation of representatives from the third-party fill-finish facility. Also in November 2025, the third-party fill-finish facility received a Warning Letter from the FDA and continues to work with the FDA to resolve the outstanding issues cited in the warning letter. The Company plans to resubmit the apitegromab BLA at such time after the facility resolves the cGMP deficiencies identified in the CRL. In March 2025, the Company submitted to the European Medicines Agency ("EMA") and received validation of its marketing authorisation application ("MAA") for apitegromab for the treatment of SMA. If apitegromab is approved by the FDA or EMA, the Company expects to initiate a commercial product launch in the applicable jurisdictions upon approval.

The Company continues to develop apitegromab in SMA with its ongoing long-term extension ONYX trial and its Phase 2 OPAL trial in SMA patients under two years of age, which was initiated in the third quarter of 2025. Additionally, a Phase 2 study evaluating apitegromab in patients with FSHD is expected to initiate in mid-2026.

In addition to the current intravenous ("IV") formulation, the Company is developing a subcutaneous ("SC") formulation of apitegromab. A Phase 1 study in healthy volunteers has been completed, demonstrating that SC apitegromab has favorable bioavailability and a comparable pharmacodynamic profile relative to IV administered apitegromab. Further development activities are ongoing, including planned FDA and EMA regulatory engagements.

The Company's clinical-stage pipeline also includes SRK-439, a novel, investigational, subcutaneously administered fully human anti-pro/latent myostatin antibody that has high inhibitory potency while maintaining selectivity towards myostatin. SRK-439 is being developed for the treatment of patients with rare, severe, and debilitating neuromuscular

diseases. A Phase 1 study of SRK-439 in healthy volunteers is currently underway, with topline data anticipated in the second half of 2026.

As the Company focuses its strategy on rare neuromuscular diseases, the Company is currently seeking partnerships for its additional programs. These programs include: SRK-181, a Phase 2-ready investigational inhibitor of latent TGFβ1 in development for the treatment of patients with solid tumors that are resistant to anti-PD-(L)1 antibody therapies; SRK-373, an investigational, highly selective inhibitor of the latent TGFβ1 isoform with selective activity in the fibrotic extracellular matrix, in preclinical development for the treatment of fibrotic diseases; and SRK-256, an investigational inhibitor of RGMc, or hemojuvelin, in preclinical development for the treatment of iron-restricted anemias. We are also seeking partners to further evaluate the potential for myostatin inhibition in combination with GLP-1 weight loss approaches following our positive Phase 2 EMBRAZE study, demonstrating proof-of-concept in the ability of apitegromab to drive statistically significant preservation of lean mass during tirzepatide-induced weight loss.

Beyond the clinical-stage product candidates, the company's early-stage pipeline includes additional programs for the treatment of patients with rare, severe, and debilitating neuromuscular diseases. The Company was originally formed in May 2012. Its principal offices are in Cambridge, Massachusetts.

Since its inception, the Company's operations have focused on research and development of monoclonal antibodies that selectively inhibit activation of growth factors for therapeutic effect, as well as establishing the Company's intellectual property portfolio and performing research and development activities. The Company has primarily financed its operations through various equity financings, the exercise of stock options and warrants, as well as research and development collaboration agreements and the Company's debt facility (Note 14).

Revenue generation activities have been limited to two collaborations, both containing research services and the issuance of a license. No revenues have been recorded from the sale of any commercial product.

The Company is subject to a number of risks similar to other life science companies, including, but not limited to, successful discovery and development of its drug candidates, raising additional capital, development by its competitors of new technological innovations, protection of proprietary technology and regulatory approval and market acceptance of the Company's product candidates. The Company anticipates that it will continue to incur significant operating losses for the next several years as it continues to develop and seek regulatory approval for its product candidates.

The Company believes that its existing cash, cash equivalents and marketable securities as of December 31, 2025, along with cash available to the Company (see Note 18), will be sufficient to allow the Company to fund its current operations through at least a period of one year after the date these financial statements are issued.

Basis of Presentation

The consolidated financial statements include the accounts of Scholar Rock Holding Corporation and its wholly owned subsidiaries. All intercompany balances have been eliminated in consolidation.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that may affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the related reporting of revenues and expenses during the reporting

period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts or other foreign-hedging arrangements. The Company follows an investment policy approved by the Board of Directors. Its primary objectives are the preservation of capital and maintenance of liquidity. The Company invests only in fixed income instruments denominated and payable in U.S. dollars including obligations of the U.S. government and its agencies and money market funds registered according to SEC Rule 2a-7 of the Investment Company Act of 1940. All securities must have a readily ascertainable market value, must be readily marketable and be U.S. dollar denominated.

Cash, Cash Equivalents and Restricted Cash

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. At December 31, 2025 and 2024, cash equivalents include money market funds that invest primarily in U.S. government-backed securities and treasuries.

At December 31, 2025 and 2024, restricted cash consists of letters of credit related to its leased facility and a collateral account associated with the Company's corporate credit card program. The following table reconciles cash, cash equivalents and restricted cash per the balance sheet to the statement of cash flows (in thousands):

| | As of December 31, | |
	2025	2024
Cash and cash equivalents	$ 323,527	$ 177,878
Restricted cash	3,807	2,407
	$ 327,334	$ 180,285

Foreign Currency Translation

The financial statements of our subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders' equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations in other income and expense.

Marketable Securities

The Company classifies its marketable securities as available-for-sale. Marketable securities with a remaining maturity date greater than one year are classified as non-current if the Company does not intend to utilize the marketable securities to fund current operations. Marketable securities are maintained by an investment manager and consist of U.S. treasury obligations and government agency securities. Marketable securities are carried at fair value with the unrealized gains and losses included in accumulated other comprehensive income (loss) as a component of stockholders' equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expense over the life of the underlying marketable security.

Although available to be sold to meet operating needs or otherwise, securities are generally held through maturity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense) within the statement of operations and comprehensive loss.

The Company reviews its portfolio of available-for-sale debt securities, using both quantitative and qualitative factors, to determine if declines in fair value below cost have resulted from a credit loss or other factors. If the decline in fair value is due to credit loss factors, a loss is recognized in net income. To date, the Company has not experienced any credit losses and does not believe it is exposed to any significant credit risk on these investments.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related asset. Property and equipment are depreciated as follows:

	Estimated Useful Life (in Years)
Laboratory equipment	3 – 5
Computer equipment & software	3
Furniture & fixtures	5
Leasehold improvements	Shorter of the useful life or remaining lease term

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment and right-of-use assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2025 or 2024.

Leases

The Company accounts for leases using ASC Topic 842, Leases ("ASC 842"). At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its estimated incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g., land, building, etc.), non-lease components (e.g., common area maintenance, consumables, etc.), and non-components (e.g., property taxes, insurance, etc.). Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the term. The Company has elected to not separate lease expense relating to variable payments and therefore expenses costs as incurred.

Fair Value Measurements

ASC Topic 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset

or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

> **Level 1** — Quoted market prices in active markets for identical assets or liabilities.
> **Level 2** — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.
> **Level 3** — Unobservable inputs developed using estimates of assumptions developed by the Company, which reflect those that a market participant would use.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Segment Information

Operating segments are defined as components of an entity about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment (Note 17).

Research and Development Expenses and Related Accruals/Prepaids

Research and development expenses are expensed as incurred and consist of costs incurred in performing research and development activities, including compensation related expenses for research and development personnel, preclinical and clinical activities including cost of clinical drug supply, commercial drug supply prior to FDA approval, overhead expenses including facilities expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation of equipment. Upfront license payments related to acquired technologies which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense.

The Company has entered into various research and development service arrangements under which vendors perform various services. The Company records accrued expenses for estimated costs incurred under the arrangements in excess of vendor invoices received while cash payments to vendors, including those that are nonrefundable, in excess of estimated costs incurred are recorded as prepaid expenses. Prepaid expenses are expensed as the related services are performed or goods are received. When evaluating the adequacy and accuracy of the accrued and prepaid expenses, the Company reviews open contracts and purchase orders, the level of service performed, invoices received, contracted costs, and progress of studies, clinical trials or other activities based on communication with internal and/or external personnel. Significant judgments and estimates are made in determining the accrued and prepaid expense balances at the end of each reporting period, and payments for these activities are due based on the terms of individual arrangements, which may differ from the pattern of costs incurred.

Equity-Based Compensation

The Company accounts for equity awards, including restricted stock units, performance stock units, equity classified warrants and common stock options, granted as equity-based compensation in accordance with ASC Topic 718, Compensation — Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, which includes grants of employee equity awards, to be recognized as expense in the statements of operations based on their grant date fair values.

The fair value of each restricted stock unit is based on the fair value of the Company's common stock less any purchase price, if applicable. The fair value of each performance stock unit is estimated using a Monte-Carlo simulation, which uses as inputs the fair value of the Company's common stock and certain subjective assumptions, including the historical stock price volatility, the risk-free rate and expected dividends. The fair value of each stock option award and equity classified warrant is estimated using the Black-Scholes option-pricing model, which uses as inputs the fair value of the Company's common stock and certain subjective assumptions, including the historical stock price volatility, the expected term of the award, the risk-free rate and expected dividends. Through the second quarter of 2024, expected volatility was calculated based on a blend of the Company's reported volatility data for the length of time that market data was available for the Company's stock and the historical data for a representative group of publicly traded companies, for which historical information was available. As of the third quarter of 2024, the Company's own volatility data covered a period of time that was sufficient to meet the expected term of the granted awards and the blended approach was no longer needed. The historical volatility is generally calculated based on a period of time commensurate with the expected term assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The Company uses the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company utilizes this method due to lack of historical exercise data and the plain nature of its stock-based awards. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on common stock.

Compensation expense related to equity awards to employees that are subject to service-based vesting is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. For awards subject to performance conditions, the Company recognizes equity-based compensation expense using an accelerated recognition method over the remaining service period when management determines that achievement of the performance condition is probable. Management evaluates whether the achievement of the performance condition is probable at each reporting date. Compensation expense related to equity awards to non-employees for services is recognized based on the grant date fair value, over the period during which services are rendered by such non-employees.

The Company classifies equity-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's salary and related costs are classified or based on the nature of the services being provided in the case of non-employees.

The Company accounts for forfeitures when they occur.

Comprehensive Loss

Comprehensive loss is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss and the change in accumulated other comprehensive income (loss) for the period. Accumulated other comprehensive loss consisted of unrealized losses on available-for-sale marketable securities and foreign currency translation adjustments during the period ending December 31, 2025. Accumulated other comprehensive income consisted entirely of unrealized gains on available-for-sale marketable securities during the period ending December 31, 2024.

Net Loss per Share

The Company applies the two-class method to compute basic and diluted net loss per share. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (losses) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income (losses) for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.

The Company calculates basic net loss per share by dividing net loss by the weighted average number of common shares outstanding, including pre-funded warrants. The Company calculates diluted net loss per share by dividing net loss by the weighted average number of common shares outstanding, as applicable, after giving consideration to the dilutive effect of restricted stock units, performance stock units, warrants and stock options that are outstanding during the period.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. Under this method, deferred income tax assets and liabilities are recognized based on future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions, as necessary. The tax benefits recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be realized following resolution of any uncertainty related to the tax benefit, assuming that the matter in question will be raised by the tax authorities. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception.

The Company is open to examination by the Internal Revenue Service for the tax years ended December 31, 2013 to December 31, 2025. Since the Company is in a U.S. loss carryforward position, carryforward tax attributes generated in prior years may still be adjusted upon future examination if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which enhances the transparency of income tax disclosures to provide information to investors to better assess how a company's operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This requires public entities to disclose additional categories in the rate reconciliation regarding federal and state income taxes and provide more details surrounding reconciling items if a quantitative threshold is met. The Company adopted ASU 2023-09 on January 1, 2025, which did not have a material impact on the financial statements and related disclosures (see Note 11).

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*: *Disaggregation of Income Statement Expenses* ("ASU 2024-03"), and in January 2025, the FASB issued ASU No. 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for public companies for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is still evaluating the impact on its disclosures in future years as a result of the adoption of ASU 2024-03.

3. Fair Value of Financial Assets and Liabilities

The following tables summarize the assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements at December 31, 2025			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 309,089	$ 309,089	$ —	$ —
Marketable securities:				
U.S. treasury obligations and government agency securities	44,036	44,036	—	—
Total assets	$ 353,125	$ 353,125	$ —	$ —

	Fair Value Measurements at December 31, 2024			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 97,290	$ 97,290	$ —	$ —
U.S. treasury obligations	63,171	63,171	—	—
Marketable securities:				
U.S. treasury obligations and government agency securities	259,400	259,400	—	—
Total assets	$ 419,861	$ 419,861	$ —	$ —

Level 1 assets include investments in money market funds, U.S. treasury obligations and government agency securities that are valued using quoted market prices in active markets. There were no transfers of assets between fair value measurement levels during the years ended December 31, 2025 and 2024.

The carrying amounts reflected in the balance sheets for prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values at December 31, 2025 and 2024, due to their short-term nature.

The Company believes the terms of its debt reflect current market conditions for an instrument with similar terms and maturity, therefore the carrying value of the Company's debt approximates its fair value based on Level 2 of the fair value hierarchy.

4. Marketable Securities

The following table summarizes the Company's investments as of December 31, 2025 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable securities available-for-sale:				
U.S. treasury obligations and government agency securities	$ 43,940	$ 96	$ —	$ 44,036
Total available-for-sale securities	$ 43,940	$ 96	$ —	$ 44,036

The following table summarizes the Company's investments as of December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable securities available-for-sale:				
U.S. treasury obligations and government agency securities	$ 259,240	$ 180	$ (20)	$ 259,400
Total available-for-sale securities	$ 259,240	$ 180	$ (20)	$ 259,400

The Company believes that U.S. treasury obligations and government agency securities are subject to minimal credit risk. As a result, the Company did not record any charges for credit-related impairments for its available-for-sale securities for the year ended December 31, 2025 and 2024.

5. Prepaid Expenses and Other Current Assets

At December 31, 2025 and 2024, prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31, 2025	As of December 31, 2024
Prepaid external research and development expenses	$ 6,509	$ 7,716
Prepaid software	3,905	2,050
Receivables	2,799	2,151
Prepaid other	1,450	534
Prepaid professional services expense	1,276	419
Prepaid compensation expense	950	377
Prepaid insurance	695	640
	$ 17,584	$ 13,887

At December 31, 2025 and 2024, other long-term assets consist of the following (in thousands):

	As of December 31, 2025	As of December 31, 2024
Prepaid external research and development expenses	$ 2,588	$ 2,395
Prepaid other	604	536
Prepaid insurance	39	14
	$ 3,231	$ 2,945

6. Property and Equipment, Net

At December 31, 2025 and 2024, property and equipment consists of the following (in thousands):

	December 31, 2025	December 31, 2024
Laboratory equipment	$ 10,655	$ 10,305
Leasehold improvements	3,626	3,613
Computer equipment & software	1,273	1,059
Furniture & fixtures	1,002	1,002
Construction in progress	25	—
	16,581	15,979
Less: Accumulated depreciation and amortization	(14,876)	(13,218)
	$ 1,705	$ 2,761

Depreciation and amortization expense was $1.7 million and $1.9 million for the years ended December 31, 2025 and 2024, respectively.

7. Accrued Expenses

At December 31, 2025 and 2024, accrued expenses consist of the following (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Accrued payroll and related expenses	$ 20,114	$ 14,776
Accrued external research and development expense	14,205	12,116
Accrued professional services expense	3,829	3,296
Accrued other	1,418	879
	$ 39,566	$ 31,067

8. Preferred Stock

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

9. Common Stock

In June 2024, the stockholders approved an amendment to the Company's amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000.

In October 2024, the Company entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC, Jefferies LLC and Piper Sandler & Co., as representatives of the several underwriters named therein (the "Underwriters"), relating to the issuance and sale of an aggregate of 10,265,488 shares of the Company's common stock at $28.25 per share and pre-funded warrants to purchase 353,983 shares of its common stock. The offering price per pre-funded warrant was $28.2499, which equals the per share public offering price for the common stock less the $0.0001 exercise price for each such pre-funded warrant. The pre-funded warrants are exercisable at any time and only expire when exercised in full. The offering closed on October 10, 2024. Pursuant to the Underwriting Agreement, the Underwriters were granted a 30-day option to purchase up to 1,592,920 additional shares (the "Option

Shares") of common stock, which was exercised in full on October 16, 2024. Total proceeds of the transaction, including the Option Shares were approximately $324.4 million, net of underwriting discounts and estimated offering expenses.

The Company has had a sales agreement in place during various time periods with Jefferies LLC ("Jefferies") with respect to an at-the-market ("ATM") offering program. Under this program, the Company is able to offer and sell, from time to time at its sole discretion, shares of its common stock through Jefferies as its sales agent. In an ATM offering, exchange-listed companies incrementally sell newly issued shares into the secondary trading market through a designated broker-dealer at prevailing market prices. The current ATM agreement with Jefferies, established in November 2022, allows for the sale of shares of common stock from time to time in "at the market" offerings through Jefferies as the Company's sales agent. As of December 31, 2025, the Company has sold 3,386,290 shares, generating net proceeds of $96.9 million, under the ATM program. Of this amount, the Company sold 2,767,000 shares of its common stock under the ATM program during the year ended December 31, 2025, generating net proceeds of $91.7 million.

The Company has issued pre-funded warrants to purchase common stock, as well as warrants to purchase common stock as part of its financing activities. Both the pre-funded warrants and warrants meet the conditions for equity classification and are recorded as a component of stockholders' equity within additional paid-in capital. In October 2024, June 2022 and November 2020, the Company issued 353,983, 25,510,205 and 2,179,487 pre-funded warrants, respectively. During the years ended December 31, 2025 and 2024, 0 and 2,526,833, respectively of the Company's pre-funded warrants were exercised. As of December 31, 2025, the Company has 17,362,147 pre-funded warrants outstanding. In June 2022, the Company also issued 10,459,181 warrants with an exercise price of $7.35. During the years ended December 31, 2025 and 2024, 8,678,664 and 1,309,492, respectively of the Company's warrants were exercised. As of December 31, 2025, all of the common warrants outstanding associated with the June 2022 financing have been exercised.

In October 2025, the Company issued 250,000 warrants with an exercise price of $28.59 for non-employee services. Warrants issued to non-employees in connection with providing services meet the conditions for equity classification and are recorded as a component of stockholders' equity within additional paid in capital. There were no exercises of the warrants issued for non-employee services during the year ended December 31, 2025.

Shares Reserved For Future Issuance

As of December 31, 2025, the Company had common shares reserved for issuance as follows:

	As of December 31, 2025
Common shares reserved for exercise of pre-funded warrants	17,362,147
Common shares reserved for issuance upon exercise of outstanding warrants	250,000
Common shares reserved for exercise of outstanding stock options, unvested restricted stock units and unvested performance stock units under the 2017 and 2018 Plans	7,613,385
Common shares reserved for exercise of outstanding stock options, unvested restricted stock units and unvested performance stock units under the 2022 Inducement Plan	4,616,014
Common shares reserved for future issuance under the 2018 Plan	4,059,319
Common shares reserved for future issuance under the 2022 Inducement Plan	1,160,822
Common shares reserved for future issuance under the 2018 ESPP	2,550,305
	37,611,992

10. Equity-Based Compensation

Equity Plans

As of December 31, 2025, the Company has four active equity plans, the 2018 Stock Option and Incentive Plan (the "2018 Plan"), the 2017 Stock Option and Incentive Plan (the "2017 Plan"), the 2018 Employee Stock Purchase Plan (the "2018 ESPP") and the 2022 Inducement Equity Plan (the "2022 Inducement Plan").

2018 Stock Option and Incentive Plan

The 2018 Plan has replaced the 2017 Plan as no additional awards will be granted under that plan following the consummation of the Initial Public Offering ("IPO").

The 2018 Plan provides for the grant of equity-based incentive awards, including incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to the Company's officers, employees, directors and other key persons (including consultants). Stock options and restricted stock units granted under the 2018 Plan to employees generally vest over four years. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or are otherwise terminated by the Company under the 2018 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan.

The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Board of Directors or compensation committee (the "Annual Increase"). These limits are subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization.

2017 Stock Option and Incentive Plan

The 2017 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units. Stock options granted under the 2017 Plan to employees generally vest over four years. The Company no longer issues grants from the 2017 Plan. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or are otherwise terminated by the Company under the 2017 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan.

2018 Employee Stock Purchase Plan

At December 31, 2025 there were 2,550,305 shares available to grant under the 2018 ESPP and no shares had been issued. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019 through January 1, 2028, by the lesser of (i) 353,614 shares of common stock, (ii) 1% of the outstanding number of shares of the Company's common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the 2018 ESPP administrator. The number of shares reserved under the 2018 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization.

2022 Inducement Equity Plan

The 2022 Inducement Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards and dividend equivalent rights to individuals that were not previously an employee or director of the Company or individuals returning to employment after a bona fide period of non-employment with the Company. Stock options and restricted stock units granted under the 2022 Inducement Plan to employees generally vest over four years. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or are otherwise terminated by the Company under the 2022 Inducement Plan will be added back to the shares of common stock available for issuance under the 2022 Inducement Plan. The 2022 Inducement Plan was approved for 1,000,000 shares of common stock in June 2022. Since its inception and through December 31, 2025, an additional 6,000,000 shares of common stock have been authorized for issuance under the 2022 Inducement Plan.

Total Equity-Based Compensation Expense

The Company recorded equity-based compensation expense related to all equity-based awards, which was allocated as follows in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Research and development expense	$ 20,676	$ 16,002
General and administrative expense	54,924	20,626
	$ 75,600	$ 36,628

During the year ended December 31, 2025, the Company entered into separation agreements with five employees. Per the separation terms, certain stock option awards and RSUs were amended and may provide for continued vesting, accelerated vesting, and extended time to exercise vested options. As a result, equity-based compensation expense during the year ended December 31, 2025 includes $13.5 million related to the modification of certain equity awards. No equity modifications occurred during the year ended December 31, 2024.

The following table summarizes the Company's unrecognized equity-based compensation expense as of December 31, 2025:

	As of December 31, 2025	
	Unrecognized Expense (in thousands)	Weighted Average Remaining Period of Recognition (years)
RSUs	$ 66,347	2.6
Performance stock units ("PSUs")	17,593	3.3
Stock options	69,722	2.7
	$ 153,662	

Restricted Stock Units

The following table summarizes the Company's RSU activity for the current year:

	Number of Units	Weighted Average Grant Date Fair Value
RSUs as of December 31, 2024	3,486,668	$ 13.86
Granted	2,204,642	$ 34.14
Vested	(1,331,907)	$ 13.89
Forfeited	(1,075,464)	$ 19.84
RSUs as of December 31, 2025	3,283,939	$ 25.50

The total fair value of RSUs vested during the years ended December 31, 2025 and 2024 was $49.5 million and $9.7 million, respectively.

Performance Stock Units

The following table summarizes the Company's PSU activity for the current year:

	Number of Units	Weighted Average Grant Date Fair Value
PSUs as of December 31, 2024	—	$ —
Granted	1,100,000	$ 28.63
PSUs as of December 31, 2025	1,100,000	$ 28.63

In April 2025, the Company granted PSUs to certain employees. The fair value of the PSUs are estimated using a Monte Carlo simulation model. The Monte Carlo simulation model requires key inputs for risk-free interest rate, dividend yield and volatility. The number of PSUs granted represents the target number of units that are eligible to vest based on the Company's common stock achieving certain price targets and time-based vesting over four years. The Company concluded that issued PSUs are equity-based awards and include market and service-based vesting conditions. Participants may ultimately earn up to 250% of the target number of units granted based on the degree of actual performance metric achievement.

No PSUs vested during the year ended December 31, 2025.

Stock Options

The following table summarizes the Company's stock option activity for the current year:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	8,469,926	$ 15.19	7.83	$ 244,677
Granted	2,804,296	$ 34.23		
Exercised	(1,860,105)	$ 12.80		
Cancelled	(1,568,657)	$ 22.70		
Outstanding as of December 31, 2025	7,845,460	$ 21.06	6.72	$ 185,525
Options exercisable as of December 31, 2025	4,125,011	$ 16.48	4.93	$ 118,791

Using the Black-Scholes option pricing model, the weighted average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $28.72 and $11.79, respectively.

The following weighted average assumptions were used in determining the fair value of options granted in the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Risk-free interest rate	4.06 %	4.09 %
Expected dividend yield	0.0 %	0.0 %
Expected term (in years)	6.07	6.01
Expected volatility	108.28 %	92.30 %

11. Income Taxes

For the years ended December 31, 2025 and 2024, the loss before income taxes consisted of the following (in thousands):

	For Year Ended December 31,			
		2025		2024
Domestic	$	(377,734)	$	(246,294)
Foreign		(205)		—
Total	$	(377,939)	$	(246,294)

The Company has not recorded a current tax provision for the years ended December 31, 2025 and 2024.

The effective income tax rate differed from the amount computed by applying the federal statutory rate to the Company's loss before income taxes as follows (in thousands):

	For Year Ended December 31, 2025		
Tax effected at statutory rate	$	(79,367)	21.0 %
State taxes		—	—
Foreign tax effects			
Other foreign jurisdictions		43	—
Effect of cross border transactions		—	—
Enactment of new tax laws		—	—
Nontaxable or nondeductible items			
Stock compensation		(7,831)	2.1
Limitation on executive compensation		8,850	(2.3)
Other		182	(0.1)
Tax credits			
Research & development credits		(3,167)	0.8
Orphan drug credits		(16,047)	4.3
Change in valuation allowance		97,362	(25.8)
Change in unrecognized tax benefits		—	—
Other items		(25)	—
	$	—	— %

	For Year Ended December 31, 2024
Tax effected at statutory rate	21.0 %
State taxes	5.9
Stock compensation	(0.5)
Non-deductible expenses	(0.3)
Federal research and development credits	5.8
Other	(0.8)
Change in valuation allowance	(31.1)
	— %

The amount of cash income taxes paid (net of refunds) during the year are as follows (in thousands):

	For Year Ended December 31, 2025
Federal	$ —
State	
Massachusetts	37
New Hampshire	5
All other states	4
Foreign	—
Total	$ 46

Deferred tax assets (liabilities) consist of the following at December 31, 2025 and 2024 (in thousands):

	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 247,969	$ 139,160
Tax credits	82,317	61,027
Capitalized research & development	64,991	80,357
Stock based compensation	13,568	8,920
Operating lease liability	2,431	3,971
Reserve and accruals	4,623	4,139
Total gross deferred tax assets	415,899	297,574
Valuation allowance	(413,017)	(293,064)
Total deferred tax assets	2,882	4,510
Total deferred tax liabilities:		
Operating lease right-of-use asset	(2,742)	(4,148)
Fixed and intangible assets	(140)	(362)
Total deferred tax liabilities	(2,882)	(4,510)
Total net deferred tax assets	$ —	$ —

Total Net Deferred Tax Assets

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance for deferred tax assets increased by $120.0 million and $76.5 million in 2025 and 2024, respectively. This increase mainly relates to the establishment of a valuation allowance against the Company's net deferred tax assets in connection with net operating losses generated in each year and additional tax credit carryforwards generated. As of December 31, 2025, the Company had approximately $921.9 million and $861.4 million of Federal and State operating loss carryforwards respectively, which begin to expire in 2032, except for $871.4 million of the Company's federal net operating loss carryforwards, and $3.2 million of state net operating losses that do not expire. These loss carryforwards may be available to reduce future taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. As of December 31, 2025, the Company also had federal and state credit carryforwards of $74.1 million and $10.4 million, respectively, which begin to expire in 2034 and 2032, respectively. The amount of loss and credit carryforwards that may be utilized in any future period may be limited based upon changes in the ownership of the Company. Additionally, the deductibility of federal net operating

losses generated after December 31, 2017 and the indefinite state net operating losses is limited to 80% of the Company's taxable income in any future taxable year.

The Company follows the provisions of ASC 740-10, "Accounting for Uncertainty in Income Taxes," which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2025 and 2024, the Company has not recorded any amounts for uncertain tax positions. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The Company's net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent as defined under Section 382 and 383 of the U.S. Internal Revenue Code of 1986, respectively, as well as similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company conducted a Section 382 study covering the period of November 26, 2013 through December 31, 2023. The study concluded that ownership changes occurred during that period which limit the amount of the Company's net operating losses and tax credit carryforwards that can be utilized before expiring. The carryforwards disclosed represent the amount of attributes that can be utilized based on the results of the study.

All of the Company's tax years will remain open for examination by the federal and state tax authorities to the extent that the Company's tax attributes are utilized in future years to offset income or income taxes.

12. Leases

Operating Lease

In November 2019, the Company entered into a lease of office and laboratory space at 301 Binney Street in Cambridge, Massachusetts to be used as its new corporate headquarters ("the Lease"). The expiration date of the Lease was originally in August 2025 and included an option to extend the term by two years. The base rent under the original Lease was $6.9 million per year, subject to an annual increase of 3.5%. Variable lease payments include the Company's allocated share of costs incurred and expenditures made by the landlord in the operation and management of the building. The Lease included incentives of $14.1 million in the form of an allowance for tenant improvements related to the design and build out of the space. In connection with the Lease, the Company has secured a letter of credit for $2.3 million which renews automatically each year.

In May 2024, the Company entered into the First Amendment (the "Lease Amendment") to the Lease to extend the term for approximately two years, commencing on August 19, 2025 (the "First Extension Term") with the base rent to start at approximately $6.2 million per year, followed by a 3% annual increase. Pursuant to the Lease Amendment, the Company also has an option to extend the term of the Lease by five years, upon the expiration of the First Extension Term.

In October 2025, the Company entered into a lease of office space in Zug, Switzerland (the "Switzerland Lease"). The Switzerland Lease commencement date is January 1, 2026, which is when the Company gained access to the space under the terms of the lease, and an expiration date of December 31, 2029, with a minimum lease term of twelve months. The base rent under the Switzerland lease is CHF 276,000 per year.

Other information related to the Lease is as follows (in thousands, except lease term and discount rate):

| | Year Ended December 31, | |
	2025	2024
Lease cost:		
Operating lease cost	$ 6,856	$ 7,004
Variable lease cost	1,533	1,449
Total lease cost	$ 8,389	$ 8,453

| | Year Ended December 31, | |
	2025	2024
Other information:		
Operating cash flows used for operating leases	$ 7,368	$ 8,051
Weighted average remaining lease term	1.7	2.7
Weighted average incremental borrowing rate	13.1 %	13.1 %

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2025 (in thousands):

Year Ending December 31,	
2026	6,433
2027	3,818
Total lease payments	10,251
Less imputed interest	(1,045)
Total operating lease liability	$ 9,206
Short-term portion of operating lease liability	5,550
Long-term portion of operating lease liability	3,656

13. Commitments and Contingencies

Legal Proceedings

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the years ended December 31, 2025 and 2024.

14. Debt

On October 16, 2020 (the "Closing Date") the Company entered into a Loan and Security Agreement with Oxford Finance LLC ("Oxford") and Silicon Valley Bank ("SVB") for $50.0 million (the "Loan and Security Agreement"), which was to increase the Company's borrowing capacity. Pursuant to the Loan and Security Agreement, the Company was required to maintain cash equal to the lesser of 100% of the Company's consolidated cash or 105% of the dollar amount of the outstanding debt.

On February 10, 2025, the Company entered into an Amended and Restated Loan and Security Agreement (the "Amended and Restated Loan and Security Agreement") with Oxford. The Amended and Restated Loan and Security Agreement amends and restates in its entirety that certain Loan and Security Agreement, as amended.

The Amended and Restated Loan and Security Agreement provides for term loans in an aggregate principal amount of up to $200.0 million (each, a "Term Loan" and together, the "Term Loans") subject to funding in four tranches. The

Amended and Restated Loan and Security Agreement consolidates the existing outstanding loan tranches solely with Oxford and also extends the interest-only payment period through March 2029, with principal payments to commence in April 2029. The maturity date of the loan was extended to February 1, 2030. If certain business and development milestones are achieved, the interest-only payment period may be extended by an additional twelve months, and the maturity date will be extended to February 1, 2031. In conjunction with the Amended and Restated Loan and Security Agreement, the Company was required to pay $0.9 million, which included $0.5 million to SVB for the final payment on the outstanding tranche.

The outstanding principal of each Term Loan has an annual interest rate of (a) the greater of (i) the 1-Month CME Term SOFR on the last business day of the month that immediately precedes the month in which the interest will accrue and (ii) 3%, plus (b) 5.5%. Interest is payable on a monthly basis based on the principal amount outstanding during the preceding month. In addition, the Company is required to pay Oxford a final payment fee equal to 2.00% of the original principal amount of each Term Loan advanced to the Company.

On September 19, 2025, the Company entered into a Third Amendment to the Amended and Restated Loan and Security Agreement (the "Third Amendment") with Oxford. Pursuant to the Third Amendment, the Company was required to maintain cash equal to the lesser of 100% of the Company's consolidated cash or 115% of the dollar amount of the outstanding debt in a U.S. controlled bank account.

On September 29, 2025, the Company received $50.0 million from the next available tranche under the Amended and Restated Loan and Security Agreement. To date, the Company has received $100.0 million of Term Loans. The remaining two tranches, each in an amount of $50.0 million, are available to be borrowed (a) in the case of the third tranche, after the achievement of certain development and business performance milestones until September 30, 2026 and (b) in the case of the fourth tranche, after the achievement of certain development and business performance milestones until December 31, 2027.

The following table shows required principal payments (excluding interest fees), during the next five years on debt outstanding at December 31, 2025 (in thousands):

Year Ending December 31,	Total future payments	
2026	$	—
2027		—
2028		—
2029		81,818
2030		18,182
Total payments	$	100,000

The Company incurred costs on behalf of the lender recorded as a debt discount of $0.5 million and incurred debt issuance costs of $0.1 million, both of which are recorded as a deduction from the carrying amount of the debt and are being amortized as interest expense over the term of the loan. The final payment fee will be treated as an additional debt discount and accreted to the debt balance over the term.

For the years ended December 31, 2025 and 2024, the Company recorded total interest expense for the debt of $6.3 million and $6.6 million, respectively.

15. Net Loss per Share

The Company calculates basic net loss per share by dividing net loss by the weighted average number of common shares outstanding. The weighted average number of common shares used in the basic and diluted net loss per share calculation includes the pre-funded warrants issued in connection with the Company's November 2020, June 2022 and October 2024 follow-on offerings as the pre-funded warrants are exercisable at any time for nominal cash consideration. The Company has generated a net loss in all periods presented, so the basic and diluted net loss per share are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.

Basic and diluted net loss per share is calculated as follows (in thousands, except share and per share data):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net loss	$ (377,939)	$ (246,294)
Weighted average common shares outstanding, basic and diluted	114,701,154	99,838,102
Net loss per share, basic and diluted	$ (3.29)	$ (2.47)

The following table sets forth the outstanding common stock equivalents, presented based on amounts outstanding at each period end, that have been excluded from the calculation of diluted net loss per share for the periods indicated because their inclusion would have been anti-dilutive:

	As of December 31,	
	2025	2024
RSUs	3,283,939	3,486,668
PSUs	1,100,000	—
Stock options	7,845,460	8,469,926
Warrants	250,000	8,678,664
	12,479,399	20,635,258

16. Retirement Plans

The Company sponsors a 401(k) retirement plan, in which substantially all U.S. employees are eligible to participate upon employment. Participants may contribute a percentage of their annual compensation to this plan, subject to statutory limitations. Effective January 1, 2020, the Company adopted a policy to match 50% of the employee contributions to the 401(k) plan up to a maximum of 6% of the participating employee's eligible earnings, resulting in a maximum company match of 3% of the participating employee's eligible earnings subject to statutory limitations. The Company recognized $1.9 million and $1.1 million in expense related to the match during the years ended December 31, 2025 and 2024, respectively.

Beginning in 2025, the Company sponsors a defined contribution pension plan for its employees in Ireland. Participants contribute a percentage of their annual compensation to this plan, subject to statutory requirements. The Company contributes 10% of the participating employee's eligible earnings. The Company recognized an immaterial amount of expense during the year ended December 31, 2025.

17. Segment Reporting

The Company operates and manages its business on a consolidated basis as a single reportable and single operating segment for the purposes of assessing performance and making operating decisions. The Company's chief executive officer, who is the chief operating decision maker ("CODM"), reviews the Company's financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. When evaluating the Company's financial performance, the CODM regularly reviews net loss. The CODM considers net loss in making decisions on how to allocate resources. Net loss is used to monitor budget versus actual results in an effort to refine forecasts and control costs. The measure of segment assets is reported on the balance sheet as total consolidated assets. All of the Company's long-lived assets are held in the United States.

The following table presents significant expense information about the Company's operating segment:

		Year Ended December 31,		
		2025		2024
Operating expenses:				
Employee related expense[1]	$	119,262	$	68,790
External R&D expense - Apitegromab[3]		89,802		78,290
External R&D expense - SRK-181		2,408		9,957
External R&D expense - SRK-439[3]		8,969		11,638
External R&D expense - Early research and other[3]		6,677		3,047
External expense - G&A		56,083		22,384
Other segment items[2]		24,187		19,383
Equity-based compensation expense		75,600		36,628
Depreciation and amortization expense		1,657		1,937
Other non-operating expense/(income), net[3]		(6,706)		(5,760)
Net loss	$	377,939	$	246,294

(1) Excludes equity-based compensation expense.
(2) Consists of other segment expenses related to supplies, corporate and facilities expenses.
(3) Certain prior period amounts have been recast to conform with current period presentation.

18. Subsequent Events

In February 2026, the Company entered into the 2026 Loan Agreement with Blue Owl for up to $350.0 million, of which $100.0 million of the initial term loan (the "Initial Term Loan") was received in February 2026. The Company used the proceeds of the Initial Term Loan upon the closing under the 2026 Loan Agreement to repay all outstanding obligations, totaling $103.7 million, under the Existing Loan Agreement with Oxford and upon such repayment, terminated the Existing Loan Agreement. The amount repaid by the Company included $100.0 million of outstanding indebtedness plus accrued and unpaid interest as of February 27, 2026 (the "Closing Date") and fees. As a result of the termination, all credit commitments under the Existing Loan Agreement were terminated and all security interests and guarantees executed in connection with the Existing Loan Agreement were released.

An initial delayed draw term loan commitment in an aggregate principal amount not to exceed $100.0 million will be available after the Closing Date until the earliest of the full usage thereof, termination thereof and March 31, 2026 (the "DDTL-1 Commitments", and any term loans made with respect thereto, the "DDTL-1 Term Loans"), which the Company may borrow at our sole option upon satisfying certain customary conditions, including satisfaction of the minimum cash covenant.

XBRL-Only Content Section

Element	Value
dei:EntityCentralIndexKey#	0001727196
dei:CurrentFiscalYearEndDate	--12-31
dei:DocumentFiscalYearFocus	2025
Dei:DocumentFiscalPeriodFocus	FY
dei:AmendmentFlag	False

Tagging note – Basic EPS on FF, Diluted in Note. All elements in both linkroles.

Exhibit 4.7

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

SCHOLAR ROCK HOLDING CORPORATION

Warrant Shares: [_____]   Initial Exercise Date: October __, 2025

THIS COMMON STOCK PURCHASE WARRANT (the "Warrant") certifies that, for value received, _____ or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on [_____], 2026 (the "Termination Date") but not thereafter, to subscribe for and purchase from Scholar Rock Holding Corporation, a company incorporated under the laws of the State of Delaware (the "Company"), up to [_____ (_____)] shares (as subject to adjustment hereunder, the "Warrant Shares") of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.   Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

"Affiliate" means any Person directly or indirectly is controlled by, controlling or under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the common stock of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Trading Day" means any weekday on which the Trading Market is open for trading. If the Common Stock is not listed or admitted for trading, "Trading Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in New York City are authorized or required by law or other governmental action to close..

"Trading Market" means the Nasdaq Global Select Market and any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

"Transfer Agent" means Computershare Trust Company, Inc., the current transfer agent of the Company, located at 150 Royall Street, Canton, MA 02021, and any successor transfer agent of the Company.

"Warrant Agent" means initially the Company, but upon ten (10) days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

"Warrants" means this Warrant.

Section 2.   Exercise.

a)   Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed e-mail attachment of the Notice of Exercise in the form annexed hereto (the "Notice of Exercise"). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer unless the "net exercise" procedures specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. **The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.**

b)   Exercise Price. The exercise price per share of Common Stock under this Warrant shall be equal to [the average closing price of the Company's Common Stock from October 20, 2025 through October 24, 2025 as reported by Bloomberg L.P.], subject to adjustment hereunder (the "Exercise Price").

c)   Cashless Exercise. Notwithstanding anything to the contrary set forth herein, this Warrant may also be exercised, in whole or in part, at such time by means of a "cashless exercise" arrangement in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the closing price of the Common Stock on the Trading Market as reported by Bloomberg L.P. on the date of the Notice of Exercise;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

d)   Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Holder or (B) this Warrant is being exercised via net exercise, and otherwise by physical delivery of a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price (other than in the case of a net exercise) to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a net exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.

ii.   Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.   Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise by providing the Company with written notice of rescission.

iv.   No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round down to the nearest whole share.

v.   Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vi.   Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3. Certain Adjustments.

a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) other than dividends or distributions subject to Section 3(a) (a "Distribution"), then in each such case, at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate

in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c) <u>Calculations</u>. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

d) <u>Notice to Holder</u>.

i. <u>Adjustment to Exercise Price</u>. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. <u>Notice to Allow Exercise by Holder</u>. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

Section 4.   <u>Transfer of Warrant</u>.

a)   <u>Transferability</u>. The Holder may not transfer or assign this Warrant and all rights hereunder, in whole or in part unless such transfer is to the Holder's successors and Affiliates. Upon transfer to a successor or Affiliate, the Holder shall surrender this Warrant at the principal office of the Company or its designated agent, and provide a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)   <u>New Warrants</u>. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division

or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) <u>Warrant Register</u>. The Warrant Agent shall register this Warrant, upon records to be maintained by the Warrant Agent for that purpose (the "<u>Warrant Register</u>"), in the name of the record Holder hereof from time to time. The Company and the Warrant Agent may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

<u>Section 5</u>. <u>Miscellaneous</u>.

a) <u>No Rights as Stockholder Until Exercise</u>. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d). Without limiting any rights of a Holder to receive Warrant Shares on a "net exercise" pursuant to Section 2(c) or to receive cash payments pursuant to Section 2(d), in no event shall the Company be required to net cash settle an exercise of this Warrant.

b) <u>Loss, Theft, Destruction or Mutilation of Warrant</u>. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c) <u>Saturdays, Sundays, Holidays, etc</u>. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d) <u>Authorized Shares</u>.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable

therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

f)   Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize net exercise, will have restrictions upon resale imposed by state and federal securities laws.

g)   Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)   Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, or via e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at Scholar Rock Holding Corporation, 301 Binney Street, 3rd Floor, Cambridge, MA 02142, Attention: General Counsel, email address: jho@scholarrock.com, or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Company. Any

notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

i) <u>Limitation of Liability</u>. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) <u>Remedies</u>. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) <u>Successors and Assigns</u>. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) <u>Amendment</u>. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder or the beneficial owner of this Warrant, on the other hand.

m) <u>Severability</u>. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) <u>Headings</u>. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

SCHOLAR ROCK HOLDING CORPORATION

By:_____
    Name:
    Title:

NOTICE OF EXERCISE

TO: SCHOLAR ROCK HOLDING CORPORATION

(1)   The undersigned hereby elects to purchase _____ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)   Payment shall take the form of (check applicable box):

[ ] in lawful money of the United States; or

[ ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with subsection 2(d), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the net exercise procedure set forth in subsection 2(c).

(3)   Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

(4)The time of day this Notice of Exercise is being executed is:

The Warrant Shares shall be delivered to the following DWAC Account Number:

_____

_____

_____

[SIGNATURE OF HOLDER]
Name of Investing Entity: _____
Signature of Authorized Signatory of Investing Entity: _____
Name of Authorized Signatory: _____
Title of Authorized Signatory: _____
Date: _____

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to _____, a[/n] [Affiliate] [successor] of the Holder.

Name:

_____
(Please Print)

Address:

_____
(Please Print)

Phone Number:

_____

Email Address:

_____

Dated: _____ __, _____

Holder's Signature:

Holder's Address:

Exhibit 4.8

SCHOLAR ROCK HOLDING CORPORATION

AMENDMENT NO. 1 TO COMMON STOCK PURCHASE WARRANT

This Amendment No. 1 to Common Stock Purchase Warrant (this "*Amendment*") is made as of January 31, 2026 by and among Scholar Rock Holding Corporation, a Delaware corporation (the "*Company*"), and [_____] (the "*Holder*"). Capitalized terms used herein and not defined shall have the respective meanings ascribed to such terms in the Warrant (as defined below).

RECITALS

WHEREAS, the Company issued to the Holder that certain Common Stock Purchase Warrant (the "*Warrant*"), with an Initial Exercise Date of October 24, 2025, to purchase Warrant Shares;

WHEREAS, pursuant to Section 5(l) of the Warrant, the provisions of the Warrant may be amended only with the written consent of the Company and the Holder or the beneficial owner of the Warrant; and

WHEREAS, the Company and the Holder mutually wish to amend the Warrant.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Company and the Holder agree that the Warrant shall be amended as follows:

AGREEMENT

1. **Amendments**.

(a)   Effective as of the date hereof, the Initial Exercise Date is hereby amended, restated and replaced in its entirety to read as follows:

"Initial Exercise Date: April 1, 2026"

(b)   Effective as of the date hereof, the introductory paragraph of the Warrant is hereby amended, restated and replaced in its entirety to read as follows:

"THIS COMMON STOCK PURCHASE WARRANT (the "Warrant") certifies that, for value received, _____ or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Initial Exercise Date and on or prior to 5:00 p.m. (New York City time) on April 30, 2026 (the "Termination Date") but not thereafter, to subscribe for and purchase from Scholar Rock Holding Corporation, a company incorporated under the laws of the State of Delaware (the "Company"), up to [_____ (_____)] shares (as subject to adjustment hereunder, the "Warrant Shares") of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b)."

2. **Construction.** The terms of this Amendment amend and modify the Warrant as if fully set forth therein. If there is any conflict between the terms, conditions and obligations of this Amendment and the Warrant, this Amendment's terms, conditions and obligations shall control. All other provisions of the Warrant not specifically modified by this Amendment are preserved. This Amendment shall be deemed incorporated into and made a part of the Warrant.

3.   **Governing Law; Jurisdiction.** ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION AGREEMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

4.   Holder represents and covenants that Holder provides and, from the Initial Exercise Date through the Termination Date, shall continue to provide significant services (as defined in 26 C.F.R. 1.409A-1(f)(2)(iii)) to two or more service recipients (as defined in 26 C.F.R. 1.409A-1(g)) to which the Holder is not related and that are not related to one another (with the term "related" as defined in 26 C.F.R. 1.409A-1(f)(2)(ii)). Holder and the Company agree that, based on current Treasury Department and Internal Revenue Service guidance under Section 409A of the U.S. Internal Revenue Code of 1986, as amended ("Section 409A"), any consideration paid to Holder shall be exempt from Section 409A pursuant to 26 C.F.R. 1.409A-1(f)(2). Therefore, the Company intends to treat the compensation payable under this Warrant as exempt from Section 409A. However, subsequent guidance or facts could cause the Company to determine that a different treatment under Section 409A is required. As provided in this Warrant, the Company is not guaranteeing or warranting any particular tax result for Holder.

5.   **Counterparts.** This Amendment may be executed in counterpart, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[*Signature Page Follows*]

Exhibit 4.8

The parties have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

SCHOLAR ROCK HOLDING CORPORATION

By: _____
Name:
Title:

HOLDER:

[HOLDER]
By: [MANAGER]

By: _____
Name: [NAME]
Title: [TITLE]

Address: [ADDRESS 1]
            [ADDRESS 2]

Email: [EMAIL]

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT WAS OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

FINANCING AGREEMENT

dated as of February 27, 2026

among

SCHOLAR ROCK HOLDING CORPORATION,
as Borrower,

CERTAIN SUBSIDIARIES OF BORROWER,
as Guarantors,

VARIOUS LENDERS FROM TIME TO TIME PARTY HERETO,

AND

LSI FINANCING LLC,
as Administrative Agent

TABLE OF CONTENTS

FINANCING AGREEMENT

This FINANCING AGREEMENT, dated as of February 27, 2026, is entered into by and among SCHOLAR ROCK HOLDING CORPORATION, a Delaware corporation ("Borrower"), and certain Subsidiaries of Borrower, as Guarantors, the Lenders from time to time party hereto, and LSI FINANCING LLC ("LSI"), as administrative agent for the Lenders (in such capacity, "Administrative Agent").

RECITALS

WHEREAS, capitalized terms used in these Recitals shall have the respective meanings set forth for such terms in Section 1.1 hereof;

WHEREAS, Lenders have agreed to extend certain senior secured credit facilities to Borrower, in an aggregate principal amount not to exceed $550,000,000, consisting of (a) an initial term loan in an aggregate principal amount equal to $100,000,000, (b) initial delayed draw term loans in an aggregate principal amount not to exceed $100,000,000, (c) additional delayed draw term loans in an aggregate principal amount not to exceed $150,000,000 and (d) an uncommitted incremental facility in an aggregate principal amount not to exceed $200,000,000, in each case the proceeds of which will be used as described in Section 2.2;

WHEREAS, Borrower has agreed to secure all of its Obligations by granting to Administrative Agent, for the benefit of Secured Parties, a First Priority Lien on all of its Collateral, including a pledge of all of the Capital Stock of each of its Subsidiaries that is Collateral; and

WHEREAS, Guarantors have agreed to guarantee the Obligations of Borrower hereunder and to secure their respective Obligations by granting to Administrative Agent, for the benefit of Secured Parties, a First Priority Lien on all of their respective Collateral, including a pledge or mortgage of all of the Capital Stock of each of their respective Subsidiaries that is Collateral.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

"ABL Facility" means an asset-backed loan facility among one or more Loan Parties and one or more commercial or investment banks engaged in the business of making commercial loans, and any restatements, extensions, refinancings and replacements thereof constituting an asset-backed loan facility among one or more Loan Parties and one or more commercial or investment banks engaged in the business of making commercial loans.

"Acceptable Intercreditor Agreement" means[***].

"Acquisition Consideration" means the cash consideration [***] in respect of any applicable acquisition by Borrower or any of its applicable Subsidiaries; provided [***].

"Administrative Agent" has the meaning specified in the preamble hereto.

"Administrative Agent's Account" means an account at a bank designated by Administrative Agent from time to time as the account into which the Loan Parties shall make all payments to Administrative Agent under this Agreement and the other Loan Documents.

"Adverse Proceeding" means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Borrower or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims) or other regulatory body or any mediator or arbitrator, whether pending or threatened in writing against Borrower or any of its Subsidiaries or any property of Borrower or any of its Subsidiaries.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affected Lender" has the meaning specified in Section 2.18(b).

"Affected Loans" has the meaning specified in Section 2.18(b).

"Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or Capital Stock, by contract or otherwise. Notwithstanding anything herein to the contrary, in no event shall Administrative Agent or any Lender or any of their Affiliates or Related Funds be considered an "Affiliate" of any Loan Party. Any reference to an Affiliate of LSI (or its Affiliates) shall include Blue Owl Capital Corporation and its affiliated funding entity, Hedgewig Funding I LLC, and any Person that is controlled or managed by Blue Owl Capital Corporation or LSI (or its Affiliates), or where Blue Owl Capital Corporation or LSI, together with its Affiliates, has a direct or indirect majority economic interest therein.

"Aged Payables Amount" means, as of any date of determination, the aggregate amount of the Loan Parties' total accounts payable that, as of such date, has not been paid [***] day after the due date associated with such accounts.

"Agent Fee Letter" means the fee letter agreement, dated the Closing Date, between Borrower and Administrative Agent.

"Aggregate Amounts Due" has the meaning specified in Section 2.13.

"Aggregate Payments" has the meaning specified in Section 7.2.

"Agreement" means this Financing Agreement and any annexes, exhibits and schedules attached hereto.

"Anti-Corruption Laws" means all Requirements of Law concerning or relating to bribery or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended, and the anti-bribery and anti-corruption laws and regulations of those jurisdictions in which the Loan Parties do business.

"Anti-Terrorism Laws" means any Requirement of Law relating to terrorism or money laundering, including, without limitation, (a) the Money Laundering Control Act of 1986 (*i.e.*, 18 U.S.C. §§ 1956 and 1957), (b) the Currency and Foreign Transactions Reporting Act (31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959) (the "Bank Secrecy Act"), (c) the PATRIOT Act, (d) the laws, regulations and Executive Orders administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"), (e) the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 and implementing regulations by the United States Department of the Treasury, (f) any law prohibiting or directed against terrorist activities or the financing of terrorist activities (*e.g.*, 18 U.S.C. §§ 2339A and 2339B), or (g) any similar laws enacted in the United States or any other jurisdictions in which the parties to this Agreement operate, as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced and all other present and future legal requirements of any Governmental Authority governing, addressing, relating to, or attempting to eliminate, terrorist acts and acts of war and any regulations promulgated pursuant thereto.

"Applicable Margin" means (a) with respect to a Term Loan that is a Term SOFR Loan, 5.00% per annum and (b) with respect to a Term Loan that is a Base Rate Loan, 4.00% per annum.

"Application Event" means the (a) occurrence and continuance of an Event of Default and (b) the election by Administrative Agent or the Required Lenders during the continuance of such Event of Default to require that payments and proceeds of Collateral be applied pursuant to Section 2.12(f).

"Arranger Fee Letter" means the arranger fee letter agreement, dated the Closing Date, between Borrower and Blue Owl Credit Advisors LLC.

"Asset Sale" means a sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer, license or sublicense or other disposition to, or any exchange of property with, any Person (other than to a Loan Party), in one transaction or a series of transactions, in each case, of all or any part of the Borrower's or its Subsidiaries' businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Capital Stock of any Loan Party. For purposes of clarification, "Asset Sale" shall include (a) the sale or other disposition for value of any contracts, (b) any disposition of property through a "plan of division" under the Delaware Limited Liability Company Act or any comparable transaction under any similar law, (c) any sale of accounts (or any rights thereto (including, without limitation, any rights to any residual payment stream with respect thereto)) by any Loan Party or Subsidiary of Borrower, (d) any Product Agreement, (e) any Permitted Product Agreement Transaction and (f) any Royalty Monetization Transaction.

Notwithstanding the foregoing, in this Agreement or any other Loan Document, none of the following items will be deemed to be an Asset Sale:

(i) an issuance of Capital Stock by a Subsidiary of Borrower to Borrower or to another Loan Party;

(ii) an issuance of Capital Stock or convertible Indebtedness by Borrower;

(iii) use or transfer of Cash or Cash Equivalents in a manner that is not prohibited by the terms of this Agreement or the other Loan Documents; and

(iv) [***].

"Assignment Agreement" means an Assignment and Assumption Agreement substantially in the form of Exhibit A, with such amendments or modifications as may be reasonably approved by Administrative Agent [***].

"Auditor's Determination" has the meaning specified in Section 7.15(g).

"Authorized Officer" means [***].

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 2.19(d).

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bank Secrecy Act" has the meaning specified in the definition of "Anti-Terrorism Laws".

"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.

"Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%, (c) Term SOFR (which rate shall be calculated based upon an Interest Period of three months and to be determined on a daily basis) plus 1.00%, and (d) 2.00% per annum. Any change in the Prime Rate, the Federal Funds Effective Rate or Term SOFR shall be effective on the effective day of such change in the Prime Rate, the Federal Funds Effective Rate or Term SOFR, respectively.

"Base Rate Loan" means a Loan bearing interest at a rate determined by reference to the Base Rate.

"Base Rate Term SOFR Determination Day" has the meaning specified in the definition of "Term SOFR".

"Benchmark" means, initially, Term SOFR; provided that if a Benchmark Transition Event has occurred with respect to Term SOFR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.19(a).

"Benchmark Replacement" means, with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been reasonably selected by Administrative Agent in consultation with Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that if such Benchmark Replacement as so determined (including any related Benchmark Replacement Adjustment) would be less than the Floor, such Benchmark Replacement shall be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, only to the extent such adjustment is widely prevalent in the market the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been reasonably selected by Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)   in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)   in the case of clause (c) of the definition of "Benchmark Transition Event," the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)   a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such

component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Start Date" means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the ninetieth (90th) day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

"Benchmark Unavailability Period" means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.19 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.19.

"Beneficiary" means Administrative Agent and each Lender.

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in Section 4975 of the Internal Revenue Code to which Section 4975 of the Internal Revenue Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Internal Revenue Code) the assets of any such "employee benefit plan" or "plan".

"Blocked Person" means any Person: (a) that is publicly identified (i) on the most current list of "Specially Designated Nationals and Blocked Persons" published by OFAC or that ordinarily resides, or is organized or chartered, in a Sanctioned Jurisdiction or (ii) otherwise as prohibited from doing business with the United States under the International Emergency Economic Powers Act, the Trading With the Enemy Act, or any other Anti-Terrorism Law; (b) that is owned 50.0% or more (directly or indirectly, individually

or in the aggregate), or otherwise controlled (as relevant under Sanctions), by, or that is acting for or on behalf of, any Person described in clause (a)(i) above; or (c) which any Lender is otherwise prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law.

"Board of Directors" means, (a) with respect to any corporation or company, the board of directors of the corporation, company or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the board of directors of the general partner of the partnership, (c) with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of such company or the sole member or the managing member thereof, and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

"Borrower" has the meaning specified in the preamble hereto.

"Business Day" means any day that is not a Saturday, Sunday, or any other day on which the Federal Reserve Bank of New York is closed.

"Capital Lease" means, as applied to any Person, in each case, subject to Section 1.2(a)(ii), any lease of any property (whether real, personal or mixed) by that Person (a) as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person or (b) as lessee which is a transaction of a type commonly known as a "synthetic lease" (i.e., a transaction that is treated as an operating lease for accounting purposes but with respect to which payments of rent are intended to be treated as payments of principal and interest on a loan for income tax purposes).

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a company or a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, shares, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing; provided that Capital Stock shall exclude debt securities and other Indebtedness convertible into or exchangeable for any of the foregoing (including without limitation, Permitted Convertible Indebtedness).

"Cash" means money, currency or a credit balance in any demand or Deposit Account.

"Cash Equivalents" means, as at any date of determination, (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government, or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after such date, (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A 1 from S&P or at least P 1 from Moody's, (c) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A 1 from S&P or at least P 1 from Moody's, (d) certificates of deposit or bankers' acceptances maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (i) is at least "adequately capitalized" (as defined in the regulations of its primary Federal banking regulator), and (ii) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000, (e) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than $500,000,000, and (iii) has the highest rating obtainable from either S&P or Moody's, and (f) other Investments described in Borrower's investment policy as approved by Administrative Agent in writing, which may be by electronic mail (it being understood that the investment policy provided to

Administrative Agent prior to the Closing Date shall be deemed approved in writing), and the Board of Directors from time to time.

"Change of Control" means, at any time, any of the following occurrences:

(a) any Person or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall have (i) acquired beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in the securities or Capital Stock of Borrower or (ii) obtained the power (whether or not exercised) to elect a majority of the members of the Board of Directors (or similar governing body) of Borrower; provided that for purposes of this provision, any Person or group shall not be deemed to beneficially own Capital Stock to be acquired by such Person or group pursuant to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Capital Stock in connection with the transactions contemplated thereby; or

(b) any "change of control", "fundamental change" [***] or similar event shall, in each case, occur and continue under, and as defined in or set forth in any agreement evidencing any Royalty Monetization Transaction or any other Indebtedness [***], in each case in an aggregate principal amount, with respect to Indebtedness, or a put or call obligation, with respect to a Royalty Monetization Transaction, in excess of the Threshold Amount of Borrower or any of its Subsidiaries, in each case to the extent any repayment or payment obligation could result in connection with the occurrence and continuance of such event.

"Closing Date" means the date on which this Agreement becomes effective, which is February 27, 2026.

"Closing Date Refinancing" means the repayment of all outstanding Indebtedness under the Existing Credit Agreement, and the termination of all guarantees, Liens and other security interests granted thereunder or in connection therewith.

"Collateral" means, collectively, all of the real, personal and mixed property (including Capital Stock) and all interests therein and proceeds thereof now owned or hereafter acquired by any Loan Party upon which a Lien is granted or purported to be granted, in each case, by such Loan Party in favor of Administrative Agent pursuant to the Collateral Documents as security for the Obligations (excluding, in each case, any Excluded Assets).

"Collateral Access Agreement" means a collateral access agreement in form and substance reasonably satisfactory to Administrative Agent [***].

"Collateral Documents" means the Pledge and Security Agreement, any Control Agreement, any Mortgages and all other instruments, documents and agreements delivered by any Loan Party pursuant to this Agreement or any of the other Loan Documents, in each case, in connection with the grant to Administrative Agent, for the benefit of Secured Parties, of a Lien on any real, personal or mixed property of that Loan Party as security for the Obligations, in each case, as such Collateral Documents may be amended or otherwise modified from time to time.

"Collateral Documents (German)" means the Collateral Documents governed by the law of Germany.

"Collateral Documents (Swiss)" means the Collateral Documents governed by the law of Switzerland.

"Commercialization" means any and all activities directed to the manufacturing, distribution, production, marketing, detailing, promotion, selling, making available, transporting and/or securing of reimbursement of a Product (including the using, importing, exporting, selling, transporting for sale, and offering for sale or distribution of such Product), and shall include, but not be limited to, post-launch marketing, promoting, detailing, distributing, selling or making available such Product, and importing, exporting or transporting such Product for sale, and regulatory compliance with respect to the foregoing. When used as a verb, "Commercialize" shall mean to engage in Commercialization.

"Common Stock" means Borrower's common stock.

[***]

"Compliance Certificate" means a Compliance Certificate substantially in the form of Exhibit B.

"Conforming Changes" means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Base Rate," the definition of "Business Day," the definition of "U.S. Government Securities Business Day," the definition of "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period"), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, and other technical, administrative or operational matters) that Administrative Agent reasonably decides, together with the Borrower, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Administrative Agent in a manner substantially consistent with market practice (or, if Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if Administrative Agent reasonably determines that no market practice for the administration of any such rate exists, in such other manner of administration as Administrative Agent, together with the Borrower, reasonably decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Total Assets" means, at any date, total assets of the Loan Parties and their Subsidiaries calculated in accordance with GAAP on a consolidated basis as of the last day of the most recent Fiscal Quarter for which financial statements have been, or were required to be, filed or otherwise delivered pursuant to Section 5.1(b) or (c).

"Contingent" or "contingent" means, [***].

"Contractual Obligation" means, as applied to any Person, any provision of any security issued by that Person or of any indenture, mortgage, deed of trust, contract (including, but not limited to, any Material Contract), undertaking, agreement, license or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"Control Agreement" means a control agreement, account pledge, charge over accounts or similar agreement, in form and substance reasonably satisfactory to Administrative Agent [***].

"Conversion/Continuation Date" means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.

"Conversion/Continuation Notice" means a Conversion/Continuation Notice substantially in the form of Exhibit C.

"Core Product" means [***].

"Corresponding Liabilities" means all Obligations of a Loan Party as they may exist from time to time, other than its Parallel Liability.

"Counterpart Agreement" means a Counterpart Agreement substantially in the form of Exhibit D delivered by a Loan Party pursuant to Section 5.10.

"Credit Date" means the date of a Credit Extension.

"Credit Extension" means the making of a Loan.

"Data" means customer lists, correspondence, data, submissions and licensing and purchasing histories relating to customers of Borrower or any Subsidiary, and all other reports, information and documentation collected or maintained by Borrower or any Subsidiary (a) regarding purchasers of Borrower or any Subsidiary's products and the visitors to websites owned or controlled by Borrower or any of its Subsidiaries or (b) comprising confidential or proprietary information of Borrower or any third party for which Borrower owes an obligation of protection.

"Data Protection Laws" means applicable Requirements of Law concerning the protection, privacy or security of Personal Information (including any applicable laws of jurisdictions where the Personal Information was collected or otherwise processed) and other applicable consumer protection laws, and all regulations promulgated thereunder, including, without limitation, the Swiss Federal Act on Data Protection of 25 September 2020 (*Datenschutzgesetz, DSG*), HIPAA, the European Union General Data Protection Regulation 2016/679 (and all laws or regulations implementing or supplementing it) (GDPR), the GDPR as it forms part of United Kingdom law by virtue of section 3 of the European Union (Withdrawal) Act 2018, the German Federal Data Protection Act (*Bundesdatenschutzgesetz*), the Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons (90 Fed. Reg. 1636 (Jan. 8, 2025) codified at 28 C.F.R. § 202, including any amendments thereto and guidance issued thereunder (together, the U.S. Data Security Program)), the California Consumer Privacy Act (as amended), and Section 5 of the Federal Trade Commission Act.

"DDTL-1 Commitment" means the commitment of a Lender to make or otherwise fund a DDTL-1 Term Loan. The amount of each Lender's DDTL-1 Commitment, if any, is set forth on Appendix A-2 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the DDTL-1 Commitments as of the Closing Date is $100,000,000.

"DDTL-1 Commitment Period" means the time period commencing on Closing Date through and including the DDTL-1 Commitment Termination Date.

"DDTL-1 Commitment Termination Date" means the earliest to occur of (a) the date that all of the DDTL-1 Commitments are permanently reduced to zero pursuant to Section 2.1(a) or 2.9(b), (b) the date of the termination of all of the DDTL-1 Commitments pursuant to Section 8.2, and (c) March 31, 2026.

"DDTL-1 Term Loans" means any Term Loans funded after the Closing Date pursuant to Section 2.1(a)(ii).

"DDTL-2 Commitment" means the commitment of a Lender to make or otherwise fund a DDTL-2 Term Loan. The amount of each Lender's DDTL-2 Commitment, if any, is set forth on Appendix A-3 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the DDTL-2 Commitments as of the Closing Date is $150,000,000.

"DDTL-2 Commitment Period" means the time period commencing on the date on which FDA Approval is obtained through and including the DDTL-2 Commitment Termination Date.

"DDTL-2 Commitment Termination Date" means the earliest to occur of (a) the date that all of the DDTL-2 Commitments are permanently reduced to zero pursuant to Section 2.1(a) or 2.9(b), (b) the date of the termination of all of the DDTL-2 Commitments pursuant to Section 8.2, and (c) September 30, 2027.

"DDTL-2 Term Loans" means any Term Loans funded after the Closing Date pursuant to Section 2.1(a)(ii).

"Debtor Relief Law" means the Bankruptcy Code, the Federal Act on Debt Enforcement and Bankruptcy (*Bundesgesetz über Schuldbetreibung und Konkurs*), the German Insolvency Code (*Insolvenzordnung*), and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, examinership, reorganization, or similar debtor relief law of the United States, Germany, Ireland, Switzerland, or other applicable jurisdiction from time to time in effect.

"Default" means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

"Default Excess" means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender's Pro Rata Share of the aggregate outstanding principal amount of Term Loans of all Lenders (calculated as if all Defaulting Lenders (other than such Defaulting Lender) had funded all of their respective Defaulted Loans) over the aggregate outstanding principal amount of all Term Loans of such Defaulting Lender.

"Default Period" means, with respect to any Defaulting Lender, the period commencing on the date of the applicable Funding Default and ending on the earliest of the following dates: (a) the date on which all Term Loan Commitments are cancelled or terminated and/or the Obligations are declared or become immediately due and payable, (b) the date on which (i) the Default Excess with respect to such Defaulting Lender shall have been reduced to zero (whether by the funding by such Defaulting Lender of any Defaulted Loans of such Defaulting Lender or by the non pro rata application of any voluntary or mandatory prepayments of the Loans in accordance with the terms of Section 2.9 or Section 2.10 or by a combination thereof), and (ii) such Defaulting Lender shall have delivered to Borrower and Administrative Agent a written reaffirmation of its intention to honor its obligations hereunder with respect to its Term Loan Commitments, (c) the date on which Borrower, Administrative Agent and Required Lenders waive all Funding Defaults of such Defaulting Lender in writing, and (d) the date on which Administrative Agent shall have waived all violations of Section 9.5(c) by such Defaulting Lender in writing.

"Default Rate" has the meaning specified in Section 2.6.

"Defaulted Loan" has the meaning specified in Section 2.17.

"Defaulting Lender" has the meaning specified in Section 2.17.

"Delayed Draw Term Loan Commitment" means the DDTL-1 Commitments and the DDTL-2 Commitments.

"Delayed Draw Term Loans" means the DDTL-1 Term Loans and the DDTL-2 Term Loans.

"Deposit Account" means a "deposit account" as defined in Article 9 of the UCC.

"Disposal Period" has the meaning specified in Section 7.15(j).

"Disputes" means, collectively, any opposition, reexamination, inter partes review, post-grant review, interference, derivation or other post-grant proceeding, injunction, claim, suit, action, subpoena, hearing, inquiry, investigation (by the International Trade Commission or otherwise), complaint, arbitration, mediation, demand, decree or other dispute, disagreement, or proceeding. [***].

"Disqualified Capital Stock" means any Capital Stock that, by its terms (or by the terms of any security or other Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition, (a) matures or is mandatorily redeemable (other than solely for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior payment in full of the Obligations and the termination of the Term Loan Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Capital Stock), in whole or in part (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior payment in full of the Obligations and the termination of the Term Loan Commitments), (c) provides for the scheduled payments of dividends or distributions in cash, or (d) is convertible into or exchangeable for (i) Indebtedness or (ii) any other Capital Stock that would constitute Disqualified Capital Stock, in each case of clauses (a) through (d), prior to the date that is [***] days after the Term Loan Maturity Date; provided that if such Capital Stock is issued pursuant to a plan for the benefit of current or former employees, directors, independent contractors or other service providers of the Loan Parties or by any such plan to such current or former employees, directors, independent contractors or other service providers, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by a Loan Party in order to satisfy applicable statutory or regulatory obligations, including tax withholding, or as a result of such current or former employee's, director's, independent contractor's or other service provider's termination, death or disability; provided further that Disqualified Capital Stock shall exclude Permitted Equity Derivatives.

"Disqualified Institution" means [***].

"Dollars" and the sign "$" mean the lawful money of the United States of America.

"DPTA" has the meaning specified in Section 7.15(b)(ii).

[***].

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Eligible Assignee" means (a) any Lender, any Affiliate of any Lender and any Related Fund (any two or more Related Funds being treated as a single Eligible Assignee for all purposes hereof), (b) any commercial bank, insurance company, investment or mutual fund or other entity that is an "accredited investor" (as defined in Regulation D under the Securities Act) and which extends credit or buys loans as one of its businesses, and (c) any other Person (other than a natural Person); provided, that, neither Borrower nor any Affiliate of Borrower [***] shall, in any event, be an Eligible Assignee.

"Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed by, Borrower, any of its Subsidiaries and, solely for purposes of Title IV of ERISA or Section 412 of the Code or Section 4980B of the Code and Sections 601 through 608 of ERISA, any ERISA Affiliate.

"Environmental Claim" means any complaint, summons, citation, investigation, notice, directive, notice of violation, order, claim, demand, action, litigation, judicial or administrative proceeding, judgment, letter or other written communication from any Governmental Authority or any other Person, involving (a) any actual or alleged violation of any Environmental Law, (b) any Hazardous Material or any actual or alleged Hazardous Materials Activity, (c) injury to the environment, natural resource, any Person (including wrongful death) or property (real or personal) in connection with Hazardous Materials or actual or alleged violations of Environmental Laws, or (d) actual or alleged Releases or threatened Releases of Hazardous Materials either (i) on, at or migrating from any assets, properties or businesses currently or formerly owned or operated by any Loan Party or any of its Subsidiaries or any predecessor in interest, (ii) from adjoining properties or businesses, or (iii) onto any facilities which received Hazardous Materials generated by any Loan Party or any of its Subsidiaries or any predecessor in interest.

"Environmental Laws" means any and all current or future foreign or domestic, federal or state (or any subdivision of either of them), statutes, ordinances, orders, rules, regulations, judgments, decrees, permits, licenses or binding determinations of any Governmental Authorizations, or any other requirements of Governmental Authorities relating to (a) the manufacture, generation, use, storage, transportation, treatment, disposal or Release of Hazardous Materials, or (b) occupational safety and health, industrial hygiene, land use or the protection of the environment, human, plant or animal health or welfare.

"Environmental Liabilities and Costs" means all liabilities, monetary obligations, losses (including monies paid in settlement), damages, punitive damages, natural resources damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigations and feasibility studies), fines, penalties, sanctions and interest incurred in connection with any Remedial Action, any Environmental Claim, or any other claim or demand by any Governmental Authority or any Person that relates to any actual or alleged violation of Environmental Laws, actual or alleged exposure or threatened exposure to Hazardous Materials, or any actual or alleged Release or threatened Release of Hazardous Materials.

"Environmental Lien" means any Lien in favor of any Governmental Authority for Environmental Liabilities and Costs.

"Equitably Subordinated Creditor" means any of Administrative Agent and the Lenders whose Term Loans, Term Loan Commitments, any other participation rights (including by way of sub-participation) and/or any other rights and claims under the Loan Documents against a German Loan Party which, prior to or in an insolvency of such German Loan Party, would be subordinated or could be subject to potential avoidance claims pursuant to Section 39 (1) no. 5, Section 39 (2) or Section 135 of the German Insolvency Code (*Insolvenzordnung*) or Section 6 of the German Avoidance Act (*Anfechtungsgesetz*) (the "Equitably Subordinated Liabilities").

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means, as applied to any Person, (a) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (b) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (c) solely for purposes of provisions relating to Section 412 of the Internal Revenue Code, any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (a) above or any trade or business described in clause (b) above is a member. Any former ERISA Affiliate of Borrower or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Borrower or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Borrower or such Subsidiary and with respect to liabilities arising after such period for which Borrower or such Subsidiary could be liable under the Internal Revenue Code or ERISA.

"ERISA Event" means (a) a "reportable event" within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for thirty day notice to the PBGC has been waived by regulation), (b) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 430 of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan, (c) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA, (d) the withdrawal by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA, (e) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which constitutes grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, (f) the imposition of liability on Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA, (g) the withdrawal of Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA, (h) the imposition on Borrower, any of its Subsidiaries of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409 of ERISA, (i) or (l) or 4701 of ERISA in respect of any Employee Benefit Plan, (i) of the imposition on Borrower or any of its Subsidiaries of material liability arising out of a material claim (other than routine claims for benefits) against any Employee Benefit Plan other than a Multiemployer Plan or the assets thereof, or against Borrower or any of its Subsidiaries in connection with any Employee Benefit Plan, (j) receipt from the

Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code, or (k) the imposition of a Lien pursuant to Section 430(k) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan.

"Erroneous Payment" has the meaning specified in Section 9.12(a).

"Erroneous Payment Subrogation Rights" has the meaning specified in Section 9.12(d).

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Default" means each of the conditions or events set forth in Section 8.1.

"Examiner" has the meaning given to that term in Section 2 of the Irish Companies Act and "examinership" shall be construed accordingly.

"Exchange Act" means the Securities Exchange Act of 1934.

"Excluded Account" means Deposit Accounts and Securities Accounts, (a) the balance of which consists exclusively of withheld income taxes and foreign, federal, state or local employment taxes in such amounts as are required to be paid to the Internal Revenue Service or any other government agencies within the following two months with respect to employees of Borrower or any of its Subsidiaries, (b) used exclusively for payroll to or for the benefit of employees of Borrower or any of its Subsidiaries in such amounts as are required to be paid to such employees within the existing payroll cycle and the immediately succeeding payroll cycle, (c) which are exclusively health care reimbursement accounts or employee benefits accounts, including any accounts exclusively containing amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3-102 on behalf of or for the benefit of employees of Borrower or any of its Subsidiaries, (d) all segregated Deposit Accounts and Securities Accounts constituting (and the balance of which consists solely of funds set aside in connection with) fiduciary accounts and trust accounts, (e) any other Deposit Accounts and Securities Accounts that have amounts on deposit that do not exceed [***], (f) which are exclusively holding cash collateral or other deposits constituting Liens permitted by clause (o) of the definition Permitted Liens, (g) that are zero balance accounts, and (h) that are segregated accounts that solely hold cash payments or proceeds of receivables, revenues, royalties or similar amounts, in each case, sold or financed pursuant to a Permitted Royalty Monetization Transaction.

"Excluded Asset" has the meaning specified in the Pledge and Security Agreement (or any other equivalent term under any other Collateral Document, including any foreign Collateral Document).

"Excluded Subsidiary" means (a) any not-for-profit Subsidiary, (b) any captive insurance entity, (c) any merger Subsidiary formed in connection with a Permitted Acquisition so long as such merger Subsidiary is merged out of existence pursuant to such Permitted Acquisition or dissolved within [***] days of its formation thereof or such later date as permitted by Administrative Agent in its reasonable discretion, (d) any Subsidiary that is an Immaterial Subsidiary, (e) any Subsidiary that is prohibited or restricted by any Requirement of Law or by contractual obligations existing on the Closing Date (or, in the case of any newly acquired Subsidiary, in existence at the time of acquisition but not entered into in contemplation thereof) from guaranteeing the Obligations or if guaranteeing the Obligations would require governmental (including regulatory) consent, approval, license or authorization, unless such consent,

approval, license or authorization has been obtained, including, for the avoidance of doubt, MSC Subsidiary (but only for so long as it qualifies as a Massachusetts securities corporation by meeting the requirements of Chapter 63, Section 38B of the Massachusetts General Laws), and (f) [***]. Notwithstanding the foregoing, no Subsidiary that is (i) party to any Royalty Monetization Transaction, (ii) party to any Material Contract [***], or (iii) holds any material Intellectual Property or Material Authorization [***] shall be an "Excluded Subsidiary".

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or commitment hereunder pursuant to a law in effect on the date on which (i) such Lender acquires such interest in such commitment (or, in the case of Loan not funded by such Lender pursuant to a prior commitment, acquires such interest in such Loan), other than pursuant to an assignment request by Borrower under Section 2.20(b) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.18, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender acquired the applicable interest in such commitment or Loan (as applicable) or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient's failure to comply with Section 2.15(d), and (d) any withholding Taxes imposed under FATCA.

"Existing Credit Agreement" means that certain Amended and Restated Loan and Security Agreement, dated as of February 10, 2025, by and among Borrower, certain of Borrower's Subsidiaries, the several banks and other financial institutions or entities from time to time thereto and Oxford Finance LLC, a Delaware limited liability company, as amended.

"Fair Share" has the meaning specified in Section 7.2.

"FASB ASC" means the Accounting Standards Codification of the Financial Accounting Standards Board.

"FATCA" means Sections 1471 through 1474 of the Internal Revenue Code, in effect as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to current Section 1471(b)(1) of the Internal Revenue Code (or any amended or successor version described above) and any intergovernmental agreement, treaty or convention among Governmental Authorities (and any related laws, regulations or other official administrative guidance) implementing the foregoing.

"FDA" means the U.S. Food and Drug Administration or any successor agency thereto.

"FDA Approval" means [***].

"FDA Laws" means all applicable statutes; rules and regulations; binding standards, guidelines and policies; and orders and Requirements of Law administered, implemented, enforced or issued by FDA or any comparable Governmental Authority.

"Federal Funds Effective Rate" means for any day, the rate per annum (expressed, as a decimal, rounded upwards, if necessary, to the next higher 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day.

"Federal Health Care Programs" shall mean the Medicare, Medicaid and TRICARE programs and any other state or federal government health care program, as defined in 42 U.S.C. § 1320a-7b(f).

"Fee Letters" means, collectively, (i) the Agent Fee Letter and (ii) the Arranger Fee Letter, and "Fee Letter" means either of the foregoing.

"Financial Officer Certification" means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer (or officer with similar responsibilities) of Borrower that such financial statements fairly present, in all material respects, the financial condition of Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.

"First Priority" means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject, other than any Permitted Lien (and, for the avoidance of doubt, the permitted priority of any such Permitted Lien).

"Fiscal Quarter" means a fiscal quarter of any Fiscal Year.

"Fiscal Year" means the fiscal year of Borrower and its Subsidiaries ending on December 31 of each calendar year.

"Floor" means a rate of interest equal to one percent (1.00%).

"Flow of Funds Agreement" means that certain Flow of Funds Agreement, dated as of the Closing Date, duly executed by Borrower, Administrative Agent, and any other person party thereto, in form and substance reasonably satisfactory to Administrative Agent, in connection with the disbursement of Loan proceeds in accordance with Section 2.1(a)(i).

"Foreign Lender" means a Lender that is not a U.S. Person.

"Foreign Official" means any officer or employee of a non-U.S. government or any department, agency, or instrumentality thereof, or of a state-owned or controlled entity, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

"Foreign Sovereign Immunities Act" means the US Foreign Sovereign Immunities Act of 1976 (28 U.S.C. Sections 1602-1611).

"Freely Disposable Amount" has the meaning specified in Section 7.13(a).

"Funding Default" has the meaning specified in Section 2.17.

"Funding Notice" means a written notice substantially in the form of Exhibit E.

"GAAP" means, subject to the limitations on the application thereof set forth in Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof, or in the case of any German Subsidiary, German GAAP (HGB) or IFRS, as applicable.

"German Collateral" means the Collateral granted pursuant to a Collateral Document governed by the laws of Germany.

"German GmbH Guarantor" means a Guarantor if and as long as it is incorporated under German law as a limited liability company (*Gesellschaft mit beschränkter Haftung*).

"German Guarantor" means a German GmbH Guarantor or a German KG Guarantor.

"German KG Guarantor" means a Guarantor if and as long as it is organized under German law as a limited partnership (*Kommanditgesellschaft*), the sole general partner (*persönlich haftender Gesellschafter*) of which is incorporated under German law as a limited liability company (*Gesellschaft mit beschränkter Haftung*) (such a general partner is hereinafter referred to as the "German GP Company")."German Loan Party" means any Loan Party organized in Germany.

"GmbHG" means the German Act on Limited Liability Companies (*Gesetz betreffend die Gesellschaften mit beschränkter Haftung*).

"Governmental Authority" means any federal, state, municipal, national, supranational or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, including any patent office, in each case whether associated with a state of the United States, the United States or a foreign entity or government.

"Governmental Authorization" means any permit, license, authorization, clearance, approval, Registration, plan, directive, consent order or consent decree of or from any Governmental Authority.

"Grantor" has the meaning specified in the Pledge and Security Agreement.

"Guarantee" means the Guaranty and/or any other guarantee and/or indemnity granted by the applicable Loan Party pursuant to any Loan Document.

"Guaranteed Obligations" has the meaning specified in Section 7.1.

"Guarantor" means each Subsidiary of Borrower and each other Person which guarantees, pursuant to Article VII or otherwise, all or any part of the Obligations. For the avoidance of doubt, no Excluded Subsidiary shall be required to become a Guarantor except at the election of Borrower in accordance with Section 5.10.

"Guarantor Subsidiary" means each Guarantor.

"Guaranty" means (a) the guaranty of each Guarantor set forth in Article VII and (b) each other guaranty, in form and substance reasonably satisfactory to Administrative Agent and the Borrower, made by any other Guarantor for the benefit of the Secured Parties guaranteeing all or part of the Obligations.

"Hazardous Materials" means, regardless of amount or quantity, (a) any element, compound or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, special waste, or solid waste under Environmental Laws or that is likely to cause immediately, or at some future time, harm to or have an adverse effect on, the environment or risk to human health or safety, including, without limitation, any pollutant, contaminant, waste, hazardous waste, toxic substance or dangerous good which is defined or identified in any Environmental Law and which is present in the environment in such quantity or state that it contravenes any Environmental Law, (b) petroleum and its refined products, (c) polychlorinated biphenyls, (d) any substance exhibiting a hazardous waste characteristic, including, without limitation, corrosivity, ignitability, toxicity or reactivity as well as any radioactive or explosive materials, (e) any raw materials, building components (including, without limitation, asbestos-containing materials) and manufactured products containing hazardous substances listed or classified as such under Environmental Laws, and (f) any substance or materials that are otherwise regulated under Environmental Law.

"Hazardous Materials Activity" means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

"Health Care Laws" means collectively, (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); (b) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396y (the Medicaid statute); (c) the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); (d) the civil False Claims Act, 31 U.S.C. §§ 3729 et seq.; (e) the criminal False Claims Act, 42 U.S.C. § 1320a-7b(a); (f) criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287; (g) the criminal fraud provisions under HIPAA; (h) the Civil Monetary Penalties law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (i) the U.S. Physician Payments Sunshine Act, 42 U.S.C. § 1320-7h; (j) the Exclusion Law, 42 U.S.C. § 1320a-7; (k) federal and state Requirements of Law related to the distribution, sale, or promotion of pharmaceutical products; (l) comparable foreign legislation issued by other comparable Governmental Authorities; and (m) each of (a) - (l) as amended and the regulations promulgated thereunder.

"Hedging Agreement" means any interest or foreign exchange rate swap agreement, interest or foreign exchange rate forward agreement, interest rate or foreign exchange cap agreement, interest rate or foreign exchange collar agreement, interest rate or foreign exchange hedging agreement or other similar agreement or arrangement, each of which is (a) for the purpose of hedging or mitigating the interest rate exposure or foreign exchange exposure associated with Borrower's and its Subsidiaries' operations, and (b) not for speculative purposes.

"HGB" means the German Commercial Code (*Handelsgesetzbuch*).

"Highest Lawful Rate" means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable laws now allow.

"HIPAA" means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and all regulations promulgated thereunder, and other

Requirements of Law regulating the privacy and/or security of patient-identifying health care information, including with respect to notification of breach of privacy or security of such information.

"Historical Financial Statements" means as of the Closing Date, (a) the audited financial statements of Borrower and its Subsidiaries, for the Fiscal Year ended December 31, 2024, consisting of balance sheets and the related consolidated statements of income, stockholders' equity and cash flows for such Fiscal Year, and (b) the financial statements of Borrower and its Subsidiaries for the Fiscal Quarter ended September 30, 2025, consisting of balance sheets and the related consolidated statements of income, stockholders' equity and cash flows for such Fiscal Quarter.

"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"Immaterial Subsidiary" means, as of any date of determination, any Subsidiary of a Loan Party that (a) had assets representing [***]% or less of the total assets of Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of [***] (the "Test Date") and (b) contributed [***]% or less of the total revenues of Borrower and its Subsidiaries, for [***]; provided, if at any time Subsidiaries that are not Loan Parties as a result of being Immaterial Subsidiaries comprise in the aggregate (i) more than [***]% of the total assets of Borrower and its Subsidiaries as of the Test Date, (ii) contribute more than [***]% of the total revenues of Borrower and its Subsidiaries for [***] or (iii) have Cash and Cash Equivalents in excess of $[***] as of the Test Date [***], then Borrower shall, with respect to such Subsidiary that is no longer an Immaterial Subsidiary for purposes of this Agreement, not later than [***] after the date by which financial statements for such period are required to be delivered (or such longer period as Administrative Agent may agree in its sole discretion) pursuant to Section 5.1(b) or (c), both (x) designate in writing to Administrative Agent that one or more of such Subsidiaries is no longer an Immaterial Subsidiary for purposes of this Agreement to the extent required such that the foregoing condition ceases to be true and (y) comply with the requirements set forth in Section 5.10. As of the Closing Date, the Subsidiaries listed on Schedule 1.1(B) are Immaterial Subsidiaries.

"Incremental Amendment" has the meaning specified in Section 2.20(f).

"Incremental Term Loan" has the meaning specified in Section 2.20.

"Incremental Term Loan Commitment" has the meaning specified in Section 2.20(f).

"Indebtedness" means, as applied to any Person, without duplication, (a) all indebtedness for borrowed money, (b) subject to Section 1.2(a)(ii), that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (c) all obligations of such Person evidenced by notes, bonds or similar instruments or upon which interest payments are customarily paid and all obligations in respect of notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (d) any obligation owed for all or any part of the deferred purchase price of property or services, including any earn-outs or other deferred payment obligations in connection with an acquisition to the extent such earn-outs and deferred payment obligations are not Contingent (excluding any such obligations incurred under ERISA and excluding trade payables incurred in the ordinary course of business), (e) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (f) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; provided, however, that the amount of such indebtedness will be the lesser of: (a) the fair market value (as determined in good faith by such Person) of such property or asset at such date of determination, and (b) the amount of such Indebtedness of such applicable Person (g) the face amount of

any letter of credit or letter of guaranty issued, bankers' acceptances facilities, surety bonds and similar credit transactions issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, (h) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (i) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the Indebtedness of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof, (j) any liability of such Person for the Indebtedness of another through any agreement (contingent or otherwise) (i) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (ii) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (i) or (ii) of this clause (j), the primary purpose or intent thereof is as described in clause (i) above, (k) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, including, without limitation, any Hedging Agreement, whether entered into for hedging or speculative purposes, (l) Disqualified Capital Stock, and (m) all obligations in respect of a Royalty Monetization Transaction [***]. The Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture in which such Person is a general partner or joint venturer, unless such Indebtedness is expressly non-recourse to such Person. Notwithstanding anything herein to the contrary, Indebtedness shall not include (i) prepaid or deferred revenue arising in the ordinary course of business, (ii) endorsements of checks or drafts arising in the ordinary course of business, (iii) Capital Stock to the extent not constituting Disqualified Capital Stock, (iv) any obligations in respect of any Permitted Equity Derivative, (v) deferred compensation and severance, pension, retiree welfare and equivalent benefits or any deferred obligations incurred under ERISA until such obligations become a liability on the balance sheet of such Person in accordance with GAAP, (vi) purchase price adjustments or earn outs or other Contingent payments of a similar nature (including any non-compete payments and consulting payments) made in connection with any Permitted Acquisition, Permitted Investment or other acquisitions, mergers, amalgamations, or similar transaction, in each case, to the extent such obligations have not become due and payable (provided that deferred payments that are not Contingent shall constitute Indebtedness to the extent provided in clause (d) above), (vii) non-compete or consulting obligations incurred in connection with Investments or other acquisitions, mergers, amalgamations, or similar transaction, until such obligations become a liability on the balance sheet of such Person in accordance with GAAP, (viii) unsecured installment payments or the deferred purchase price of property or services to the extent payable solely in Qualified Capital Stock of such Person, (ix) purchase price holdbacks arising in the ordinary course of business in respect of a Permitted Acquisition to satisfy obligations of the seller of such asset and (x) to the extent not evidenced by a note, bond or similar instrument, (i) any prepayments of deposits received from clients or customers in the ordinary course of business, or (ii) obligations under any license, permit or other approval (or guarantees given in respect of such obligations) incurred in the ordinary course of business.

"Indemnified Liabilities" means, collectively, any and all liabilities (including Environmental Liabilities and Costs), obligations, losses, damages (including natural resource damages), penalties, claims (including Environmental Claims), costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary to remove, remediate, clean up or abate any Hazardous Materials Activity), expenses and disbursements of any kind or nature whatsoever (including the reasonable and documented out-of-pocket fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental

Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted in writing against any such Indemnitee, in any manner relating to or arising out of (a) this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby (including the Lenders' agreement to make Credit Extensions or the use or intended use of the proceeds thereof, or any enforcement of any of the Loan Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty)), (b) the statements contained in the proposal letter delivered by any Lender to Borrower prior to the Closing Date with respect to the transactions contemplated by this Agreement, or (c) any Environmental Claim or any Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of Borrower or any of its Subsidiaries.

"Indemnified Taxes" means all (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

"Indemnitee" has the meaning specified in Section 10.3(a).

"Indemnitee Agent Party" has the meaning specified in Section 9.6.

"Initial Projections" has the meaning specified in Section 4.8.

"Initial Term Loan" means the Term Loan funded on the Closing Date pursuant to Section 2.1(a)(i).

"Initial Term Loan Commitment" means the commitment of a Lender to make or otherwise fund the Initial Term Loan and "Initial Term Loan Commitments" means such commitments of all such Lenders in the aggregate. The amount of each Lender's Initial Term Loan Commitment, if any, is set forth on Appendix A-1. The aggregate amount of the Initial Term Loan Commitments as of the Closing Date is $100,000,000.

"InsO" means the German Insolvency Code (*Insolvenzordnung*).

"Insolvency Proceeding" means any proceeding commenced by or against any Person under any provision of any Debtor Relief Law.

"Intellectual Property" has the meaning specified in the Pledge and Security Agreement.

"Intellectual Property Rights" means any and all rights, title and interests in and to all intellectual property rights of every kind and nature however denominated, as they exist throughout the world, including:

(a)   any Patent;

(b)   trademarks, trade names, service marks, brands, trade dress and logos, packaging design, slogans, domain names and the goodwill and activities associated therewith;

(c)   copyrights, rights of use and exploitation under copyright law (*urheberrechtliche Nutzungs- und Verwertungsrechte*), mask work rights, trade secrets and other rights in Know-How, database rights, including all compilations, databases and computer programs, manuals and other documentation, and all derivatives, translations, adaptations, and combinations of the above; and

(d) any and all other intellectual property rights or proprietary rights, whether or not patentable, including any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, administrative rights, and contractual rights relating to any of the foregoing, and claims of infringement and misappropriation against third parties.

"Intercompany Subordination Agreement" means that certain Intercompany Subordination Agreement, dated as of the Closing Date, made by the Loan Parties and their Subsidiaries in favor of Administrative Agent for the benefit of the Secured Parties.

"Interest Payment Date" means (a) with respect to any Base Rate Loan, the last Business Day of each Fiscal Quarter, commencing on the first such date to occur after the Closing Date, (b) with respect to any Term SOFR Loan, (i) the last Business Day of each Fiscal Quarter, commencing on the first such date to occur after the Closing Date and (ii) the last day of each Interest Period applicable to such Loan, and (c) with respect to each Loan, the final maturity date of the Loans (whether by scheduled maturity, acceleration or otherwise).

"Interest Period" means, in connection with a Term SOFR Loan, an interest period of three months (a) initially, commencing on the Credit Date or Conversion/Continuation Date thereof, as the case may be, and (b) thereafter, commencing on the day on which the immediately preceding Interest Period expires if a new Conversion/Continuation Date with such time period is started as of such expiration date; provided, (i) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day, (ii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clause (b)(iii) of this definition, end on the last Business Day of a calendar month, and (iii) no Interest Period with respect to any portion of any Term Loan shall extend beyond Term Loan Maturity Date; provided, further, that the Interest Period for any Term SOFR Loan to be made on the Closing Date may, at Borrower's option, end on March 31, 2026.

"Interest Rate Determination Date" means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.

"Internal Revenue Code" means the United States Internal Revenue Code of 1986, as amended.

"Investment" means, without duplication, (a) any direct or indirect purchase or other acquisition by Borrower or any of its Subsidiaries of, or of a beneficial interest in, any of the securities or Capital Stock or all or substantially all of the assets of any other Person (or of any product, division, product line or business line of such other Person), (b) any direct or indirect redemption, purchase or other acquisition for value, by any Subsidiary of Borrower from any Person, of any Capital Stock of such Person, (c) any direct or indirect loan, advance, or capital contributions (or transfer or similar payment made from one entity to its Subsidiary in lieu of any capital contributions that would otherwise be required) by Borrower or any of its Subsidiaries to any other Person, including all indebtedness (including, without limitation, any intercompany indebtedness) and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business, and (d) any direct or indirect guarantee of any Indebtedness of any other Person. The amount of any Investment shall be (i) the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write ups, write downs or write offs with respect to such Investment; minus (ii) the amount of (A) dividends or distributions actually received in connection with such Investment and any return of capital and (B) any payment of principal or other amounts received in respect of such Investment that in each case is received in cash or Cash Equivalents (not in excess of the amount of Investments

originally made after taking into account any additional costs thereof). In no event shall a guarantee of an operating lease of the Borrower or any of its Subsidiaries be deemed an Investment.

"Ireland" means the island of Ireland, exclusive of Northern Ireland.

"Irish Companies Act" means the Companies Act 2014 (as amended) of Ireland.

"Irish Guarantor" means any Guarantor incorporated in Ireland.

"Irish Loan Party" means any Loan Party incorporated in Ireland.

"Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form, in which Borrower or any of its Subsidiaries holds any Capital Stock; provided, in no event shall any Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.

"Know-How" means all information and materials, including but not limited to discoveries, improvements, processes, methods, protocols, formulations formulas, data (including pharmacological, toxicological, non-clinical data, clinical data, analytical and quality control data, manufacturing data and descriptions, market data, financial data or descriptions), inventions, devices, assays, chemical formulations, specifications, product samples and other samples, physical, practices, procedures, technology, techniques, designs, drawings, correspondence, computer programs, documents, apparatus, results, strategies, regulatory documentation, information and submissions pertaining to, or made in association with, filings with any Governmental Authority, research in progress, algorithms, data, databases, data collections, chemical and biological materials (including any compounds, DNA, RNA, clones, vectors, cells and any expression product, progeny, derivatives or improvements thereto), and the results of experimentation and testing, including samples in each case, knowledge, know-how, trade secrets and the like, in written, electronic, oral or other tangible or intangible form, patentable or otherwise, which are not generally known.

"Latest Maturity Date" means, as of any date of determination, the latest maturity date applicable to any Term Loan hereunder as of such date.

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"Lender" means each lender listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement other than any Person that ceases to be a party hereto pursuant to any Assignment Agreement.

"Liabilities" means all claims, actions, suits, judgments, damages, losses, liability, obligations, responsibilities, fines, penalties, sanctions, costs, fees, taxes, commissions, charges, disbursements and expenses, in each case of any kind or nature (including interest accrued thereon or as a result thereto and fees, charges and disbursements of financial, legal and other advisors and consultants), whether joint or several, whether or not indirect, contingent, consequential, actual, punitive, treble or otherwise.

"License Agreements" has the meaning set forth in Section 4.23(b).

"Licensee" means any third party to which Borrower or any of its Affiliates with rights in any Product, directly or indirectly through multiple tiers, grants a license, a sublicense, or other right to Commercialize a Product in any jurisdiction.

"Lien" means any lien, mortgage, land charge, pledge, assignment, collateral assignment or transfer for security purposes, hypothec, deed of trust, security interest, license or sublicense, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, including under German law any extended title retention agreement), any other proprietary security interests, a mandate to grant a mortgage, a pledge or any other real surety charge and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

[***]

"Loan" means any Term Loan.

"Loan Account" means an account maintained hereunder by Administrative Agent on its books of account at the Payment Office, and with respect to Borrower, in which it will be charged with the Term Loan made to, and all other Obligations incurred by the Loan Parties.

"Loan Document" means any of this Agreement, the Notes, if any, the Collateral Documents, the Fee Letters, the Flow of Funds Agreement, any Guaranty, the Intercompany Subordination Agreement, the Perfection Certificate, any intercreditor agreement to which the Administrative Agent and the Borrower are parties thereto executed pursuant to the terms of this Agreement, and all other documents, instruments or agreements executed and delivered by a Loan Party for the benefit of Administrative Agent or any Lender related hereto.

"Loan Party" means Borrower or any Guarantor.

"Loan Party Partner" has the meaning set forth in Section 4.31(a).

"LSI" has the meaning specified in the preamble hereto.

"Management Determination" has the meaning set forth in Section 7.15(f)(ii).

"Margin Stock" has the meaning specified in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

[***].

"Material Adverse Effect" means a material adverse effect with respect to (a) the business operations, properties, assets, financial condition, or liabilities of Borrower and its Subsidiaries taken as a whole, (b) the ability of the Loan Parties (taken as a whole) to fully and timely perform its payment obligations under any Loan Document to which it is a party, (c) the legality, validity, binding effect, or enforceability against a Loan Party of a Loan Document to which it is a party, (d) the validity, perfection or priority of Administrative Agent's Liens on the Collateral (to the extent required by the Loan Documents) or (e) the rights, remedies and benefits available to, or conferred upon, Administrative Agent and any Lender or any other Secured Party under any Loan Document (except, in the case of clauses (d) and (e) of this definition, by reason of the failure of Administrative Agent or any Secured Party to take any action within its control or by reason of any action taken by Administrative Agent or any Secured Party).

"Material Authorization" means any foreign regulatory approvals or licenses necessary for the development or Commercialization of any Product in any Material Jurisdiction.

"Material Contract" means [***].

"Material Jurisdiction" means [***].

"Material Real Property" means any fee-owned real property that is owned by any Loan Party with a fair market value in excess of $[***].

"Material Regulatory Liabilities" means (i) any Liabilities arising from the violation of applicable FDA Laws, Public Health Laws, Health Care Laws, and other applicable comparable Requirements of Law, or the terms, conditions of or requirements applicable to any Registrations (including costs of actions required under applicable Requirements of Law, including FDA Laws and Health Care Laws, or necessary to remedy any violation of any terms or conditions applicable to any Registrations), including, but not limited to, withdrawal of approval or licensure, recall, revocation, suspension, import detention and seizure of any Product, and (ii) any loss of recurring annual revenues as a result of any loss, suspension or limitation of any Registrations, which, in the case of the foregoing clauses (i) and (ii), (a) exceed [***], individually or in the aggregate, or (b) could reasonably be expected to result in a Material Adverse Effect.

"Moody's" means Moody's Investor Services, Inc.

"Mortgage" means a mortgage, land charge (*Grundschuld*), deed of trust or deed to secure debt that encumbers Real Property, in form and substance reasonably satisfactory to Administrative Agent and the Borrower, made by a Loan Party in favor of Administrative Agent for the benefit of the Secured Parties, securing the Obligations and delivered to Administrative Agent.

"MSC Subsidiary" means Scholar Rock Securities Corporation, a Subsidiary of Borrower that is a corporation that qualifies as a Massachusetts securities corporation by meeting the requirements of Chapter 63, Section 38B of the Massachusetts General Laws.

"Multiemployer Plan" means any Employee Benefit Plan which is a "multiemployer plan" as defined in Section 3(37) of ERISA.

"Net Assets" means, in relation to a German Guarantor (or, in case a German Guarantor is a German KG Guarantor, its German GP Company), and subject to Sections 7.15(c) and (d), an amount equal to (i) the aggregate amount of that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) assets (consisting of all assets which correspond to the items set forth in section 266 para 2 A, B, C, D and E HGB) less (ii) aggregate amount of that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) liabilities and liability reserves (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 para 3 B, C, D and E HGB).

"Net Proceeds" means (a) with respect to any Asset Sale, an amount equal to: (i) Cash payments received by Borrower or any of its Subsidiaries from such Asset Sale, minus (ii) any bona fide costs or expenses incurred in connection with such Asset Sale that are properly attributable to such Asset Sale and to the extent paid or payable to non-Affiliates, including (A) income or gains Taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale during the tax period in which the sale occurs (after taking into account available loses, deductions and tax attributes that may reduce otherwise payable Taxes) and any reasonable and unavoidable repatriation Taxes associated with receipt or distribution by the applicable taxpayer of such proceeds, (B) payment of the outstanding principal amount

of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale, (C) a reasonable reserve for (x) any indemnification payments (fixed or contingent) attributable to seller's indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by Borrower or any of its Subsidiaries in connection with such Asset Sale, and (y) any liabilities associated with such property and retained after such Asset Sale, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and (D) any reasonable and documented out-of-pocket fees or expenses incurred in connection therewith; provided that upon release of any such reserve, the amount released shall be considered Net Proceeds, (b) with respect to any insurance, condemnation, taking or other casualty proceeds, an amount equal to: (i) any Cash payments or proceeds received by Borrower or any of its Subsidiaries (A) under any casualty, business interruption or "key man" insurance policies in respect of any covered loss thereunder, or (B) as a result of the condemnation or taking of any assets of Borrower or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (ii) (A) any actual costs or expenses incurred by Borrower or any of its Subsidiaries in connection with the adjustment or settlement of any claims of Borrower or such Subsidiary in respect thereof, and (B) any bona fide costs and expenses incurred in connection with any sale of such assets as referred to in clause (b)(i)(B) of this definition to the extent paid or payable to non-Affiliates, including income taxes payable as a result of any gain recognized in connection therewith, (c) with respect to any issuance of Capital Stock, the cash proceeds thereof, net of all Taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred by Borrower or any Subsidiary in connection therewith and (d) with respect to any Royalty Monetization Transaction, the cash proceeds thereof, net of all Taxes, fees, premiums, costs and expenses incurred (or made, paid, owed or payable) by Borrower or any Subsidiary in connection therewith.

[***].

[***].

"Note" means a promissory note evidencing the Initial Term Loan, a Delayed Draw Term Loan or an Incremental Term Loan, as applicable.

"Notice" means a Funding Notice or a Conversion/Continuation Notice.

"Obligations" means all obligations of every nature of each Loan Party and its Subsidiaries from time to time owed to Administrative Agent (including former Administrative Agents), the Lenders or any of them, under any Loan Document, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to such Loan Party, would have accrued on any Obligation, whether or not a claim is allowed against such Loan Party for such interest in the related bankruptcy proceeding), the Prepayment Premium, Erroneous Payment Subrogation Rights, fees, expenses, indemnification or otherwise and whether primary, secondary, direct, indirect, contingent, fixed or otherwise (including obligations of performance).

"OFAC" has the meaning specified in the definition of "Anti-Terrorism Laws".

"OFAC Sanctions Programs" means the Requirements of Law and Executive Orders administered by OFAC, including but not limited to, Executive Order No. 13224.

"Officer's Certificate" means an Officer's Certificate substantially in the form of Exhibit F.

"Organizational Documents" means (a) with respect to any corporation or company, its certificate of incorporation, its articles or memorandum of incorporation, organization or association, and its by-laws, (b) with respect to any limited partnership, its certificate of limited partnership, and its partnership agreement, (c) with respect to any general partnership, its partnership agreement, and (d) with respect to any limited liability company, its articles of organization, and its operating agreement (or, in each case of (a) through (d), the equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction, including, without limitation, in relation to any entity incorporated or established in Germany its articles of association (*Satzung*) or partnership agreement (*Gesellschaftsvertrag*), as the case may be, its list of shareholders (*Liste der Gesellschafter*), if applicable, and an up-to-date electronic extract from the commercial register (*elektronischer Handelsregisterauszug*)). In the event any term or condition of this Agreement or any other Loan Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such "Organizational Document" shall only be to a document of a type customarily certified by such governmental official.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than any connection arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" has the meaning specified in Section 2.15(b).

"Parallel Liability" means a Loan Party's undertaking pursuant to Section 9.14 of this Agreement.

"Participant Register" has the meaning specified in Section 10.6(h)(ii).

"Patent" means any patent or patent application, including any continuation, continuation-in-part, division, provisional or any substitute applications, any patent issued with respect to any of the foregoing patent applications, any certificate, reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent or other governmental actions which extend the duration or any of the subject matter of a patent, and any substitution patent, confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

"PATRIOT Act" means the USA PATRIOT Improvement and Reauthorization Act, Title III of Pub. L. 109-177.

"Payment Office" means Administrative Agent's office located at 399 Park Avenue, 37th Floor, New York, New York 10022 or such other office or offices of Administrative Agent as may be designated in writing from time to time by Administrative Agent and Borrower.

"PBGC" means the Pension Benefit Guaranty Corporation or any successor thereto.

"Pension Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA, other than a Multiemployer Plan, which is or was, sponsored, maintained or contributed to by, or required to be contributed to by, Borrower, or any of its ERISA Affiliates, and which is subject to Section 412 of the Internal Revenue Code, Section 302 of ERISA or Title IV of ERISA.

"Perfection Certificate" means that certain Perfection Certificate dated as of the Closing Date.

"Periodic Term SOFR Determination Day" has the meaning specified in the definition of "Term SOFR".

"Permitted Acquisition" means any acquisition by Borrower or its Subsidiaries, whether by purchase, merger, in-licensing or otherwise, of all or substantially all of the assets of, a majority of the Capital Stock of, or a business line or unit or a division of, or Patents, royalty rights or similar or related assets of, any Person; provided that:

(a)   [***], at the time of, and immediately after, giving effect thereto, no Event of Default shall have occurred and be continuing or would immediately result therefrom;

(b)   all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws and in conformity with all applicable Governmental Authorizations;

(c)   in the case of the acquisition of Capital Stock, all of the Capital Stock (except for any such securities in the nature of directors' qualifying shares required pursuant to applicable law) acquired or otherwise issued by such Person or any newly formed Guarantor Subsidiary in connection with such acquisition shall be owned 100% by a Loan Party (other than directors' qualifying shares or nominee or other similar shares required pursuant to any Requirement of Law), and Borrower shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary, any actions required to be taken as of such date as set forth in Section 5.10, Section 5.11 and/or Section 5.12, as applicable;

(d)   any Person or assets or division as acquired in such Permitted Acquisition shall be in the same business or lines of business in which Borrower and/or its Subsidiaries are engaged as of the Closing Date (or in lines of business reasonably related, complementary or incidental thereto [***], or such other lines of business as may be consented to by Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed));

(e)   the acquisition shall have been approved by the Board of Directors or other governing body or controlling Person of the Person acquired or the Person from whom such assets or division is acquired or a court of competent jurisdiction; and

(f)   the total Acquisition Consideration paid or payable in connection with such acquisition together with all other Permitted Acquisitions consummated on or after the Closing Date shall not exceed [***].

"Permitted Convertible Indebtedness" means Indebtedness of Borrower that is convertible based on a fixed conversion rate (subject to customary anti-dilution adjustments, "make-whole" increases and other customary changes thereto) into shares of Common Stock of Borrower (or other securities or property following a merger event or other change of the Common Stock of Borrower), cash or any combination thereof (with the amount of such cash or such combination determined by reference to the market price of such Common Stock or such other securities); provided that (a) at the time such Indebtedness is incurred, no Default or Event of Default has occurred and is continuing or would immediately occur as a result of such incurrence, (b) all necessary corporate, company, shareholder or similar actions shall be taken and consents obtained in connection with the issuance of such Indebtedness, (c) the issuance of such Indebtedness shall be consummated in compliance with all applicable Requirements of Law, and (d) the documentation evidencing such Indebtedness shall have been delivered to Administrative Agent, together with a certificate of the chief financial officer of Borrower certifying that such Indebtedness constitutes Permitted Convertible Indebtedness, and shall be subject to customary terms for similar convertible transactions in the public markets (as determined by Borrower in good faith), including all of the following

terms: (i) it shall be (and shall remain at all times) unsecured, (ii) it shall not have a scheduled maturity (and shall not have any scheduled amortization of principal) prior to the date that is [***] days after the Term Loan Maturity Date in effect at the time such Indebtedness is incurred, (iii) [***], (iv) it shall have no restrictions on Borrower's ability to grant liens securing the Obligations, (v) it shall not prohibit the incurrence of the Obligations, (vi) it is not guaranteed by any Subsidiary, and (vii) any cross-default or cross acceleration event of default (howsoever defined) provision contained therein that relates to Indebtedness for borrowed money of Borrower (or any of its Subsidiaries) (such indebtedness or other payment obligations, a "Cross-Default Reference Obligation") contains a cure period of at least [***] days (after written notice to Borrower by the trustee of such Permitted Convertible Indebtedness or to Borrower and such trustee by holders of at least [***]% in aggregate principal amount of such Permitted Convertible Indebtedness then outstanding) before a default, event of default, acceleration or other event or condition under such Cross-Default Reference Obligation results in an event of default [***] under such cross-default or cross acceleration provision.

"Permitted Equity Derivative" means any forward purchase, accelerated share repurchase, call option, capped call, bond hedge, warrant or other derivative transactions in respect of Borrower's Common Stock; provided, that (w) the terms, conditions and covenants of each such transaction shall be customary for transactions of such type, as determined by Borrower in good faith, (x) such transaction shall permit, at the option of Borrower, settlement in Common Stock of Borrower, (y) such transaction is entered into contemporaneously and otherwise in connection with the issuance of Permitted Convertible Indebtedness, and (z) such transaction may satisfy the equity classification conditions in FASB ASC 815-40 or any successor thereto, as determined by Borrower in good faith.

"Permitted Indebtedness" means:

(a)   the Obligations;

(b)   to the extent constituting Indebtedness, Permitted Intercompany Investments; provided, that such Indebtedness shall be unsecured and the parties thereto are party to an Intercompany Subordination Agreement;

(c)   Indebtedness incurred by Borrower or any of its Subsidiaries arising from agreements providing for indemnification or from guaranties or letters of credit, surety (*Bürgschaft*), surety bonds or performance bonds securing the performance of Borrower or any such Subsidiary pursuant to such agreements, in connection with Permitted Acquisitions, Asset Sales or any other sale, disposition or other transaction permitted hereunder;

(d)   Indebtedness which may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business and Indebtedness constituting guaranties in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of Borrower and its Subsidiaries;

(e)   Indebtedness incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety (*Bürgschaft*), surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations;

(f)   (i) Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts; and (ii) Indebtedness arising from the honoring by a bank or

other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(g)   Indebtedness described in Schedule 6.1, and any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(h)   Indebtedness, together with any Permitted Refinancing Indebtedness in respect of such Indebtedness, in an aggregate amount outstanding not to exceed at any time [***] with respect to (1) Capital Leases and (2) purchase money Indebtedness (including any Indebtedness acquired in connection with a Permitted Acquisition); provided that any such Indebtedness shall be secured only by the asset subject to such Capital Lease or by the asset acquired in connection with the incurrence of such Indebtedness;

(i)   guaranties with respect to Indebtedness of Borrower or any of its Subsidiaries, to the extent that the Person that is obligated under such guaranty could have incurred such underlying Indebtedness and to the extent such guaranties are not prohibited by Section 6.7; provided that, if the Indebtedness being guaranteed is subordinated to the Obligations, such guaranty shall be subordinated to the Obligations on terms at least as favorable to the Secured Parties as those contained in the subordination of such Indebtedness;

(j)   Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Loan Parties, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only during such period;

(k)   adjustment of purchase price, deferred purchase price and compensation, or other similar arrangements incurred by such Person in connection with Permitted Acquisitions, any Investment permitted hereunder or any license, sublicense, transfer, disposition, sale or other Asset Sale permitted hereunder in an aggregate amount outstanding not to exceed at any time [***];

(l)   Indebtedness of a Person whose assets or Capital Stock are acquired by Borrower or any of its Subsidiaries in a Permitted Acquisition in an aggregate amount outstanding, together with any Permitted Refinancing Indebtedness in respect thereof, not to exceed at any time [***]; provided, that such Indebtedness (i) is either purchase money Indebtedness or a Capital Lease with respect to equipment or mortgage financing with respect to a facility, (ii) was in existence prior to the date of such Permitted Acquisition, and (iii) was not incurred in connection with, or in contemplation of, such Permitted Acquisition;

(m)   (i) Permitted Convertible Indebtedness in an aggregate outstanding principal amount not to exceed at any time [***] and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(n)   Indebtedness, together with any Permitted Refinancing Indebtedness in respect of such Indebtedness, consisting of obligations in respect of letters of credit, surety (*Bürgschaft*), surety bonds or performance bonds in an aggregate outstanding principal amount not to exceed at any [***];

(o)   Indebtedness incurred in the ordinary course of business and owed to any financial institution in respect of (i) purchasing or credit card programs in an aggregate outstanding amount

not to exceed at any time [***] and (ii) treasury, depository or cash management services, including any payments in connection with the termination thereof;

(p) Indebtedness consisting of take-or-pay obligations contained in supply arrangements in the ordinary course of business;

(q) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(r) Indebtedness incurred in connection with bankers' acceptances, discounted bills of exchange, warehouse receipts or similar facilities or the discounting or factoring of receivables for collection purposes, in each case incurred or undertaken in the ordinary course of business;

(s) guarantees incurred in the ordinary course of business in respect of obligations to suppliers, customers, franchisees, lessors, sub-lessors, licensees, sub-licensees and distribution partners;

(t) obligations under Permitted Royalty Monetization Transactions;

(u) obligations under any Hedging Agreement;

(v) (i) Indebtedness of Joint Ventures and (ii) guarantees of Indebtedness of Joint Ventures, in each case, that are not Subsidiaries; provided the aggregate principal amount or liquidation preference, as applicable, of Indebtedness incurred or guaranteed pursuant to this clause (v) does not exceed, at any time, $[***];

(w) other Indebtedness, together with any Permitted Refinancing Indebtedness in respect of such Indebtedness, of Borrower and its Subsidiaries, in an aggregate amount not to exceed at any time [***];

(x) upon and following FDA Approval, (A) Indebtedness of Borrower and its Subsidiaries in respect of an ABL Facility in an aggregate amount at any time outstanding not to exceed [***]; provided that, (x) such Indebtedness shall at all times be subject to an intercreditor agreement in form and substance reasonably acceptable to the Administrative Agent, (y) the advance rate in respect of accounts receivables under such ABL Facility shall not exceed [***]%, and (z) the advance rate in respect of inventory under such ABL Facility shall not exceed [***]% and (B) any Permitted Refinancing Indebtedness in respect of such Indebtedness; and

(y) [***].

For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that, if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (x) the principal amount of such Indebtedness being refinanced plus (y) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs

and expenses (including original issue discount, upfront fees, similar fees or other fees) incurred in connection with such refinancing.

"Permitted Intercompany Investments" means Investments by (a) a Loan Party to or in another Loan Party, (b) a Subsidiary that is not a Loan Party to or in another Subsidiary that is not a Loan Party, (c) a Subsidiary that is not a Loan Party to or in a Loan Party, so long as, in the case of a loan or an advance, the parties thereto are party to an Intercompany Subordination Agreement, (d) the Loan Parties in Subsidiaries that are not Loan Parties to the extent such Investments constitute bona fide transfer pricing transactions, cost-sharing arrangements or "cost-plus" arrangements in the ordinary course of business, (e) [***], and (f) the Loan Parties in Subsidiaries that are not Loan Parties in an aggregate amount not to exceed [***]; provided that, no (i) approved Product or Product for [***], (ii) Product Intellectual Property Rights related to [***] or (iii) Material Authorization [***] shall be assigned, transferred, contributed, licensed, sublicensed, or otherwise disposed by any Loan Party pursuant to this clause (f) [***].

"Permitted Investments" means:

> (a) Investments in Cash and Cash Equivalents;

> (b) Permitted Intercompany Investments;

> (c) loans and advances to employees of Borrower and its Subsidiaries made in the ordinary course of business and in an aggregate amount outstanding not to exceed at any time $[***];

> (d) Permitted Acquisitions;

> (e) Investments described in Schedule 4.2;

> (f) any Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business or received in compromise or resolution of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of Borrower or any of its Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (ii) litigation, arbitration or other disputes;

> (g) Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business;

> (h) Investments in the ordinary course of business consisting of customary trade arrangements with customers;

> (i) advances made in connection with purchases of goods or services in the ordinary course of business;

> (j) Investments held by a Person acquired in a Permitted Acquisition to the extent that such Investments were not made in contemplation of or in connection with such Permitted Acquisition and were in existence on the date of such Permitted Acquisition;

> (k) so long as no Event of Default has occurred and is continuing or would immediately result therefrom, Investments in Joint Ventures in an aggregate outstanding amount not to exceed at any time [***];

(l)   Permitted Equity Derivatives;

(m)   Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(n)   Investments under Hedging Agreement permitted under this Agreement;

(o)   any Investment of the non-cash consideration received from an Asset Sale or other license, sublicense, sale, transfer or disposition that, in each case, was made pursuant to and in compliance with this Agreement;

(p)   Investments consisting of earnest money deposits made by Borrower or its Subsidiaries in connection with any letter of intent or other agreement in respect of any Investment permitted by this Agreement;

(q)   acquisitions of obligations of one or more officers or other employees of Borrower or any Subsidiary of Borrower in connection with such officer's or employee's acquisition of Capital Stock of any direct or indirect parent of Borrower, so long as no cash is actually advanced by Borrower or any Subsidiary to such officers or employees in connection with the acquisition of any such obligations;

(r)   guarantees of operating leases or of other obligations, in each case, that do not constitute Indebtedness, and are entered into by Borrower or any Subsidiary in the ordinary course of business;

(s)   Investments consisting of the redemption, purchase, repurchase or retirement of any Capital Stock of Borrower permitted by this Agreement;

(t)   [***], so long as no Event of Default has occurred and is continuing or would immediately result therefrom, other Investments in an aggregate amount outstanding not to exceed at any time [***]; and

(u)   [***].

"Permitted Liens" means:

(a)   Liens in favor of Administrative Agent (and, if applicable, directly to Secured Parties) for the benefit of Secured Parties granted pursuant to any Loan Document;

(b)   Liens for Taxes (i) not yet due and payable or (ii) if obligations with respect to such Taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and reserves required by GAAP have been made;

(c)   statutory Liens of landlords, banks (and rights of set off), of carriers, warehousemen, mechanics, repairmen, workmen, materialmen and other contractor, and other Liens imposed by applicable law (other than any such Lien imposed pursuant to Section 430(k) of the Internal Revenue Code or by ERISA), in each case incurred in the ordinary course of business for amounts not yet overdue;

(d)   Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety (*Bürgschaft*), surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money or other Indebtedness), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;

(e)   easements, rights of way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of Borrower or any of its Subsidiaries;

(f)   any interest or title of a lessor or sublessor under any lease of real estate permitted hereunder;

(g)   Liens solely on any cash earnest money deposits made by Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(h)   purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;

(i)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(j)   any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(k)   Liens described in Schedule 6.2; provided that any such Lien shall only secure the Indebtedness that it secures on the Closing Date and any Permitted Refinancing Indebtedness in respect thereof;

(l)   Liens securing Capital Leases or purchase money Indebtedness permitted pursuant to clause (h) of the definition of Permitted Indebtedness; provided, any such Lien shall encumber only the asset subject to such Capital Lease or the asset acquired with the proceeds of such Indebtedness;

(m)   Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the definition of Permitted Indebtedness;

(n)   Liens assumed by Borrower and its Subsidiaries in connection with a Permitted Acquisition that secure Indebtedness permitted by clause (l) of the definition of Permitted Indebtedness;

(o)   (i) Liens solely on any cash deposits securing Indebtedness permitted pursuant to clause (n) of the definition of Permitted Indebtedness not in excess of [***], (ii) Liens on cash deposits not exceeding in the aggregate, at any time [***], securing Indebtedness permitted pursuant to clause (o)(i) of the definition of Permitted Indebtedness, and (iii) Liens granted in the ordinary course of business on cash deposits securing Indebtedness permitted pursuant to clause (o)(ii) of the definition of Permitted Indebtedness;

(p) Liens in favor of vendors or suppliers of such Person in the ordinary course of business to the extent encumbering property purchased from or provided by such vendors or suppliers and the proceeds thereof;

(q) Liens securing any judgments, writs or warrants of attachment or similar process not constituting an Event of Default under Section 8.1(h);

(r) leases, subleases, licenses or sublicenses that are permitted by Section 6.9(b) or otherwise excluded from the definition of Asset Sale;

(s) bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by Borrower or its Subsidiaries, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements, as part of a bank's standard term and conditions; provided, that, unless such Liens are non-consensual and arise by operation of law, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(t) Liens (i) of a collection bank arising under Section 4-210 of the UCC, or any comparable or successor provision, on items in the course of collection; and (ii) in favor of banking or other financial institutions or entities, or electronic payment service providers, arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking or finance industry;

(u) (i) subject to any Acceptable Intercreditor Agreement, Liens granted under the definitive documents governing any Permitted Royalty Monetization Transaction and (ii) customary back-up security interests granted under any Permitted Royalty Monetization Transaction;

(v) Liens on specific items of inventory or other goods and proceeds of Borrower or a Subsidiary securing such Person's obligations in respect of bankers' acceptances or letters of credit entered into in the ordinary course of business issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(w) Liens arising from, or from UCC financing statement filings regarding, operating leases or consignments entered into by Borrower or its Subsidiaries in the ordinary course of business;

(x) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(y) any encumbrance or restriction, including any put and call arrangements, related to Capital Stock in any Joint Venture set forth in the Organizational Documents of such Joint Venture or any related joint venture, shareholders' or similar agreement;

(z) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(aa) to the extent constituting Liens, licenses and sublicenses under any Permitted Product Agreement Transaction;

(bb)   Liens that secure Indebtedness permitted by clause (u) of the definition of Permitted Indebtedness; provided that the aggregate principal amount of Indebtedness secured by such Liens shall not exceed [***];

(cc)   Liens in favor of the lender(s), institution(s) and/or agent party to the ABL Facility on [***];

(dd)   other Liens incurred in the ordinary course of business of Borrower or any Subsidiary of Borrower with respect to obligations in aggregate amount outstanding not to exceed, at any time [***]; and

(ee)   Liens over any bank accounts or custody accounts or other clearing banking facilities held with any bank or financial institution arising from the standard terms and conditions of such bank or financial institution (*AGB Pfandrechte*).

Notwithstanding the foregoing, no Liens on any Product, Product Patent or Registrations shall be permitted (other than non-consensual Liens constituting "Permitted Liens" and Liens described in clauses (a), (r), (u), and (aa) above).

[***].

"Permitted Product Agreement" means [***].

"Permitted Product Agreement Transaction" means a license or sublicense transaction (or other arrangement that provides rights or benefits) under any Product Intellectual Property Rights or Registrations or otherwise pursuant to a Permitted Product Agreement; provided that (a) the consideration received for any such transaction shall be in an amount at least equal to the fair market value thereof (as reasonably determined by the Borrower's Board of Directors [***], (b) [***] no Event of Default shall have occurred and be continuing at the time of such transaction or immediately result therefrom and (c) no proceeds thereof shall be used to finance the repurchase of Capital Stock of the Borrower or pay dividends on any Capital Stock of the Borrower [***].

"Permitted Refinancing Indebtedness" means any Indebtedness of Borrower or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Borrower or any of its Subsidiaries; provided that:

(a)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, costs and expenses, including make-wholes or premiums, incurred in connection therewith);

(b)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(c)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Obligations, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Obligations on terms at least as favorable

to Administrative Agent and the Lenders as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(d)   such Indebtedness is incurred either by Borrower or by the Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(e)   in the case of Permitted Convertible Indebtedness, such Indebtedness complies with the terms set forth in the proviso of the definition of Permitted Convertible Indebtedness.

"Permitted Royalty Monetization Transaction" means [***].

"Permitted Royalty Monetization Transaction Document" has the meaning specified in the definition of "Acceptable Intercreditor Agreement".

"Person" means and includes natural persons, corporations, companies, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

"Personal Information" means (i) any information that relates to, identifies or reasonably can be used to identify a natural person or (ii) any information defined as "personal data," "personally identifiable information," "personal information," "protected health information," "nonpublic personal information," or similar term under applicable Data Protection Laws.

"Pledge and Security Agreement" means the Pledge and Security Agreement executed by Grantors in favor of Administrative Agent for the benefit of the Secured Parties.

"Prepayment Premium" has the meaning specified in the Agent Fee Letter.

"Prime Rate" means the rate of interest quoted in *The Wall Street Journal*, Money Rates Section as the Prime Rate (currently defined as the base rate on corporate loans posted by at least 75% of the nation's thirty (30) largest banks), as in effect from time to time. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Administrative Agent or any other Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

"Principal Office" means Administrative Agent's "Principal Office" as set forth on Appendix B, or such other office as such Person may from time to time designate in writing to Borrower and each Lender.

"Privacy Policies" has the meaning specified in Section 4.34.

"Pro Forma" or "Pro Forma Basis" means, with respect to any pro forma calculation called for by this Agreement to be made Pro Forma or on a Pro Forma Basis, as of any time, that pro forma effect will be given to any Permitted Acquisition or any other Investment permitted under any Loan Document, as follows:

(a)   with respect to any incurrence, assumption, guarantee, redemption or permanent repayment of Indebtedness, such ratio will be calculated giving pro forma effect thereto as if such incurrence, assumption, guarantee, redemption or permanent repayment of Indebtedness had occurred on the first day of such Test Period;

(b)   with respect to any Permitted Acquisition or any other Investment permitted under any Loan Document, such ratio or other calculation will be calculated giving pro forma effect thereto as if such action occurred on the first day of such Test Period;

(c)   with respect to any merger, sale, transfer or other disposition, such ratio will be calculated giving pro forma effect thereto as if such action had occurred on the first day of such Test Period; and

(d)   all Indebtedness assumed to be outstanding pursuant to preceding clause (a) shall be deemed to have borne interest at (i) in the case of fixed rate Indebtedness, the rate applicable thereto, or (ii) in the case of floating rate Indebtedness, (A) with respect to any portion of the relevant Test Period that such Indebtedness was outstanding, the actual rates applicable thereto and (B) with respect to any portion of the relevant Test Period that such Indebtedness was not in fact outstanding (or if such Indebtedness was not outstanding at any time during the relevant Test Period), the rate applicable thereto as of the applicable date of determination as if such rate had been the applicable rate for such portion of the Test Period (or the entire Test Period), in any such case under this clause (ii), after giving effect to the operation of any Hedging Agreements applicable to such floating rate Indebtedness.

"Pro Rata Share" means, with respect to:

(a)   (i) a Lender's obligation to make the Initial Term Loan, the percentage obtained by dividing (A) such Lender's Initial Term Loan Commitment by (B) the total Initial Term Loan Commitment; (ii) a Lender's obligation to make a Delayed Draw Term Loan, the percentage obtained by dividing (A) such Lender's Delayed Draw Term Loan Commitment by (B) the aggregate amount of the Lenders' Delayed Draw Term Loan Commitments, and (iii) a Lender's right to make an Incremental Term Loan, the percentage obtained by dividing (A) such Lender's outstanding Term Loans and unfunded Delayed Draw Term Loan Commitments by (B) the aggregate amount of the all Lenders' outstanding Term Loans and unfunded Delayed Draw Term Loan Commitments;

(b)   a Lender's right to receive payments of interest, fees and principal with respect to a Term Loan, the percentage obtained by dividing (i) the aggregate unpaid principal amount of such Lender's portion of the Term Loan, by (ii) the aggregate unpaid principal amount of the Term Loan; and

(c)   all other matters, the percentage obtained by dividing (i) the sum of such Lender's Delayed Draw Term Loan Commitment and the unpaid principal amount of such Lender's portion of the Term Loans, by (ii) the sum of the total Delayed Draw Term Loan Commitment and the aggregate unpaid principal amount of the Term Loans.

"Product" means any product/development candidate (in all forms, presentations, doses, and formulations) being, or that has been, developed or Commercialized by Borrower or its Subsidiaries from time to time, including but not limited to any Product that is acquired or in-licensed (including, without limitation, pursuant to a Permitted Acquisition), including without limitation [***].

"Product Agreement" means any agreement entered into between Borrower or any of its Subsidiaries with another Person that includes the granting of a license or sublicense of any rights under any Product Intellectual Property Rights or Registrations or that allows such Person to manufacture, develop or Commercialize a Product.

"Product Intellectual Property Rights" means, with respect to an applicable Product, (a) the Product Patents of such Product, and (b) any and all Intellectual Property Rights owned by or exclusively licensed to, or purported to be owned by or exclusively licensed to, Borrower or its Subsidiaries relating to such Product.

"Product Patents" means the U.S. and foreign Patents and pending Patent applications owned or in-licensed by Borrower or any of its Subsidiaries, that are necessary or material to the research, development, manufacture, use or Commercialization of one or more of the Products.

"Projections" has the meaning specified in Section 5.1(t).

"Protective Advances" has the meaning specified in Section 9.11.

"Public Health Laws" means all Requirements of Law relating to the procurement, development, clinical and non-clinical evaluation, product approval or licensure, manufacture, production, analysis, wholesale distribution, dispensing, importation, exportation, use, handling, quality, sale, labeling, promotion, clinical trial registration or post market requirements of any drug products (including, without limitation, any ingredient or component of the foregoing products) subject to regulation under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) or Public Health Service Act (42 U.S.C. §262 et seq.), including without limitation the regulations promulgated by the FDA at Title 21 of the Code of Federal Regulations, and comparable foreign legislation issued by other comparable Governmental Authorities (including, without limitation, the European Regulation (EC) No 726/2004, European Regulation (EC) No 507/2006 or the German Medicinal Products Act (*Arzneimittelgesetz*)), as well as applicable Requirements of Law relating to the licensure of entities that manufacture or distribute drug products.

"Purple Book Patents" means any Product Patents provided to a biosimilar applicant pursuant to 42 U.S.C. § 262, as such patent listing may be amended from time to time, together with all foreign counterpart patents.

"Qualified Capital Stock" means, with respect to any Person, all Capital Stock of such Person that are not Disqualified Capital Stock.

"Qualified Cash" means, as of any date of determination, the sum of (i) unrestricted Cash and Cash Equivalents (other than (x) restrictions created by the Collateral Documents, and (y) restrictions in favor of the ABL Facility lender(s), institutions(s) or agent to the extent the applicable Deposit Accounts or Securities Accounts is subject to a first priority lien in favor of the Administrative Agent (subject to Permitted Liens of the types described in clauses (a), (s), (t) and (ee) of the definition of "Permitted Liens"), and (z) Permitted Liens of the types described in clauses (a), (s), (t) and (ee) of the definition of "Permitted Liens") of the Loan Parties held in Deposit Accounts or in Securities Accounts, or any combination thereof, which such Deposit Accounts or Securities Accounts are (after the post-closing period set forth in Section 5.14) subject to a Control Agreement, *less* (ii) the Aged Payables Amount [***].

"Real Estate Asset" means, at any time of determination, any Real Property owned by a Loan Party, but only to the extent such Real Property constitutes Collateral and is encumbered by a Mortgage pursuant to the terms of this Agreement.

"Real Property" means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Borrower or any of its Subsidiaries.

"Recipient" means (a) Administrative Agent or (b) any Lender, as applicable.

"Register" has the meaning specified in Section 2.3(b).

"Registrations" shall mean authorizations, approvals, licenses, permits, certificates, registrations, certificates, or exemptions, in each case, of or issued by any Governmental Authority (including marketing approvals, investigational new drug applications, product recertifications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals, state manufacturing and distribution licenses or their foreign equivalent), in each case, that are required for the research, development, manufacture, commercialization, distribution, marketing, storage, transportation, pricing, Governmental Authority reimbursement, use and sale of Products.

"Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Regulatory Action" means an administrative or regulatory enforcement action, proceeding or investigation, settlement agreement, corporate integrity agreement, deferred or non-prosecution agreement, warning letter, untitled letter, Form 483 or similar inspectional observations, civil investigative demand, subpoena, other notice of violation letter, recall, seizure, Section 305 notice or other similar written communication, or consent decree, issued or required by the FDA, the U.S. Department of Health and Human Services or its departments thereunder, or under the Public Health Laws, or a comparable Governmental Authority in any other regulatory jurisdiction.

"Related Fund" means, with respect to any Lender that is an investment fund, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

"Release" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"Remedial Action" means all actions taken to (a) correct or address any actual or threatened non-compliance with Environmental Law, (b) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment, (c) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (d) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (e) perform any other actions authorized or required by Environmental Law or Governmental Authority.

"Required Lenders" means [***].

"Required Prepayment Date" has the meaning specified in Section 2.11(b).

"Requirements of Law" means, with respect to any Person, collectively, the common law and all federal, state, provincial, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of, any Governmental Authority,

in each case that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

[***].

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restricted Junior Payment" means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of Borrower now or hereafter outstanding, except a dividend payable solely in shares of Capital Stock to the holders of that class, together with any payment or distribution pursuant to a "plan of division" under the Delaware Limited Liability Act or any comparable transaction under any similar law, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of Borrower or any of its Subsidiaries that is not a Loan Party now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of Borrower or any of its Subsidiaries that is not a Loan Party now or hereafter outstanding and (d) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in substance or legal defeasance), sinking fund or similar payment with respect to, any subordinated Indebtedness.

[***].

"Restricted Obligations" has the meaning specified in Section 7.13(a).

"Royalty Monetization Transaction" means any monetization or financing transaction involving (a) the sale, transfer, option or collateralization of (i) any monetary payments (contingent or otherwise) payable to Borrower or its Subsidiaries by a counterparty under a Product Agreement, a royalty purchase agreement, a revenue interest financing agreement, a sale and purchase agreement or any similar agreement, or (ii) any revenues (contingent or otherwise) generated through the commercial sale of the Product to third parties, in each case whether in whole or in part or (b) the provision of financing for the development, manufacture and/or Commercialization of any Product in exchange for the future payment of royalties, milestones and other amounts (whether or not contingent), including but not limited to sales of royalty streams, royalty bonds and other royalty financings, synthetic royalty, development financing, and revenue interest transactions (including but not limited to clinical trial funding arrangements), and hybrid monetization transactions.

"S&P" means Standard & Poor's Ratings Group, a division of The McGraw Hill Corporation.

[***]

"Sanctioned Entity" means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by the government of a country or territory, or (d) a Person ordinarily resident in a country or territory, in each case of clauses (a) through (d) that is a Sanctioned Jurisdiction.

"Sanctioned Jurisdiction" means, at any time, each country or territory that is or has since April 24, 2019, been subject to a comprehensive OFAC Sanctions Program. As of the Closing Date, the Sanctioned Jurisdictions include Cuba, Iran, North Korea, Syria (prior to July 1, 2025), the Crimea region of Ukraine, and the so-called Donetsk People's Republic (DNR) and Luhansk People's Republic (LNR) regions of Ukraine.

"Sanctioned Person" means, at any time (a) a Person or legal entity that is itself the target of Sanctions, including any Person named on the list of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, or Sectoral Sanctions Identification List maintained by OFAC, or any other applicable Sanctions-related list maintained by any Governmental Authority, (b) any Person located, organized or ordinarily resident in a Sanctioned Jurisdiction, or (c) any Person directly or indirectly owned 50.0% or more (individually or in the aggregate) or otherwise controlled (as relevant under Sanctions) by or acting on behalf of any such Person or Persons described in clauses (a) through (b) above.

"Sanctions" means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by OFAC, the U.S. Department of State, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) His Majesty's Treasury of the United Kingdom, (e) the minister for Finance of Ireland, the Central Bank of Ireland, or (f) any other Governmental Authority with jurisdiction over any Lender or any Loan Party or any of their respective Subsidiaries.

"Secured Parties" has the meaning assigned to that term in the Pledge and Security Agreement.

"Securities Account" means a securities account (as defined in the UCC).

"Securities Act" means the Securities Act of 1933.

"Share Capital" means, in relation to a German Guarantor (or, in case a German Guarantor is a German KG Guarantor, its German GP Company), and subject to Sections 7.15(d) and (e) below, the aggregate amount of that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) share capital (*Stammkapital*) as registered in the commercial register (*Handelsregister*).

"SMA" means spinal muscular atrophy.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Loan" means a Loan bearing interest at a rate determined by reference to Term SOFR (other than pursuant to clause (c) of the definition of "Base Rate").

"Solvency Certificate" means a Solvency Certificate substantially in the form of Exhibit G.

"Solvent" means, (a) solely with respect to any Person that is not covered under clauses (b)-(d) below, with respect to any Person (other than a German Guarantor, Swiss Guarantor or Irish Guarantor), that as of the date of determination, both (i)(1) the sum of such Person's debt (including contingent liabilities) does not exceed the present fair saleable value of such Person's present assets, (2) such Person's capital is not unreasonably small in relation to its business as contemplated on the Closing Date and reflected in the Projections, and (3) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise) and (ii) such Person is "solvent" within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances, (b) solely with

respect to any German Guarantor, that as of the date of determination, such Loan Party is neither (i) unable to pay its debts as they fall due (*zahlungsunfähig*) within the meaning of section 17 of the German Insolvency Code nor (ii) overindebted within the meaning of section 19 of the German Insolvency Code, (c) solely with respect to any Irish Guarantor or any Irish Loan Party, as of the date of determination, such Loan Party not being unable to pay its debts within the meaning of Section 509(3) or Section 570 of the Irish Companies Act, and (d) solely with respect to a Swiss Guarantor that, as of the date of determination, such Swiss Guarantor is neither (i) unable to pay its debts as they fall due (*zahlungsunfähig*) or (ii) overindebted within the meaning of article 725b of the Swiss Code of Obligations, unless a valid and enforceable subordination (*Rangrücktritt*) in an amount sufficient to cover the respective shortfall (*Unterdeckung*) is put in place. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

[***]

"Subsidiary" means, with respect to any Person, any corporation, company, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock, shares, or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof and, in relation to any person incorporated or established in Germany, a subsidiary within the meaning of sections 15 - 17 of the German Stock Corporation Act (*Aktiengesetz*); provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a "qualifying share" of the former Person shall be deemed to be outstanding. When used herein, "Subsidiary" shall mean a Subsidiary of Borrower unless otherwise specified.

"Swiss Borrower" means any Borrower incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act.

"Swiss Code of Obligations" means the Federal Act on the Amendment of the Swiss Civil Code (*Bundesgesetz über die Ergänzung des Shweizerischen Zivilgesetzbuch*).

"Swiss Federal Tax Administration" means the tax authorities referred to in art. 34 of the Swiss Withholding Tax Act.

"Swiss Guarantor" means any Guarantor incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act.

"Swiss Loan Party" means a Swiss Borrower or a Swiss Guarantor.

"Swiss Withholding Tax" means taxes imposed under the Swiss Withholding Tax Act.

"Swiss Withholding Tax Act" means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (*Bundesgesetz über die Verrechnungssteuer*), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

[***]

"Tax" means any present or future tax, levy, impost, duty, deduction or withholding (including backup withholding) assessment, fee or other charge imposed by any Governmental Authority, and any interest, penalties, additions to tax or other liabilities with respect thereto.

"Tax Deduction" means a deduction or withholding for or on account of Swiss Withholding Tax.

"Term Loan" means, collectively, the Initial Term Loan, each Delayed Draw Term Loan and each Incremental Term Loan (if any).

"Term Loan Commitment" means, collectively, the Initial Term Loan Commitments and the Delayed Draw Term Loan Commitments.

"Term Loan Maturity Date" means the earlier of (a) February 27, 2032 and (b) the date that the Term Loan shall become due and payable in full hereunder, whether by acceleration or otherwise.

"Term SOFR" means,

(a)   for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)   for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of three months on the day (such day, the "Base Rate Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day;

provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Administrative Agent in its reasonable discretion).

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Test Date" has the meaning specified in the definition of Excluded Subsidiary.

"Test Period" means [***]

"Threshold Amount" means [***].

"Title Company" has the meaning specified in Section 5.11.

"Title Policy" has the meaning specified in Section 5.11.

[***]

"Trading Day" means a day on which exchanges in the United States are open for the buying and selling of securities.

"Transaction Costs" means the reasonable and documented fees, costs and expenses payable by Borrower or any of its Subsidiaries on or before the Closing Date in connection with the transactions contemplated by the Loan Documents (including the Closing Date Refinancing).

"Type of Loan" means with respect to any Term Loan, a Base Rate Loan or a SOFR Loan.

"Upstream and/or Cross-stream Guaranteed Liabilities" means, in relation to a German Guarantor, the liabilities which are (i) guaranteed by the Guarantee granted by that German Guarantor and (ii) owed by (A) direct or indirect shareholders of that German Guarantor or (B) Subsidiaries of such shareholders (such Subsidiaries not to include that German Guarantor and its Subsidiaries).

"U.S." or "United States" means the United States of America (including all possessions and territories thereof).

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"U.S. Tax Compliance Certificate" has the meaning specified in Section 2.15(d)(i)(B)(3).

"UCC" means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Waivable Mandatory Prepayment" has the meaning specified in Section 2.11(b).

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b) the then outstanding principal amount of such Indebtedness.

"Withdrawal Event" means [***].

"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.2   Accounting and Other Terms.

(a) Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. Financial statements and other information required to be delivered by Borrower to Lenders pursuant to Sections 5.1(b) and 5.1(c) shall be prepared in accordance with GAAP as in effect at the time of such preparation. Subject to the foregoing, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, (i) Indebtedness of Borrower and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and the effects of FASB ASC 825 and FASB ASC 470 20 on financial liabilities shall be disregarded, (ii) with respect to the accounting for leases as either operating leases or capital leases and the impact of such accounting in accordance with FASB ASC 840 on the definitions and covenants herein, GAAP as in effect on December 1, 2018 shall be applied and (iii) with respect to revenue recognition and the impact of such accounting in accordance with FASB ASC 606 on the definitions and covenants herein, GAAP as in effect on December 31, 2017 shall be applied.

(b) All terms used in this Agreement which are defined in Article 8 or Article 9 of the UCC as in effect from time to time in the State of New York and which are not otherwise defined herein

shall have the same meanings herein as set forth therein, <u>provided</u> that terms used herein which are defined in the UCC as in effect in the State of New York on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as Administrative Agent may otherwise [***] determine.

(c)   For purposes of determining compliance with any incurrence or expenditure tests set forth in this Agreement, any amounts so incurred or expended (to the extent incurred or expended in a currency other than Dollars ($)) shall be converted into Dollars on the basis of the exchange rates (as shown on the Bloomberg currency page for such currency or, if the same does not provide such exchange rate, by reference to such other recognized and publicly available service for displaying exchange rates as may be reasonably selected by Administrative Agent or, in the event no such service is available, on such other basis as is reasonably satisfactory to Administrative Agent) as in effect on the date of such incurrence or expenditure under any provision of any such Section that has an aggregate Dollar limitation provided for therein (and to the extent the respective incurrence or expenditure test regulates the aggregate amount outstanding at any time and it is expressed in terms of Dollars, all outstanding amounts originally incurred or spent in currencies other than Dollars shall be converted into Dollars on the basis of the exchange rates (as shown on the Bloomberg currency page for such currency or, if the same does not provide such exchange rate, by reference to such other recognized and publicly available service for displaying exchange rates as may be reasonably selected by Administrative Agent or, in the event no such service is available, on such other basis as is reasonably satisfactory to Administrative Agent) as in effect on the date of any new incurrence or expenditures made under any provision of any such Section that regulates the Dollar amount outstanding at any time); provided that, if any amounts incurred or expended in a foreign currency would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such incurrence or expenditure, such Dollar-denominated restriction shall be deemed not to have been exceeded solely as a result of such fluctuation in exchange rate.

Section 1.3   <u>Interpretation, Etc.</u> Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. The word "will" shall be construed to have the same meaning and effect as the word "shall." References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word "include" or "including," when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any right or interest in or to assets and properties of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations or Guaranteed Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, including any Prepayment Premium, (ii) all costs, expenses, or indemnities payable pursuant to <u>Section 10.2</u> or <u>Section 10.3</u> of this Agreement that have accrued and are unpaid, and (iii) all fees, charges (including loan fees, service fees, professional fees, and expense reimbursement) and other Obligations that have accrued hereunder or under any other Loan Document and are unpaid, and (iv) the termination of all of the Term Loan Commitments. Notwithstanding anything in this Agreement to the contrary, (A) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (B) all requests, rules, guidelines

or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be enacted, adopted, issued, phased in or effective after the date of this Agreement regardless of the date enacted, adopted, issued, phased in or effective. Unless the context requires otherwise (a) any definition of or reference to any Loan Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth in any Loan Document), (b) any reference to any law or regulation shall (i) include all statutory and regulatory provisions consolidating, amending, replacing or interpreting or supplementing such law or regulation, and (ii) unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (c) any reference herein to any Person shall be construed to included such Person's successors and permitted assigns. Each reference to a "license" shall also include any "sublicense" and each reference to a "lease" shall also include any "sublease" when permitting any such action under any Loan Document. This Section 1.3 shall apply, *mutatis mutandis*, to all Loan Documents.

Section 1.4   Time References. Unless otherwise indicated herein, all references to time of day refer to Eastern Standard Time or Eastern daylight saving time, as in effect in New York City on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding"; provided, however, that with respect to a computation of fees or interest payable to Administrative Agent or any Lender, such period shall in any event consist of at least one full day.

Section 1.5   Certain Matters of Construction. References in this Agreement to "determination" by Administrative Agent include good faith estimates by Administrative Agent (in the case of quantitative determinations) and good faith beliefs by Administrative Agent (in the case of qualitative determinations). [***]. [***] a Default or Event of Default shall be deemed to exist at all times during the period commencing on the date that such Default or Event of Default occurs to the date on which such Default or Event of Default is waived in writing pursuant to this Agreement or, in the case of a Default, is cured within any period of cure expressly provided for in this Agreement; and an Event of Default shall "continue" or be "continuing" until such Event of Default has been waived in writing by the Required Lenders. Any Lien referred to in this Agreement or any other Loan Document as having been created in favor of Administrative Agent, any agreement entered into by Administrative Agent pursuant to this Agreement or any other Loan Document, any payment made by or to or funds received by Administrative Agent pursuant to or as contemplated by this Agreement or any other Loan Document, or any act taken or omitted to be taken by Administrative Agent, shall, unless otherwise expressly provided, be created, entered into, made or received, or taken or omitted, for the benefit or account of Administrative Agent and the Lenders. Wherever the phrase "to the knowledge of any Loan Party" or words of similar import relating to the knowledge or the awareness of any Loan Party are used in this Agreement or any other Loan Document, such phrase shall mean and refer to [***]. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or otherwise within the limitations of, another covenant shall not avoid the occurrence of a default if such action is taken or condition exists. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of a breach of a representation or warranty hereunder. In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including." If at any time any action or transaction meets the criteria of one or more than one of the categories of exceptions, thresholds or baskets set forth in any Section or clause of this Agreement or any other Loan Document or any definition used therein or in any Loan Document, the

Borrower and its Subsidiaries may divide, classify and/or designate such action or transaction (or any portion thereof), and later (on one or more occasions) may re-divide, re-allocate, re-classify and/or re-designate such action or transaction (or any portion thereof), as consummated in reliance on one or more of such exceptions, thresholds and baskets within the same covenant as the Borrower or such Subsidiary may determine in its sole discretion from time to time, [***].

Section 1.6 Rates. Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Term SOFR or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.19, will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Benchmark, prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes [***]. Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to Borrower [***]. Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate or Term SOFR, or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service [***].

Section 1.7 Financial Metrics. For purposes of determining any financial metric, including, without limitation, Consolidated Total Assets of Borrower and its Subsidiaries, in connection with any test, requirement, condition or calculation using such metric required hereunder to determine whether any action taken or to be taken by Borrower is permitted hereunder [***], Borrower shall use such number as of the last date for which Borrower has, or is required to have, filed or otherwise delivered financial reporting under Section 5.1 hereof (giving pro forma effect to any proposed action).

Section 1.8 Calculation of Baskets. If any of the baskets set forth in Article VI of this Agreement are exceeded solely as a result of fluctuations in Consolidated Total Assets for the most recently completed fiscal quarter after the last time such baskets were calculated for any purpose under this Agreement or any other Loan Document, such baskets will not be deemed to have been exceeded solely as a result of such fluctuations.

Section 1.9 [***]. [***].

Section 1.10 Swiss Terms. Without prejudice to the generality of any provision of this Agreement, in this Agreement, where it relates to a Swiss Loan Party or the context so requires, a reference to (i) "Organizational Documents" includes a copy of a certified excerpt from the commercial register and a copy of the certified up-to-date articles of association (evidencing, where relevant, the capacity to enter into obligations of an up- or cross-stream nature), and (ii) liquidation, bankruptcy, insolvency, reorganization, moratorium or any similar proceeding means that such Swiss Loan Party is unable to or admits inability to pay its debts as they fall due (*zahlungsunfähig*), or is deemed to or declared to be unable to pay its debts, suspends or threatens to suspends making payments on any of its debts, or is over-indebted

(*überschuldet*) under article 725b of the Swiss Code of Obligations, unless a valid and enforceable subordination (*Rangrücktritt*) in an amount sufficient to cover the respective shortfall (*Unterdeckung*) is put in place, or (a) has initiated against it, (b) it is legally obliged to initiate, or (c) initiates (A) bankruptcy proceedings (*Konkurs*), (B) proceedings leading to a provisional or a definitive composition moratorium (*provisorische oder definitive Nachlassstundung*), (C) proceedings leading to an emergency moratorium (*Notstundung*), or (D) any proceedings pursuant to article 731b of the Swiss Code of Obligations which lead to its dissolution or liquidation, or any proceeding having similar effects in force at that time.

Section 1.11   German Terms. In this Agreement, where it relates to a German Person or the context so requires, a reference to:

(a)   a "director" and/or "board of directors" includes any statutory legal representative (*organschaftlicher Vertreter*) of a person pursuant to the laws of its jurisdiction of incorporation, including but not limited to, in relation to a person incorporated or established in Germany, a managing director (*Geschäftsführer*), a member of the board of directors (*Vorstand*) or any of its authorized signatories (*Prokurist*);

(b)   "German Insolvency Code" means *Insolvenzordnung*;

(c)   a Person being "insolvent" or "unable to pay its debts" includes that Person being illiquid (*zahlungsunfähig*) in the meaning of section 17 of the German Insolvency Code or being over-indebted (*überschuldet*) in the meaning of section 19 of the German Insolvency Code;

(d)   "insolvency proceedings" includes any insolvency proceedings (*Insolvenzverfahren*) pursuant to the German Insolvency Code;

(e)   any "procedure or step" in connection with insolvency proceedings includes instances where for any of the reasons set out in sections 17 through 19 (each inclusive) of the German Insolvency Code, a German entity files for insolvency (*Antrag auf Eröffnung eines Insolvenzverfahrens*) in accordance with the German Insolvency Code (including, by way of (*vorläufige*) *Eigenverwaltung or Schutzschirmverfahren*), an order of provisional measures pursuant to section 21 of the German Insolvency Code (*Anordnung vorläufiger Maßnahmen*) or its directors are required by law to file for insolvency.

(f)   a "liquidator", "receiver", "administrative receiver", "compulsory manager" or "administrator" includes an *Insolvenzverwalter*, a *vorläufiger Insolvenzverwalter*, a *Zwangsverwalter* or a *Sachwalter*;

(g)   a "winding up", "administration", "official management" or "dissolution" includes insolvency proceedings (*Insolvenzverfahren*), opening proceedings (*Insolvenzeröffnungsverfahren*) and/or the refusal to open proceedings for insufficiencies of assets (*Abweisung mangels Masse*); and

(h)   a "merger" includes any corporate measure contemplated by the German Transformation Act (*Umwandlungsgesetz*) as well as any other corporate act by which several entities are consolidated with the result of one entity becoming the universal legal successor (*Gesamtrechtsnachfolger*) of the other.

ARTICLE II

LOANS

Section 2.1   Term Loans.

(a)   Initial Term Loans; Delayed Draw Term Loans; Incremental Term Loans. Subject to the terms and conditions hereof:

(i)   each Lender, severally and not jointly, agrees to make, on the Closing Date, an Initial Term Loan to Borrower in an amount equal to such Lender's Initial Term Loan Commitment;

(ii)   at the option of Borrower, each Lender, severally and not jointly, agrees to make, (x) on one occasion during the DDTL-1 Commitment Period, DDTL-1 Loans to Borrower in an aggregate amount not to exceed such Lender's DDTL-1 Commitment and (y) on one or more occasions during the DDTL-2 Commitment Period, DDTL-2 Loans to Borrower in an aggregate amount not to exceed such Lender's DDTL-2 Commitment; and

(iii)   at the sole option of Borrower, and subject to the approval of Lenders in their sole discretion, each Lender may, severally and not jointly, make Incremental Term Loans to Borrower in an aggregate amount not to exceed [***] $200,000,000 [***].

Borrower may make only one borrowing under the Initial Term Loan Commitment, which shall be on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. Subject to Section 2.9, all amounts owed hereunder with respect to the Term Loan shall be paid in full no later than the Term Loan Maturity Date. Each Lender's Initial Term Loan Commitment shall terminate immediately and without further action on the Credit Date on which such Lender funds the Initial Term Loans after giving effect to the funding of such Term Loans on such Credit Date. Each Lender's Delayed Draw Term Loan Commitment shall be reduced immediately and without further action, on a dollar for dollar basis, and upon being reduced to zero shall terminate immediately and without further action, in each case on the Credit Date on which such Lender funds a Delayed Draw Term Loan after giving effect to the funding of such Term Loan on such Credit Date.

(b)   Borrowing Mechanics for Term Loans.

(i)   Borrower shall deliver to Administrative Agent a fully executed Funding Notice no later than [***] Business Days prior to the Closing Date (or such shorter period permitted by Administrative Agent), with respect to Term Loans made on the Closing Date. Following the Closing Date (and subject to the conditions set forth in Section 3.2), whenever Borrower desires that Lenders make a Delayed Draw Term Loan or an Incremental Term Loan, Borrower shall deliver to Administrative Agent a fully executed Funding Notice no later than 10:00 a.m. (New York City time) at least [***] U.S. Government Securities Business Days in advance of the proposed Credit Date (or such shorter period permitted by Administrative Agent). Except as otherwise provided herein, a Funding Notice for a Term Loan that is a SOFR Loan shall be irrevocable on and after the related Interest Rate Determination Date, and Borrower shall be bound to make a borrowing in accordance therewith. Promptly upon receipt by Administrative Agent of any such Funding Notice, Administrative Agent shall notify each Lender of the proposed borrowing. Administrative Agent and Lenders (A) may act without liability upon the basis of written or facsimile notice believed by Administrative Agent in good faith to be from Borrower (or from any Authorized Officer thereof designated in writing purportedly from Borrower to Administrative Agent), (B) shall be entitled to rely conclusively on any Authorized Officer's authority to request a Term Loan on

behalf of Borrower until Administrative Agent receives written notice to the contrary, and (C) shall have no duty to verify the authenticity of the signature appearing on any written Funding Notice.

(ii)   Each Lender shall make its applicable Term Loan available to Administrative Agent not later than 12:00 p.m. on the applicable Credit Date, by wire transfer of same day funds in Dollars, at Administrative Agent's Principal Office. Upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of the applicable Term Loans available to Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by Administrative Agent from Lenders to be credited to the account of Borrower at Administrative Agent's Principal Office or to such other account as may be designated in writing to Administrative Agent by Borrower.

(iii)   With respect to any Funding Notice requesting Incremental Term Loans, (a) Administrative Agent shall promptly forward such Funding Notice to each Lender and (b) each Lender shall, within [***] U.S. Government Securities Business Days of receipt of such Funding Notice, elect or decline to commit, on the applicable Credit Date, to provide its Pro Rata Share of such Term Loans. During such [***] U.S. Government Securities Business Days period, Borrower shall provide to Administrative Agent, for distribution to the Lenders, such information as reasonably requested by Lenders, including, without limitation any information related to the use of funds of such Incremental Term Loans.

(iv)   During the DDTL-1 Commitment Period, Borrower may make one draw of DDTL-1 Loans in an aggregate amount not to exceed $100,000,000, with each such draw to be in a minimum amount of $[***] and integral multiples of $[***] in excess of that amount.

(v)   During the DDTL-2 Commitment Period, Borrower may make one or more draws of DDTL-2 Loans in an aggregate amount not to exceed $150,000,000, with each such draw to be in a minimum amount of $[***] and integral multiples of $[***] in excess of that amount.

(c)   Pro Rata Shares; Availability of Funds.

(i)   Pro Rata Shares. All Loans (other than the Incremental Term Loans) shall be made by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender's obligation to make a Loan requested hereunder nor shall any Term Loan Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender's obligation to make a Loan requested hereunder or purchase a participation required hereby.

(ii)   Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender's Loan requested on such Credit Date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such Credit Date and Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Borrower a corresponding amount on such Credit Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by Administrative Agent for the correction of errors among banks for [***] Business Days and thereafter at the Base Rate. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent's demand therefor, Administrative Agent shall promptly notify Borrower and Borrower shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate

payable hereunder for Base Rate Loans. Nothing in this Section 2.1(c)(ii) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder.

Section 2.2   Use of Proceeds.   The proceeds of the Initial Term Loans shall be applied by Borrower (a) to finance the Closing Date Refinancing and to pay the Transaction Costs and (b) for working capital and general corporate purposes of Borrower and its Subsidiaries. The proceeds of the Delayed Draw Term Loans shall be applied by Borrower (a) to pay Transaction Costs, (b) for working capital and general corporate purposes of Borrower and its Subsidiaries, and (c) [***]. No portion of the proceeds of the Term Loan shall be used in any manner that causes or might cause such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation thereof or to violate the Exchange Act. For the avoidance of doubt, Borrower hereby authorizes Administrative Agent to net from the proceeds of any Credit Extension any expenses then due and owing in accordance with Section 10.2 of this Agreement.

Section 2.3   Evidence of Debt; Register; Lenders' Books and Records; Notes.

(a)   Lenders' Evidence of Debt.   Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of Borrower to such Lender, including the amounts of the Term Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect Borrower's Obligations in respect of any Term Loans; provided that, in the event of any inconsistency between the Register and any Lender's records, the recordations in the Register shall govern.

(b)   Register.   Administrative Agent shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and the commitments of and principal amount of the Term Loans (and stated interest therein) of each Lender from time to time (the "Register"). The Register shall be available for inspection by Borrower at any reasonable time and from time to time upon reasonable prior notice. The entries in the Register shall be conclusive absent manifest error, and Borrower, Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding any notice to the contrary; provided, failure to make any such recordation, or any error in such recordation, shall not affect Borrower's Obligations in respect of any Term Loan. Borrower hereby designates the entity serving as Administrative Agent to serve as Borrower's non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section 2.3, and Borrower hereby agrees that, to the extent such entity serves in such capacity, the entity serving as Administrative Agent and its officers, directors, employees, agents and affiliates shall constitute "Indemnitees."

(c)   Notes.   If so requested by any Lender by written notice to Borrower (with a copy to Administrative Agent) at least [***] Business Days prior to the Closing Date, or at any time thereafter, Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Borrower's receipt of such notice) a Note or Notes.

Section 2.4   Interest.

(a)   Except as otherwise set forth herein, each Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof as follows: (i) if a Base Rate Loan, at the Base Rate plus the Applicable Margin; or (ii) if a SOFR Loan, at Term SOFR plus the Applicable Margin.

(b) The basis for determining the rate of interest with respect to any Loan, and the Interest Period with respect to any SOFR Loan, shall be selected by Borrower and notified to Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be. If on any day a Loan is outstanding with respect to which a Funding Notice or Conversion/Continuation Notice has not been delivered to Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Loan shall be a Base Rate Loan.

(c) In connection with SOFR Loans there shall be no more than five (5) Interest Periods outstanding at any time. In the event Borrower fails to specify between a Base Rate Loan or a SOFR Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Loan (if outstanding as a SOFR Loan) will be automatically converted into a Base Rate Loan on the last day of the then current Interest Period for such Loan (or if outstanding as a Base Rate Loan will remain as, or (if not then outstanding) will be made as, a Base Rate Loan). At any time that a Default or an Event of Default has occurred and is continuing, Borrower no longer shall have the option to request that any portion of the Loans be a SOFR Loan and such SOFR Loans shall automatically convert to Base Rate Loans on the last day of the then current Interest Period. As soon as practicable after 10:00 a.m. (New York City time) on each Interest Rate Determination Date, Administrative Agent shall reasonably determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the SOFR Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing) to Borrower and each Lender.

(d) Interest payable hereunder shall be computed on the basis of a 360 day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted from a SOFR Loan, the date of conversion of such SOFR Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a SOFR Loan, the date of conversion of such Base Rate Loan to such SOFR Loan, as the case may be, shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day's interest shall be paid on that Loan.

(e) Except as otherwise set forth herein, interest on each Term Loan shall be payable in cash and in arrears (i) on each Interest Payment Date and (ii) upon any prepayment of that Term Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid.

(f) In connection with the use or administration of Term SOFR, Administrative Agent will have the right, in consultation with Borrower, to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further consent of any other party to this Agreement or any other Loan Document. Administrative Agent will promptly notify Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(g) If a Tax Deduction is required by Swiss law to be made by a Swiss Guarantor in respect of any interest payable under this Agreement and should paragraph (a) of Section 2.15 be unenforceable for any reason, the applicable interest rate in relation to that interest payment shall be (i) the interest rate which would have applied to that interest payment in the absence of this paragraph (g) divided by (ii) 1 minus the rate at which the relevant Tax Deduction is required to be made (where the rate at which the relevant Tax Deduction is required to be made is for this purpose expressed as a fraction of 1 rather than as a percentage) and all references to a rate of interest shall be construed accordingly.

Section 2.5   Conversion/Continuation.

(a)   Subject to Section 2.17 and so long as no Default or Event of Default shall have occurred and then be continuing, Borrower shall have the option:

(i)   to convert at any time all or any part of any Term Loan equal to $[***] and integral multiples of $[***] in excess of that amount from one Type of Loan to another Type of Loan; provided, a SOFR Loan may only be converted on the expiration of the Interest Period applicable to such SOFR Loan unless Borrower shall pay all amounts due under Section 2.17 in connection with any such conversion; or

(ii)   upon the expiration of any Interest Period applicable to any SOFR Loan, to continue all or any portion of such Loan equal to $[***] and integral multiples of $[***] in excess of that amount as a SOFR Loan.

(b)   Borrower shall deliver a Conversion/Continuation Notice to Administrative Agent no later than 10:00 a.m. (New York City time) at least [***] in advance of the proposed conversion date (in the case of a conversion to a Base Rate Loan) and at least [***] Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a SOFR Loan); provided, that, in the event Borrower fails to deliver a Conversion/Continuation Notice, Borrower shall automatically be deemed to have delivered a Conversion/Continuation Notice for a conversion to, or continuation as, a SOFR Loan. Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to, or continuation of, any SOFR Loans shall be irrevocable on and after the related Interest Rate Determination Date, and Borrower shall be bound to effect a conversion or continuation in accordance therewith.

Section 2.6   Default Interest. Upon the occurrence and during the continuance of an Event of Default [***], the principal amount of all Term Loans outstanding and, to the extent permitted by applicable law, any interest payments on the Term Loans or any fees or other amounts owed hereunder (including any Prepayment Premium, if applicable), shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws) payable on demand at a rate that is [***]% per annum in excess of the interest rate otherwise payable hereunder with respect to the Term Loans (the "Default Rate"). All interest payable at the Default Rate shall be payable in cash on demand. Payment or acceptance of the Default Rate of interest provided for in this Section 2.6 is not a permitted alternative to timely payment and shall not constitute a waiver of any Default or Event of Default or otherwise prejudice or limit any rights or remedies of Administrative Agent or any Lender.

Section 2.7   Fees.

(a)   Borrower agrees to pay to Administrative Agent and Blue Owl Credit Advisors LLC, as applicable, all fees payable by it in the Fee Letters in the amounts and at the times specified therein.

(b)   All fees referred to in Section 2.7(a) shall be calculated on the basis of a 360 day year and the actual number of days elapsed.

Section 2.8   Repayment of Term Loans. The principal amounts of the Term Loans shall be repaid, together with all other amounts owed hereunder with respect thereto, in full in cash no later than the Term Loan Maturity Date; provided, however, that if FDA Approval has not been received on or prior to September 30, 2027, the Term Loans shall be repaid in equal quarterly installments in an amount equal to 10% [***], commencing on October 1, 2027 and on the first Business Day of each Fiscal Quarter thereafter.

Section 2.9   Voluntary Prepayments and Commitment Reductions.

(a)   Voluntary Prepayments.

(i)   Subject to the terms of the Agent Fee Letter, Borrower may prepay at any time the Term Loans on any Business Day in whole or in part (together with any amounts due pursuant to Section 2.18), in an aggregate minimum amount of $[***] and integral multiples of $[***] in excess of that amount.

(ii)   All such prepayments shall be made upon not less than (x) [***] prior written notice in the case of Base Rate Loans and (y) [***] Business Days' prior written notice in the case of SOFR Loans, in each case given to Administrative Agent by 10:00 a.m. on the date required (and Administrative Agent will promptly transmit such or original notice by facsimile or email to each Lender). Upon the giving of any such notice, the principal amount of the Term Loans specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.11(a) with respect to the Term Loans.

(b)   Voluntary Commitment Reductions or Terminations.

(i)   Borrower may, upon not less than [***] Business Days' prior written confirmed in writing to Administrative Agent (which written notice Administrative Agent will promptly transmit by email to each applicable Lender), at any time and from time to time terminate in whole or permanently reduce in part any unused portion of the Delayed Draw Term Loan Commitments; provided any such partial reduction shall be in an aggregate minimum amount of $[***] and integral multiples of $[***] in excess thereof.

(ii)   Borrower's notice to Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Delayed Draw Term Loan Commitments shall be effective on the date specified in Borrower's notice and, in the case of a partial reduction, shall reduce the Delayed Draw Term Loan Commitments of each Lender proportionately to its Pro Rata Share thereof.

Section 2.10   Mandatory Prepayments.

(a)   Asset Sales.

(i)   No later than the [***] Business Day following the date of receipt by any Loan Party of any Net Proceeds from Asset Sales (other than any Asset Sale described in Section 6.9(b)(iii), (iv), (v), (vi), (vii), (viii), (x), (xi), or (xiv)) in excess of [***]; provided, such prepayment shall not be required so long as [***] provided, that if any such Net Proceeds are no longer intended to be or cannot be so reinvested or applied during the applicable [***] period [***], an amount equal to any such Net Proceeds shall, within five (5) Business Days after Borrower reasonably determines that such Net Proceeds are no longer intended to be or cannot be so reinvested or applied, be applied to the prepayment of the Term Loans as set forth in Section 2.11(a).

(ii)   Nothing contained in this Section 2.10(a) shall permit Borrower or any of its Subsidiaries to sell or otherwise dispose of any assets other than in accordance with Section 6.9.

(b)   Insurance/Condemnation Proceeds.   No later than the [***] Business Day following the date of receipt by any Loan Party, or Administrative Agent as loss payee, of any Net Proceeds from insurance or any condemnation, taking or other casualty in excess of [***], Borrower shall, subject to

Section 2.12(b), prepay the Term Loan as set forth in Section 2.11(a) in an aggregate amount equal to such Net Proceeds in excess of [***]; provided, such prepayment shall not be required so long as [***]; provided, that if any such Net Proceeds are no longer intended to be or cannot be so reinvested or applied during the applicable [***] period [***], an amount equal to any such Net Proceeds shall, within five (5) Business Days after Borrower reasonably determines that such Net Proceeds are no longer intended to be or cannot be so reinvested or applied, be applied to the prepayment of the Term Loans as set forth in Section 2.11(a).

(c)   Issuance of Debt. On the date of receipt by Borrower or any of its Subsidiaries of any Cash proceeds from the incurrence of any Indebtedness of Borrower or any of its Subsidiaries (other than with respect to any Indebtedness permitted to be incurred pursuant to Section 6.1), Borrower shall prepay the Loans in an aggregate amount equal to 100% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, in each case, paid to non-Affiliates, including reasonable legal fees and expenses.

(d)   Prepayment Certificate. Concurrently with any prepayment of the Term Loan pursuant to Section 2.10(a) through Section 2.10(c), Borrower shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable net proceeds and compensation owing to Lenders pursuant to the Fee Letter, if any, as the case may be. In the event that Borrower shall subsequently determine that the actual amount received exceeded the amount set forth in such certificate, Borrower shall promptly make an additional prepayment of the Loans, and Borrower shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

Section 2.11   Application of Prepayments.

(a)   Application of Prepayments of Term Loans. (i) Any prepayment of the Term Loan pursuant to Section 2.9 and (ii) except in connection with any Waivable Mandatory Prepayment provided for in Section 2.11(b), so long as no Application Event has occurred and is continuing, any mandatory prepayment of any Loan pursuant to Section 2.10, in each case, shall be applied as follows:

first, to prepay accrued and unpaid interest on the Term Loan;

second, to pay any applicable Prepayment Premium payable thereon; and

third, to prepay the principal of the (i) Initial Term Loan, subject to Section 2.8, ratably, and (ii) Incremental Term Loans, ratably.

(b)   Waivable Mandatory Prepayment. Anything contained herein to the contrary notwithstanding, in the event Borrower is required to make any mandatory prepayment (a "Waivable Mandatory Prepayment") of the Term Loans pursuant to Section 2.10 (other than Section 2.10(c)), not less than [***] Business Days prior to the date (the "Required Prepayment Date") on which Borrower is required to make such Waivable Mandatory Prepayment, Borrower shall notify Administrative Agent of the amount of such prepayment, and Administrative Agent will promptly thereafter notify each Lender holding an outstanding Term Loan of the amount of such Lender's Pro Rata Share of such Waivable Mandatory Prepayment and such Lender's option to refuse such amount. Each such Lender may exercise such option by giving written notice to Borrower and Administrative Agent of its election to do so on or before the first Business Day prior to the Required Prepayment Date (it being understood that any Lender which does not notify Borrower and Administrative Agent of its election to exercise such option on or before the first Business Day prior to the Required Prepayment Date shall be deemed to have elected, as of such date, not to exercise such option). On the Required Prepayment Date, Borrower shall pay to Administrative Agent the amount of the Waivable Mandatory Prepayment, which amount shall be applied (i) in an amount equal

to that portion of the Waivable Mandatory Prepayment payable to those Lenders that have elected not to exercise such option, to prepay the Term Loans of such Lenders (which prepayment shall be applied in accordance with Section 2.11(a)), and (ii) to the extent of any excess, to Borrower for working capital and general corporate purposes.

(c)   At any time an Application Event has occurred and is continuing, all payments shall be applied pursuant to Section 2.12(f). Nothing contained herein shall modify the provisions of Section 2.12(b) regarding the requirement that all prepayments be accompanied by accrued interest and fees on the principal amount being prepaid to the date of such prepayment and the applicable Prepayment Premium, or any requirement otherwise contained herein to pay all other amounts as the same become due and payable.

Section 2.12   General Provisions Regarding Payments.

(a)   All payments by Borrower of principal, interest, fees and other Obligations shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent, for the account of Lenders, not later than 10:00 a.m. on the date such payment is due and payable to Administrative Agent's Account. Funds received by Administrative Agent after that time on such due date may be deemed to have been paid by Borrower on the next Business Day.

(b)   All payments in respect of the principal amount of any Term Loan shall be accompanied by payment of accrued but unpaid interest on the principal amount being repaid or prepaid, any Prepayment Premium and all other amounts due and payable hereunder with respect to the principal amount being repaid or prepaid.

(c)   Administrative Agent shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender's applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due with respect thereto, including, without limitation, all fees payable with respect thereto, to the extent received by Administrative Agent.

(d)   Subject to the provisos set forth in the definition of "Interest Period", whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder or of the commitment fees hereunder.

(e)   Administrative Agent shall deem any payment by or on behalf of Borrower hereunder that is not made in same day funds prior to 12:00 p.m. to be a non-conforming payment. Any such payment shall not be deemed to have been received by Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. Administrative Agent shall give prompt telephonic notice to Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the Default Rate determined pursuant to Section 2.6 from the date such amount was due and payable until the date such amount is paid in full.

(f)   At any time an Application Event has occurred and is continuing, or the maturity of the Obligations shall have been accelerated pursuant to Section 8.2, all payments or proceeds received

by Administrative Agent hereunder or under any Collateral Document in respect of any of the Obligations, including, but not limited to all proceeds received by Administrative Agent in respect of any sale, any collection from, or other realization upon all or any part of the Collateral (for purposes of this Section 2.12(f), together, the "Recoveries"), shall be applied in full or in part as follows:

first, ratably to pay the Obligations in respect of any fees (other than any Prepayment Premium), expense reimbursements, indemnities and other amounts then due and payable to Administrative Agent until paid in full;

second, ratably to pay interest then due and payable in respect of Protective Advances until paid in full;

third, ratably to pay principal of Protective Advances then due and payable until paid in full;

fourth, ratably to pay the Obligations in respect of any fees (other than any Prepayment Premium) and indemnities then due and payable to the Lenders with a Term Loan Commitment until paid in full;

fifth, ratably to pay interest then due and payable in respect of the Term Loan until paid in full;

sixth, ratably to pay the principal of the Term Loan until paid in full;

seventh, ratably to pay the Obligations in respect of any Prepayment Premium then due and payable to the Lenders with a Term Loan Commitment until paid in full; and

eighth, to the ratable payment of all other Obligations then due and payable until paid in full;

provided, however, that if the Recoveries held by Administrative Agent are insufficient for payment in full of the Obligations as a result of a Secured Party being an Equitably Subordinated Creditor, such Equitably Subordinated Creditor shall not be entitled to its Pro Rata Share of any payment otherwise due under this Section 2.12(f).

(g)   For purposes of Section 2.12(f) (other than clause *eighth* of Section 2.12(f)), "paid in full" means payment in cash of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding, except to the extent that default or overdue interest (but not any other interest) and loan fees, each arising from or related to a default, are disallowed in any Insolvency Proceeding; provided, however, that for purposes of clause *eighth* of Section 2.12(f), "paid in full" means payment in cash of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not the same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(h)   In the event of a direct conflict between the priority provisions of Section 2.12(f) and other provisions contained in any other Loan Document, it is the intention of the parties hereto that both such priority provisions in such documents shall be read together and construed, to the fullest extent

possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of Section 2.12(f) shall control and govern.

(i) The Lenders and Borrower hereby authorize Administrative Agent to, and Administrative Agent may, from time to time, charge the Loan Account with any amount then due and payable by Borrower under any Loan Document. Each of the Lenders and Borrower agrees that Administrative Agent shall have the right to make such charges whether or not any Default or Event of Default shall have occurred and be continuing or whether any of the conditions precedent in Section 3.2 have been satisfied. Any amount charged to the Loan Account shall be deemed a Loan hereunder made by the Lenders to Borrower, funded by Administrative Agent on behalf of the Lenders and subject to Section 2.2. The Lenders and Borrower confirm that any charges which Administrative Agent may so make to the Loan Account as herein provided will be made as an accommodation to Borrower and solely at Administrative Agent's discretion, provided that Administrative Agent shall from time to time in its discretion or upon the request of the Required Lenders, charge the Loan Account of Borrower with any amount due and payable under any Loan Document. Administrative Agent shall provide a reasonably detailed invoice for any amounts charged to the Loan Account (unless such charge is made at Borrower's request) promptly upon request by Borrower.

(j) Notwithstanding the foregoing provisions hereof, if any Conversion/Continuation Notice is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any SOFR Loans, Administrative Agent shall give effect thereto in apportioning payments received thereafter.

Section 2.13 Ratable Sharing. Lenders hereby agree among themselves that, except as otherwise provided in the Collateral Documents with respect to amounts realized from the exercise of rights with respect to Liens on the Collateral, if any of them shall, whether by voluntary payment (other than a voluntary prepayment of Term Loans made and applied in accordance with the terms hereof), through the exercise of any right of set off or banker's lien, by counterclaim or cross action or by the enforcement of any right under the Loan Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under any Debtor Relief Law, receive payment or reduction of a proportion of the aggregate amount of principal, interest, fees and other amounts then due and owing to such Lender hereunder or under the other Loan Documents (collectively, the "Aggregate Amounts Due" to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender having Term Loans, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders having Term Loans in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker's lien, set off or counterclaim with respect to any and all monies owing by Borrower to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.

Section 2.14 Increased Costs; Capital Adequacy.

(a) Compensation For Increased Costs and Taxes. In the event that Administrative Agent or any Lender shall reasonably determine (which determination shall, absent manifest error, be final

and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or Governmental Authority, in each case that becomes effective after the date hereof, or compliance by Administrative Agent or such Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-Governmental Authority (whether or not having the force of law): (i) subjects Administrative Agent or such Lender (or its applicable lending office) to any additional Tax (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) with respect to its Loans, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of Administrative Agent or such Lender (other than any such reserve or other requirements with respect to SOFR Loans that are reflected in the definition of Term SOFR); or (iii) imposes any other condition (other than with respect to Taxes) on or affecting Administrative agent or such Lender (or its applicable lending office) or its obligations hereunder; and the result of any of the foregoing is to increase the cost to Administrative Agent or such Lender of agreeing to make, making or maintaining Loans hereunder or to reduce any amount received or receivable by Administrative Agent or such Lender (or its applicable lending office) with respect thereto; then, in any such case, Borrower shall promptly pay to Administrative Agent or such Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as Administrative Agent or such Lender in its reasonable discretion shall determine) as may be necessary to compensate Administrative Agent or such Lender for any such increased cost or reduction in amounts received or receivable hereunder. Administrative Agent or such Lender shall deliver to Borrower (with a copy to Administrative Agent, if applicable) a written statement, reasonably setting forth in reasonable detail the basis for calculating the additional amounts owed to Administrative Agent or such Lender under this Section 2.14(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(b)   Capital Adequacy Adjustment. In the event that any Lender shall have determined that the adoption, effectiveness, phase in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, such Lender's Term Loans or other obligations hereunder with respect to the Term Loan to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), then from time to time, within [***] Business Days after receipt by Borrower from such Lender of the statement referred to in the next sentence, Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after tax basis for such reduction. Such Lender shall deliver to Borrower (with a copy to Administrative Agent) a written statement, reasonably setting forth in reasonable detail the basis for calculating the additional amounts owed to Lender under this Section 2.14(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

Section 2.15   Taxes; Withholding, Etc.

(a)   Withholding of Taxes. All sums payable by any Loan Party hereunder and under the other Loan Documents shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax. If any Loan Party or any other Person is required by law to make any deduction or withholding on account of any Tax with respect to any sum paid or payable by any Loan Party to Administrative Agent or any Lender under any of the Loan Documents: (1) Borrower shall promptly notify Administrative Agent of any such requirement or any change in any such requirement; (2) Borrower or the applicable Loan Party, if it is the applicable withholding agent, shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Loan Party) for its own account or (if that liability is imposed on Administrative Agent or such Lender, as the case may be) on behalf of and in the name of Administrative Agent or such Lender; (3) if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased to the extent necessary to ensure that, after all such deductions or withholdings have been made by any applicable withholding agent (including any such deductions or withholdings applicable to additional sums payable under this Section 2.15), the applicable Lender (or, in the case of payments made to Administrative Agent for its own account, Administrative Agent) receives on the due date a net sum equal to what it would have received had no such deduction or withholding been required or made; and (4) within [***] days after paying any sum from which Borrower or any other Loan Party is required by applicable law to make any deduction or withholding, Borrower shall deliver to Administrative Agent evidence reasonably satisfactory to Administrative Agent of such deduction or withholding and of the remittance thereof to the relevant Governmental Authority.

(b)   Other Taxes. The Loan Parties shall pay to the relevant Governmental Authorities (or, at the option of Administrative Agent, timely reimburse it for the payment of) any present or future stamp, court, documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes that arise from any payment made hereunder or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document ("Other Taxes"). Within [***] days after paying any such Other Taxes, each Loan Party shall deliver to Administrative Agent evidence reasonably satisfactory to Administrative Agent that such Other Taxes have been paid to the relevant Governmental Authority.

(c)   Tax Indemnification.

(i)   The Loan Parties hereby jointly and severally agree to indemnify and hold Administrative Agent and any Lender harmless from and against all Indemnified Taxes (including, without limitation, Indemnified Taxes imposed or asserted on or attributable to any amounts payable under this Section 2.15) payable or paid by such Person or required to be withheld or deducted with respect to any payment to such Person and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted. Such indemnification shall be paid within ten days from the date on which Administrative Agent or Lender makes written demand therefor. A certificate as to the amount of such payment or liability reasonably delivered to Borrower by a Lender (with a copy to Administrative Agent), or by Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(ii)   Each Lender shall severally indemnify Administrative Agent, within [***] days after written demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Loan Parties have not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 10.6(h)(ii) relating to the maintenance of a

Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability reasonably delivered to any Lender by Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Administrative Agent to the Lender from any other source against any amount due to Administrative Agent under this paragraph.

(d)   Evidence of Exemption From Withholding Tax.

(i)   Any Lender that is entitled to any exemption from or reduction of withholding Tax with respect to any payments made under any Loan Document shall deliver to Borrower and Administrative Agent, at the time or times reasonably requested by Borrower or Administrative Agent, such properly completed and executed documentation reasonably requested by Borrower or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or Administrative Agent as will enable Borrower or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.15(d)(i)(A), (i)(B) and (iii)) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing:

(A)   any Lender that is a U.S. Person shall deliver to Borrower and Administrative Agent on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)   any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to Borrower and Administrative Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), whichever of the following is applicable:

(1)   in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to such tax treaty;

(2)   executed copies of IRS Form W-8ECI;

(3)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, (x) a certificate substantially in the form of Exhibit G-1 to the effect that such Foreign Lender is not a "bank" within the meaning of

Section 881(c)(3)(A) of the Internal Revenue Code, a "10 percent shareholder" of Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code, or a "controlled foreign corporation" related to any Loan Party described in Section 881(c)(3)(C) of the Internal Revenue Code Internal Revenue Code (a "<u>U.S. Tax Compliance Certificate</u>") and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(4)   to the extent a Foreign Lender is not the beneficial owner (for example, where the Foreign Lender is a partnership or a participating Lender), executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit G-2 or Exhibit G-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; *provided* that if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit G-4 on behalf of such direct and indirect partner(s);

(ii)   any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to Borrower and Administrative Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or Administrative Agent to determine the withholding or deduction required to be made; and

(iii)   If a payment made to a Lender under any Loan Document would be subject to United States federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to Borrower and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by Borrower or Administrative Agent as may be necessary for Borrower and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this <u>Section 2.15(d)(iii)</u>, FATCA shall include any amendments made to FATCA after the date of this Agreement.

(iv)   [***]. Notwithstanding anything to the contrary in this Section 2.15(d), a Lender shall not be required to deliver any documentation pursuant to this <u>Section 2.15(d)</u> that such Lender is not legally eligible to deliver.

(e)   <u>Treatment of Certain Refunds</u>. If any party determines, in its reasonable discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.15 (including by the payment of additional amounts pursuant to this Section 2.15), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity

payments made under this Section 2.15 with respect to the Taxes giving rise to such refund), net of all reasonable and documented out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.15(e) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.15(e), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.15(e) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it reasonably deems confidential) to the indemnifying party or any other Person.

Section 2.16   Obligation to Mitigate. Each Lender agrees that, as promptly as practicable after the officer of such Lender responsible for administering its Term Loans becomes aware of the occurrence of an event or the existence of a condition that would cause such Lender to become an Affected Lender or that would entitle such Lender to receive payments under Section 2.13, 2.14, 2.15 or 2.18, it will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts to (a) make, issue, fund or maintain its Credit Extensions, including any Affected Loans, through another office of such Lender, or (b) take such other measures as such Lender may reasonably deem reasonably appropriate, if as a result thereof the circumstances which would cause such Lender to be an Affected Lender would cease to exist or the additional amounts which would otherwise be required to be paid to such Lender pursuant to Section 2.13, 2.14, 2.15 or 2.18 would be materially reduced and if, as determined by such Lender in its reasonable discretion, the making, issuing, funding or maintaining of such Term Loans through such other office or in accordance with such other measures, as the case may be, would not otherwise adversely affect such Term Loans or the interests of such Lender; provided, such Lender will not be obligated to take any of the foregoing measures pursuant to this Section 2.16 unless Borrower agrees to pay all reasonable and documented out-of-pocket incremental expenses incurred by such Lender as a result of taking such actions as described above. A certificate as to the amount of any such reasonable and documented out-of-pocket expenses payable by Borrower pursuant to this Section 2.16 (setting forth in reasonable detail the basis for requesting such amount) reasonably submitted by such Lender to Borrower (with a copy to Administrative Agent) shall be conclusive absent manifest error.

Section 2.17   Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender becomes the subject of a Bail-In Action or violates any provision of Section 9.5(c), or, other than at the direction or request of any regulatory agency or authority, defaults (in each case, a "Defaulting Lender") in its obligation to fund (a "Funding Default") a Term Loan (in each case, a "Defaulted Loan"), then (a) during any Default Period with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be a "Lender" for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Loan Documents; and (b) to the extent permitted by applicable law, until such time as the Default Excess, if any, with respect to such Defaulting Lender shall have been reduced to zero, (i) any voluntary prepayment of the Term Loans shall, if Administrative Agent so directs at the time of making such voluntary prepayment, be applied to Term Loans of other Lenders as if such Defaulting Lender had no Term Loans outstanding and the outstanding Term Loans of such Defaulting Lender were zero, and (ii) any mandatory prepayment of the Term Loans shall, if Administrative Agent so directs at the time of making such mandatory prepayment, be applied to the Term Loans of other Lenders (but not to the Term Loans of such Defaulting Lender) as if such Defaulting

Lender had funded all Defaulted Loans of such Defaulting Lender, it being understood and agreed that Borrower shall be entitled to retain any portion of any mandatory prepayment of the Term Loans that is not paid to such Defaulting Lender solely as a result of the operation of the provisions of this clause (b). No Term Loan Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 2.17, performance by Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Funding Default or the operation of this Section 2.17. The rights and remedies against a Defaulting Lender under this Section 2.17 are in addition to other rights and remedies which Borrower may have against such Defaulting Lender with respect to any Funding Default and which Administrative Agent or any Lender may have against such Defaulting Lender with respect to any Funding Default or violation of Section 9.5(c).

Section 2.18   Making or Maintaining SOFR Loans.

(a)   Inability to Determine Rates. Subject to Section 2.19, if, on or prior to the first day of any Interest Period for any SOFR Loan:

(i)   Administrative Agent reasonably determines (which determination shall be conclusive and binding absent manifest error) in consultation with the Borrower that reasonable and adequate means do not exist for ascertaining "Term SOFR" *cannot* be determined pursuant to the definition thereof, or

(ii)   the Required Lenders reasonably determine in consultation with the Borrower that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided written notice of such reasonable determination to Administrative Agent, then Administrative Agent will promptly so notify in writing Borrower and each Lender.

Upon written notice thereof (upon such reasonable determination) by Administrative Agent to Borrower, any obligation of the Lenders to make SOFR Loans, and any right of Borrower to continue SOFR Loans or to convert Base Rate Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans or affected Interest Periods) until Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing that, Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, Borrower shall also pay accrued interest on the amount so converted. Subject to Section 2.19, if Administrative Agent reasonably determines (which determination shall be conclusive and binding absent manifest error) in consultation with the Borrower that "Term SOFR" cannot be determined pursuant to the definition thereof on any given day, the interest rate on Base Rate Loans shall be reasonably determined by Administrative Agent without reference to clause (c) of the definition of "Base Rate" until Administrative Agent revokes such reasonable determination.

(b)   Illegality. If any Lender reasonably determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, the Term SOFR Reference Rate or Term SOFR (the "Affected Loans"), or to determine or charge interest based upon SOFR, the Term SOFR Reference Rate or Term SOFR, then, upon written notice thereof by such Lender (an "Affected Lender") to Borrower (through Administrative Agent) (an "Illegality Notice"), (a) any obligation

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of the Lenders to make SOFR Loans, and any right of Borrower to continue SOFR Loans or to convert Base Rate Loans to SOFR Loans, shall be suspended, and (b) the interest rate on which Base Rate Loans shall, if necessary to avoid such illegality, be reasonably determined by Administrative Agent without reference to clause (c) of the definition of "Base Rate", in each case until each Affected Lender notifies Administrative Agent and Borrower that the circumstances giving rise to such determination no longer exist. Upon written receipt of an Illegality Notice, Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to Administrative Agent), prepay or, if applicable, convert all SOFR Loans to Base Rate Loans (the interest rate on which Base Rate Loans shall, if necessary to avoid such illegality, be reasonably determined by Administrative Agent without reference to clause (c) of the definition of "Base Rate"), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, in each case until Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to reasonably determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate or Term SOFR. Upon any such prepayment or conversion, Borrower shall also pay accrued interest on the amount so prepaid or converted.

(c)   [Reserved].

(d)   Booking of SOFR Loans. Any Lender may make, carry or transfer SOFR Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of such Lender.

(e)   Assumptions Concerning Funding of SOFR Loans. Calculation of all amounts payable to a Lender under this Section 2.18 and under Section 2.14 shall be made as though such Lender had actually funded each of its relevant SOFR Loans through the purchase of a SOFR deposit bearing interest at Term SOFR in an amount equal to the amount of such SOFR Loan and having a maturity comparable to the relevant Interest Period and through the transfer of such SOFR deposit from an offshore office of such Lender to a domestic office of such Lender in the United States of America; provided, however, each Lender may fund each of its SOFR Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.18 and under Section 2.14. Anything to the contrary contained herein notwithstanding, neither Administrative Agent, nor any Lender, nor any of their participants, is required actually to match fund any Obligation as to which interest accrues at Term SOFR or the Term SOFR Reference Rate.

Section 2.19   Benchmark Replacement Setting.

(a)   Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, Administrative Agent and Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after Administrative Agent has posted such proposed amendment to all affected Lenders and Borrower so long as Administrative Agent and the Borrower has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.19(a) will occur prior to the applicable Benchmark Transition Start Date.

(b)   Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Administrative Agent and the Borrower will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming

Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document other than Administrative Agent and Borrower.

(c)   Notices; Standards for Decisions and Determinations. Administrative Agent will promptly notify Borrower and the Lenders, in writing, of (1) the implementation of any Benchmark Replacement and (2) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Administrative Agent will notify in writing Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.19(d) and (y) the commencement or conclusion of any Benchmark Unavailability Period. Any reasonable determination, decision or election that may be made by Administrative Agent or, if applicable, any Lender (or group of Lenders), together with the Borrower, pursuant to this Section 2.19, including any reasonable determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their reasonable discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.19.

(d)   Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (1) if the then-current Benchmark is a term rate (including the Term SOFR) and either (I) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by Administrative Agent in its reasonable discretion or (II) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then Administrative Agent, together with Borrower, may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (2) if a tenor that was removed pursuant to clause (1) above either (I) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (II) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then Administrative Agent, together with Borrower, may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)   Benchmark Unavailability Period. Upon Borrower's receipt of written notice of the commencement of a Benchmark Unavailability Period, (1) Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans and (2) any outstanding affected SOFR Loans will be deemed to have been converted to Base Rate Loans at the end of the applicable Interest Period. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate.

Section 2.20   Incremental Term Loans. After the Closing Date, Borrower may, with the prior written consent of Administrative Agent, on one or more occasions, request additional term loans ("Incremental Term Loans") by delivering notice to Administrative Agent at least [***] Business Days prior to the requested Credit Date; provided, however, that [***]:

(a)   (i) the aggregate amount of all such Incremental Term Loans shall not exceed [***] $200,000,000 [***] and (ii) each such Incremental Term Loan shall be in an amount not less than $[***]

and integral multiples of $[***] in excess of that amount (or such lesser amount then agreed to by Administrative Agent);

(b)   the Lenders making such Incremental Term Loans have received investment committee approval (in such investment committee's sole discretion) with respect thereto, and no Lender shall be obligated to provide any Incremental Term Loan Commitments or fund any Incremental Term Loan without its consent;

(c)   the conditions precedent set forth in Section 3.2 of the this Agreement shall have been satisfied as of the date such Incremental Term Loans are incurred (it being understood and agreed that the incurrence of such Incremental Term Loans shall not be subject to any other conditions precedent set forth in Section 3.2 of this Agreement, except to the extent agreed to by Borrower and the Lenders providing such Incremental Term Loans);

(d)   the terms and conditions with respect to any such Incremental Term Loans (including any fees payable in connection therewith) shall be set forth in the applicable Incremental Amendment with respect thereto; provided, however, that:

(i)   the final maturity date of such Incremental Term Loans shall be no earlier than the Latest Maturity Date of the then outstanding Term Loans;

(ii)   the Weighted Average Life to Maturity of such Incremental Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the then outstanding Term Loans (determined without giving effect to any prepayments that reduce amortization or that would otherwise modify the Weighted Average Life to Maturity);

(iii)   such Incremental Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory repayments or prepayments of the Term Loans;

(iv)   such Incremental Term Loans (A) shall rank *pari passu* in right of payment and with respect to security with the Obligations, (B) may not be secured by any assets other than the Collateral and (C) may not be guaranteed by any Person that is not a Loan Party;

(e)   except as otherwise expressly permitted in this Section 2.20 (and except for any terms and conditions with respect to any Incremental Term Loans that are applicable only after the Latest Maturity Date of the then outstanding Term Loans), the terms and conditions with respect to any Incremental Term Loans shall not be (A) materially more favorable to the Lenders of such Incremental Term Loans than the existing terms and conditions contained in the Loan Documents that apply to the Lenders of the then outstanding Term Loans (unless such existing terms and conditions contained in the Loan Documents are amended so as to conform to the materially more favorable terms and conditions that apply to the Lenders of the Incremental Term Loans) or (B) materially adverse to the Lenders of the then outstanding Term Loans (in their capacity as such Lenders); and

(f)   the commitments in respect of such Incremental Term Loans (the "Incremental Term Loan Commitments") shall become Term Loan Commitments hereunder pursuant to an amendment (an "Incremental Amendment") to this Agreement and, as appropriate, the other Loan Documents, executed by Borrower, each existing Lender agreeing to provide such Term Loan Commitment, if any, each additional Lender agreeing to provide such Commitment, if any, and Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this

Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of Administrative Agent and Borrower, to effect the provisions of this Section 2.20.

Section 2.21   Equitably Subordinated Creditors.

(a)   Anything contained herein to the contrary notwithstanding, in the event that any Lender becomes an Equitably Subordinated Creditor, such Equitably Subordinated Creditor shall not have the benefit, but only the obligation of, any sharing provisions under the Loan Documents and shall not be entitled to receive any payment, and Administrative Agent shall not be required to make any payment to the Equitably Subordinated Creditor, under or in connection with the Loan Documents in respect of any Equitably Subordinated Liabilities.

(b)   To the extent that any Equitably Subordinated Liabilities would result in the subordination of Obligations towards any other Lenders under any Loan Document pursuant to Section 39 (1) no. 5 of the German Insolvency Code (*Insolvenzordnung*) or prejudice the validity or enforceability of any Lien granted in connection with this Agreement or guaranty and/or indemnity provided to any Lender pursuant to the Loan Documents, the relevant Equitably Subordinated Creditor shall be deemed not to be a Secured Party under any Collateral Document and shall not benefit from any such guaranty or indemnity.

ARTICLE III

CONDITIONS PRECEDENT

Section 3.1   Closing Date. The effectiveness of this Agreement, and the obligation of each Lender to make a Credit Extension on the Closing Date, is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Closing Date:

(a)   Loan Documents. Administrative Agent shall have received copies of each Loan Document duly executed and delivered by each applicable Loan Party for each Lender.

(b)   Organizational Documents; Incumbency. Administrative Agent shall have received a Secretary's or Director's Certificate for each Loan Party attaching (i) copies of each Organizational Document of such Loan Party and, to the extent applicable, certified as of a recent date by the appropriate governmental official, each dated the Closing Date or a recent date prior thereto; (ii) signature and incumbency certificates of the officers, authorized signatories or (managing) directors of such Person executing the Loan Documents to which it is a party; (iii) resolutions of the Board of Directors or similar governing body of such Loan Party, or, if applicable by the holders of the issued shares, approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party or by which it or its assets may be bound as of the Closing Date, certified as of the Closing Date by its secretary, assistant secretary authorized signatory or a (managing) director as being in full force and effect without modification or amendment; and (iv) a good standing certificate (to the extent such concept exists) from the applicable Governmental Authority of such Loan Party's jurisdiction of incorporation, organization or formation and in each jurisdiction in which it is qualified as a foreign corporation or other entity to do business, except in jurisdictions where the failure to be so qualified or in good standing has not had, and would not be reasonably expected to have, a Material Adverse Effect, each dated a recent date prior to the Closing Date.

(c)   Organizational and Capital Structure. The organizational structure and capital structure of Borrower and its Subsidiaries shall be as set forth on Schedule 4.2.

(d)   Governmental Authorizations and Consents. Each Loan Party shall have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Loan Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to Administrative Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Loan Documents or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

(e)   Personal Property Collateral. In order to create in favor of Administrative Agent (and, if applicable, also in favor of Secured Parties), for the benefit of Secured Parties, a valid, perfected First Priority security interest in the personal property Collateral, Administrative Agent shall have received (subject to Section 5.14):

(i)   evidence reasonably satisfactory to Administrative Agent of the compliance by each Loan Party of their obligations under the Pledge and Security Agreement and the other Collateral Documents (including, without limitation, their obligations to authorize or execute, as the case may be, and deliver UCC financing statements, originals of Capital Stock (including stock certificates, if any, representing pledged Capital Stock along with appropriate endorsements), instruments and chattel paper, and any agreements governing deposit and/or securities accounts as provided therein or, to the extent applicable, other instruments necessary to create, perfect or evidence the security interest under applicable law), together with (A) appropriate financing statements on Form UCC-1 in form for filing in such office or offices as may be necessary or, in the opinion of Administrative Agent, desirable to perfect the security interests purported to be created by each Pledge and Security Agreement and each other Collateral Document and (B) evidence reasonably satisfactory to Administrative Agent of the filing of such UCC-1 financing statements (or, to the extent applicable, evidence of registration or perfection under applicable law);

(ii)   a completed Perfection Certificate dated the Closing Date and executed by an Authorized Officer (or, to the extent applicable, a duly authorized representative) of each Loan Party, together with all attachments contemplated thereby, including (A) the results of a recent search, by a Person reasonably satisfactory to Administrative Agent, of all effective UCC financing statements (or equivalent filings) made with respect to any assets or property of any Loan Party in the jurisdictions specified in the Perfection Certificate, together with copies of all such filings disclosed by such search (or, to the extent applicable, other instruments or filings required under applicable law) and (B) UCC termination statements (or similar documents) duly executed by all applicable Persons for filing in all applicable jurisdictions as may be necessary to terminate any effective UCC financing statements (or equivalent filings) disclosed in such search (other than any such financing statements in respect of Permitted Liens); and

(f)   Financial Statements; Initial Projections. Lenders shall have received from Borrower (i) the Historical Financial Statements and (ii) the Initial Projections.

(g)   Evidence of Insurance. Administrative Agent shall have received a certificate from Borrower's insurance broker or other evidence reasonably satisfactory to it that all insurance required to be maintained pursuant to Section 5.5 is in full force and effect, in each case, in form and substance reasonably satisfactory to Administrative Agent.

(h)   Opinion of Counsel to Loan Parties. Lenders and their respective counsel shall have received an executed copy of the favorable written opinions of Goodwin Procter LLP, counsel for

Loan Parties, as to such other matters as Administrative Agent may reasonably request, dated the Closing Date and otherwise in form and substance reasonably satisfactory to Administrative Agent (and each Loan Party hereby instructs such counsel to deliver such opinions to Administrative Agent and Lenders).

(i)   Fees. Borrower shall have paid to Administrative Agent, the fees and expenses then due and payable pursuant to Section 2.7 and Section 10.2, which such fees may be netted from the proceeds of the Initial Term Loan.

(j)   No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or threatened in writing in any court or before any arbitrator or Governmental Authority that, in the reasonable discretion of Administrative Agent, singly or in the aggregate, materially impairs the transactions contemplated by the Loan Documents or that would reasonably be expected to have a Material Adverse Effect.

(k)   Closing Date Refinancing. Administrative Agent shall have received (i) a payoff letter in respect of all Indebtedness and any and all other amounts outstanding under the Existing Credit Agreement and the termination of all extensions of credit thereunder, executed and delivered by all parties thereto, and evidence of the repayment in full of all such Indebtedness and other amounts pursuant to such payoff letter prior to or concurrent with the funding of the Initial Term Loan on the Closing Date (which evidence may be in the form of a funds flow showing payment in full of any and all amounts described or otherwise referred to in the payoff letter); and (ii) evidence that all Liens on or security interests in any and all collateral securing the payment of any such Indebtedness and any guaranty or other obligations of Borrower or any of its Subsidiaries under the Existing Credit Agreement in favor of any Person have been effectively terminated as of the Closing Date following such repayment in full of all such Indebtedness and other amounts pursuant to such payoff letter.

(l)   No Material Adverse Effect/Material Regulatory Liability. Since December 31, 2024 [***], no event, circumstance or change shall have occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect or a Material Regulatory Liability.

(m)   Completion of Proceedings. All partnership, corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incidental thereto not previously found reasonably acceptable by Administrative Agent and its counsel shall be reasonably satisfactory in form and substance to Administrative Agent and such counsel, and Administrative Agent, and such counsel shall have received all such counterpart originals or certified copies of such documents as Administrative Agent may reasonably request.

(n)   Bank Regulations. Administrative Agent shall have received all documentation and other information reasonably requested that is required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the PATRIOT Act, and all such documentation and other information shall be in form and substance reasonably satisfactory to Administrative Agent.

(o)   Representations and Warranties. The representations and warranties contained herein and in each other Loan Document, certificate or other writing delivered to Administrative Agent or any Lender pursuant hereto or thereto on or prior to the date hereof shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to "materiality" or "Material Adverse Effect" in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and

warranties shall have been true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to "materiality" or "Material Adverse Effect" in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as of such earlier date.

(p)   No Default or Event of Default. No event shall have occurred and be continuing or would result from the consummation of the transactions contemplated herein that would constitute an Event of Default or a Default.

(q)   No Contravention. The making of the Term Loan shall not contravene any law, rule or regulation applicable to Administrative Agent or any Lender.

(r)   Registrations. All applicable Registrations from the FDA in respect of the Products shall be valid and subsisting and in full force and effect.

Each Lender, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document or item required to be approved by or satisfactory to Administrative Agent, Required Lenders or Lenders, as applicable, on the Closing Date.

Section 3.2   Conditions to Each Credit Extension. The obligation of each Lender to make the Initial Term Loan on the Closing Date or, except as otherwise noted below, any other Loan on any other Credit Date is, [***], subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions precedent:

(a)   Funding Notice. Administrative Agent shall have received a fully executed and delivered Funding Notice as and when required by Section 2.1(b)(i).

(b)   Solvency Certificate. On the applicable Credit Date, Administrative Agent shall have received a duly executed Solvency Certificate of an Authorized Officer of Borrower, dated as of the applicable Credit Date and addressed to Administrative Agent and Lenders, certifying that after giving effect to the consummation of the transactions contemplated herein including the funding of the Term Loans on the applicable Credit Date, Borrower, individually, and its Subsidiaries, on a consolidated basis when taken as a whole, are and will be Solvent.

(c)   Officer's Certificate. Borrower shall have delivered to Administrative Agent a duly executed Officer's Certificate providing that the conditions in Section 3.2(d), (e) and (f) have been satisfied or waived.

(d)   Representations and Warranties. As of the applicable Credit Date, the representations and warranties contained herein and in each other Loan Document, certificate or other writing delivered to Administrative Agent or any Lender pursuant hereto or thereto on or prior to the Credit Date shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to "materiality" or "Material Adverse Effect" in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to "materiality" or "Material Adverse Effect" in the text

thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as of such earlier date;

(e)   No Default or Event of Default. As of the applicable Credit Date, no event shall have occurred and be continuing or would immediately result from the consummation of the applicable Credit Extension that would constitute an Event of Default or a Default;

(f)   Minimum Qualified Cash. On the applicable Credit Date, Administrative Agent shall have received reasonable evidence that the Loan Parties (on a pro forma basis immediately after giving effect to the Credit Extension, the Closing Date Refinancing (with respect to the Credit Extension to be made on the Closing Date) and the payment of all Transaction Costs required to be paid in Cash), are in compliance with Section 6.8 hereof.

(g)   Fees. On each Credit Date, the Loan Parties shall have paid all fees, costs and expenses then payable by the Loan Parties pursuant to this Agreement and the other Loan Documents, including, without limitation, Section 2.7, and Section 10.2 hereof, which such fees shall be netted from the proceeds of the applicable Term Loan.

(h)   Lender Approval. Solely with respect to any Incremental Term Loans, the funding of such Term Loan shall have been approved by each applicable Lender in its sole and absolute discretion.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

In order to induce Administrative Agent and Lenders to enter into this Agreement and to make each Credit Extension to be made thereby, each Loan Party represents and warrants to Administrative Agent and Lender, on the Closing Date and on each Credit Date, that the following statements are true and correct:

Section 4.1   Organization; Requisite Power and Authority; Qualification. Each of Borrower and its Subsidiaries (a) is duly organized or incorporated, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation as identified in Schedule 4.1, (b) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby and, in the case of Borrower, to make the borrowings hereunder, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and would not be reasonably expected to have, a Material Adverse Effect.

Section 4.2   Capital Stock and Ownership. The Capital Stock of each of Borrower and its Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable. Except as set forth on Schedule 4.2, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement to which Borrower or any Subsidiary of Borrower is a party requiring, and there is no membership interest or other Capital Stock of such Subsidiary outstanding which upon conversion or exchange would require, the issuance by Borrower or any of its Subsidiaries of any additional membership interests or other Capital Stock of Borrower or any of its Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, a membership interest or other Capital Stock of Borrower or any of its Subsidiaries. Schedule 4.2 correctly sets forth the ownership interest of Borrower and each of its Subsidiaries in their respective Subsidiaries as of the Closing Date.

Section 4.3   Due Authorization.   The execution, delivery and performance of the Loan Documents and the consummation by each Loan Party of the transactions contemplated hereby and by the other Loan Documents have been duly authorized by all necessary action on the part of each Loan Party that is a party thereto.

Section 4.4   No Conflict.   The execution, delivery and performance by Loan Parties of the Loan Documents to which they are parties and the consummation of the transactions contemplated by the Loan Documents do not and will not (a) violate any provision of (i) any law or any governmental rule or regulation applicable to Borrower or any of its Subsidiaries, (ii) any of the Organizational Documents of Borrower or any of its Subsidiaries, or (iii) any order, judgment or decree of any court or other agency of government binding on Borrower or any of its Subsidiaries, except, in the cases of clauses (a)(i) and (a)(iii), as would not reasonably be expected to result in a Material Adverse Effect; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Material Contract; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of Borrower or any of its Subsidiaries (other than any Liens created under any of the Loan Documents in favor of Administrative Agent, on behalf of Secured Parties); (d) result in any default, non-compliance, suspension revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to its operations or any of its properties except as would not reasonably be expected to result in a Material Adverse Effect; or (e) require any approval of stockholders, members or partners or any approval or consent of any Person under any Material Contract, except for such approvals or consents which will be obtained on or before the Closing Date and disclosed in writing to Lenders.

Section 4.5   Governmental Consents.   The execution, delivery and performance by Loan Parties of the Loan Documents to which they are parties and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Administrative Agent for filing and/or recordation, as of the Closing Date.

Section 4.6   Binding Obligation.   Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

Section 4.7   Historical Financial Statements.   The Historical Financial Statements were prepared in conformity with GAAP and fairly present, in all material respects, the financial position, on a consolidated basis, of the Persons described in such financial statements as at the respective dates thereof and the results of operations and cash flows, on a consolidated basis, of the entities described therein for each of the periods then ended, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments and the absence of footnotes. As of the Closing Date, neither Borrower nor any of its Subsidiaries has any contingent liability or liability for taxes, long term lease or unusual forward or long term commitment that is not reflected in the Historical Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets or financial condition of Borrower and its Subsidiaries taken as a whole.

Section 4.8   Projections.   On and as of the Closing Date, the Projections of Borrower and its Subsidiaries for the period of Fiscal Year 2025 through and including Fiscal Year [***] (the "Initial Projections") are based on good faith estimates and assumptions made by the management of Borrower; provided, the Initial Projections are not to be viewed as facts and that actual results during the period or periods covered by the Initial Projections may differ from such Initial Projections and that the differences

may be material; provided, further, as of the Closing Date, management of Borrower believed that the Initial Projections were reasonable.

Section 4.9   No Material Adverse Effect.   Since December 31, 2024, [***], no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect.

Section 4.10   Adverse Proceedings, Etc. There are no Adverse Proceedings that (a) relate to any Loan Document or the transactions contemplated hereby or thereby or (b) individually or in the aggregate, would materially impair Administrative Agent's security interest in the Collateral, Borrower's and its Subsidiaries' respective rights, powers or remedies with respect to applicable Products or could otherwise reasonably be expected to have a Material Adverse Effect. Neither Borrower nor any of its Subsidiaries is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules, laws or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign except to the extent such default could not reasonably be expected to result in a Material Adverse Effect.

Section 4.11   Payment of Taxes. All material Tax returns and reports required to have been filed by or with respect to Borrower and/or any of its Subsidiaries have been timely filed, and all material Taxes imposed on Borrower and/or any of its Subsidiaries (including in their capacity as a withholding agent), or with respect to their respective properties, assets, income, businesses and franchises, which have become due and payable have been paid when due and payable, except for Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are being maintained in accordance with GAAP.   There is no pending or, to the knowledge of Borrower, proposed Tax assessment, deficiency, audit or other proceeding against Borrower or any of its Subsidiaries, except for such assessment, deficiency, audit or other proceeding that is being contested by the Borrower or such Subsidiary in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP. Notwithstanding the foregoing, in the case of any Credit Date, matters occurring after the Closing Date that are permitted under Section 5.3 shall not violate this Section 4.11 with respect to such Credit Date.

Section 4.12   Properties, Title. Each of Borrower and its Subsidiaries has (a) good, sufficient, marketable and legal title to (in the case of fee interests in real property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and valid title to (in the case of all other personal property), all of their respective properties and assets reflected in their respective Historical Financial Statements referred to in Section 4.7 and in the most recent financial statements filed or otherwise delivered pursuant to Section 5.1, in each case except for (i) assets disposed of since the date of such financial statements in the ordinary course of business or as otherwise permitted under Section 6.9, (ii) defects in title or interests which would not, individually or in the aggregate, reasonably be expected to materially interfere with Borrower or its applicable Subsidiary's ability to conduct its business as currently conducted or utilize such property for its intended purpose [***]. All such properties and assets that are material to the business of the Borrower and its Subsidiaries are in working order and condition, ordinary wear and tear excepted [***]. As of the Closing Date, Schedule 4.12 contains a true, accurate and complete list of all property owned or leased by Borrower and its Subsidiaries or where Collateral or books and records are located [***].

Section 4.13   Environmental Matters.   Except as any such failure could not reasonably be expected to result in a Material Adverse Effect:

(a)   No Environmental Claim has been asserted against any Loan Party or any predecessor in interest nor has any Loan Party received written notice of any threatened or pending Environmental Claim against Loan Party or any predecessor in interest.

(b)   There has been no Release of Hazardous Materials and there are no Hazardous Materials present in violation of Environmental Law at any of the properties currently owned or operated by any Loan Party.

(c)   The operation of the business of, and each of the properties owned or operated by, each Loan Party are in compliance with all Environmental Laws.

(d)   Each Loan Party holds, and is in compliance with those Governmental Authorizations required under any Environmental Laws in connection with the operations carried on by it and the properties owned or operated by it.

Section 4.14   No Defaults. Neither Borrower nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except, in each case, where the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.

Section 4.15   Material Contracts. Schedule 4.15 contains a true, correct and complete list of all the Material Contracts in effect on the Closing Date, which, together with any updates provided pursuant to Section 5.1(l), are in full force and effect and no defaults currently exist thereunder (other than as described in Schedule 4.15 or in such updates). Each Material Contract is a legal, valid and binding obligation of Borrower, its Subsidiaries and, to the knowledge of Borrower, each other party thereto, is enforceable in accordance with its terms and is in full force and effect, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Neither Borrower nor its Subsidiaries, nor to the knowledge of Borrower or its Subsidiaries, any other party to any Material Contract, is in material breach or default under the terms of any Material Contract other than as described in Schedule 4.15 and no condition exists which, with the giving of notice or the lapse of time or both, would constitute a breach or default by Borrower or any of its Subsidiaries thereunder that could result in any material liability to Borrower or such Subsidiary or termination of such Material Contract.

Section 4.16   Governmental Regulation. Neither Borrower nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 2005, the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. Neither Borrower nor any of its Subsidiaries is a "registered investment company" or a company "controlled" by a "registered investment company" or a "principal underwriter" of a "registered investment company" as such terms are defined in the Investment Company Act of 1940.

Section 4.17   Margin Stock. Neither Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Term Loans made to such Loan Party will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System or any similar regulation in any other jurisdiction.

Section 4.18   Employee Benefit Plans. No ERISA Event has occurred or is reasonably expected to occur that has resulted or could reasonably be expected to result in a Material Adverse Effect or result in the imposition of a Lien.

Section 4.19   Certain Fees. Except as disclosed to Administrative Agent prior to the Closing Date, no broker's or finder's fee or commission will be payable with respect hereto or any of the transactions contemplated hereby.

Section 4.20   Solvency. Borrower is individually, and the Loan Parties and their Subsidiaries on a consolidated basis, are and upon the occurrence of the Credit Extension by Borrower on the Closing Date and on each Credit Date, will be, Solvent.

Section 4.21   ERISA. The underlying assets of Borrower and its Subsidiaries do not constitute "plan assets" within the meaning of 29 CFR §2510.3-101 et seq., as modified by Section 3(42) of ERISA (the "Plan Assets Regulation" or any similar applicable law) of one or more Benefit Plans. Assuming for purposes of this Section 4.21 that the Lender is not, and will not be, using "plan assets" in connection with this Agreement, the execution, delivery and performance of this Agreement and the other Loan Documents do not and will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Section 4.22   Compliance with Statutes, Etc. Each of Borrower and its Subsidiaries is in compliance with (i) its Organizational Documents and (ii) all applicable laws, statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property, except such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 4.23   Intellectual Property.

(a)   Each of Borrower and its Subsidiaries own, or hold valid licenses in, all Intellectual Property Rights that are necessary or material for the conduct of its business as currently conducted, and as proposed to be conducted, including the research, discovery, development, manufacture, use and Commercialization of the Products, except where the failure to hold such rights would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in Schedule 4.23(a), and except as set forth in the License Agreements, [***], each of Borrower and its Subsidiaries have the exclusive right and license to develop, manufacture, use and Commercialize the Core Product under the Product Intellectual Property Rights.

(b)   Schedule 4.23(b) sets forth a true, correct and complete listing as of the date hereof, under separate headings, of all written Contractual Obligations, (i) under which Borrower or its Subsidiaries is granted a license or right to use any Product Intellectual Property Rights that any other Person of Borrower owns, or owes any royalties or other payments to any Person for the use of any Product Intellectual Property Rights, (ii) under which Borrower or its Subsidiaries have granted any Person any right or interest in any material Product Intellectual Property Rights [***], and (iii) that contain covenants restricting Borrower or its Subsidiaries' use of or rights in the Product Intellectual Property Rights (including covenants not to sue) (collectively, "License Agreements"). As of the date hereof, each License Agreement identified on Schedule 4.23(b) is a valid and binding obligation of Borrower and the counterpart(ies) thereto, and each such License Agreement is enforceable against each counterparty thereto in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law). Borrower has not received any written notice in connection with any such License Agreement challenging the validity, enforceability or interpretation of any provision of such License Agreement. Borrower has not (A) given written notice

to a counterparty of the termination of any such License Agreement (whether in whole or in part) or any written notice to a counterparty expressing any intention to terminate any such License Agreement or any written notice to a counterparty of a breach of such License Agreement that if not cured would permit termination by Borrower of such License Agreement or (B) received from a counterparty thereto any written notice of termination of any such License Agreement (whether in whole or in part) or any written notice from a counterparty stating its intention to terminate any such License Agreement or any written notice from a counterparty of a breach of such License Agreement that if not cured would permit termination by a counterparty of such License Agreement. Borrower has not consented to any assignment by the counterparty to any License Agreement of any of its rights or obligations under any such License Agreement, and, to the knowledge of Borrower, the counterparty has not assigned any of its rights or obligations under any such License Agreement to any Person. Borrower has not notified in writing the respective counterparty to any License Agreement or any other Person of any claims for indemnification under any License Agreement nor has Borrower received any written claims for indemnification under any License Agreement. Borrower has not received any written notice from, or given any written notice to, any counterparty to any License Agreement alleging any infringement of any of the Patents licensed thereunder.

(c)　　As of the date hereof, Schedule 4.23(c) sets forth a true, correct and complete listing, including the owner and registration or application number, of all the Product Intellectual Property Rights that are U.S. and foreign (i) Patents, and identifies the owner of each such patent/application, (ii) registered trademarks and trademark applications, (iii) registered copyrights and copyright applications, (iv) domain names, and (v) any other form of registered Product Intellectual Property Rights. Except as identified in Schedule 4.23(c), (i) the owner identified on Schedule 4.23(c) is the exclusive owner of such patent, registration or application [***]; (ii) to Borrower's and its Subsidiaries' knowledge, such patents and registrations are valid, subsisting and enforceable; (iii) none of the patents, registrations or applications have lapsed or been abandoned, cancelled or expired, except for patents, registrations or applications abandoned in the ordinary course of business; (iv) Borrower or owner has taken all reasonable steps to maintain such patents, registrations or applications before the relevant Governmental Authority, including by timely paying fees and filing responses except where a decision to allow registrations, applications, or patents to lapse, abandon or expire was made in the ordinary course of business, (v) the Product Patents listed on Schedule 4.23(c) have all been assigned by the inventors to Borrower or its Subsidiaries or to the applicable licensor and the assignments for the utility U.S. Product Patents are recorded at the USPTO; and (vi) to Borrower's and its Subsidiaries' knowledge, each individual associated with the filing and prosecution of such patents, registrations or applications, including the named inventors in the case of the Product Patents listed on Schedule 4.23(c), has complied in all material respects with all applicable legal duties of candor and good faith in dealing with any patent office, including the USPTO, in those jurisdictions where such legal duties exist. Subsequent to the issuance of the Product Patents, Borrower and its Subsidiaries have not become aware of any prior use, prior sale, or prior art that would reasonably be expected to be materially adverse to the patentability thereof that was not disclosed to the USPTO, nor have Borrower and its Subsidiaries become aware of any material deficiencies or inaccuracies on the experimental data disclosed in such Product Patents that would reasonably be expected to be materially adverse to the patentability of the Product Patents. Borrower may update this list to add additional patents, registrations or applications, so long as such amendment occurs by written notice to Administrative Agent, subject to Borrower's obligations and restrictions under this Agreement.

(d)　　(i) Except as provided in Schedule 4.23(d), neither Borrower, nor any of its Subsidiaries, nor to Borrower's or any Subsidiaries' knowledge, the owner of any in-licensed Intellectual Property Rights, is a party to any pending Disputes, and neither Borrower nor any of its Subsidiaries has received written notice of any threat of any Disputes, in each case that challenges the legality, scope, validity, enforceability, ownership, inventorship or other rights with respect to any of the Product Intellectual Property Rights [***] and (ii) to the knowledge of Borrower and its Subsidiaries, there are no facts that would provide a reasonable basis for such a claim. Borrower and its Subsidiaries have not

received any written notice that there is any, and to their knowledge there is no, Person who is or claims to be an inventor under any of the Product Patents who is not a named inventor thereof.

(e)   (i) None of Borrower or any of its Subsidiaries is a party to any past or pending action, suit, or proceeding for patent infringement or misappropriation of any trade secret, (ii) neither Borrower, nor any of its Subsidiaries has received any written notice of any threat of action, suit, or proceeding for patent infringement or misappropriation of any trade secret, and (iii) to the knowledge of Borrower and its Subsidiaries no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would reasonably be expected to give rise to or serve as the basis for any action, suit or proceeding, or any investigation or claim by any Person, in each case ((i)-(iii)) that claims or alleges that the research, discovery, development, manufacture, use or Commercialization of any Core Product by Borrower or its Subsidiary, once marketed, does or would infringe on any other Person's Patent or other Intellectual Property Rights, or constitute misappropriation of any trade secret, as the case may be. The development, manufacture, use or Commercialization of any Core Product by Borrower or its Subsidiary does not infringe on any other Person's Patent or other Intellectual Property Rights, or constitute misappropriation of any trade secret, and there are no pending patent applications owned by any other Person, that would be infringed by the development, manufacture, use or Commercialization of any Core Product [***].

(f)   Neither Borrower nor its Subsidiaries have entered into any settlements, covenants not to sue, consents, judgments, orders or similar obligations other than any of the foregoing no longer in effect which: (i) restrict the rights of any Borrower and its Subsidiaries to use any Product Intellectual Property Rights owned or exclusively licensed by any Borrower or its Subsidiaries relating to the research, discovery, development, manufacture, use or Commercialization of any Product, or (ii)have permitted any third parties to use any Product Intellectual Property Rights owned or exclusively licensed by the any Borrower or its Subsidiaries.

(g)   Except as disclosed in Schedule 4.23(g), and other than pursuant to the Loan Documents, neither Borrower nor its Subsidiaries has entered into any Contractual Obligation (i) other than a license to Product Intellectual Property Rights, creating a lien, charge, security interest or other encumbrance on, or relating to or affecting the Product Intellectual Property Rights or any of its royalties on, or proceeds from, sales of any Product, (ii) pursuant to which Borrower or its Subsidiaries has sold, transferred, assigned or pledged to any Person royalties on, or proceeds from, sales of any Product, or (iii) providing for payments on a milestone basis with respect to the license of intellectual property to any Person which are applicable (or that with further development and Commercialization would become applicable) to any Product. Borrower may update Schedule 4.23(g), to add additional Contractual Obligations, so long as such amendment occurs by written notice to Administrative Agent.

(h)   Except as set forth on Schedule 4.23(h), to the knowledge of Borrower and its Subsidiaries, there is no product currently being marketed that infringes or misappropriates or, once marketed, would infringe or misappropriate on any issued Patents included in the Product Intellectual Property Rights that are owned by Borrower or its Subsidiaries or that are exclusively licensed by Borrower or its Subsidiaries.

Section 4.24   Insurance. Each of Borrower and its Subsidiaries keeps its property adequately insured and maintains insurance consistent with the requirements described in Section 5.5(a). Schedule 4.24 sets forth a list of all insurance maintained by each Loan Party on the Closing Date.

Section 4.25   Permits, Etc. Each Loan Party has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations required for such Person lawfully to own, lease, manage or operate, or to acquire, each business currently owned, leased, managed or operated, or to be

acquired, by such Person, which, if not obtained, could not reasonably be expected to have a Material Adverse Effect. No condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, license, authorization, approval, entitlement or accreditation, and there is no claim that any thereof is not in full force and effect, except, in each case, to the extent any such condition, event or claim could not be reasonably be expected to have a Material Adverse Effect.

Section 4.26   Bank Accounts and Securities Accounts. Schedule 4.26 sets forth a complete and accurate list as of the Closing Date of all deposit, checking and other bank accounts, all securities and other accounts maintained with any broker dealer and all other similar accounts maintained by each Loan Party, together with a description thereof (i.e., the bank or broker dealer at which such deposit or other account is maintained and the account number and the purpose thereof).

Section 4.27   Security Interests. The Collateral Documents create in favor of Administrative Agent (and, if applicable, also in favor of Secured Parties), for the benefit of Secured Parties, a legal, valid and enforceable security interest in the Collateral secured thereby. Upon the filing of the UCC-1 financing statements described in Section 3.1(e), the possession by Administrative Agent of any certificated Capital Stock or instrument owned by such Loan Party, the recording of the Collateral Assignments for Security referred to in each Pledge and Security Agreement in the United States Patent and Trademark Office and the United States Copyright Office, as applicable, such security interests in and Liens on the Collateral granted thereby shall be perfected, First Priority security interests to the extent that a security interest in such Collateral may be perfected by the filings of such financing statements, the possession of such Collateral, or the recording of such Collateral Assignments for Security, and no further recordings or filings are or will be required in connection with the creation, perfection or enforcement of such security interests and Liens to the extent that a security interest in such Collateral may be so perfected, other than (a) the filing of continuation statements in accordance with applicable law, (b) the recording of the Collateral Assignments for Security pursuant to each Pledge and Security Agreement in the United States Patent and Trademark Office and the United States Copyright Office, as applicable, with respect to after-acquired U.S. patent and trademark applications and registrations and U.S. copyrights, (c) the recordation of appropriate evidence of the security interest in the appropriate foreign registry with respect to all foreign Intellectual Property, (d) registration of the particulars of the relevant Collateral Document entered into by any Irish Loan Party at the Companies Registration Office in Ireland by way of a Form C1 under section 409(3) of the Irish Companies Act and payment of associated fees and (e) notification to the Revenue Commissioners of Ireland pursuant to section 1001(3)(c) of the Irish Taxes Consolidation Act 1997 of any fixed charge created over the book debts of any Irish Loan Party under the relevant Collateral Documents.

Section 4.28   PATRIOT ACT and FCPA. To the extent applicable, each Loan Party is in compliance with Anti-Terrorism Laws and Sanctions. Neither the Loan Parties nor any of their officers, directors, employees, agents or shareholders shall, when acting on the Loan Parties' behalf, use the proceeds of the Loans to make any payments, directly or indirectly (including through any third party intermediary), to any Foreign Official in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the "FCPA") or any other applicable Anti-Corruption Laws. None of the Loan Parties, nor any Affiliate of any Loan Parties, is in violation of any applicable Anti-Terrorism Law or Sanctions or is engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any applicable Anti-Terrorism Laws or Sanctions. None of the Loan Parties, nor any Affiliates of any Loan Parties, or their respective agents acting for or on behalf of any Loan Party in any capacity in connection with the Loans or other transactions hereunder, is a Blocked Person. None of the Loan Parties nor any of their agents acting in any capacity in connection with the Loans or other transactions contemplated hereunder shall, for or on behalf of any Loan Party, (A) conduct any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (B) deal in, or otherwise engage in any transaction relating to, any property or interests in property

blocked pursuant to any OFAC Sanctions Programs or other applicable Sanctions, in each case in violation of applicable Sanctions or Anti-Terrorism Laws.

Section 4.29   Disclosure. No representation or warranty of any Loan Party contained in any Loan Document or in any other documents, certificates or written statements made or furnished to Lenders by or on behalf of Borrower or any of its Subsidiaries for use in connection with the transactions contemplated hereby, when taken as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not materially misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by Borrower to be reasonable at the time made, it being recognized by Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ materially from the projected results. The information provided by the Loan Parties to Lenders in the Perfection Certificate (as supplemented in accordance with Section 5.1(n)) is true and correct in all material respects as of the date such Perfection Certificate was delivered.

Section 4.30   Use of Proceeds. The proceeds of the Term Loans shall be used in accordance with the requirements of Section 2.2. No portion of the proceeds of the Term Loan shall be used in any manner that causes or might cause such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation thereof or to violate the Exchange Act.

Section 4.31   Regulatory Compliance. [***]:

(a)   Each of Borrower and its Subsidiaries have all material Registrations from the FDA, comparable foreign counterparts or any other Governmental Authority required to conduct their respective businesses as currently conducted. Each of such Registrations is materially valid and subsisting in full force and effect. To the knowledge of Borrower and its Subsidiaries, neither FDA nor any other applicable Governmental Authority is considering limiting, suspending, or revoking such Registrations or materially reducing the scope of the marketing authorization or materially changing in any adverse respect the labeling of any Products under such Registrations. There is no false or materially misleading information or significant omission in any Product application or other notification, submission or report to the FDA or any other applicable Governmental Authority that was not corrected by subsequent submission, and all such applications, notifications, submissions and reports provided by Borrower and its Subsidiaries were true, complete, and correct in all material respects as of the date of submission to FDA or any other applicable Governmental Authority or were corrected in a subsequent submission. Borrower and its Subsidiaries have not failed to fulfill and perform their obligations which are due under each such Registration, and no event has occurred or condition or state of facts exists which would constitute a breach or default under any such Registration, in each case that would reasonably be expected to cause the revocation, termination or suspension or material limitation of any such Registration. To the knowledge of Borrower and its Subsidiaries, any third party that develops, researches, manufactures, commercializes, distributes, sells or markets Products pursuant to an agreement with Borrower or its Subsidiaries (a "Loan Party Partner") is in material compliance with all Registrations from the FDA and any comparable Governmental Authority insofar as they pertain to Products, and each such Loan Party Partner is, and since January 1, [***] has been, in [***] compliance with applicable Public Health Laws [***]. Borrower is not required to give notice to, make any filing with, or obtain any consent from any Governmental Authority at any time prior to the Closing Date in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated by the Loan Documents.

(b)   Each of Borrower and its Subsidiaries is in material compliance, and since January 1, [***], has been in material compliance, with all Public Health Laws.

(c)   To the extent applicable, all Products designed, developed, investigated, manufactured, prepared, assembled, packaged, tested, labeled, distributed, sold, marketed or delivered by or on behalf of Borrower or any of its Subsidiaries, that are subject to the jurisdiction of the FDA or any comparable Governmental Authority have, since January 1, [***], been and are being designed, developed, investigated, manufactured, prepared, assembled, packaged, tested, labeled, distributed, sold, marketed or delivered in material compliance with the Public Health Laws [***].

(d)   Neither Borrower nor any of its Subsidiaries is currently subject to any material obligation arising pursuant to a Regulatory Action and, to the knowledge of Borrower and its Subsidiaries, no such material obligation or Regulatory Action has been threatened by a Governmental Authority in writing. In addition, and without limitation on the foregoing, neither Borrower nor any of its Subsidiaries has since January 1, [***], received any written notice or communication from the FDA, comparable foreign counterparts or any other Governmental Authority alleging material non-compliance with any Public Health Law.

(e)   (i) Neither Borrower nor any of its Subsidiaries has since January 1, [***], received any written notice or communication from the FDA or any other Governmental Authority alleging material noncompliance with any Public Health Law, including without limitation any notice of inspectional observation, notice of adverse finding, notice of violation, warning letters, untitled letters or other notices from the FDA and (ii) to the knowledge of Borrower and its Subsidiaries, no Loan Party Partner has since January 1, [***], received any written notice or communication from the FDA or any other Governmental Authority alleging material noncompliance with any Public Health Law, including without limitation any notice of inspectional observation, notice of adverse finding, notice of violation, warning letters, untitled letters or other notices from the FDA or other Governmental Authority relating to such Loan Party Partner's work for Borrower or such Subsidiary [***]. There have been no recalls, field notifications, field corrections, market withdrawals or replacements, detentions, warnings, "dear doctor" letters, investigator notices, safety alerts or other notice of action relating to an actual or potential lack of safety, efficacy, or regulatory compliance of any Products ("Safety Notices") or clinical hold orders issued by the FDA with respect to an ongoing or anticipated clinical trial of any Product, and to the knowledge of Borrower and its Subsidiaries, there are no facts or circumstances that are reasonably likely to result in (x) a Safety Notice, (y) a change in the labeling of any Product, or (z) a termination or suspension of research, testing, manufacturing, distribution, or commercialization of any Product [***].

Section 4.32   Government Contracts. Except as set forth on Schedule 4.32 as of the Closing Date, neither Borrower nor any of its Subsidiaries is a party to any contract or agreement with any Governmental Authority and none of Borrower's or such Subsidiary's accounts receivables or other rights to receive payment are subject to the Federal Assignment of Claims Act (31 U.S.C. Section 3727) or any similar state, county or municipal law.

Section 4.33   Health Care Laws.

(a)   Each of Borrower and its Subsidiaries is operating, and since January 1, [***], has been operating in material compliance with applicable Health Care Laws.

(b)   None of Borrower and its Subsidiaries, nor to the knowledge of Borrower and its Subsidiaries, any officer, director, managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.2) thereof or any employee or contractor thereof, is a party to, or bound by, any Regulatory Action,

including without limitation, any written order, individual integrity agreement, corporate integrity agreement, deferred or non-prosecution agreement or other written agreement with any Governmental Authority concerning their compliance with Health Care Laws.

(c)   None of Borrower and its Subsidiaries, nor to the knowledge of Borrower and its Subsidiaries, any officer, director, managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.2) thereof or any employee or contractor thereof, nor to the knowledge of Borrower and its Subsidiaries, any Loan Party Partner: (i) has been, since January 1, [***], charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (ii) has had, since January 1, [***], a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (iii) has been listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs or (iv) to the knowledge of Borrower and its Subsidiaries, is the target or subject of any current or potential suit, claim, action, proceeding, arbitration, mediation, inquiry, subpoena or investigation relating to any of the foregoing or any Federal Health Care Program-related offense, or which could result in the imposition of material penalties or the debarment, suspension or exclusion from participation in any Federal Health Care Program. None of Borrower and its Subsidiaries, nor to the knowledge of Borrower and its Subsidiaries, any officer, director, managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.2) thereof or any employee or contractor thereof, nor to the knowledge of Borrower and its Subsidiaries, any Loan Party Partner, has been debarred, excluded, disqualified or suspended from participation in any Federal Health Care Program or under any FDA Laws (including 21 U.S.C. § 335a).

Section 4.34   Data Protection. Each of Borrower and its Subsidiaries is, and since January 1, [***], has been, in material compliance with all: (i) applicable Data Protection Laws; (ii) applicable industry or governmental standards relating to privacy, security, or Borrower's or any Subsidiaries' processing of Personal Information, (iii) contractual obligations to which Borrower or any Subsidiaries is bound relating to privacy, security, or Borrower's or any Subsidiaries' processing of Personal Information or other Data, and (iv) of Borrower's and each of its Subsidiaries' Privacy Policies. To ensure compliance with Data Protection Laws, Borrower and its Subsidiaries have in place, maintain, and materially comply with appropriate policies and procedures relating to security and protection (including appropriate organizational, technical, and physical measures) of Personal Information. Each of Borrower and its Subsidiaries has adopted, published and comply with privacy notices and policies that accurately describe the privacy practices of Borrower or any Subsidiary (as applicable), to any website, mobile application or other electronic platform and complied with those notices and policies (collectively, with each of Borrower and each of its Subsidiaries' internal privacy and security policies, the "Privacy Policies"). The execution, delivery and performance of this Agreement complies and will comply with all Data Protection Laws and Borrower's and each Subsidiary's Privacy Policies, in each case, in all material respects. Neither Borrower nor any Subsidiary, or to the knowledge of Borrower and its Subsidiaries any third parties acting for or on behalf of Borrower and its Subsidiaries, in the past [***] years, has experienced any incidents in which Personal Information or Data in the possession, custody or control of Borrower or any of its Subsidiaries or any third party acting for or on behalf of Borrower or any Subsidiary, was or may have been stolen, lost or otherwise been subject to any unauthorized, unlawful, or accidental access, acquisition, use, disclosure, or other processing that would require notice to any Governmental Authority or any Person (collectively "Breach") and Borrower and each of its Subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in, any such Breach. Except as publicly disclosed prior to the date hereof, in the past [***] years, neither Borrower nor any Subsidiary, has received any: (i) written inquiry or complaint alleging noncompliance with Data Protection Laws; or (ii) written claim for compensation for loss or unauthorized collection, disclosure, or other processing of Personal Information or other Data. Borrower and each of its Subsidiaries represent and warrant that, under the U.S. Data Security Program, it (i) is not a "covered person", (ii) does not, has not in the past, and has no current plans to, collect or maintain government related data or bulk sensitive U.S. personal data, and (iii) will not

transfer, or otherwise provide any Third party access to, government related data or bulk sensitive U.S. personal data. Borrower is not a covered entity or business associate as those terms are defined under HIPAA.

ARTICLE V

AFFIRMATIVE COVENANTS

Each Loan Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than any such contingent obligations or liabilities hereunder that by express terms thereof survive such payment in full of all Obligations), each Loan Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Article V.

Section 5.1   Financial Statements and Other Reports.   Unless otherwise provided below, Borrower will deliver to Administrative Agent and Lenders:

(a)   Cash Reports. Promptly, and in any event within [***] Business Days, after the end of each fiscal month of Borrower, a report of the current Cash and Cash Equivalent balances of the Loan Parties, which report shall identify Qualified Cash and other unrestricted and restricted Cash and Cash Equivalents as of the end of such month all in reasonable detail, it being understood and agreed that the report delivered to the Administrative Agent prior to the Closing Date is in reasonable detail; provided, that at any time the current Cash and Cash Equivalent balances of the Loan Parties is less than $[***], Administrative Agent may request at any time, and Borrower shall promptly provide, a report of [***] current Cash and Cash Equivalent balances of the Loan Parties, which report shall identify unrestricted and restricted Cash and Cash Equivalents (or, if greater, all Cash and Cash Equivalent balances required to satisfy the covenant set forth in Section 6.8) all in reasonable detail, it being understood and agreed that the report delivered to the Administrative Agent prior to the Closing Date is in reasonable detail;

(b)   Quarterly Financial Statements. Within [***] days after the end of each Fiscal Quarter of each Fiscal Year (excluding the fourth Fiscal Quarter), the consolidated balance sheets of Borrower and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated statements of income, stockholders' equity and cash flows of Borrower and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a Financial Officer Certification with respect thereto;

(c)   Annual Financial Statements. Within [***] days after the end of each Fiscal Year, (i) the consolidated balance sheets of Borrower and its Subsidiaries as at the end of such Fiscal Year and the related consolidated statements of income, stockholders' equity and cash flows of Borrower and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, in reasonable detail, together with a Financial Officer Certification with respect thereto; and (ii) with respect to such consolidated financial statements a report thereon of Deloitte or other independent certified public accountants of recognized national standing selected by Borrower (or that is otherwise reasonably satisfactory to Administrative Agent) (which report ([***]) shall be unqualified as to going concern and scope of audit, shall not contain any going concern emphasis of matter and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP);

(d)　Compliance Certificate.　Together with each delivery of financial statements of Borrower and its Subsidiaries pursuant to Section 5.1(b) or Section 5.1(c), a duly executed and completed Compliance Certificate;

(e)　Royalty Reports; Notice of Disputes.　Promptly (but in any event within [***] Business Days) after (i) receipt by Borrower or any of its Subsidiaries, a copy of any royalty reports or similar reports outlining fees to be paid or payable with respect to any Product from any Licensee or any written notices of any disputes from such Licensee or any other counterparty to any Material Contract or any Permitted Product Agreement or (ii) production or delivery by Borrower or any of its Subsidiaries to a third party, any royalty or similar reports in connection with any Royalty Monetization Transaction to which such entity is a party with respect to royalties or other fees paid or payable with respect to any Product;

(f)　Statements of Reconciliation after Change in Accounting Principles.　If, as a result of any change in accounting principles and policies from those used in the preparation of the Historical Financial Statements, the consolidated financial statements of Borrower and its Subsidiaries delivered pursuant to Section 5.1(b) or Section 5.1(c) will differ in any material respect from the consolidated financial statements that would have been delivered pursuant to such subdivisions had no such change in accounting principles and policies been made, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in form and substance reasonably satisfactory to Administrative Agent;

(g)　Notice of Default.　Promptly (but in any event within [***] Business Days) upon any Authorized Officer obtaining knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice (other than from a Secured Party, in which case, no certificate or notice shall be required to be provided by Borrower) has been given to Borrower with respect thereto; (ii) that any Person has given any notice to Borrower or any of its Subsidiaries or taken any other action with respect to any event or condition set forth in Section 8.1(b); or (iii) of the occurrence of any event or change that has caused or results in, in any case or in the aggregate, a Material Adverse Effect or Material Regulatory Liabilities, a certificate of its Authorized Officers specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action Borrower has taken, is taking and proposes to take with respect thereto;

(h)　Notice of Litigation.　Promptly (but in any event within [***] Business Days) upon any Authorized Officer obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding or (ii) any material development in any Adverse Proceeding that, in the case of either clause (i) or (ii) which relates to the Products, the Product Intellectual Property or the Material Contracts, which seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby or which could reasonably be expected to result in Material Regulatory Liabilities or a Material Adverse Effect, written notice thereof together with such other information as may be reasonably available to Borrower to enable Lenders and their counsel to evaluate such matters;

(i)　ERISA.　Promptly (but in any event within [***] Business Days) upon becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event that could reasonably be expected to result in a material Liability to a Loan Party or the imposition of a Lien, a written notice specifying the nature thereof, what action a Loan Party or any ERISA Affiliate has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto;

(j)　Insurance Report.　As soon as practicable and in any event by the last day of each Fiscal Year, a report in form and substance reasonably satisfactory to Administrative Agent outlining all material insurance coverage maintained as of the date of such report by Borrower and its Subsidiaries and all material insurance coverage planned to be maintained by Borrower and its Subsidiaries in the immediately succeeding Fiscal Year;

(k)　Regulatory and Product Notices.　Each Loan Party shall promptly (but in any event within [***] Business Days) after the receipt or occurrence thereof notify Administrative Agent of:

(i)　any written notice received by Borrower or its Subsidiaries alleging potential or actual material violations of any Public Health Law or Health Care Law by Borrower or its Subsidiaries;

(ii)　any written notice received by Borrower or its Subsidiaries that the FDA or other comparable Governmental Authority is limiting, suspending or revoking any Registration (including, but not limited to, by the issuance of a clinical hold);

(iii)　any written notice received by Borrower or its Subsidiaries that Borrower or its Subsidiaries has become subject to any Regulatory Action (other than any routine inspection or investigation in the ordinary course of business);

(iv)　the exclusion or debarment from any Federal Health Care Program or debarment or disqualification by FDA (or international equivalent) of Borrower or its Subsidiaries or any officer, director, managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.2) thereof or any employee or contractor thereof;

(v)　any written notice received by Borrower or its Subsidiaries that a Borrower or any Subsidiary, or any of their exclusive licensees or exclusive sublicensees (including exclusive licensees or exclusive sublicensees under the Product Agreements or Material Contracts), is being investigated or is the subject of any allegation of potential or actual material violations of any Public Health Law or Health Care Laws;

(vi)　any written notice received by Borrower or its Subsidiaries that any Product of Borrower or its Subsidiaries has been seized, withdrawn, recalled, detained, or subject to a suspension of manufacturing, or the commencement of any proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, suspension, import detention, or seizure of any Product are pending or threatened in writing against Borrower or its Subsidiaries; or

(vii)　any written notice received by Borrower or its Subsidiaries [***] changing [***] the scope of marketing authorization or approved labeling of any Product of Borrower and its Subsidiaries under any Registration [***].

(l)　Notice Regarding Material Contracts.　(i) Promptly (but in any event within [***] Business Days) (A) after a Loan Party or a Subsidiary of a Loan Party receives any written notice of default or event of default under any Material Contract, or (B) after a Loan Party or a Subsidiary of a Loan Party receives or otherwise becomes aware of any dispute, litigation, purchase price adjustment (other than in accordance with the terms of such Material Contract), indemnity claim, exercise of rights of set-off or deduction (including any of the foregoing threatened in writing) under or with respect any Material Contract in each case, reasonably expected to be in excess of $[***], and (ii) promptly (but in any event within [***] Business Days), after a new Material Contract is entered into, in each case of clauses (i) and (ii), furnish a written statement describing such event, with copies of such notices or new contracts together with all

pertinent detail and information relating thereto in such Loan Party or Subsidiary of Loan Party's possession, custody or control and to the extent allowed to be delivered pursuant to its terms, delivered to Administrative Agent, and, in the case of clause (i), an explanation of any actions being taken with respect thereto. Borrower shall promptly provide Administrative Agent with written notice upon an Authorized Officer becoming aware of a counterparty's material breach of its obligations under any Material Contract.

(m)   Information Regarding Collateral. Borrower will furnish to Administrative Agent prior written notice of any change (a) in any Loan Party's legal name, (b) in any Loan Party's identity or (c) in any Loan Party's U.S. federal or other taxpayer identification number (if any). Borrower agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for Administrative Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral and for the Collateral at all times following such change to have a valid, legal and perfected security interest as contemplated in the Collateral Documents. Borrower also agrees promptly to notify Administrative Agent if any material portion of the Collateral is damaged or destroyed;

(n)   Annual Collateral Verification. Each year, at the time of delivery of annual financial statements with respect to the preceding Fiscal Year pursuant to Section 5.1(c), Borrower shall, in the corresponding Compliance Certificate required to be delivered pursuant to Section 5.1(d), either (i) confirm that there has been no change in the information set forth in the Perfection Certificate since the date of the Perfection Certificate delivered on the Closing Date or the date of the most recent Compliance Certificate delivered pursuant to this Section 5.1(n) or otherwise and/or identify such changes, or (ii) certify that all UCC financing statements (including fixtures filings, as applicable) or other appropriate filings, recordings or registrations, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction identified in the Perfection Certificate or pursuant to clause (i) above to the extent necessary to protect and perfect the security interests under the Collateral Documents for a period of not less than [***] months after the date of such Compliance Certificate (except as noted therein with respect to any continuation statements to be filed within such period);

(o)   Product. Promptly, but in any event within [***] Business Days after the written receipt or knowledge by Borrower or any of its Subsidiaries thereof, as applicable, notify Administrative Agent of:

(i)   granting of any (x) licenses or sublicenses under [***] or (y) exclusive licenses or exclusive sublicenses, or amending any, Permitted Product Agreement for any Product ([***];

(ii)   becoming aware of any actual or reasonably expected supply chain shortage with respect to a clinical or commercial Product or any component thereof that would reasonably be expected to materially adversely affect current or future availability of any clinical or commercial Product; and

(iii)   any material written communications received from the FDA or other Governmental Authority (x) related to the approval of apitegromab or (y) that could reasonably be expected to result in a Material Adverse Effect;

(p)   Notices Relating to Intellectual Property. Promptly (but in any event within [***] Business Days), deliver notice of material infringements of any material Intellectual Property Rights owned or licensed by such Loan Party or any of its Subsidiaries that are known to Borrower;

(q)   Regulatory Documentation. Concurrent with the delivery of a Compliance Certificate following the end of each Fiscal Quarter in accordance with Section 5.1(d), and promptly following Administrative Agent's reasonable written request from time to time, Borrower shall promptly provide to Administrative Agent copies of any and all regulatory filings submitted to any such Governmental Authorities with respect to the Products, including those required under Section 5.15(a);

(r)   Prosecution, Maintenance, Defense and Enforcement of Product Patents. Borrower shall provide prompt written notice to Administrative Agent of any occurrences which could have a material adverse effect on any Product Patents [***], including, without limitation, claims of invalidity or unenforceability made by a third party, or infringement of Product Patents [***] by a third party. Upon Administrative Agent's written request from time to time [***], Borrower shall promptly provide Administrative Agent with materially complete and correct copies of (i) a list of Purple Book Patents for [***] or listing of Product Patents provided to a biosimilar applicant and (ii) any pleadings, briefs, declarations and other documents issued by a relevant Governmental Authority relating to any Dispute involving any such Product Patents [***] and/or Purple Book Patents [***] (to the extent legally permitted and not in violation of any protective order, non-disclosure agreement, or other duty or stipulation of confidentiality);

(s)   Infringement of Third Party Patents. Borrower shall provide prompt written notice to Administrative Agent of its or its Subsidiaries' receipt of any written claim, notice, or allegation that Commercialization of a Product infringes a third party patent. Upon Administrative Agent's reasonable written request from time to time, Borrower shall promptly provide Administrative Agent with complete and correct copies of (i) the third party patent and (ii) any pleadings, briefs, declarations and other documents issued by a relevant Governmental Authority relating to any Dispute involving any such third party patents (to the extent legally permitted and not in violation of any protective order, non-disclosure agreement, or other duty or stipulation of confidentiality);

(t)   Projections. Within [***] days after the end of each fiscal year, a detailed consolidated budget covering the then current and immediately following fiscal year (including a projected consolidated balance sheet of Borrower and its Subsidiaries as of the end of each fiscal quarter of such fiscal year and the related projected consolidated statements of cash flow (including projected Product revenue broken down by Product) and income for each such fiscal quarter) (the "Projections"). Each Projection delivered under this Section 5.1(t) shall be accompanied by a certificate of a Authorized Officer stating that such Projections are based on reasonable estimates, information and assumptions and that such Authorized Officer has no reason to believe that such Projections are incorrect or misleading in any material respect, it being recognized by Administrative Agent and the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount; and

(u)   Other Information. (A) Promptly upon their becoming available and in any event within [***] Business Days of Borrower's receipt thereof, copies of all amendments, waivers, consents, notices of defaults and reservations of rights with respect to and received by Borrower or its Subsidiaries from any holder of its Indebtedness having a principal amount greater than $[***], (B) promptly after submission to any Governmental Authority, all documents and information furnished to such Governmental Authority in connection with any investigation of any Loan Party (other than a routine inquiry), and (C) such other information and data with respect to Borrower or any of its Subsidiaries as from time to time may be reasonably requested by Administrative Agent in writing.

Notwithstanding the foregoing, the obligations in paragraphs (b) and (c) of this Section 5.1 may be satisfied with respect to financial information of Borrower and its Subsidiaries by furnishing Borrower's

Form 10-K or 10-Q, as applicable, filed with the SEC. Further, notwithstanding anything to the contrary in this Section 5.1, neither Borrower nor any of its Subsidiaries will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) in respect of which disclosure (or their respective representatives or contractors) is prohibited by Requirements of Law or any binding agreement or (ii) that is subject to attorney client or similar privilege or constitutes attorney work product, in each case based on the advice of outside counsel to Borrower.

Section 5.2   Existence. Except as otherwise permitted under Section 6.9, each Loan Party will, and will cause each of Borrower's Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights and Governmental Authorizations, qualifications, franchises, licenses and permits material to its business and to conduct its business in each jurisdiction in which its business is conducted; provided, no Loan Party or any of Borrower's Subsidiaries shall be required to preserve any such existence, right or Governmental Authorizations, qualifications, franchise, licenses and permits if such Person's Board of Directors (or similar governing body) shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to Lenders.

Section 5.3   Payment of Taxes and Claims. Each Loan Party will, and will cause each of Borrower's Subsidiaries to, file all material Tax returns required to be filed by or with respect to Borrower or any of its Subsidiaries and pay all material Taxes imposed upon or with respect to it or any of its properties, assets, income, businesses or franchises before any penalty or fine accrues thereon, and all material claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay imposition of any penalty, fine or Lien resulting from the non-payment thereof. No Loan Party will, nor will it permit any of Borrower's Subsidiaries to file or consent to the filing of any consolidated income tax return with any Person (other than Borrower or its Subsidiaries).

Section 5.4   Maintenance of Properties. Each Loan Party will, and will cause each of Borrower's Subsidiaries to (a) maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all properties used or useful in the business of Borrower and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof, except to the extent any such failure to maintain could not reasonably be expected to have a Material Adverse Effect, and (b) comply at all times with the provisions of all material leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder, except to the extent any such failure to comply could not reasonably be expected to have a Material Adverse Effect.

Section 5.5   Insurance.

(a)   The Loan Parties will maintain or cause to be maintained, with financially sound and reputable insurers, (i) business interruption insurance, and (ii) casualty insurance, such public liability insurance, third party property damage insurance or such other insurance with respect to liabilities, losses or damage in respect of the assets, properties and businesses of the Loan Parties as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. Each such

policy of insurance shall, subject to Section 5.14, (1) in the case of each liability insurance policy (other than any public liability policy or workers' compensation policy) name Administrative Agent, on behalf of Lenders as an additional insured thereunder as its interests may appear, and (2) in the case of each casualty insurance policy (other than any public property policy), contain a loss payable clause or endorsement, reasonably satisfactory in form and substance to Administrative Agent, that names Administrative Agent, on behalf of Secured Parties as the loss payee thereunder. If any Loan Party or any of its Subsidiaries fails to maintain such insurance, Administrative Agent may, upon [***] days prior written notice to Borrower, arrange for such insurance, but at Borrower's reasonable expense and without any responsibility on Administrative Agent's part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Upon the occurrence and during the continuance of an Event of Default, following notice to Borrower, Administrative Agent shall have the sole right, in the name of the Lenders, any Loan Party and its Subsidiaries, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(b)   Each of the insurance policies required to be maintained under this Section 5.5, subject to Section 5.14, shall provide for at least thirty (30) days' (or ten (10) days' in the case of non-payment) prior written notice to Administrative Agent of the cancellation thereof. Receipt of such notice shall entitle Administrative Agent (but Administrative Agent shall not be obligated), upon ten (10) days prior written notice to Loan Parties (which notice shall not be provided prior to the end of such policy period) if such policies are not renewed by the end of such time period, to renew any such policies, cause the coverages and amounts thereof to be maintained at levels required pursuant to this Section 5.5 or otherwise to obtain similar insurance (including with respect to coverage types, limits and premiums) in place of such policies, in each case at the expense of the Loan Parties.

Section 5.6   Books and Records; Inspections. Each Loan Party will, and will cause each of Borrower's Subsidiaries to, (a) maintain at all times at the chief executive office of Borrower copies of all material books and records of Borrower and its Subsidiaries, (b) keep adequate books of record and account in which full, true and correct entries in all material respects are made of all dealings and transactions in relation to its business and activities, and (c) permit any representatives designated by Administrative Agent (including employees of Administrative Agent, any Lender or any consultants, auditors, accountants, lawyers and appraisers retained by Administrative Agent) to visit any of the properties of any Loan Party and any of Borrower's Subsidiaries to inspect, copy and take extracts from its and their financial and accounting records, and to discuss its and their affairs, finances and accounts with its and their officers and independent accountants and auditors, all upon reasonable notice and at such reasonable times during normal business hours (so long as no Default or Event of Default has occurred and is continuing) and as often as may reasonably be requested; provided that, absent the occurrence and continuance of an Event of Default, Administrative Agent and Lenders collectively shall not exercise such rights more often than [***] during any Fiscal Year. The Loan Parties agree to pay the reasonable and documented out-of-pocket costs and expenses incurred by the examiner in connection therewith.

Section 5.7   Lender Calls.

(a)   Borrower will, upon the reasonable written request of Administrative Agent or Required Lenders, participate in a conference call of Administrative Agent and Lenders [***] during each Fiscal Year at such time as may be agreed to by Borrower and Administrative Agent.

(b)   Within [***] Business Days after delivery of financial statements and other information required to be delivered pursuant to Section 5.1(b), Borrower shall, upon the reasonable written

request by Administrative Agent received by Borrower, cause its chief financial officer or other Authorized Officer to participate in a conference call with Administrative Agent and all Lenders who choose to participate in such conference call, during which conference call the chief financial officer or such Authorized Officer shall review the financial condition of Borrower and its Subsidiaries and such other matters as Administrative Agent or any Lender may reasonably request [***].

Section 5.8   Compliance with Laws.

(a)   Each Loan Party will comply, and shall cause each of Borrower's Subsidiaries and all other Persons, if any, on or occupying any real property, to comply, with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority (including all Environmental Laws, Data Protection Laws, FDA Laws, Public Health Laws and Health Care Laws), non-compliance with which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)   Without limiting the generality of the foregoing, each Loan Party shall, and shall cause each of Borrower's Subsidiaries to, comply in all material respects with all applicable FDA Laws and Public Health Laws, and with all Data Protection Laws and applicable Health Care Laws. All Products developed, manufactured, tested, investigated, distributed or marketed by or on behalf of the Loan Parties and Borrower's Subsidiaries that are subject to the jurisdiction of the FDA or any comparable Governmental Authority have been and shall be developed, tested, manufactured, investigated, distributed, sold and marketed in material compliance with applicable FDA Laws and any other applicable Requirement of Law, including, without limitation, good manufacturing practices, labeling, advertising, record-keeping, and adverse event reporting.

Section 5.9   Environmental.

(a)   Each Loan Party shall (i) keep its real property free of any Environmental Liens; (ii) maintain and comply in all material respects with all Governmental Authorizations required under applicable Environmental Laws, except as any such failure could not reasonably be expected to result in a Material Adverse Effect; (iii) take all steps to prevent any Release of Hazardous Materials from any property owned or operated by any Loan Party, except as any such failure could not reasonably be expected to result in a Material Adverse Effect; and (iv) ensure that there are no Hazardous Materials on, at or migrating from any property owned or operated by any Loan Party, except as any such failure could not reasonably be expected to result in a Material Adverse Effect.

(b)   The Loan Parties shall promptly (but in any event within [***] Business Days) (i) notify Administrative Agent in writing (A) of any material Environmental Claims asserted in writing against or material Environmental Liabilities and Costs of any Loan Party, and (B) of any written notice of Environmental Lien filed against its real property, and (ii) provide such other documents and information as reasonably requested by Administrative Agent in relation to any matter pursuant to this Section 5.9(b).

Section 5.10   Subsidiaries. In the event that (x) any Subsidiary of a Loan Party ceases to be an Excluded Subsidiary or (y) any Person becomes a Subsidiary of a Loan Party and such Person is not an Excluded Subsidiary, Borrower, in each case, shall [***] cause such Subsidiary to become a Guarantor hereunder and a Grantor under the Pledge and Security Agreement by executing and delivering to Administrative Agent a Counterpart Agreement, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(b) and 3.1(e). With respect to each such Subsidiary, Borrower shall promptly send to Administrative Agent written notice setting forth with respect to such Person (i) the date on which such Person became a Subsidiary of Borrower or ceased to be an Excluded Subsidiary, which such notice, in the case of any Subsidiary which has ceased to be an Excluded Subsidiary, shall be provided

not later than [***] after the date by which financial statements for such period are required to be delivered (or such longer period as Administrative Agent may agree in its sole discretion) by Section 5.1(b) or (c) in which period such Subsidiary ceased to be an Excluded Subsidiary, and (ii) all of the data required to be set forth in Schedules 4.1 and 4.2 with respect to all Subsidiaries of Borrower; provided, such written notice shall be deemed to supplement Schedules 4.1 and 4.2 for all purposes hereof. In addition, at the election of Borrower, any Excluded Subsidiary of Borrower may become a Guarantor hereunder.

Section 5.11 Real Estate Assets. In the event that any Loan Party acquires fee title to Material Real Property during the term of this Loan, Borrower shall send to Administrative Agent a written notice of the occurrence of any such event promptly upon the occurrence of same. Within [***] days after the acquisition of any such Material Real Property (or such later time as agreed to by Administrative Agent in its sole discretion), such Loan Party shall deliver to Administrative Agent: (a) a fully executed and notarized Mortgage, in proper form for creating a valid and enforceable lien on the Real Property described therein once recorded in the appropriate real estate records and in proper form for recording in such real estate records; (b) an opinion of counsel in the jurisdiction in which such Real Property is located with respect to the enforceability of such Mortgage and such other matters as Administrative Agent may reasonably request, in each case in form and substance reasonably satisfactory to Administrative Agent; (c)(i) an ALTA extended mortgagee title insurance policy or an unconditional commitment therefor with respect to such Mortgage (each, a "Title Policy") from a title company reasonably satisfactory to Administrative Agent (the "Title Company"), in an amount not less than the fair market value of such Real Estate Asset, together with a title report issued by the Title Company with respect thereto, dated not more than [***] days prior to the date such Real Property was acquired and copies of all recorded documents listed as exceptions to title or otherwise referred to therein, which Title Policy shall be effective as of the date of the Mortgage and otherwise be in form and substance reasonably satisfactory to Administrative Agent and (ii) evidence reasonably satisfactory to Administrative Agent that such Loan Party has paid to or deposited with the Title Company all expenses and premiums of the Title Company and all other sums required in connection with the issuance of such Title Policy and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording the Mortgage for such Real Property in the appropriate real estate records; (d) to the extent required by law, evidence of flood insurance with respect to such Real Property in compliance with any applicable regulations of the Board of Governors of the Federal Reserve System, and in form and substance reasonably satisfactory to Administrative Agent; and (e) an ALTA/NSPS survey of such Real Property in form sufficient to permit the Title Company to issue the Title Policy in the form required by Administrative Agent and otherwise in form and substance reasonably satisfactory to Administrative Agent, which shall be either (1) certified to Administrative Agent and dated not more than [***] days prior to the date such Real Property was acquired (or such earlier time as agreed to by Administrative Agent in its sole discretion), or (2) accompanied by a survey or "no change" affidavit executed by the owner of such Real Property and acceptable to the Title Company to issue the Title Policy in the form required by Administrative Agent, as applicable. In addition to the foregoing, Borrower shall, at the request of Required Lenders, deliver to Administrative Agent an appraisal of such Material Real Property to verify the amount of the Mortgage and/or Title Policy, but only if required by any Requirement of Law.

Section 5.12 Further Assurances. At any time or from time to time upon the reasonable request of Administrative Agent, each Loan Party will, at its reasonable expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as Administrative Agent may reasonably request in order to effect fully the purposes of the Loan Documents, including providing Lenders with any information reasonably requested pursuant to Section 10.23. In furtherance and not in limitation of the foregoing, each Loan Party shall take such actions as Administrative Agent may reasonably request from time to time to ensure that the Obligations are guarantied by the Guarantors and are secured by substantially all of the assets of Borrower's Subsidiaries and all of the outstanding Capital Stock of the Subsidiaries of Borrower (other than Excluded Assets).

Section 5.13   Control Agreements. Each of Borrower and each Guarantor shall hold all of its cash and Cash Equivalents in a Deposit Account or Securities Account (other than Excluded Accounts) subject to a Control Agreement within [***] days after the Closing Date (or such later date as agreed by Administrative Agent in its sole discretion) or, if later, the opening or acquisition thereof (including, for the avoidance of doubt, as a result of the acquisition or formation of a Subsidiary or a Subsidiary ceasing to be an Excluded Subsidiary), as applicable. All such Control Agreements governed under the laws of a state or territory of the United States shall provide for "springing" cash dominion with respect to each such account, including each disbursement account.

Section 5.14   Post-Closing Matters. Borrower shall, and shall cause each of the Loan Parties to, satisfy the requirements set forth on Schedule 5.14 on or before the post-closing date specified for such requirement or such later date to be determined by Administrative Agent in its sole discretion.

Section 5.15   Regulatory Approvals; Maintenance of Intellectual Property.

(a)   Regulatory Approvals and Documentation.

(i)   Borrower shall take all commercially reasonable steps to obtain FDA Approval.

(ii)   Borrower shall be responsible for, and shall maintain, with respect to each Product, all submissions to Governmental Authorities relating to the Products, including submissions of data from clinical studies, tests and biostudies, and all correspondence with Governmental Authorities with respect thereto (including Registrations and licenses and regulatory drug lists, and any amendments or supplements thereto).

(b)   Prosecution, Maintenance, Defense and Enforcement of Product Patents. Borrower shall take all commercially reasonable steps to prosecute, maintain, defend and enforce the Product Patents, including by timely paying fees and filing responses with the United States Patent and Trademark Office or any applicable foreign counterpart.

(c)   Infringement of Third Party Patents. If Borrower becomes aware of a third party patent with claims that covers apitegromab or any other Core Product, Borrower will use its best efforts to challenge the validity of said third party patent or to obtain a license to said third party patent. If a license is not available on commercially reasonable terms, Borrower shall challenge the validity of said third party patent.

(d)   Patent Term Extension. Borrower shall take all steps to obtain patent term extension on a Product Patent in the United States, including timely responding to requests from the United States Patent and Trademark Office and timely electing the Product Patent to which patent term extension will be sought.

Section 5.16   Material Contracts. Borrower and its Subsidiaries will comply with each Material Contract to which it is a party [***].

ARTICLE VI

NEGATIVE COVENANTS

Each Loan Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than any such contingent obligations or liabilities hereunder

that by express terms thereof survive such payment in full of all Obligations), such Loan Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Article VI.

Section 6.1   Indebtedness. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except Permitted Indebtedness.

Section 6.2   Liens. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Borrower or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens.

Section 6.3   Material Contracts. Borrower and its Subsidiaries shall not amend or permit the amendment of any provision of [***], or to waive any of its material respective rights under any such Material Contract to which it is a party, in each case, [***].

Section 6.4   No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to an executed agreement with respect to an Asset Sale or other license, sublicense, sale, transfer or disposition permitted under Section 6.9, (b) restrictions by reason of customary provisions restricting assignments, change of control, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses or similar agreements, as the case may be), (c) restrictions under any agreement or other instrument of a Person acquired by or merged, amalgamated or consolidated with or into Loan Party that was in existence at the time of such acquisition (or at the time it merges with or into any Loan Party in connection with the acquisition of assets from such Person (but, in each case, not created in contemplation thereof)), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired or designation, (d) restrictions on cash or other deposits or net worth imposed by customers under commercial contracts entered into in the ordinary course of business, (e) encumbrances or restrictions in connection with any Permitted Product Agreement Transaction or Permitted Royalty Monetization Transaction that, in the good faith determination of Borrower, are reasonably necessary or advisable in connection with such Permitted Product Agreement Transaction or Permitted Royalty Monetization Transaction, (f) customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to the applicable joint venture, (g) any encumbrance or restriction contained in secured Indebtedness otherwise permitted to be incurred hereunder to the extent limiting the right of the debtor to dispose of the assets securing such Indebtedness, (h) restrictions under this Agreement and the other Loan Documents, and (i) any encumbrances or restrictions of the type referred to in the immediately preceding clauses (a) through (h) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to such immediately preceding clauses (a) through (h) above; provided that such encumbrances and restrictions contained in any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are, in the good faith judgment of Borrower, not materially more restrictive, taken as a whole, than the encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing, no Loan Party nor any of Borrower's Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired.

Section 6.5   Restricted Junior Payments . No Loan Party shall, nor shall it permit any of its Subsidiaries through any manner or means or through any other Person to, directly or indirectly, declare, order, pay or make any sum for any Restricted Junior Payment, in each case, except for:

(a)   the payment of dividends to Borrower's equityholders in the form of Qualified Capital Stock;

(b)   (i) the issuance of Capital Stock of Borrower upon the exercise of any warrants, options or rights to acquire such Capital Stock, including upon conversion of any Indebtedness that is convertible into or exchangeable for Capital Stock of Borrower, and (y) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible or exchangeable into Capital Stock of Borrower;

(c)   the payment of dividends or other Restricted Junior Payments by a Subsidiary of Borrower to Borrower or such Subsidiary's direct parent company;

(d)   any payment on subordinated Indebtedness in accordance with the subordination agreement governing such Indebtedness;

(e)   (i) the purchase by Borrower of Capital Stock (other than Disqualified Capital Stock) (including pursuant to Permitted Equity Derivatives) (x) [***], (y) substantially contemporaneously and otherwise in connection with the incurrence of Permitted Convertible Indebtedness; provided that, in the case of this clause (y), the aggregate consideration for such Capital Stock (including pursuant to Permitted Equity Derivatives) shall not exceed [***]% of the net proceeds received by Borrower from the incurrence of such Permitted Convertible Indebtedness (prior to giving effect to the cost of such Permitted Equity Derivatives), and (z) in an aggregate amount not to exceed [***], (ii) any non-cash settlement or non-cash unwind of a Permitted Equity Derivative, and (iii) [***];

(f)   so long as no Default or Event of Default has occurred and is continuing or would result therefrom, other payments in an aggregate amount, for all such payments made pursuant to this clause (f), not to exceed [***]; and

(g)   [***].

Section 6.6   Restrictions on Subsidiary Distributions. Except as provided herein, no Loan Party shall, nor shall it permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of Borrower to (a) pay dividends or make any other distributions on any of such Subsidiary's Capital Stock owned by Borrower or any other Subsidiary of Borrower, (b) repay or prepay any Indebtedness owed by such Subsidiary to Borrower or any other Subsidiary of Borrower, (c) make loans or advances to Borrower or any other Subsidiary of Borrower, or (d) transfer any of its property or assets to Borrower or any other Subsidiary of Borrower other than restrictions (i) in agreements evidencing purchase money Indebtedness permitted by clause (h) of the definition of Permitted Indebtedness that impose restrictions on the property so acquired, (ii) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business, (iii) that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Capital Stock not otherwise prohibited under this Agreement or (iv) that are set forth herein and in the other Loan Documents. No Loan Party shall, nor shall it permit its Subsidiaries to, enter into any Contractual Obligations which would prohibit a Subsidiary of Borrower from being a Loan Party (other than Subsidiaries that are Excluded Subsidiaries, other than by virtue of clause (c) or (f) of the definition thereof).

Section 6.7   Investments. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, including without limitation any Joint Venture, except Permitted Investments. Notwithstanding the foregoing, in no event shall any Loan Party make any Investment which results in the making of any Restricted Junior Payment not otherwise permitted under the terms of Section 6.5.

Section 6.8   Minimum Qualified Cash. The Loan Parties shall not permit Qualified Cash at any time to be less than 60% of the aggregate outstanding principal amount of the Term Loans; [***].

Section 6.9   Fundamental Changes; Disposition of Assets. No Loan Party shall, nor shall it permit any of its Subsidiaries to:

(a)   enter into any transaction of merger or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), including by means of a "plan of division" under the Delaware Limited Liability Company Act or any comparable transaction under any similar law, except:

(i)   (x) any Subsidiary of Borrower that is a Loan Party may be merged with or into Borrower or any Guarantor Subsidiary, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Borrower or any Guarantor Subsidiary; and (y) any Subsidiary of Borrower that is an Excluded Subsidiary may be merged with or into Borrower or any other Subsidiary, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Borrower or any other Subsidiary; provided, that in each case of clauses (x) and (y), in the case of such merger involving Borrower, Borrower shall be the continuing or surviving Person and in the case of such merger not involving Borrower but involving a Guarantor Subsidiary, the Guarantor Subsidiary shall be the continuing or surviving person; or

(ii)   in connection with Permitted Acquisitions, other Permitted Investments; or;

(b)   consummate any Asset Sale, in each case, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever (including, without limitation, any Product (including, without limitation, any Intellectual Property rights related thereto), any Product Agreement (including, without limitation, any of Borrower's rights thereunder), and any Registration), whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, or, except, in each case pursuant to arms' length transactions on market terms and for fair market value:

(i)   Permitted Product Agreement Transactions;

(ii)   any Permitted Royalty Monetization Transaction;

(iii)   Permitted Acquisitions and other Permitted Investments;

(iv)   the disposition, unwinding or other termination of any Hedging Agreement or any Permitted Equity Derivative or the entry into any Hedging Agreement or any Permitted Equity Derivatives;

(v)   Asset Sales of inventory and consumable goods in the ordinary course of business;

(vi)   Asset Sales of damaged, obsolete or worn out, retired or surplus property, whether now owned or hereafter acquired, in the ordinary course of business;

(vii)   surrender or waiver of contractual rights and settlement or waiver of contractual or litigation claims in the ordinary course of business;

(viii)   Asset Sales to a Loan Party;

(ix)   Asset Sales by any Excluded Subsidiary;

(x)   Asset Sales consisting of Permitted Liens and permitted Restricted Junior Payments;

(xi)   Asset Sales of accounts receivable in connection with the collection or compromise thereof and Asset Sales of Cash Equivalents for cash or other Cash Equivalents;

(xii)   Asset Sales of Capital Stock in any Joint Venture to the other holders of Capital Stock in such Joint Venture for fair market value;

(xiii)   other Asset Sales in an aggregate amount not to exceed [***]; and

(xiv)   [***].

Notwithstanding anything to the contrary contained herein, no assignment, transfer, contribution, license, sublicense or other disposition of any Product, Product Intellectual Property Rights or Registration with respect to any Product is permitted hereunder except as specifically permitted under this Agreement.

Section 6.10   Disposal of Subsidiary Interests. Except for any sale of its interests in the Capital Stock of any of its Subsidiaries in compliance with the provisions of Section 6.9, no Loan Party shall, nor shall it permit any of its Subsidiaries to, in each case solely with respect to the interests of or in Loan Party, (a) directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any Capital Stock of any of its Subsidiaries, except to qualify directors if required by applicable law; or (b) permit any of its Subsidiaries directly or indirectly to sell, assign, pledge or otherwise encumber or dispose of any Capital Stock of any of its Subsidiaries, except to another Loan Party (subject to the restrictions on such disposition otherwise imposed hereunder), or to qualify directors if required by applicable law.

Section 6.11   Sales and Lease Backs. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which such Loan Party (a) has sold or transferred or is to sell or to transfer to any other Person (other than Borrower or any of its Subsidiaries) or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by such Loan Party to any Person (other than Borrower or any of its Subsidiaries) in connection with such lease.

Section 6.12   Transactions with Shareholders and Affiliates. No Loan Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service), or series of related transactions, with any Affiliate of Borrower or of any such holder; provided, that the Loan Parties and their Subsidiaries may enter into or permit to exist any such transaction if Administrative Agent has consented thereto in writing prior to the consummation thereof, provided, further, that the foregoing restrictions shall not apply to any of the following:

(a)   any transaction among Borrower and its Subsidiaries expressly permitted hereunder;

(b)   reasonable and customary fees paid to current or former members of the Board of Directors (or similar governing body) of Borrower and its Subsidiaries;

(c)   compensation arrangements for current and former officers and other employees of Borrower and its Subsidiaries entered into in the ordinary course of business;

(d)   transactions (or series of related transactions) that are, in the case of each such transaction (or series of related transactions), on terms that are not less favorable to Borrower or a Subsidiary in any material respect than would be obtainable by Borrower or such Subsidiary at such time in a comparable arm's-length transaction with a Person other than an Affiliate (as determined in good faith by the senior management or the board of directors of Borrower); and

(e)   Restricted Junior Payments permitted hereunder.

Section 6.13   Conduct of Business. From and after the Closing Date, no Loan Party shall, nor shall it permit any of its Subsidiaries to, engage in any material line of business other than the businesses engaged in by such Loan Party or its Subsidiaries on the Closing Date or any business reasonably related, complementary, incidental, ancillary thereto or any reasonable extensions thereto.

Section 6.14   Changes to Certain Agreements and Organizational Documents. No Loan Party shall amend or permit any amendments to any Loan Party's Organizational Documents in a manner that is adverse in any material respect to the Lenders in their capacities as such (including, without limitation, any amendment, modification or change to any of Loan Party's Organizational Documents to effect a division or plan of division pursuant to Section 18-217 of the Delaware Limited Liability Company Act (or any similar statute or provision under applicable law)).

Section 6.15   Accounting Methods. The Loan Parties will not and will not permit any of their Subsidiaries to modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP).

Section 6.16   Deposit Accounts and Securities Accounts. No Loan Party shall establish or maintain a Deposit Account or a Securities Account that is not subject to a Control Agreement except for Excluded Accounts or as otherwise permitted under Section 5.14.

Section 6.17   Prepayments of Certain Indebtedness; Permitted Royalty Monetization Payments.

(a)   Except as provided in clause (b) below, no Loan Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay, including upon conversion, exercise, repurchase, exchange, redemption, settlement or early termination, any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness for borrowed money with an aggregate principal amount outstanding equal to or in excess of $[***] prior to its scheduled due date, other than (i) the Obligations, (ii) the Closing Date Refinancing, (iii) Indebtedness secured by a Permitted Lien if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with Section 6.9, (iv) converting (or exchanging) any Indebtedness to (or for) Qualified Capital Stock of Borrower, (v) issuance of Capital Stock (and cash in lieu of fractional shares in connection with such issuance) of Borrower in connection with any conversion, exercise, repurchase, exchange, redemption, settlement or early termination or cancellation of Permitted Convertible Indebtedness, (vi) the issuance of Permitted Convertible Indebtedness that constitutes Permitted Refinancing Indebtedness in exchange for other Permitted Convertible Indebtedness,

(vii) the redemption, purchase, exchange, early termination or cancellation of Permitted Convertible Indebtedness in an aggregate principal amount not to exceed the Net Proceeds received by Borrower from the substantially concurrent issuance of additional Permitted Convertible Indebtedness or Capital Stock in connection with a refinancing of the Permitted Convertible Indebtedness being redeemed, purchased, exchanged, terminated or cancelled; provided the additional Permitted Convertible Indebtedness constitutes Permitted Refinancing Indebtedness, and (viii) as permitted under any applicable subordination agreement governing any subordinated Indebtedness.

(b)   Unless otherwise permitted by the terms of any applicable Acceptable Intercreditor Agreement, no Loan Party shall, nor shall it permit any Subsidiary to, make any payments, prepayments or other distributions, however described, with respect to any Permitted Royalty Monetization Transaction, other than (i) regularly scheduled payments [***] that are not in excess of the caps set forth in clause (a) of the definition of "Permitted Royalty Monetization Transaction", (ii) underpayment, indemnification and tax withholding obligations, (iii) reimbursable expenses or (iv) reasonable and customary fees paid in connection with any amendment, consent or waiver in connection with, any Permitted Royalty Monetization Transaction Documents, in each case of the foregoing clauses (i), (ii) and (iii), in accordance with the Permitted Royalty Monetization Transaction Documents applicable thereto.

Section 6.18   Anti-Terrorism Laws. None of the Loan Parties shall, or shall permit any of their Subsidiaries or agents, for or on behalf of any Loan Party to:

(a)   conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person,

(b)   deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the OFAC Sanctions Programs or other applicable Sanctions, or

(c)   engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in the OFAC Sanctions Programs, other applicable Sanctions, or the PATRIOT Act or any Anti-Terrorism Law.

Borrower shall deliver to the Lenders any certification or other evidence reasonably requested from time to time by any Lender, confirming Borrower's compliance with this Section 6.18.

Section 6.19   Anti-Corruption Laws. No Loan Party shall use, or permit any of its Subsidiaries to use, directly or indirectly, any of the proceeds of any Loan for the purpose of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any applicable Anti-Corruption Law.

Section 6.20   Use of Proceeds. The Loan Parties will not and will not permit any of their Subsidiaries to use the proceeds of any Loan directly or, to any Loan Party's knowledge after due care and inquiry, indirectly, to make any payments to a Sanctioned Entity or a Sanctioned Person, to fund any investments, loans or contributions in, or otherwise make such proceeds available to, a Sanctioned Entity or a Sanctioned Person, or to fund any operations, activities or business of a Sanctioned Entity or a Sanctioned Person, in each case in violation of applicable Sanctions, or in any other manner that would result in a violation of applicable Sanctions by any Person participating in the Loans, including without limitation any Lender. No part of the proceeds of any Loan will be used directly or, to any Loan Party's knowledge after due care and inquiry, indirectly in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any applicable Sanctions, Anti-Corruption Laws or Anti-Terrorism Laws.

ARTICLE VII

GUARANTY

Section 7.1   Guaranty of the Obligations. Subject to the provisions of Section 7.2, Guarantors jointly and severally hereby irrevocably and unconditionally guaranty for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)) (collectively, the "Guaranteed Obligations").

Section 7.2   Contribution by Guarantors. All Guarantors desire to allocate among themselves, in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Guarantor shall be entitled to a contribution from each of the other Guarantors in an amount sufficient to cause each Guarantor's Aggregate Payments to equal its Fair Share as of such date. "Fair Share" means, with respect to any Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Guarantor, to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Guarantors multiplied by, (b) the aggregate amount paid or distributed on or before such date by all Guarantors under this Guaranty in respect of the obligations Guaranteed. "Fair Share Contribution Amount" means, with respect to any Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Guarantor under this Guaranty that would not render its obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state law; provided, solely for purposes of calculating the "Fair Share Contribution Amount" with respect to any Guarantor for purposes of this Section 7.2, any assets or liabilities of such Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Guarantor. "Aggregate Payments" means, with respect to any Guarantor as of any date of determination, an amount equal to (A) the aggregate amount of all payments and distributions made on or before such date by such Guarantor in respect of this Guaranty (including, without limitation, in respect of this Section 7.2), minus (B) the aggregate amount of all payments received on or before such date by such Guarantor from the other Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Guarantor. The allocation among Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

Section 7.3   Payment by Guarantors. Subject to Section 7.2, Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)), Guarantors will upon demand pay, or cause to be paid, in Cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower's becoming the subject of a case under the Bankruptcy Code, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to Beneficiaries as aforesaid.

Section 7.4   Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

(a)   this Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

(b)   Administrative Agent may enforce this Guaranty upon the occurrence and during the continuance of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;

(c)   the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;

(d)   payment by any Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor's liability for any portion of the Guaranteed Obligations which has not been paid. Without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor's covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor's liability hereunder in respect of the Guaranteed Obligations;

(e)   any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor's liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or non-judicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against Borrower or any security for the Guaranteed Obligations, consistent herewith and any applicable security agreement; and (vi) exercise any other rights available to it under the Loan Documents; and

(f)   this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full in cash of the Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Loan Documents, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Loan Documents or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Loan Document or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Loan Documents or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary's consent to the change, reorganization or termination of the corporate structure or existence of Borrower or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations; (vii) any defenses, set offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.

Section 7.5   Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against Borrower, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of Borrower or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Borrower or any other Guarantor from any cause other than payment in full in cash of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary's errors or omissions in the administration of the Guaranteed Obligations, except behavior which amounts to a bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor's obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor's liability hereunder or the enforcement hereof, (iii) any rights to set offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder or any agreement or instrument related

thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.

Section 7.6   Guarantors' Rights of Subrogation, Contribution, Etc.   Until the Guaranteed Obligations shall have been indefeasibly paid in cash in full and the Delayed Draw Term Loan Commitments have been terminated, each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including without limitation (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against Borrower with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations shall have been indefeasibly paid in full (other than inchoate indemnity obligations for which no claim has been made) and the Delayed Draw Term Loan Commitments have been terminated, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the Guaranteed Obligations, including, without limitation, any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations shall not have been finally and indefeasibly paid in full (other than inchoate indemnity obligations for which no claim has been made), such amount shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

Section 7.7   Subordination of Other Obligations.   Any Indebtedness of Borrower or any Guarantor now or hereafter held by any Guarantor is hereby subordinated in right of payment to the Guaranteed Obligations, and any such indebtedness collected or received by such Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Administrative Agent on behalf of the Beneficiaries and, upon demand by Administrative Agent, shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of such Guarantor under any other provision hereof.

Section 7.8   Continuing Guaranty.   This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations shall have been indefeasibly paid in full (other than inchoate indemnity obligations for which no claim has been made) and the Delayed Draw Term Loan Commitments have been terminated. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.

Section 7.9   Authority of Guarantors or Borrower. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or Borrower or the officers, directors or agents acting or purporting to act on behalf of any of them.

Section 7.10   Financial Condition of Borrower. Any Credit Extension may be made to Borrower or continued from time to time without notice to or authorization from any Guarantor regardless of the financial or other condition of Borrower at the time of any such grant or continuation is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor's assessment, of the financial condition of Borrower. Each Guarantor has adequate means to obtain information from Borrower on a continuing basis concerning the financial condition of Borrower and its ability to perform its obligations under the Loan Documents, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of Borrower and of all circumstances bearing upon the risk of non-payment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of Borrower now known or hereafter known by any Beneficiary.

Section 7.11   Bankruptcy, Etc.So long as any Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of Administrative Agent acting pursuant to the instructions of Required Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against Borrower or any other Guarantor [***]. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, administration, reorganization, liquidation or arrangement of Borrower or any other Guarantor or by any defense which Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding, in each case subject to applicable mandatory insolvency law.

(b)   Each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve Borrower of any portion of such Guaranteed Obligations, to the extent permitted by applicable mandatory insolvency law. Guarantors will permit any trustee in bankruptcy, receiver, administrator, debtor in possession, assignee for the benefit of creditors or similar person to pay Administrative Agent, or allow the claim of Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced, in each case to the extent permitted by applicable mandatory insolvency law.

(c)   In the event that all or any portion of the Guaranteed Obligations are paid by Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.

Section 7.12   Discharge of Guaranty Upon Sale of Guarantor. If all of the Capital Stock of any Guarantor or any of its successors in interest hereunder shall be sold or otherwise disposed of (including by

merger or consolidation) or if such Guarantor ceases to be a Subsidiary of Borrower, in each case, in accordance with the terms and conditions of the Loan Documents, the Guaranty of such Guarantor or such successor in interest, as the case may be, hereunder shall automatically be discharged and released without any further action by any Beneficiary or any other Person effective as of the time of such Asset Sale or other sale, transfer or disposition (including by merger or consolidation).

Section 7.13   Swiss Guarantee Limitations.

(a)   If and to the extent a Swiss Loan Party becomes directly or indirectly liable under this Agreement or any other Loan Documents for obligations of its Affiliates (other than the wholly owned direct or indirect subsidiaries of such Swiss Loan Party) (the "Restricted Obligations") and if complying with such obligations would constitute a repayment of capital (*Einlagerückgewähr/Kapitalrückzahlung*), a violation of the legally protected reserves (*gesetzlich geschützte Reserven*) or the payment of a (constructive) dividend (*Gewinnausschüttung*) by such Swiss Loan Party or would otherwise be restricted under Swiss law and practice then applicable, such Swiss Loan Party's aggregate liability for Restricted Obligations shall not exceed the amount of the Swiss Loan Party's freely disposable equity (*frei verfügbares Eigenkapital*) at the time it becomes liable in accordance with Swiss law (the "Freely Disposable Amount"). This limitation shall only apply to the extent it is a requirement under applicable law at the time the Swiss Loan Party is required to perform Restricted Obligations under the Loan Documents. Such limitation shall not free the Swiss Loan Party from its obligations in excess of the Freely Disposable Amount, but merely postpone the performance date thereof until such times when the Swiss Loan Party has again freely disposable equity and if and to the extent such freely disposable equity is available.

(b)   The Swiss Loan Party shall take and cause to be taken all and any action, to the extent reasonably practical and possible, including, without limitation, (i) the passing of any shareholders' resolutions to approve any payment or other performance under this Agreement or any other Loan Documents, (ii) the provision of an audited interim balance sheet, (iii) the provision of a confirmation from the auditors of the Swiss Loan Party that a payment of the Swiss Loan Party under the Loan Document in an amount corresponding to the Freely Disposable Amount is in compliance with the provisions of Swiss corporate law which are aimed at protecting the share capital and legal reserves, in order to allow a prompt payment of amounts owed by the Swiss Loan Party under the Loan Documents as well as the performance by the Swiss Loan Party of other obligations under the Loan Documents.

(c)   If so required under applicable law (including tax treaties) at the time it is required to make a payment under this Agreement, the Swiss Loan Party:

(A)   shall use its commercially reasonable efforts to ensure that such payments can be made without deduction of Swiss Withholding Tax, or with deduction of Swiss Withholding Tax at a reduced rate, by discharging the liability to such tax by notification pursuant to applicable law (including tax treaties) rather than payment of the tax;

(B)   shall deduct the Swiss Withholding Tax at such rate (being 35% on the date hereof) as in force from time to time if the notification procedure pursuant to sub-paragraph (A) above does not apply; or shall deduct the Swiss Withholding Tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (A) applies for a part of the Swiss Withholding Tax only; and shall pay within the time allowed any such taxes deducted to the Swiss Federal Tax Administration; and

(C)   shall promptly notify the Administrative Agent that such notification or, as the case may be, deduction has been made, and provide the

Administrative Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration.

(d)   In the case of a deduction of Swiss Withholding Tax, the Swiss Loan Party shall use its commercially reasonable efforts to ensure that any person that is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment under this Agreement or any Loan Document, will, as soon as possible after such deduction:

(A)   request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

(B)   pay to the Administrative Agent upon receipt any amount so refunded.

The Administrative Agent shall reasonably co-operate with the Swiss Loan Party to secure such refund.

Section 7.14   <u>Irish Guarantee Limitations</u>. No obligation or liability under any Loan Document, or this guaranty, shall apply to any liability of any Irish Guarantor to the extent that it would result in such obligation, or liability, or this guaranty (i) constituting unlawful financial assistance within the meaning of the Irish Companies Act or (ii) constituting a breach of Section 239 of the Irish Companies Act.

Section 7.15   <u>German Guarantee Limitations.</u>

(a)   The parties hereto agree that, subject to clause (b) below, a German Guarantor may refuse to comply with a demand for payment under, and neither Administrative Agent nor Lenders or any of them are entitled to enforce, the Guarantee if and to the extent that:

(i)   the Guarantee guarantees Upstream and/or Cross-stream Guaranteed Liabilities; and

(ii)   payment under or enforcement of that Guarantee in respect of Upstream and/or Cross-stream Guaranteed Liabilities would have the effect of reducing that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) Net Assets to an amount that is lower than the amount of that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) Share Capital (*Entstehen einer Unterbilanz*) or, if the amount of those Net Assets is already lower than the amount of that Share Capital, causing those Net Assets to be further reduced (*Vertiefung einer bestehenden Unterbilanz*).

(b)   The limitations pursuant to clause (a) above do not (or, as the case may be, cease to) apply:

(i)   to any amounts outstanding under any Loan Document in relation to funds lent under any Loan Document and which funds have been on-lent to, or otherwise been passed on to, the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, its German GP Company) or any of its (or, in case the relevant German Guarantor is a German KG Guarantor, of its German GP Company's) Subsidiaries unless the German Guarantor provides evidence that any such on-lent or passed-on funds are no longer outstanding and have been repaid by it at the time the demand for payment under the Guarantee is made provided that, if the relevant primary obligor has a due and payable claim for repayment of such on-lent amounts, the Administrative Agent waives with binding effect on the Administrative Agent and the Lenders the restrictions in respect of that German Guarantor's recourse claim (if any) arising as a result of that German Guarantor performing its obligations under the Guarantee and

any other provision under any Loan Document restricting the right to set-off claims against, or otherwise make use of the recourse, indemnification, sharing of losses or other compensation claim against, the relevant primary obligor in order to settle or discharge such claim for repayment so that it shall be permitted for that German Guarantor to (1) set-off its recourse claim (if any) against the liability in respect of the funds on-lent or otherwise passed-on to it (or, in case that German Guarantor is a German KG Guarantor, its German GP Company) or any of its (or, in case the relevant German Guarantor is a German KG Guarantor, of its German GP Company's)Subsidiaries or (2) otherwise use its recourse claim (if any) to settle or discharge this liability;

(ii)   if on the date of payment under, or enforcement of, the Guarantee the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, its German GP Company) (as dominated entity (*abhängiges Unternehmen*)) is party to a domination and/or profit and loss transfer agreement (*Beherrschungs- und/oder Gewinnabführungsvertrag*) ("<u>DPTA</u>") with (whether directly or indirectly through a chain of DPTAs):

(A)   in case the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, its German GP Company) is a direct or indirect Subsidiary of the relevant primary obligor(s) of the Upstream and/or Cross-stream Guaranteed Liabilities, the relevant primary obligor(s); or

(B)   in case the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, its German GP Company) is an Affiliate (other than a direct or indirect Subsidiary or shareholder) of the relevant primary obligor(s) of the Upstream and/or Cross-stream Guaranteed Liabilities, any joint (direct or indirect) shareholder of the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, of its German GP Company) and the relevant primary obligor(s) (as dominating entity (*beherrschendes Unternehmen*));

(iii)   if and to the extent the relevant German Guarantor holds an indemnity or claim for refund which is of full economic value (*vollwertiger Gegenleistungs- oder Rückgewähranspruch*) against the relevant primary obligor(s) of the Upstream and/or Cross-stream Guaranteed Liabilities; or

(i)   if and to the extent that they are not necessary for the purposes of protecting the managing director(s) (*Geschäftsführer*) of the relevant German Guarantor (or, in case the relevant German Guarantor is a German KG Guarantor, of its German GP Company) against the risk of personal liability, including pursuant to sections 30 and 43 para 3 GmbHG (taking applicable case law of the German Federal Court of Justice (*Bundesgerichtshof*) into account), as confirmed by a legal opinion by an appropriately experienced law firm acceptable to the parties hereto; or

(ii)   if the relevant German Guarantor has not complied with its obligation to deliver the Management Determination and/or the Auditor's Determination, in each case together with all required supporting evidence and calculations, in accordance with the requirements set out in clauses (f) and (g) of this <u>Section 7.15</u>; or

(iii)   if the relevant German Guarantor has not complied with its obligations pursuant to, and in accordance with the requirements set out in clause (j) of this <u>Section 7.15</u>.

(c)   For the purpose of the calculation of the Net Assets of a German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company):

(i)   the following balance sheet items shall be disregarded:

(A)   any loan liabilities (*Darlehensverbindlichkeiten*) of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) owing to any Affiliate of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) which are subordinated or which are considered as subordinated in an insolvency proceeding over that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, over its German GP Company's) assets pursuant to section 39 para 1 no. 5 or section 39 para 2 InsO and including obligations under guarantees for liabilities which are so subordinated, in each case provided that a waiver of the corresponding claim of the relevant Affiliate, the contribution of such claim in the capital reserves of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) or any other way of extinguishing such claim (e.g. by assignment to that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, to its German GP Company)) does not lead to personal liability of the directors of the relevant Affiliate as creditor and is permitted under the Loan Documents and provided further that, if the relevant Affiliate is a Guarantor and/or a grantor of security granted in connection with the Loan Documents, the corresponding amount of such claim of that Affiliate shall be disregarded when calculating the net assets (if applicable) of that Affiliate in connection with the enforcement of a guarantee or security granted by that Affiliate in favour of the any Lender and provided further that the Administrative Agent waives with binding effect on the Lenders the restrictions in respect of that German Guarantor's recourse claim (if any) arising as a result of that German Guarantor performing its obligations under the Guarantee set out in any provision under any Loan Document restricting the right to set-off claims against, or otherwise make use of the recourse, indemnification, sharing of losses or other compensation claim against, the relevant primary obligor in order to settle or discharge such liabilities owing to the relevant Affiliate which is also the relevant primary obligor so that it shall be permitted for that German Guarantor to (1) set-off its recourse claim (if any) against the relevant liabilities owing to the relevant Affiliate which is also the relevant primary obligor or (2) otherwise use its recourse claim (if any) to settle or discharge the relevant liabilities owing to the relevant Affiliate which is also the relevant primary obligor. The first sentence of this paragraph shall not apply if the Administrative Agent notifies the relevant German Guarantor that it elects to (i) enforce the guarantee and/or security granted by that Affiliate provided that the aforementioned claim is taken into account when calculating that Affiliate's net assets (if applicable) available for such enforcement or (ii) not so waive the restrictions set out in the Loan Documents in respect of that German Guarantor's recourse claim (if any) arising as a result of the enforcement of the Guarantee against that German Guarantor; and

(B)   any loan liabilities of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) incurred in gross negligent (*grob fahrlässig*) or wilful (*vorsätzlich*) violation of any of the provisions of this Agreement; and

(C)   any liabilities or liability reserves (*Rückstellungen*) in respect of the Guarantee;

(ii) any costs and expenses incurred by that German Guarantor in connection with the delivery of the relevant Auditor's Determination shall be deducted from the amount of the Net Assets of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company); and

(i) the amount of profits (*Gewinne*) or reserves (*Rücklagen*) (if any) which are not available for distribution to shareholder(s) in accordance with section 253 para 6 HGB, section 268 para 8 HGB or section 272 para 5 HGB, as applicable, shall be deducted from the amount of the Net Assets of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company).

(d) For the purpose of the calculation of the Share Capital of a German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company):

(i) any increase of the registered share capital of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company)effected out of retained earnings (*Kapitalerhöhung aus Gesellschaftsmitteln*) after the date of this Agreement (or, in case of a German Guarantor which acceded to this Agreement as an additional Guarantor, after the date of its Counterpart Agreement) shall only be taken into account if and to the extent such increase (1) has been effected with the prior written consent of the Administrative Agent (even if such increase is permitted under this Agreement or any other Loan Document) and (2) is fully paid up; and

(ii) if the registered share capital of that German Guarantor (or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) is not fully paid up (*nicht voll eingezahlt*), the relevant amount which is not paid up shall be deducted from the registered share capital.

(e) The calculation of the Net Assets and the Share Capital shall be made using GAAP and accounting principles consistent with those applied in the preparation of the relevant German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) most recent annual unconsolidated balance sheet (*Einzeljahresbilanz*) and take into account the adjustments and requirements pursuant to this Section 7.15.

(f) Within [***] Business Days after the written demand for payment under the Guarantee is made, the relevant German Guarantor shall provide to the Administrative Agent a certificate signed by that German Guarantor's (or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) managing director(s) (*Geschäftsführer*) confirming in writing:

(i) if and to which extent that Guarantee guarantees Upstream and/or Cross-stream Guaranteed Liabilities; and

(ii) which amount that German Guarantor can pay under that Guarantee in respect of Upstream and/or Cross-stream Guaranteed Liabilities without causing the effects referred to in clause (a)(ii) of this Section 7.15 (taking into account the adjustments and requirements pursuant to this Section 7.15) (the "Management Determination"). The Management Determination shall be supported by an interim balance sheet (*Stichtagsbilanz*) of that German Guarantor (and, in case that German Guarantor is a German KG Guarantor, of its German GP Company) and a detailed calculation of the amount of the Net Assets and Share Capital of that German Guarantor (and, in case that German Guarantor is a German KG Guarantor, of its German GP Company) (in each case as of the time the demand for payment under the Guarantee has been made and taking into account the adjustments and requirements pursuant to this Section 7.15).

(g)   If the Administrative Agent disagrees with the Management Determination, the Administrative Agent may (acting reasonably) within [***] Business Days of its receipt thereof reasonably request in writing the relevant German Guarantor to, and that German Guarantor shall, deliver within [***] Business Days of such request an interim balance sheet (*Stichtagsbilanz*) of that German Guarantor (and, in case that German Guarantor is a German KG Guarantor, of its German GP Company) and a detailed calculation of the amount of the Net Assets and Share Capital of that German Guarantor (and, in case that German Guarantor is a German KG Guarantor, of its German GP Company), in each case prepared by auditors of international standing and reputation appointed by that German Guarantor as of the time the demand for payment under the Guarantee has been made and taking into account the adjustments and requirements pursuant to this Section 7.15 (the "Auditor's Determination"). The Auditor's Determination shall either confirm the Management Determination or set out the deviations from the Management Determination. The Auditor's Determination shall be final and binding upon the parties hereto, save for obvious mistakes.

(h)   If and to the extent that the Guarantee granted by a German Guarantor guarantees Upstream and/or Cross-stream Guaranteed Liabilities, that German Guarantor shall fulfil its obligations under the Guarantee in an amount which, in accordance with the Management Determination or, if applicable and taking into account any previous payments in accordance with the Management Determination, the Auditor's Determination, does not cause the effects set out in clause (a)(ii) of this Section 7.15 (taking into account the adjustments and requirements pursuant to this Section 7.15 and irrespective of whether or not the Administrative Agent agrees with the Management Determination).

(i)   If:

(i)   and to the extent the amount being enforceable under the Guarantee granted by a German Guarantor in respect of Upstream and/or Cross-stream Guaranteed Liabilities pursuant to the relevant Auditor's Determination is lower than the amount of the proceeds received by the Administrative Agent or any Lender from the enforcement of that Guarantee in respect of Upstream and/or Cross-stream Guaranteed Liabilities in accordance with the relevant Management Determination; or

(ii)   the Guarantee granted by a German Guarantor has been enforced in respect of Upstream and/or Cross-stream Guaranteed Liabilities without regard to the limitations set out in this Section 7.15 because either (A) the Management Determination was not delivered within the relevant time frame or (B) the Auditor's Determination was not delivered within the relevant time frame but has been delivered following the due date for the delivery of the Auditor's Determination,

the Administrative Agent and/or any Lender shall, without undue delay upon written demand by that German Guarantor, repay to that German Guarantor the proceeds from such enforcement (if and to the extent already received by the Administrative Agent or any Lender) in an amount:

(A)   in case of (i), equal to that difference; or

(B)   in case of clause (ii), which the Administrative Agent and/or the Lenders would not have been entitled to enforce in respect of Upstream and/or Cross-stream Guaranteed Liabilities had the Management Determination and the Auditor's Determination been delivered in time.

The Administrative Agent and/or the Lenders may withhold any amount received pursuant to an enforcement of the Guarantee until final determination of the amount being enforceable pursuant to the relevant Auditor's Determination.

(j)   If the amount being enforceable under the Guarantee granted by a German Guarantor in respect of Upstream and/or Cross-stream Guaranteed Liabilities pursuant to the relevant Management Determination and/or the relevant Auditor's Determination is lower than the amount demanded to be paid under that Guarantee in respect of Upstream and/or Cross-stream Guaranteed Liabilities that German Guarantor shall (and, in case that German Guarantor is a German KG Guarantor, that German Guarantor shall procure that its German GP Company will) within three (3) months (the "Disposal Period") after a request by the Administrative Agent, to the extent commercially justifiable, dispose of any and all assets which are not necessary for that German Guarantor's (and/or, in case that German Guarantor is a German KG Guarantor, its German GP Company's) operational business (*nicht operativ betriebsnotwendig*) where the relevant assets are shown in the balance sheet of that German Guarantor (and/or, in case that German Guarantor is a German KG Guarantor, of its German GP Company) with a book value (*Buchwert*) which is significantly lower than the market value of such assets. After the expiry of the Disposal Period that German Guarantor shall, within [***] Business Days, notify the Administrative Agent (on behalf of the Lenders) of the amount of the net proceeds from the sale whereas such notification shall comprise a new calculation of the amount of the Net Assets of that German Guarantor (and, in case that German Guarantor is a German KG Guarantor, of its German GP Company) in accordance with this Section 7.15 taking into account such proceeds. Such calculation shall, upon the Administrative Agent's request (acting reasonably), be confirmed by auditors of international standing and reputation appointed by that German Guarantor within a period of [***] Business Days following the request.

(k)   The limitations pursuant to clause (a) of this Section 7.15 do not affect the rights of the Administrative Agent and/or the Lenders to claim any outstanding amount again at a later point in time if and to the extent that clause (a) of this Section 7.15 would allow this at that later point in time.

ARTICLE VIII

EVENTS OF DEFAULT

Section 8.1   Events of Default. If any one or more of the following conditions or events shall occur:

(a)   Failure to Make Payments When Due. Failure by Borrower to pay (i) the principal of and premium, if any, on any Term Loan when due whether at stated maturity, by acceleration or otherwise; or (ii) within [***] Business Days when due any interest on any Term Loan or any fee or any other amount due hereunder; or

(b)   Default in Other Agreements. (i) Failure of any Loan Party or any Loan Party's Subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness referred to in Section 8.1(a)), in each case in an aggregate principal amount, put price or other accelerated amount of the Threshold Amount or more, in each case beyond the grace or cure period, if any, provided therefor, (ii) breach or default by any Loan Party with respect to any other material term of (A) one or more items of Indebtedness in the individual or aggregate principal amounts referred to in clause (i) above, or (B) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, in each case beyond the grace or cure period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause, that Indebtedness to become or be declared due and payable (or subject to a compulsory repurchase or redeemable) or to require the prepayment, redemption, repurchase or defeasance of, or to cause Borrower or any of Borrower's Subsidiaries to make any offer to prepay, redeem, repurchase or defease such Indebtedness, prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; [***]

(c)   Breach of Certain Covenants. Failure of any Loan Party to perform or comply with any term or condition contained in Section 2.2, Section 5.1, Section 5.2, Section 5.7, Section 5.8, Section 5.10, Section 5.11, Section 5.13, Section 5.14, Section 5.15, Section 5.16 or Article VI; or

(d)   Breach of Representations, Etc. Any representation, warranty, certification or other statement made or deemed made by any Loan Party in any Loan Document or in any statement or certificate at any time given by any Loan Party or any of their Subsidiaries in writing pursuant hereto or thereto or in connection herewith or therewith shall be false in any material respect (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to "materiality" or "Material Adverse Effect" in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) as of the date made or deemed made; or

(e)   Other Defaults Under Loan Documents. Any Loan Party shall default in the performance of or compliance with any term contained herein or any of the other Loan Documents, other than any such term referred to in any other Section of this Section 8.1, and such default shall not have been remedied or waived within [***] days after the earlier of (i) an officer of such Loan Party becoming aware of such default, or (ii) receipt by Borrower of written notice from Administrative Agent or any Lender of such default; or

(f)   Involuntary Bankruptcy; Appointment of Receiver, Etc. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of Borrower or any of its Subsidiaries [***] in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect (including, for the avoidance of doubt, any measures under section 21 of the German Insolvency Code (*Insolvenzordnung*)), which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Borrower or any of its Subsidiaries under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, administrator, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Borrower or any of its Subsidiaries, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, administrator, trustee or other custodian of Borrowers or any of its Subsidiaries for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Borrower or any of its Subsidiaries, and any such event described in the foregoing clauses (i) or (ii) shall continue for [***] days without having been dismissed, bonded or discharged This paragraph (f) shall not apply to any summons for payment (*Zahlungsbefehl*) issued against a Swiss Loan Party or another Subsidiary organized under the laws of Switzerland against which the relevant Swiss Loan Party or Swiss Subsidiary has raised an objection (*Rechtsvorschlag*) for as long as such objection is not set aside (*provisorische oder definitive Rechtsöffnung*); or

(g)   Voluntary Bankruptcy; Appointment of Receiver, Etc. (i) Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) shall have an order for relief entered with respect to it or shall commence a voluntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, administrator, trustee or other custodian for all or a substantial part of its property; or Borrower or any of its Subsidiaries shall make any assignment for the benefit of creditors; (ii) Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due including, with respect to any Loan Party incorporated in Germany, such Loan Party

being unable to pay its debts as they fall due (*zahlungsunfähig*) within the meaning of section 17 of the German Insolvency Code (*Insolvenzordnung*) or is overindebted (*überschuldet*) within the meaning of section 19 of the German Insolvency Code (*Insolvenzordnung*); or (iii) the Board of Directors (or similar governing body) of Borrower or any of its Subsidiaries shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 8.1(f); or

(h)   Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of [***] (in any case to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of [***] days (or in any event later than [***] days prior to the date of any proposed sale thereunder); or

(i)   Dissolution. Any order, judgment or decree shall be entered against any Loan Party or any of its Subsidiaries decreeing the dissolution or split up of such Loan Party or any of its Subsidiaries and such order shall remain undischarged or unstayed for a period in excess of [***] days; or

(j)   Change of Control. A Change of Control shall occur [***]; or

(k)   Guaranties, Collateral Documents and other Loan Documents. At any time after the execution and delivery thereof, (i) the Guaranty for any reason, other than the satisfaction in full in cash of all Obligations, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void or any Guarantor shall repudiate its obligations thereunder, (ii) this Agreement or any Collateral Document ceases to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the satisfaction in full in cash of the Obligations (other than inchoate indemnity obligations for which no claim has been made) in accordance with the terms hereof) or shall be declared null and void, or Administrative Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Administrative Agent or any Secured Party to take any action within its control, or (iii) any German Loan Party exercises any right under a Collateral Document (German) to request a release of Collateral due to overcollateralization as set forth in a Collateral Document (German) or under applicable German law (excluding, in each case and for the avoidance of doubt, the release any Lien encumbering any item of Collateral (or any release of Collateral) that is the subject of an Asset Sale or other sale, transfer or disposition of assets permitted under the Loan Documents or to which Required Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented), or (iv) any Loan Party shall contest the validity or enforceability of any Loan Document in writing or deny in writing that it has any further liability, including with respect to future advances by Lenders, under any Loan Document to which it is a party; or

(l)   Proceedings. The indictment of any Loan Party or any of its Subsidiaries under any criminal statute, or commencement of criminal or civil proceedings against any Loan Party or any of its Subsidiaries pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture to any Governmental Authority of any material portion of the property of such Person; or

(m)   ERISA. The occurrence of any ERISA Event which, individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect; or

(n)   Withdrawal Event. The occurrence of a Withdrawal Event [***]; or

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(o)   Material Contracts. The termination of any Material Contract [***]; or

(p)   MSC Subsidiary. Unless the MSC Subsidiary has, prior to any of the actions set out below, become a Loan Party in accordance with Section 5.10 hereof, the MSC Subsidiary (i) creates, incurs, assumes or guarantees, or otherwise becomes or remains directly or indirectly liable with respect to any Indebtedness; (ii) creates, incurs, assumes or permits to exist any Lien on or with respect to any of its property or assets; (iii) makes any transfer from any deposit or securities account maintained by MSC Subsidiary to any Person or account other than an account maintained by Borrower or any Loan Party; (iv) holds or maintains any assets other than Cash and Cash Equivalents or (v) engages in any business, makes any Investments or holds any assets that would cause MSC Subsidiary to fail to qualify as a Massachusetts security corporation under 830 CMR 63.38B.1 of the Massachusetts tax code and applicable regulations (as the same may be amended, modified or replaced from time to time).

Section 8.2   Remedies. Upon the occurrence and during the continuance of any Event of Default, Administrative Agent may, and shall at the request of the Required Lenders:

(a)   declare that all or any portion of the Delayed Draw Term Loan Commitments shall immediately terminate and the unpaid principal amount of all outstanding Term Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable; without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each Loan Party; and/or

(b)   exercise on behalf of themselves and the Lenders all rights and remedies available to them and the Lenders under the Loan Documents or applicable law or in equity or under any other instrument, document or agreement now existing or hereafter arising;

provided, that upon the occurrence of any event specified in Section 8.1(f) or (g) above, the unpaid principal amount of all outstanding Term Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Administrative Agent or any Lender.

Section 8.3   Rights Not Exclusive. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document or agreement now existing or hereafter arising.

ARTICLE IX

ADMINISTRATIVE AGENT

Section 9.1   Appointment of Administrative Agent.

(a)   LSI is hereby appointed Administrative Agent hereunder and under the other Loan Documents and each Lender hereby authorizes LSI, in such capacity, to act as its agent in accordance with the terms hereof and the other Loan Documents to perform, exercise and enforce any and all other rights and remedies of the Lenders with respect to the Loan Parties, the Obligations or otherwise related to any of same to the extent reasonably incidental to the exercise by Administrative Agent of the rights and remedies specifically authorized to be exercised by Administrative Agent by the terms of this Agreement or any other Loan Parties.

(b)   Administrative Agent hereby agrees to act upon the express conditions contained herein and the other Loan Documents, as applicable. The provisions of this Article IX [***] are solely for

the benefit of Administrative Agent and Lenders and no Loan Party shall have any rights as a third party beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, Administrative Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Borrower or any of its Subsidiaries.

Section 9.2   Powers and Duties. Each Lender irrevocably authorizes Administrative Agent to take such action on such Lender's behalf and to exercise such powers, rights and remedies hereunder and under the other Loan Documents as are specifically delegated or granted to Administrative Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Administrative Agent shall have only those duties and responsibilities that are expressly specified herein and the other Loan Documents. Administrative Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees Administrative Agent shall not have, by reason hereof or any of the other Loan Documents, a fiduciary relationship in respect of any Lender; and nothing herein or any of the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon Administrative Agent any obligations in respect hereof or any of the other Loan Documents except as expressly set forth herein or therein.

Section 9.3   General Immunity.

(a)   No Responsibility for Certain Matters. Administrative Agent shall not be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency hereof or any other Loan Document or for any representations, warranties, recitals or statements made herein or therein or made in any written statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by Administrative Agent to Lenders or by or on behalf of any Loan Party to Administrative Agent or any Lender in connection with the Loan Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Loan Party or any other Person liable for the payment of any Obligations, nor shall Administrative Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Loan Documents or as to the use of the proceeds of the Loans or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, Administrative Agent shall not have any liability arising from confirmations of the amount of outstanding Term Loans or the component amounts thereof.

(b)   Exculpatory Provisions. Neither Administrative Agent nor any of its officers, partners, directors, employees or agents shall be liable to Lenders for any action taken or omitted by Administrative Agent under or in connection with any of the Loan Documents except to the extent caused by Administrative Agent's gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final, non-appealable order. Administrative Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any of the other Loan Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until Administrative Agent shall have received instructions in respect thereof from Required Lenders (or such other Lenders as may be required to give such instructions under Section 10.5) and, upon receipt of such instructions from Required Lenders (or such other Lenders, as the case may be), Administrative Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Borrower and its Subsidiaries),

accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against Administrative Agent as a result of Administrative Agent acting or (where so instructed) refraining from acting hereunder or any of the other Loan Documents in accordance with the instructions of Required Lenders (or such other Lenders as may be required to give such instructions under Section 10.5).

(c)   Notice of Default. Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to Events of Default in the payment of principal, interest and fees required to be paid to Administrative Agent for the account of the Lenders, unless Administrative Agent shall have received written notice from a Lender or the Loan Party referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default." Administrative Agent will notify the Lenders of its receipt of any such notice. Administrative Agent shall take such action with respect to any such Default or Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided, however, that unless and until Administrative Agent has received any such direction, Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.4   Administrative Agent Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, Administrative Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Term Loans, Administrative Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as if it were not performing the duties and functions delegated to it hereunder, and the term "Lender" shall, unless the context clearly otherwise indicates, include Administrative Agent in its individual capacity. Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, and generally engage in any kind of banking, trust, financial advisory or other business with Borrower or any of its Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Borrower for services in connection herewith and otherwise without having to account for the same to Lenders.

Section 9.5   Lenders' Representations, Warranties and Acknowledgment.

(a)   Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of Borrower and its Subsidiaries in connection with Credit Extensions hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Borrower and its Subsidiaries. Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Term Loans or at any time or times thereafter, and Administrative Agent shall not have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.

(b)   Each Lender, by delivering its signature page to this Agreement and funding its Term Loan on the Closing Date, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be approved by Administrative Agent, Required Lenders or Lenders, as applicable on the Closing Date.

Section 9.6   Right to Indemnity. EACH LENDER, IN PROPORTION TO ITS PRO RATA SHARE, SEVERALLY AGREES TO INDEMNIFY ADMINISTRATIVE AGENT, ITS AFFILIATES AND ITS RESPECTIVE OFFICERS, PARTNERS, DIRECTORS, TRUSTEES, EMPLOYEES AND AGENTS OF ADMINISTRATIVE AGENT (EACH, AN "INDEMNITEE AGENT PARTY"), TO THE

EXTENT THAT SUCH INDEMNITEE AGENT PARTY SHALL NOT HAVE BEEN REIMBURSED BY ANY LOAN PARTY, FOR AND AGAINST ANY AND ALL LIABILITIES, OBLIGATIONS, LOSSES, DAMAGES, PENALTIES, ACTIONS, JUDGMENTS, SUITS, COSTS, EXPENSES (INCLUDING COUNSEL FEES AND DISBURSEMENTS) OR DISBURSEMENTS OF ANY KIND OR NATURE WHATSOEVER WHICH MAY BE IMPOSED ON, INCURRED BY OR ASSERTED AGAINST SUCH INDEMNITEE AGENT PARTY IN EXERCISING ITS POWERS, RIGHTS AND REMEDIES OR PERFORMING ITS DUTIES HEREUNDER OR UNDER THE OTHER LOAN DOCUMENTS OR OTHERWISE IN ITS CAPACITY AS SUCH INDEMNITEE AGENT PARTY IN ANY WAY RELATING TO OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, **IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY, OR SOLE NEGLIGENCE OF SUCH INDEMNITEE AGENT PARTY**; <u>PROVIDED</u>, NO LENDER SHALL BE LIABLE FOR ANY PORTION OF SUCH LIABILITIES, OBLIGATIONS, LOSSES, DAMAGES, PENALTIES, ACTIONS, JUDGMENTS, SUITS, COSTS, EXPENSES OR DISBURSEMENTS RESULTING FROM SUCH INDEMNITEE AGENT PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN A FINAL, NON-APPEALABLE ORDER. IF ANY INDEMNITY FURNISHED TO ANY INDEMNITEE AGENT PARTY FOR ANY PURPOSE SHALL, IN THE OPINION OF SUCH INDEMNITEE AGENT PARTY, BE INSUFFICIENT OR BECOME IMPAIRED, SUCH INDEMNITEE AGENT PARTY MAY CALL FOR ADDITIONAL INDEMNITY AND CEASE, OR NOT COMMENCE, TO DO THE ACTS INDEMNIFIED AGAINST UNTIL SUCH ADDITIONAL INDEMNITY IS FURNISHED; <u>PROVIDED</u>, IN NO EVENT SHALL THIS SENTENCE REQUIRE ANY LENDER TO INDEMNIFY ANY INDEMNITEE AGENT PARTY AGAINST ANY LIABILITY, OBLIGATION, LOSS, DAMAGE, PENALTY, ACTION, JUDGMENT, SUIT, COST, EXPENSE OR DISBURSEMENT IN EXCESS OF SUCH LENDER'S PRO RATA SHARE THEREOF; AND <u>PROVIDED</u> <u>FURTHER</u>, THIS SENTENCE SHALL NOT BE DEEMED TO REQUIRE ANY LENDER TO INDEMNIFY ANY INDEMNITEE AGENT PARTY AGAINST ANY LIABILITY, OBLIGATION, LOSS, DAMAGE, PENALTY, ACTION, JUDGMENT, SUIT, COST, EXPENSE OR DISBURSEMENT DESCRIBED IN THE PROVISO IN THE IMMEDIATELY PRECEDING SENTENCE.

Section 9.7   <u>Successor Administrative Agent</u>.

(a)   Administrative Agent may resign at any time by giving [***] days' (or such shorter period as shall be agreed by the Required Lenders) prior written notice thereof to Lenders and Borrower. Upon any such notice of resignation, Required Lenders shall have the right, upon [***] Business Days' written notice to Borrower, to appoint a successor Administrative Agent. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within [***] days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders appoint a successor Administrative Agent from among the Lenders, which shall not become effective prior to written notice thereof being provided to Borrower. Upon the acceptance of any appointment as Administrative Agent hereunder in accordance and compliance with the foregoing provisions of this clause (a) by a successor Administrative Agent that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall promptly (i) transfer to such successor Administrative Agent all sums, securities or Capital Stock and other items of Collateral held under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Administrative Agent under the Loan Documents, and (ii) execute and deliver to such successor Administrative Agent such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Administrative Agent of the security interests created under the Collateral Documents, whereupon such retiring Administrative Agent shall be discharged from its duties and obligations

hereunder. After any retiring Administrative Agent's resignation hereunder as Administrative Agent in accordance and compliance with the foregoing provisions of this clause (a), the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder.

(b)   Notwithstanding anything herein to the contrary, Administrative Agent may assign its rights and duties as Administrative Agent, as applicable, hereunder to an Affiliate of LSI [***] without the prior written consent of, or prior written notice to, Borrower or the Lenders; provided that Borrower and the Lenders may deem and treat such assigning Administrative Agent as Administrative Agent for all purposes hereof, unless and until such assigning Administrative Agent provides written notice to Borrower and the Lenders of such assignment and such assignment is completed in accordance and compliance with this Section 9.7. Upon such proper assignment in accordance and compliance with this Section 9.7, such Affiliate shall succeed to and become vested with all rights, powers, privileges and duties as Administrative Agent hereunder and under the other Loan Documents.

(c)   Administrative Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other Loan Document by or through any one or more sub-agents reasonably appointed by Administrative Agent [***]. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates [***]. The exculpatory, indemnification and other provisions of Section 9.3, Section 9.6 and of this Section 9.7 shall apply to any of the Affiliates of Administrative Agent [***]. All of the rights, benefits and privileges (including the exculpatory and indemnification provisions) of Section 9.3, Section 9.6 and of this Section 9.7 shall apply to any such sub-agent and to the Affiliates of any such sub-agent and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates [***] were named herein. Notwithstanding anything herein to the contrary, with respect to each permitted sub-agent appointed by Administrative Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory and rights to indemnification) and shall have all of the rights, benefits and privileges of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against any or all of the Loan Parties and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to Administrative Agent and not to any Loan Party, Lender or any other Person and no Loan Party, Lender or any other Person shall have the rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent.

Section 9.8   Collateral Documents and Guaranty.

(a)   Administrative Agent under Collateral Documents and Guaranty. Each Lender hereby further authorizes Administrative Agent on behalf of and for the benefit of Lenders, to be the agent for and representative of Lenders with respect to the Guaranty, the Collateral and the Collateral Documents. Subject to Section 10.5, without further written consent or authorization from Lenders, Administrative Agent (i) may execute any documents or instruments necessary to (A) release any Lien encumbering any item of Collateral that is the subject of an Asset Sale or other sale, transfer or disposition of assets permitted under the Loan Documents or to which Required Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented, or (B) release any Guarantor from the Guaranty pursuant to Section 7.12 or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented and (ii) shall, if requested by Borrower, enter into customary non-disturbance agreements or similar agreement, in each case, in form and substance reasonably satisfactory to Administrative Agent, in connection with the entry by Borrower or any Subsidiary into any Permitted Product Agreement and enter into an Acceptable Intercreditor Agreement in

connection with a Permitted Royalty Monetization Transaction or any intercreditor agreement reasonably acceptable to the Administrative Agent in connection with any ABL Facility permitted under this Agreement.

Without limiting the generality of this clause (a), in relation to any Collateral Documents (Swiss), the Administrative Agent, is hereby authorized to and shall (i) hold and administer any non-accessory Collateral (*nicht-akzessorische Sicherheit*) governed by Swiss law as indirect representative (*indirekter Stellvertreter*) in its own name but on behalf and for the benefit of the Secured Parties, and (ii) hold and administer any accessory Collateral (*akzessorische Sicherheit*) governed by Swiss law for itself and as direct representative (*direkter Stellvertreter*) in the name and on behalf of the Secured Parties.

In relation to any Collateral Documents (Swiss) under which security of an accessory nature (*akzessorische Sicherheit*) is granted each present and future Secured Party (other than the Administrative Agent) hereby appoints and authorizes the Administrative Agent to do all acts in the name and for the account of such Secured Party as its direct representative (*direkter Stellvertreter*), including, without limitation, (i) to accept and execute and hold, administer and, if necessary, enforce the Collateral granted under any of the Collateral Documents (Swiss), (ii) to agree to amendments, restatements, confirmations and other alterations of such Collateral Documents (Swiss), (iii) to effect any release of the security under, and the termination of, any such Collateral Document (Swiss), and (iv) to exercise such other rights, powers, authorities and discretions granted to the Administrative Agent hereunder or under the relevant Collateral Document (Swiss).

(b)   Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Loan Documents to the contrary notwithstanding, Borrower, Administrative Agent and each Lender hereby agree that (i) no Lender shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by Administrative Agent, on behalf of Lenders in accordance with the terms hereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by Administrative Agent, and (ii) in the event of a foreclosure by Administrative Agent on any of the Collateral pursuant to a public or private sale or any sale of the Collateral in a case under the Bankruptcy Code, Administrative Agent or any Lender may be the purchaser of any or all of such Collateral at any such sale and Administrative Agent, as agent for and representative of Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by Administrative Agent at such sale.

Section 9.9   Agency for Perfection. Administrative Agent and each Lender hereby appoints each other Lender as agent and bailee for the purpose of perfection the security interests in and liens upon the Collateral in assets which, in accordance with Article 9 of the UCC, can be perfected only by possession or control (or where the security interest of a secured party with possession or control has priority over the security interest of another secured party) and Administrative Agent and each Lender hereby acknowledges that it holds possession of or otherwise controls any such Collateral for the benefit of the Lenders as secured party. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Administrative Agent thereof, and, promptly upon Administrative Agent's request therefore shall deliver such Collateral to Administrative Agent or in accordance with Administrative Agent's instructions. In addition, Administrative Agent shall also have the power and authority hereunder to appoint such other sub-agents as may be necessary or required under applicable state law or otherwise to perform its duties and enforce its rights with respect to the Collateral and under the Loan Documents. Each Loan Party by its execution and delivery of this Agreement hereby consents to the foregoing.

Section 9.10   Reports and Other Information; Confidentiality; Disclaimers.   By becoming a party to this Agreement, each Lender:

(a)   is deemed to have requested that Administrative Agent furnish such Lender or Administrative Agent, promptly after it becomes available, a copy of each field audit or examination report with respect to Borrower or its Subsidiaries (each a "Report" and collectively, "Reports") prepared by or at the request of Administrative Agent, and Administrative Agent shall so furnish each Lender with such Reports,

(b)   expressly agrees and acknowledges that Administrative Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c)   expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Administrative Agent or other party performing any audit or examination will inspect only specific information regarding Borrower and its Subsidiaries and will rely significantly upon Borrower's and its Subsidiaries' books and records, as well as on representations of such Person's personnel,

(d)   agrees to keep all Reports and other material, non-public information regarding Borrower and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 10.18, and

(e)   without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Administrative Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrower, or the indemnifying Lender's participation in, or the indemnifying Lender's purchase of, a loan or loans of Borrower, and (ii) to pay and protect, and indemnify, defend and hold Administrative Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys' fees and costs) incurred by Administrative Agent and any such other Lender or agent preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender or Administrative Agent.

In addition to the foregoing: (x) any Lender may from time to time request of Administrative Agent in writing that Administrative Agent provide to such Lender a copy of any report or document provided by Borrower or its Subsidiaries to Administrative Agent that has not been contemporaneously provided by Borrower or such Subsidiary to such Lender, and, upon receipt of such request, Administrative Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Administrative Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from Borrower or its Subsidiaries, any Lender may, from time to time, reasonably request Administrative Agent to exercise such right as specified in such Lender's notice to Administrative Agent, whereupon Administrative Agent promptly shall request of Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from Borrower or such Subsidiary, Administrative Agent promptly shall provide a copy of same to such Lender, and (z) any time that Administrative Agent renders to Borrower a statement regarding the Loan Account, Administrative Agent shall send a copy of such statement to each Lender.

Section 9.11   Protective Advances.   Subject to the limitations set forth below, upon the occurrence and during the continuance of an Event of Default, Administrative Agent is authorized by

Borrower and the Lenders, from time to time in Administrative Agent's sole discretion (but Administrative Agent shall have absolutely no obligation to), to make disbursements or advances to Borrower, which Administrative Agent, in its sole discretion, deems necessary or desirable (i) to preserve or protect the Collateral, or any portion thereof, (ii) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Obligations, or (iii) to pay any other amount chargeable to or required to be paid by Borrower pursuant to the terms of this Agreement and the other Loan Documents, including, without limitation, payments of principal, interest, fees and reimbursable expenses (any of such Loans are in this clause (iii) referred to as "Protective Advances"). Protective Advances may be made even if the conditions precedent set forth in Article III have not been satisfied. The interest rate on all Protective Advances shall be at the Base Rate plus the Applicable Margin. Each Protective Advance shall be secured by the Liens in favor of Administrative Agent in and to the Collateral and shall constitute Obligations hereunder. The Protective Advances shall constitute Obligations hereunder which may be charged to the Loan Account in accordance with Section 2.12(i). Borrower shall pay the unpaid principal amount and all unpaid and accrued interest of each Protective Advance on the earlier of the Term Loan Maturity Date and the date on which demand for payment is made by Administrative Agent. Administrative Agent shall notify each Lender and Borrower in writing of each such Protective Advance, which notice shall include a description of the purpose of such Protective Advance. Without limitation to its obligations pursuant to Section 9.6, each Lender agrees that it shall make available to Administrative Agent, upon such Administrative Agent's demand, in Dollars in immediately available funds, the amount equal to such Lender's Pro Rata Share of each such Protective Advance. If such funds are not made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such funds on demand from such Lender, together with interest thereon for each day from the date such payment was due until the date such amount is paid to Administrative Agent, at the Federal Funds Effective Rate for [***] Business Days and thereafter at the Base Rate.

Section 9.12   Erroneous Payments.

(a)   If Administrative Agent (x) notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender or other recipient (and each of their respective successors and assigns), a "Payment Recipient") that Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Administrative Agent) received by such Payment Recipient from Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Administrative Agent pending its return or repayment as contemplated below in this Section 9.12 and held in trust for the benefit of Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than [***] Business Days thereafter (or such later date as Administrative Agent may, in its sole discretion, specify in writing), return to Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of Administrative Agent any Payment Recipient under this clause (a) shall be conclusive thereof, absent manifest error.

(b)   Without limiting immediately preceding clause (a), each Lender or any Person who has received funds on behalf of a Lender (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Administrative Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)   it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)   such Lender shall (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Administrative Agent pursuant to this Section 9.12(b).

For the avoidance of doubt, the failure to deliver a notice to Administrative Agent pursuant to this Section 9.12(b) shall not have any effect on a Payment Recipient's obligations pursuant to Section 9.12(a) or on whether or not an Erroneous Payment has been made.

(c)   Each Lender hereby authorizes Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by Administrative Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that Administrative Agent has demanded to be returned under immediately preceding clause (a).

(d)   The parties hereto agree that (x) irrespective of whether Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender, as the case may be) under the Loan Documents with respect to such amount (the "Erroneous Payment Subrogation Rights") and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by Borrower; provided that this Section 9.12 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of Borrower relative to the amount (or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Administrative Agent from, or on behalf of (including through the exercise of remedies under any Loan Document), Borrower for the purpose of a payment on the Obligations.

(e)   To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on "discharge for value" or any similar doctrine.

(f)   Each party's obligations, agreements and waivers under this Section 9.12 shall survive the resignation or replacement of Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Section 9.13   Administration of Security Granted Pursuant to Collateral Documents (German). In relation to the Collateral Documents (German) the following additional provisions shall apply:

(a)   Administrative Agent, with respect to the German Collateral, shall (i) hold, administer and realize such German Collateral that is transferred or assigned by way of security (*Sicherungseigentum/Sicherungsabtretung*) or otherwise granted to it and is creating or evidencing a non-accessory security right (*nicht akzessorische Sicherheit*) in its own name as trustee (*Treuhänder*) for the benefit of the Secured Parties, (ii) administer and realize any such German Collateral that is pledged (*verpfändet*) or otherwise transferred to Administrative Agent and is creating or evidencing an accessory security right (*akzessorische Sicherheit*) as agent, (iii) act in relation to any German Collateral in accordance with the terms of this Agreement and the relevant Collateral Documents (German) and (iv) apply all payments and other benefits received by it under the Collateral Documents (German) in accordance with this Agreement.

(b)   With respect to the German Collateral, each Secured Party hereby authorizes and grants a power of attorney (*Vollmacht*), and each future Secured Party by becoming a party to this Agreement authorizes, and grants a power of attorney (*Vollmacht*) to Administrative Agent (whether or not by or through employees or agents) to: (i) agree to and execute on its behalf as its representative (*Stellvertreter*) any amendments and/or alterations to any Collateral Documents (German) or any other agreement related to such German Collateral which creates a pledge or any other accessory security right (*akzessorische Sicherheit*) including the release or confirmation of release of such security; (ii) execute on behalf of itself and the Secured Parties where relevant and without the need for any further referral to, or authority from, the Secured Parties or any other person all necessary releases of any such German Collateral secured under the Collateral Documents (German) or any other agreement related to such German Collateral; (iii) realize such Collateral in accordance with the Collateral Documents (German) or any other agreement securing such German Collateral; (iv) release or retransfer such German Collateral in accordance with this Agreement and the Collateral Documents (German); (v) make, receive all declarations and statements and undertake all other necessary actions and measures which are necessary or desirable in connection with such German Collateral or the Collateral Documents (German) or any other agreement securing the German Collateral; (vi) take such action on its behalf as may from time to time be authorized under or in accordance with the Collateral Documents (German); and (vii) exercise such rights, remedies, powers and discretions as are specifically delegated to or conferred upon the Secured Parties under the Collateral Documents (German) together with such powers and discretions as are reasonably incidental thereto.

(c)   Each of the Secured Parties agrees that, if the courts of Germany do not recognize or give effect to the trust expressed to be created by this Agreement or any Collateral Documents (German), the relationship of the Secured Parties to Administrative Agent shall be construed as one of principal and agent but, to the extent permissible under the laws of Germany, all the other provisions of this Agreement shall have full force and effect between the parties hereto.

(d)   Each Secured Party hereby ratifies and approves, and each future Secured Party by becoming a party to this Agreement ratifies and approves, all acts and declarations previously done by Administrative Agent on such person's behalf (including for the avoidance of doubt the declarations made by Administrative Agent as representative without power of attorney (*Vertreter ohne Vertretungsmacht*) in relation to the creation of any pledge (*Pfandrecht*) on behalf and for the benefit of each Secured Party as future pledgee or otherwise).

Section 9.14   Parallel Liability (Covenant to Pay Administrative Agent).

(a)   Each Loan Party irrevocably and unconditionally undertakes to pay to Administrative Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time).

(b)   The Loan Parties agree that:

(i)   a Loan Party's Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(ii)   a Loan Party's Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged, and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged; and

(iii)   a Loan Party's Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of that Loan Party to Administrative Agent (even though that Loan Party may owe more than one Corresponding Liability to the Secured Parties under the Loan Documents) and an independent and separate claim of Administrative Agent to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities).

(c)   The Administrative Agent hereby confirms and accepts that, to the extent the Administrative Agent irrevocably receives any amount in payment of a Parallel Liability, the Administrative Agent shall distribute that amount among the Lenders that are creditors of the relevant Corresponding Liabilities. Upon irrevocable receipt by the Administrative Agent of any amount in payment of a Parallel Liability (a "Received Amount"), the Corresponding Liabilities shall be reduced, if necessary *pro rata* in respect of Administrative Agent and each Lender individually, by amounts totaling an amount (a "Deductible Amount") equal to the Received Amount in the manner as if the Deductible Amount were received by the Administrative Agent and the Lenders as a payment of the Corresponding Liabilities owed by the relevant Loan Party on the date of receipt by the Administrative Agent of the Received Amount.

(d)   For purposes of this Section 9.14, Administrative Agent acts in its own name and not as agent, representative or trustee of the Secured Parties and accordingly holds neither its claim resulting from a Parallel Liability nor any Collateral Document securing a Parallel Liability in trust.

Section 9.15   Release from Restrictions on Self-dealing and Multi-representation. Each Lender and other Secured Party hereby releases Administrative Agent acting on its behalf pursuant to the terms of this Agreement or any other Loan Document from the restrictions (to the extent that such restrictions would otherwise apply) on self-dealing and multi-representation pursuant to section 181 of the German Civil Code (*Bürgerliches Gesetzbuch*) and similar restrictions (if any) applicable to it pursuant to any other applicable laws, in each case to the extent legally possible to it. For the avoidance of doubt, if and to the extent that Administrative Agent is authorized to sub-delegate (by power of attorney or otherwise) any powers granted to it pursuant to this Agreement or any other Loan Document, this shall extend to include such release from

the restrictions on self-dealing and multi-representation pursuant to section 181 of the German Civil Code (*Bürgerliches Gesetzbuch*) and similar restrictions pursuant to any other applicable laws. Each Lender or other Secured Party which is barred by its organizational documents, by-laws or otherwise from validly granting such release will inform Administrative Agent accordingly.

ARTICLE X

MISCELLANEOUS

Section 10.1   Notices.

(a)   Notices Generally. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given to a Loan Party or Administrative Agent, shall be sent to such Person's address as set forth on Appendix B or in the other relevant Loan Document, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to Administrative Agent in writing. Each notice hereunder shall be in writing and may be personally served, or sent by United States mail or courier service for addresses in the United States or by electronic mail and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt and acknowledgement of receipt of electronic mail, or three (3) Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided, no notice to Administrative Agent shall be effective until received by Administrative Agent.

(b)   Electronic Communications.

(i)   Subject to Section 1.5 hereof, Administrative Agent and Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Subject to Section 1.5 hereof, notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.

(ii)   Unless Administrative Agent otherwise prescribes, (A) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (B) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (A), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (A) and (B) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

Section 10.2   Expenses. Whether or not the transactions contemplated hereby shall be consummated, Borrower agrees to pay promptly (a) all of Administrative Agent's actual, reasonable and documented out-of-pocket costs and expenses of preparation, negotiation, execution and administration of the Loan Documents and any consents, amendments, waivers or other modifications thereto; (b) all the actual, reasonable and documented out-of-pocket fees, expenses and disbursements of counsel to Administrative Agent (limited to one firm of counsel (in the absence of an actual or perceived conflict),

one additional local counsel in each relevant jurisdiction, intellectual property counsel and such other special counsel as needed) in connection with the negotiation, preparation, execution and administration of the Loan Documents and any consents, amendments, waivers or other modifications thereto and any other documents or matters requested by Borrower; (c) all the actual, reasonable and documented out-of-pocket costs and expenses of creating and perfecting Liens in favor of Administrative Agent (and, if applicable, also in favor of Secured Parties), for the benefit of Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable and documented out-of-pocket fees, expenses and disbursements of counsel to Administrative Agent and of counsel providing any opinions that Administrative Agent or Required Lenders may request in respect of the Collateral or the Liens created pursuant to the Collateral Documents; (d) all of Administrative Agent's actual, reasonable and documented out-of-pocket fees, expenses for, and disbursements of any of Administrative Agent's auditors, accountants, consultants or appraisers, and all reasonable and documented attorneys' fees (in each case, external only) incurred by Administrative Agent; (e) all the actual, reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented out-of-pocket fees, expenses and disbursements of any appraisers, consultants, advisors and agents employed or retained by Administrative Agent and its counsel (in each case, external only)) in connection with the custody or preservation of any of the Collateral; (f) all the actual, reasonable and documented out-of-pocket costs and expenses of Administrative Agent and Lenders in connection with the attendance at any meetings in connection with this Agreement and the other Loan Documents (including the meetings referred to in Section 5.7); (g) all other actual, reasonable and documented costs and expenses incurred by Administrative Agent in connection with the syndication of the Loans and Commitments and the negotiation, preparation and execution of the Loan Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby; and (h) after the occurrence and during the continuance of an Event of Default, all costs and expenses, including attorneys' fees and costs of settlement, incurred by Administrative Agent and Lenders in enforcing any Obligations of or in collecting any payments due from any Loan Party hereunder or under the other Loan Documents by reason of such Event of Default (including in connection with the sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a "work out" or pursuant to any insolvency or bankruptcy cases or proceedings.

Section 10.3   Indemnity.

(a)   IN ADDITION TO (BUT NOT IN DUPLICATION OF) THE PAYMENT OF EXPENSES PURSUANT TO SECTION 10.2, WHETHER OR NOT THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE CONSUMMATED, EACH LOAN PARTY AGREES TO DEFEND (SUBJECT TO INDEMNITEES' SELECTION OF COUNSEL), INDEMNIFY, PAY AND HOLD HARMLESS, ADMINISTRATIVE AGENT AND LENDER, THEIR AFFILIATES AND THEIR RESPECTIVE OFFICERS, PARTNERS, DIRECTORS, TRUSTEES, EMPLOYEES AND AGENTS OF ADMINISTRATIVE AGENT AND EACH LENDER (EACH, AN "INDEMNITEE"), FROM AND AGAINST ANY AND ALL INDEMNIFIED LIABILITIES, **IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY, OR SOLE NEGLIGENCE OF SUCH INDEMNITEE**; PROVIDED, NO LOAN PARTY SHALL HAVE ANY OBLIGATION TO ANY INDEMNITEE HEREUNDER WITH RESPECT TO ANY INDEMNIFIED LIABILITIES TO THE EXTENT SUCH INDEMNIFIED LIABILITIES ARISE FROM THE GROSS NEGLIGENCE, MATERIAL BREACH OF ITS OBLIGATIONS UNDER THE LOAN DOCUMENTS, OR WILLFUL MISCONDUCT, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN A FINAL, NON-APPEALABLE ORDER, OF THAT INDEMNITEE. TO THE EXTENT THAT THE UNDERTAKINGS TO DEFEND, INDEMNIFY, PAY AND HOLD HARMLESS SET FORTH IN THIS SECTION 10.3 MAY BE UNENFORCEABLE IN WHOLE OR IN PART BECAUSE THEY ARE VIOLATIVE OF ANY LAW OR PUBLIC POLICY, THE APPLICABLE

LOAN PARTY SHALL CONTRIBUTE THE MAXIMUM PORTION THAT IT IS PERMITTED TO PAY AND SATISFY UNDER APPLICABLE LAW TO THE PAYMENT AND SATISFACTION OF ALL INDEMNIFIED LIABILITIES INCURRED BY INDEMNITEES OR ANY OF THEM. THIS SECTION 10.3 SHALL NOT APPLY WITH RESPECT TO TAXES OTHER THAN ANY TAXES THAT REPRESENT LOSSES, CLAIMS, DAMAGES, ETC. ARISING FROM ANY NON-TAX CLAIM.

(b)   To the extent permitted by applicable law, no party hereto or Indemnitee (by accepting the benefits applicable to it hereunder) shall assert, and each party hereto (and each Indemnitee by accepting the benefits applicable to it hereunder) hereby waives, any claim against Lenders, Administrative Agent and their respective Affiliates, directors, employees, attorneys or agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Loan Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and party hereto (and each Indemnitee by accepting the benefits applicable to it hereunder) hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor; provided that nothing in this sentence shall limit any Loan Party's obligation to indemnify and hold harmless the Indemnitee for any claims for which the Indemnitees are entitled to be held harmless and indemnified pursuant to this Section 10.3. Notwithstanding any provision in this Section 10.3 to the contrary, no Loan Party shall have any liability under this Section 10.3 for any special, indirect, consequential or punitive damages (as opposed to direct or actual damages), except that, nothing in this sentence shall limit the Loan Party's obligation to indemnify and hold harmless the Indemnitee for any claims for which the Indemnitees are entitled to be held harmless and indemnified pursuant to this Section 10.3.

Section 10.4   Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default each Lender, and their respective Affiliates is hereby authorized by each Loan Party at any time or from time to time subject to the consent of Administrative Agent (such consent not to be unreasonably withheld or delayed), without notice to any Loan Party or to any other Person (other than Administrative Agent), any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts (in whatever currency)) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Loan Party (in whatever currency) against and on account of the obligations and liabilities of any Loan Party to such Lender hereunder, the participations under the other Loan Documents, including all claims of any nature or description arising out of or connected hereto, or with any other Loan Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder, (b) the principal of or the interest on the Term Loans or any other amounts due hereunder shall have become due and payable pursuant to Article II and although such obligations and liabilities, or any of them, may be contingent or unmatured or (c) such obligation or liability is owed to a branch or office of such Lender different from the branch or office holding such deposit or obligation or such Indebtedness; provided that, with respect to any Loan Party incorporated in Germany, such set-off shall only be exercised to the extent permitted by mandatory provisions of applicable law.

Section 10.5   Amendments and Waivers.

(a)   Required Lenders' Consent. Subject to Section 10.5(b), no amendment, modification, termination or waiver of any provision of the Loan Documents, or consent to any departure

by any Loan Party therefrom, shall in any event be effective without the written consent of Administrative Agent, the Required Lenders and the Borrower.

(b) Affected Lenders' Consent. Without the written consent of each Lender (other than a Defaulting Lender) that would be affected thereby and the Borrower, no amendment, modification, termination, or consent shall be effective if the effect thereof would:

(i) extend the scheduled final maturity of any Loan or Note;

(ii) waive, reduce or postpone any scheduled repayment (but not prepayment or any payment at the increased interest rate applicable to any Loan pursuant to Section 2.6);

(iii) reduce the rate of interest on any Loan (other than any waiver of any increase in the interest rate applicable to any Loan pursuant to Section 2.6) or any fee payable hereunder;

(iv) extend the time for payment of any such interest or fees (other than any payment at the increased interest rate applicable to any Loan pursuant to Section 2.6);

(v) reduce the principal amount of any Loan;

(vi) amend, modify, terminate or waive any provision of this Section 10.5(b);

(vii) amend the definition of "Required Lenders" or "Pro Rata Share";

(viii) release all or substantially all of the Collateral or all or substantially all of the Guarantors from the Guaranty except as expressly provided in the Loan Documents;

(ix) subordinate (A) any of the Obligations or (B) any Lien created by this Agreement or any other Loan Document, except, in the case of clause (B), in connection with any ABL Facility, Permitted Product Agreement Transaction or Permitted Royalty Monetization Transaction or in the case of any other transaction permitted hereunder as of the Closing Date that is contemplated to have priority over the Liens securing the Obligations; or

(x) consent to the assignment or transfer by any Loan Party of any of its rights and obligations under any Loan Document [***].

(c) Other Consents. No amendment, modification, termination or waiver of any provision of the Loan Documents, or consent to any departure by any Loan Party therefrom, shall amend, modify, terminate or waive any provision of Article IX as the same applies to Administrative Agent, or any other provision hereof as the same applies to the rights or obligations of Administrative Agent, in each case without the consent of Administrative Agent and the Borrower.

(d) Execution of Amendments, Etc. Administrative Agent may, but shall have no obligation to, with the consent of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by a Loan Party, on such Loan Party.

Section 10.6   Successors and Assigns; Participations.

(a)   Generally. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of the parties hereto and the successors and permitted assigns of Lenders. No Loan Party's rights or obligations hereunder nor any interest therein may be assigned or delegated by any Loan Party without the prior written consent of all Lenders. No rights or obligations hereunder nor any interest therein may be assigned or delegated to a Swiss Borrower. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, Indemnitee Agent Parties under Section 9.6, Indemnitees under Section 10.3, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of Administrative Agent and Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Maintenance of the Register. Borrower, Administrative Agent and Lenders shall, in accordance with the Register provisions of Section 2.3(b), deem and treat the Persons listed as Lenders in the Register as the holders and owners of the corresponding Commitments and Loans listed therein for all purposes hereof, and no assignment or transfer of any such Term Loan Commitment or Loan shall be effective, in each case, unless and until an Assignment Agreement effecting a permitted assignment or permitted transfer thereof shall have been delivered to and accepted by Administrative Agent and, to the extent consent is required hereunder, the Borrower and recorded in the Register as provided in Section 10.6(e). Prior to such recordation, all amounts owed with respect to the applicable Term Loan Commitment or Loan shall be owed to the Lender listed in the Register as the owner thereof.

(c)   Right to Assign. Each Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including, without limitation, all or a portion of its Term Loan Commitment or Loans owing to it or other Obligations (provided, however, that (x) each such assignment shall be of a uniform, and not varying, percentage of all rights and obligations under and in respect of any Loan and any related Commitments and (y) except in the case of an assignment of the entire remaining amount of the assigning Lender's Term Loan Commitments and the Loans, each sale, assignment and transfer shall not be less than $1,000,000):

(i)   to any Person with the written consent of Borrower and Administrative Agent;

(ii)   to any Person (other than a Disqualified Institution, unless an Event of Default [***] shall have occurred and be continuing) meeting the criteria of clause (a) of the definition of the term "Eligible Assignee" upon the giving of written notice to Borrower and Administrative Agent;

(iii)   to any Person otherwise constituting an Eligible Assignee [***]; and

(iv)   if an Event of Default [***] has occurred and is continuing, to any other Person constituting an Eligible Assignee, with the consent of Administrative Agent.

Notwithstanding anything to the contrary in any Loan Document or elsewhere, any prohibited sale, assignment or transfer shall be absolutely null and void *ab initio*.

(d)   Mechanics. The assigning Lender and the permitted assignee thereof shall execute and deliver to Administrative Agent an Assignment Agreement, together with such forms or certificates with respect to tax withholding matters as the assignee under such Assignment Agreement may be required to deliver to Administrative Agent pursuant to Section 2.15(d).

(e)   Notice of Assignment. Upon its receipt and acceptance of a duly executed and completed Assignment Agreement, any forms or certificates required by this Agreement in connection therewith, to the extent such assignment is a permitted assignment, Administrative Agent shall record the information contained in such Assignment Agreement in the Register, shall give prompt written notice thereof to Borrower and shall maintain a copy of such Assignment Agreement.

(f)   Representations and Warranties of Assignee. Each Lender, upon execution and delivery hereof or upon executing and delivering an Assignment Agreement, as the case may be, represents and warrants as of the Closing Date or as of the applicable Effective Date (as defined in the applicable Assignment Agreement) that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Term Loan Commitments or Loans, as the case may be; and (iii) it will make or invest in, as the case may be, its Term Loan Commitments or Loans for its own account in the ordinary course of its business and without a view to distribution of such Term Loan Commitments or Loans within the meaning of the Securities Act or the Exchange Act or other federal securities laws.

(g)   Effect of Assignment. Subject to the terms and conditions of this Section 10.6 and solely to the extent such assignment is a permitted assignment, as of the later (i) of the "Effective Date" specified in the applicable Assignment Agreement or (ii) the date such assignment is recorded in the Register: (A) the assignee thereunder shall have the rights and obligations of a "Lender" hereunder to the extent such rights and obligations hereunder have been assigned to it pursuant to such Assignment Agreement and shall thereafter be a party hereto and a "Lender" for all purposes hereof; (B) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned thereby pursuant to such Assignment Agreement, relinquish its rights (other than any rights which survive the termination hereof under Section 10.8) and be released from its obligations hereunder (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations hereunder, such Lender shall cease to be a party hereto; provided, anything contained in any of the Loan Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (C) the Commitments shall be modified to reflect the Commitment of such assignee and any Commitment of such assigning Lender, if any; and (D) if any such assignment occurs after the issuance of any Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Notes to Administrative Agent for cancellation, and thereupon Borrower shall issue and deliver new Notes, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new Commitments and/or outstanding Loans of the assignee and/or the assigning Lender.

(h)   Participations.

(i)   Upon written notice to Administrative Agent and Borrower (other than in the case of any participation sold to an Affiliate of the Administrative Agent or such Lender), each Lender shall have the right at any time to sell one or more participations to any Person (other than (x) Borrower, any of its Subsidiaries or any of its Affiliates and (y) unless an Event of Default has occurred and is continuing, a Disqualified Institution) in all or any part of its Commitments, Loans or in any other Obligation. The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification or waiver that would (i) extend the final scheduled maturity of any Term Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the

participant's participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Commitment shall not constitute a change in the terms of such participation, and that an increase in any Term Loan Commitment or Loan shall be permitted without the consent of any participant if the participant's participation is not increased as a result thereof), (ii) consent to the assignment or transfer by any Loan Party (other than in connection with a dissolution or disposition of all or substantially all assets of a Loan Party to another Loan Party pursuant to a transaction permitted by this Agreement) of any of its rights and obligations under this Agreement, or (iii) release all or substantially all of the Collateral under the Collateral Documents or all or substantially all of the Guarantors from the Guaranty (in each case, except as expressly provided in the Loan Documents) supporting the Loans hereunder in which such participant is participating. Borrower agrees that each permitted participant shall be entitled to the benefits of Sections 2.14 and 2.15 subject to the requirements and limitations of such Sections (it being understood that the documentation required under Section 2.15(d) shall be delivered solely to the participating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.6(c); provided, a participant shall not be entitled to receive any greater payment under Section 2.15, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in law that occurs after the participant acquired the applicable participation. To the extent permitted by law, each permitted participant also shall be entitled to the benefits of Section 10.4 as though it were a Lender, provided such participant shall be subject to Section 2.13 as though it were a Lender.

(ii)   In the event that any Lender sells permitted participations in its Commitments, Loans or in any other Obligation hereunder, such Lender shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of all participants in the Commitments, Loans or Obligations held by it and the principal amount (and stated interest thereon) of the portion of such Commitments, Loans or Obligations which are the subject of the participation (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant's interest in any commitments, loans or its other obligations under any Loan Document) to any Person (other than Administrative Agent and Borrower) except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries reasonably made in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. A Commitment, Loan or Obligation hereunder may be participated in whole or in part only by registration of such participation on the Participant Register (and each Note shall expressly so provide). The Participant Register shall be available for inspection by Borrower at any reasonable time and from time to time upon reasonable prior notice. For the avoidance of doubt, Administrative Agent (in its capacity as administrative agent) shall not have any responsibility for maintaining a Participant Register.

(i)   Certain Other Assignments. In addition to any other assignment permitted pursuant to this Section 10.6, any Lender or Administrative Agent may assign, pledge and/or grant a security interest in, all or any portion of its Loans, the other Obligations owed by or to such Lender, and its Notes, if any, to secure obligations of such Lender or Administrative Agent or any of its Affiliates to any Person [***] providing any loan, letter of credit or other extension of credit or financial arrangement to or for the account of such Lender or Administrative Agent or any of its Affiliates and any agent, trustee or representative of such Person (without the consent of, or notice to, or any other action by, any other party hereto), including, without limitation, any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any operating circular issued by such Federal Reserve Bank; provided, no Lender or Administrative Agent, as between Borrower and

such Lender or Administrative Agent, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge; provided further, in no event shall such Person, agent, trustee or representative of such Person or the applicable Federal Reserve Bank be considered to be a "Lender" or "Agent" or be entitled to require the assigning Lender or Administrative Agent to take or omit to take any action hereunder.

Section 10.7   Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

Section 10.8   Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Credit Extension. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Loan Party set forth in Sections, 2.14, 2.15, 10.2, 10.3, 10.4, and 10.10 and the agreements of Lenders set forth in Section 2.13, 9.3(b) and 9.6 shall survive the payment of the Term Loans and the termination hereof.

Section 10.9   No Waiver; Remedies Cumulative. No failure or delay on the part of Administrative Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to Administrative Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Loan Documents. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

Section 10.10   Marshalling; Payments Set Aside. Neither Administrative Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Loan Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Loan Party makes a payment or payments to Administrative Agent or Lenders (or to Administrative Agent, on behalf of Lenders), or Administrative Agent or Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

Section 10.11   Severability. In case any provision in or obligation hereunder or any Note or other Loan Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 10.12   Obligations Several; Independent Nature of Lenders' Rights. The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations or Commitment of any other Lender hereunder. Nothing contained herein or in any other Loan Document, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders as a partnership, an association,

a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and, subject to Section 9.8, each Lender shall be entitled to protect and enforce its rights arising under this Agreement and the other Loan Documents and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.

Section 10.13   Original Issue Discount. For United States federal income tax purposes including Sections 1272, 1273 and 1275 of the Internal Revenue Code (and the regulations promulgated thereunder), each Term Loan shall be treated as debt and debt that is not a "contingent payment debt instrument" and is being issued with original issue discount; please contact [***] to obtain information regarding the issue date, issue price, the amount of original issue discount and the yield to maturity.

Section 10.14   Headings.   Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

Section 10.15   APPLICABLE LAW.   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF NEW YORK.

Section 10.16   CONSENT TO JURISDICTION.

(a)   ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY HERETO (AND ANY INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER) ARISING OUT OF OR RELATING HERETO OR ANY OTHER LOAN DOCUMENT, OR ANY OF THE OBLIGATIONS, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK.   BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH PARTY HERETO (AND EACH INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER), FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NON-EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS; (II) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (III) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PERSON AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1 OR TO BORROWER AS ITS PROCESS AGENT ACCORDANCE WITH SECTION 10.24 IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PERSON IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (iv) AGREES THAT SUCH OTHER PERSON RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY PERSON IN THE COURTS OF ANY OTHER JURISDICTION.

(b)   EACH PARTY HERETO (AND EACH INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER) HEREBY AGREES THAT PROCESS MAY BE SERVED ON IT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE ADDRESSES PERTAINING TO IT AS SPECIFIED IN SECTION 10.1.   ANY AND ALL SERVICE OF PROCESS AND ANY OTHER NOTICE IN ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE EFFECTIVE AGAINST ANY PARTY HERETO (AND ANY INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER) IF GIVEN BY REGISTERED OR CERTIFIED MAIL,

RETURN RECEIPT REQUESTED, OR BY ANY OTHER MEANS OR MAIL WHICH REQUIRES A SIGNED RECEIPT, POSTAGE PREPAID, MAILED AS PROVIDED ABOVE.

Section 10.17   WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO (AND EACH INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER) HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER LOAN DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER, ADMINISTRATIVE AGENT/BORROWER, INDEMNITEE/INDEMNITOR OR OTHER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO (AND EACH INDEMNITEE BY ACCEPTING THE BENEFITS PROVIDED TO IT HEREUNDER) ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.17 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 10.18   Confidentiality. Administrative Agent and Lender shall hold all non-public information regarding Borrower and its Subsidiaries and their businesses identified as such by Borrower and obtained by such Lender from Borrower or its Subsidiaries pursuant to the requirements hereof in accordance with such Lender's customary procedures for handling confidential information of such nature, it being understood and agreed by Borrower that, in any event, Administrative Agent or Lender may make (i) disclosures of such information to Affiliates of Administrative Agent or Lender and to their agents, advisors, directors, officers, and shareholders (and to other persons authorized by a Lender or Administrative Agent to organize, present or disseminate such information in connection with disclosures otherwise made in accordance with this Section 10.18), (ii) disclosures of such information reasonably required by any bona fide or potential assignee, transferee or participant in connection with the contemplated assignment, transfer or participation by any such Lender of any Loans or any participations therein, (iii) disclosure to any rating agency when required by it, (iv) disclosure to any Lender's financing sources, provided that prior to any disclosure, such financing source is informed of the confidential nature of the information, (v) disclosures of such information to any actual or potential investors, members, and partners of Administrative Agent any Lender or their Affiliates, provided that prior to any disclosure, such investor or partner is informed of the confidential nature of the information, and (vi) disclosure required or requested in connection with any public filings, whether pursuant to any securities laws or regulations or rules promulgated therefor (including the Investment Company Act of 1940 or otherwise) or representative thereof or by the National Association of Insurance Commissioners (and any successor thereto) or pursuant

to legal or judicial process; <u>provided</u>, unless specifically prohibited by applicable law or court order, Administrative Agent and Lender shall make reasonable efforts to notify Borrower of any request by any Governmental Authority or representative thereof (other than any such request in connection with any examination of the financial condition or other routine examination of such Lender by such Governmental Authority) for disclosure of any such non-public information prior to disclosure of such information. Notwithstanding anything to the contrary set forth herein, each party (and each of their respective employees, representatives or other agents) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions and other tax analyses) that are provided to any such party relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure shall remain subject to the confidentiality provisions hereof (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable the parties hereto, their respective Affiliates, and their and their respective Affiliates' directors and employees to comply with applicable securities laws. For this purpose, "tax structure" means any facts relevant to the federal income tax treatment of the transactions contemplated by this Agreement but does not include information relating to the identity of any of the parties hereto or any of their respective Affiliates. Notwithstanding the foregoing, on or after the Closing Date, Administrative Agent and any Lender may, at its own expense, issue news releases and publish "tombstone" advertisements and other announcements relating to this transaction in newspapers, trade journals and other appropriate media (which may include use of logos of one or more of the Loan Parties) that have been approved in advance by Borrower (collectively, "<u>Trade Announcements</u>"). No party hereto shall (i) issue any Trade Announcement or (ii) disclose the terms of this Agreement, except in the case of this clause (ii), (A) disclosures required by applicable law, regulation, legal process or the rules of the Securities and Exchange Commission, in which case such party will advise such other party before making such disclosure or filing and provide such other party with reasonable opportunity to review and comment on any customary proposed redactions, and to require additional redactions, in each case to such disclosure or filing that are permitted by applicable law, regulation, legal process and the rules of the Securities and Exchange Commission, (B) on a confidential basis to Borrower's controlled Affiliates and Subsidiaries and Borrower's and their controlled Affiliates' and Subsidiaries' Board of Directors (or equivalent governing body), employees, representatives and professional advisors, subject, in the case of this clause (B), to such person being subject to customary confidentiality obligations with respect to this Agreement, (C) to the extent such information becomes publicly available other than by reason of improper disclosure in violation of the confidentiality obligations set forth in this <u>Section 10.18</u>, (D) to a Tax authority, to the extent reasonably necessary in connection with the Tax affairs of Borrower and/or any of its Affiliates or (E) with the prior approval of Administrative Agent and such Lender (such approval not to be unreasonably withheld, conditioned or delayed to the extent the disclosure reflects redactions required by the Administrative Agent (to the extent such redactions are permitted by applicable law, regulation, legal process and the rules of the Securities and Exchange Commission)). This Section 10.18 supersedes any prior confidentiality and/or non-disclosure agreement as between the Loan Parties and the Lenders (and their Affiliates), including that certain Mutual Nondisclosure Agreement, dated as of November 13, 2025, by and among Scholar Rock, Inc. and Blue Owl Credit Advisors LLC.

Section 10.19   <u>Usury Savings Clause</u>. Notwithstanding any other provision herein, the aggregate interest rate charged or agreed to be paid with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this

Agreement had at all times been in effect, then to the extent permitted by law, Borrower shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of Lenders and Borrower to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender's option be applied to the outstanding amount of the Loans made hereunder or be refunded to Borrower. In determining whether the interest contracted for, charged, or received by Administrative Agent or a Lender exceeds the Highest Lawful Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest, throughout the contemplated term of the Obligations hereunder.

Section 10.20   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement. The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement and the other Loan Documents and the transactions contemplated hereby and thereby (including without limitation Assignment Agreement, amendments, notices, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms reasonably approved by Administrative Agent (it being agreed that electronic mail and Docusign are approved by Administrative Agent), or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.21   Effectiveness. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Borrower and Administrative Agent of written notification of such execution and authorization of delivery thereof.

Section 10.22   PATRIOT Act Notice. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the PATRIOT Act, it may be required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of the Loan Parties and other information that will allow such Lender or Administrative Agent, as applicable, to identify the Loan Parties in accordance with the PATRIOT Act or other Anti-Terrorism Laws of the Loan Parties and other information that will allow such Lender or Administrative Agent, as applicable, to identify the Loan Parties in connection with the PATRIOT Act.

Section 10.23   Waiver of Immunity. To the extent that any Loan Party has or hereafter may acquire (or may be attributed, whether or not claimed) any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service of process or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, such Loan Party hereby irrevocably waives and agrees not to plead or claim, to the fullest extent permitted by law, such immunity

in respect of (a) its obligations under the Loan Documents, (b) any legal proceedings to enforce such obligations and (c) any legal proceedings to enforce any judgment rendered in any proceedings to enforce such obligations. Each Loan Party hereby agrees that the waivers set forth in this Section 10.23 shall be to the fullest extent permitted under the Foreign Sovereign Immunities Act and are intended to be irrevocable for purposes of the Foreign Sovereign Immunities Act.

Section 10.24   Service of Process. To the extent permitted by applicable Requirements of Law, each Loan Party that is organized outside of the United States hereby appoints Borrower as its agent for the purpose of accepting service of any process in the United States with respect to any Loan Document and the transactions contemplated thereby.

Section 10.25   Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)   the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)   the effects of any Bail-In Action on any such liability, including, if applicable:

(i)   a reduction in full or in part or cancellation of any such liability;

(ii)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

Section 10.26   Restricted Use of Proceeds in Switzerland. For so long as a Swiss Guarantor is a Loan Party to this Agreement, the Borrower shall ensure that at any time during the term of this Agreement no proceeds under any Loan will be on-lent or made otherwise available, directly or indirectly, to any Subsidiary incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act, or otherwise be used or made available, directly or indirectly, in each case, in a manner which would constitute a "harmful use of proceeds in Switzerland" (*schädliche Mittelverwendung in der Schweiz*) as interpreted by the Swiss Federal Tax Administration for purposes of Swiss Withholding Tax, unless and until a written confirmation or countersigned tax ruling application from the Swiss Federal Tax Administration has been obtained (in form and substance reasonably satisfactory to the Administrative Agent) confirming that the intended use of such proceeds is permitted without payments on interest and fees under any Loan Document becoming subject to Swiss Withholding Tax.[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

SCHOLAR ROCK HOLDING CORPORATION,
as Borrower

By: /s/ Vikas Sinha_____
Name: Vikas Sinha
Title: Chief Financial Officer

SCHOLAR ROCK, INC.,
as a Guarantor

By: /s/ Vikas Sinha_____
Name: Vikas Sinha
Title: Chief Financial Officer and Treasurer

SCHOLAR ROCK U.S. OPERATIONS, INC., as a Guarantor

By: /s/ Vikas Sinha_____
Name: Vikas Sinha
Title: Treasurer

SCHOLAR ROCK FOREIGN HOLDINGS, INC., as a Guarantor

By: /s/ Vikas Sinha_____
Name: Vikas Sinha
Title: Treasurer

LSI FINANCING LLC,
as Administrative Agent

By: /s/ Pamela A. Gregorski
         Name: Pamela A. Gregorski
         Title: Director

3

LSI FINANCING LLC,
as Lender

By: /s/ Pamela A. Gregorski
        Name: Pamela A. Gregorski
        Title: Director

Exhibit 21.1

SUBSIDIARIES OF SCHOLAR ROCK HOLDING CORPORATION

Subsidiary	Jurisdiction
Scholar Rock, Inc.	Delaware
Scholar Rock Netherlands B.V.	The Netherlands
Scholar Rock U.S. Operations, Inc.	Delaware
Scholar Rock Foreign Holdings, Inc.	Delaware
Scholar Rock Ireland Limited	Ireland
Scholar Rock Switzerland GmbH	Switzerland
Scholar Rock Germany GmbH	Germany
Scholar Rock Securities Corporation	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 Nos. 333-254057, 333-249715, 333-231920, 333-268329, and 333-282530) of Scholar Rock Holding Corporation,

(2) Registration Statement (Form S-8 Nos. 333-263349, 333-238082 and 333-256065) pertaining to the 2018 Stock Option and Incentive Plan and 2018 Employee Stock Purchase Plan, of Scholar Rock Holding Corporation,

(3) Registration Statement (Form S-8 No. 333-225192) pertaining to the 2017 Stock Option and Incentive Plan, 2018 Stock Option and Incentive Plan, and 2018 Employee Stock Purchase Plan, of Scholar Rock Holding Corporation,

(4) Registration Statement (Form S-8 Nos. 333-266658, 333-268327, 333-283120 and 333-285307) pertaining to the 2022 Inducement Equity Plan, of Scholar Rock Holding Corporation, and

(5) Registration Statement (Form S-8 Nos. 333-270318 and 333-278049) pertaining to the 2018 Stock Option and Incentive Plan, 2018 Employee Stock Purchase Plan, and 2022 Inducement Equity Plan, of Scholar Rock Holding Corporation

of our report dated February 27, 2025, with respect to the consolidated financial statements of Scholar Rock Holding Corporation, included in this Annual Report (Form 10-K) of Scholar Rock Holding Corporation for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 3, 2026

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-282530 on Form S-3 and Registration Statement Nos. 333-285307, 333-283120, 333-278049, 333-270318, 333-268327, 333-266658, 333-263349, 333-256065, 333-238082, and 333-225192 on Form S-8 of our report dated March 3, 2026, relating to the financial statements of Scholar Rock Holding Corporation appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 3, 2026

Exhibit 31.1

Certifications

I, David Hallal, certify that:

1. I have reviewed this Annual Report on Form 10-K of Scholar Rock Holding Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2026

/s/ David Hallal
David Hallal
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certifications

I, Vikas Sinha, certify that:

1. I have reviewed this Annual Report on Form 10-K of Scholar Rock Holding Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2026

/s/ Vikas Sinha
Vikas Sinha
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Scholar Rock Holding Corporation (the "Company") for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to his or her knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is being provided pursuant to 18 U.S.C. 1350 and is not to be deemed a part of the Report, nor is it to be deemed to be "filed" for any purpose whatsoever.

Date: March 3, 2026 /s/ David Hallal
David Hallal
Chief Executive Officer

Date: March 3, 2026 /s/ Vikas Sinha
Vikas Sinha
Chief Financial Officer

Management Team

David Hallal
Chairman & Chief Executive Officer

Akshay Vaishnaw, M.D., Ph.D.
President of R&D

R. Keith Woods
Chief Operating Officer

Vikas Sinha
Chief Financial Officer

Junlin Ho, J.D.
General Counsel & Corporate Secretary

Jing Marantz, M.D., Ph.D.
Chief Medical Officer

Rebecca McLeod
Chief Brand Officer & U.S.
General Manager

Caryn Parlavecchio
Chief Human Resources Officer

Mo Qatanani, Ph.D.
Chief Scientific Officer

Lisa Wyman
Chief Technical and Quality Officer

Board of Directors

David Hallal
Chairman & Chief Executive Officer, Scholar Rock

Srini Akkaraju, M.D., Ph.D.
Founder & Managing Partner, Samsara BioCapital

Richard Brudnick
Chief Business Officer, Prime Medicine

Kristina Burow
Managing Director, ARCH Venture Partners

Jeffrey S. Flier, M.D.
Higginson Professor of Physiology and Medicine and
Harvard University Distinguished Service Professor;
Former Dean of Harvard Medical School

Michael Gilman, Ph.D.
Chief Executive Officer, Arrakis Therapeutics

Katie Peng
Chief Commercial Officer, Denali Therapeutics

Joshua Reed
Chief Financial Officer, Alkermes

Akshay Vaishnaw, M.D., Ph.D.
President of R&D, Scholar Rock

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held by virtual meeting at **12:00 PM**, **EST** on **June 4, 2026**, and can be accessed from the following website: **www.virtualshareholdermeeting.com/SRRK2026**. You may attend the meeting via the Internet by logging in with your 16-digit control number.

Independent Auditors

Deloitte & Touche LLP

Investor Inquiries

ir@scholarrock.com

Stock Listing

NASDAQ: SRRK

Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, Rhode Island 02940
(800) 736-3001

SEC Form 10-K

A copy of our Form 10-K filed with the Securities and Exchange Commission (SEC) is available free of charge on the SEC's website at **www.sec.gov** or from the company's investor relations department by emailing ir@scholarrock.com or sending a written request to Scholar Rock's investor relations department at:

Investor Relations
Scholar Rock, Inc.
301 Binney Street, 3rd Floor
Cambridge, MA 02142



301 Binney Street, 3rd Floor
Cambridge, MA 02142

(857) 259.3860
www.scholarrock.com
info@scholarrock.com